SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4


         INITIAL REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. [2]     (File No. 333-73958)                     [X]
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Post-Effective Amendment No. [ ]                                             [ ]
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                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                    Amendment No. 2       (File No. 811-7195)                [X]
                           ---------

                        (Check appropriate box or boxes)

                  AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT
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                           (Exact Name of Registrant)

                   American Enterprise Life Insurance Company
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                               (Name of Depositor)

829 AXP Financial Center, Minneapolis, MN   55474
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(Address of Depositor's Principal Executive Offices)  (Zip Code)

Depositor's Telephone Number, including Area Code  (612) 671-3794
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      James M. Odland, 50607 AXP Financial Center, Minneapolis, MN 55474
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                     (Name and Address of Agent for Service)

It is proposed that this filing become effective: March 1, 2002 or as soon as practicable thereafter but no later than March 4, 2002.

Prospectus

March 4, 2002

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED/VARIABLE ANNUITY

American Enterprise Variable Annuity Account

Issued by: American Enterprise Life Insurance Company (American Enterprise Life)
           829 AXP Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437

This prospectus contains information that you should know before investing. Prospectuses are also available for:

o  American Express(R) Variable           o MFS(R) Variable Insurance Trust(SM)
   Portfolio Funds

o  AIM Variable Insurance Funds           o Putnam Variable Trust - IB Shares


o  Fidelity(R) Variable Insurance
   Products - Service Class 2


o  Franklin(R) Templeton(R) Variable
   Insurance Products Trust (FTVIPT) - Class 2

Please read the prospectuses carefully and keep them for future reference.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this contract involves investment risk including the possible loss of principal.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting American Enterprise Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

Variable annuities are complex investment vehicles. Before you invest, be sure to ask your sales representative about the variable annuity's features, benefits, risks and fees, and whether the variable annuity is appropriate for you, based upon your financial situation and objectives.

American Enterprise Life offers several different annuities which your sales representative may be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, withdrawal charge schedules and access to annuity account values. The fees and charges may also be different between each annuity.

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1 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


Table of Contents


Key Terms                                                               3

The Contract in Brief                                                   4

Expense Summary                                                         6

Condensed Financial Information (Unaudited)                            21

Financial Statements                                                   24

Performance Information                                                25

The Variable Account and the Funds                                     26

The Guarantee Period Accounts (GPAs)                                   30

The One-Year Fixed Account                                             32

Buying Your Contract                                                   33

Charges                                                                34

Valuing Your Investment                                                37

Making the Most of Your Contract                                       38

Withdrawals                                                            41

TSA - Special Withdrawal Provisions                                    42

Changing Ownership                                                     42

Benefits in Case of Death                                              42

Optional Benefits                                                      47

The Annuity Payout Period                                              54

Taxes                                                                  56

Voting Rights                                                          57

Substitution of Investments                                            58

About the Service Providers                                            58

Additional Information About American Enterprise Life                  59

Directors and Executive Officers                                       63

Experts                                                                64

American Enterprise Life Insurance
   Company Financial Information                                       65

Table of Contents of the
   Statement of Additional Information                                 84


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2 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

Key Terms

These terms can help you understand details about your contract. Accumulation unit: A measure of the value of each subaccount before annuity payouts begin.

Annuitant: The person on whose life or life expectancy the annuity payouts are based.

Annuity payouts: An amount paid at regular intervals under one of several plans.

Assumed investment rate: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your contract. The standard assumed investment rate we use is 5% but you may request we substitute an assumed investment rate of 3.5%.


Beneficiary: The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force.


Close of business: When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Contract: A deferred annuity contract, or a certificate showing your interest under a group annuity contract, that permits you to accumulate money for retirement by making one or more purchase payments. It provides for lifetime or other forms of payouts beginning at a specified time in the future.

Contract value: The total value of your contract before we deduct any applicable charges.

Contract year: A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.


Funds: Investment options under your contract. You may allocate your purchase payments into subaccounts investing in shares of any or all of these funds.


Guarantee Period: The number of years that a guaranteed interest rate is credited.


Guarantee Period Accounts (GPAs): Fixed accounts to which you may also make allocations of at least $1,000. These accounts have guaranteed interest rates declared for periods ranging from two to ten years. Withdrawals from the GPAs done more than 30 days before the end of the Guarantee Period will receive a Market Value Adjustment, which may result in a gain or loss of principal.


Market Value Adjustment (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is withdrawn or transferred more than 30 days before the end of its Guarantee Period.


One-year fixed account: An account to which you may make allocations. Amounts you allocate to this account earn interest at rates that we declare periodically.


Owner (you, your): The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

Qualified annuity: A contract that you purchase to fund one of the following tax-deferred retirement plans that is subject to applicable federal law and any rules of the plan itself:

o Individual Retirement Annuities (IRAs) under Section 408(b) of the Internal Revenue Code of 1986, as amended (the Code)
o   Roth IRAs under Section 408A of the Code
o   Simplified Employee Pension (SEP) plans under Section 408(k) of the Code
o   Tax-Sheltered Annuity (TSA) rollovers under Section 403(b) of the Code

A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax deferred.

All other contracts are considered nonqualified annuities.

Retirement date: The date when annuity payouts are scheduled to begin.

Rider effective date: The date you add a rider to your contract.

Valuation date: Any normal business day, Monday through Friday, that the NYSE is open. Each valuation date ends at the close of business. We calculate the value of each subaccount at the close of business on each valuation date.

Variable account: Consists of separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

Withdrawal value: The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

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3 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

The Contract in Brief


Purpose: This prospectus describes two contracts. The contract Option L offers a four year withdrawal charge schedule and fixed account interest rates that are equal to or higher than the rates offered on the contract Option C. Contract Option C eliminates the withdrawal charge schedule in exchange for a higher mortality and expense risk fee and offers fixed account interest rates that are equal to or less than the rates available on the contract Option L. The purpose of these contracts is to allow you to accumulate money for retirement. You do this by making one or more purchase payments. You may allocate your purchase payments to the GPAs, one-year fixed account and/or subaccounts under a contract. These accounts, in turn, may earn returns that increase the value of a contract. Beginning at a specified time in the future called the retirement date, these contracts provide lifetime or other forms of payouts of your contract value (less any applicable premium tax). As in the case of other annuities, it may not be advantageous for you to purchase these contracts as a replacement for, or in addition to, an existing annuity or life insurance contract.


Most annuities have a tax-deferred feature. So do many retirement plans under the Internal Revenue Code. As a result, when you use an annuity to fund a retirement plan that is tax deferred, your annuity will not provide any necessary or additional tax deferral for that retirement plan. But annuities do have features other than tax deferral that may help you reach your retirement goals. You should consult your tax advisor prior to making a purchase for an explanation of the tax implications to you.

Free look period: You may return your contract to your sales representative or to our office within the time stated on the first page of your contract and receive a full refund of the contract value. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (Exception: If the law requires, we will refund all of your purchase payments.)

Accounts: Currently, you may allocate your purchase payments among any or all of:


o the subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the subaccounts. (p. 26)
o the GPAs and the one-year fixed account, which earn interest at rates that we adjust periodically. Some states restrict the amount you can allocate to these accounts. The minimum required investment in each GPA is $1,000 and these accounts may not be available in all states. (p. 30, 32)

Buying your contract: Your sales representative will help you complete and submit an application. Applications are subject to acceptance at our office. You may be able to buy different contracts with the same underlying funds. These contracts have different mortality and expense risk fees, withdrawal charges and fixed account interest rates and may offer purchase payment credits. For information on these contracts, please call us at the telephone number listed on the first page of this prospectus or ask your sales representative. After your initial purchase payment, you have the option of making additional purchase payments in the future. (p. 33)


o   Minimum purchase payment:
       for Systematic Investment Plans:

           $50 initial payment.
           $50 for additional payments.

       for all other payment plans:

           $10,000 initial payment.

           $100 for additional payments.

o   Maximum total purchase payments (without prior approval):

           $1,000,000 for issue ages up to 85.
           $100,000 for issue ages 86 to 90.

Transfers: Subject to certain restrictions, you currently may redistribute your contract value among the accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. Transfers out of the GPAs done more than 30 days before the end of the Guarantee Period will be subject to a MVA unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. You may establish automated transfers among the accounts. GPA and one-year fixed account transfers are subject to special restrictions. (p. 39)

Withdrawals: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59-1/2) and may have other tax consequences. (p. 41) Certain other restrictions apply to participants in TSAs. (p. 42)

Changing ownership: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. 42)


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4 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


Benefits in case of death: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. 42)

Optional benefits: These contracts offer optional features that are available for additional charges if you meet certain criteria. (p. 47)

Annuity payouts: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet the requirements of the tax-deferred retirement plan. We can make payouts on a fixed or variable basis, or both. Total monthly payouts may include amounts from each subaccount and the one-year fixed account. During the annuity payout period, your choices for subaccounts may be limited. The GPAs are not available during the payout period. (p. 54)

Taxes: Generally, your contract grows tax deferred until you make withdrawals from it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. However, Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. (p. 56)

Charges: We assess certain charges in connection with your contract (p. 34):


o   $40 annual contract administrative charge;
o if you select the Benefit Protector(SM) Death Benefit Rider(1) (Benefit Protector), an annual fee of 0.25% of the contract value;
o if you select the Benefit Protector(SM) Plus Death Benefit Rider(1) (Benefit Protector Plus), an annual fee of 0.40% of the contract value;
o if you select the Guaranteed Minimum Income Benefit Rider(2) (GMIB), an annual fee (currently 0.30%) based on the GMIB benefit base;

o if you select contract Option L, a four-year withdrawal charge schedule will apply;

o any premium taxes that may be imposed on us by state or local governments (currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a total withdrawal);

o   the operating expenses of the funds in which the subaccounts invest; and
o total variable account expenses (if you make allocations to one or more subaccounts):

                                              Variable account           Mortality and             Total variable
                                            administrative charge       expense risk fee          account expenses

    if you select contract Option L and:
      death benefit Option A(3)                     0.15%                     1.25%                      1.40%
      death benefit Option B(3)                     0.15                      1.35                       1.50
      death benefit Option C(3)                     0.15                      1.55                       1.70
    if you select contract Option C and:
      death benefit Option A(3)                     0.15                      1.35                       1.50
      death benefit Option B(3)                     0.15                      1.45                       1.60
      death benefit Option C(3)                     0.15                      1.65                       1.80


(1) You may select one of the following: death benefit Option C, the Benefit Protector or the Benefit Protector Plus. May not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if you and the annuitant are 75 or younger at contract issue. Death benefit Option C is only available if both you and the annuitant are 79 or younger at contract issue.
(2) The GMIB is only available at the time you purchase your contract if the annuitant is 75 or younger at contract issue and you also select death benefit Option C. May not be available in all states.
(3) If you and the annuitant are 79 or younger at contract issue, you may select from either death benefit Option A, Option B or Option C. Death benefit Option C may not be available in all states. If you or the annuitant are 80 or older at contract issue death benefit Option A will apply.

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6 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

Expense Summary

The purpose of the following information is to help you understand the various costs and expenses associated with each of these contracts.

You pay no sales charge when you purchase your contract. We show all costs that we deduct directly from your contract or indirectly from the subaccounts and funds below. Some expenses may vary as we explain under "Charges." Please see the funds' prospectuses for more information on the operating expenses for each fund.

CONTRACT OWNER EXPENSES

Withdrawal charge (contingent deferred sales charge as a percentage of the amount withdrawn)

You select either contract Option L or Option C at the time of application. Option C contracts have no withdrawal charge schedule but they carry higher mortality and expense risk fees than Option L contracts.

     Contract year for contract Option L        Withdrawal charge percentage

                    1-2                                      8%
                    3                                        7
                    4                                        6
                    5 and later                              0


A withdrawal charge also applies to payouts under certain annuity payout plans under an Option L contract (see "Charges -- Withdrawal charge" p. 36 and "The Annuity Payout Period -- Annuity payout plans" p. 55).


Annual contract administrative charge:                                                       $40*
*  We will waive this charge when your contract value is $100,000 or more on the current contract anniversary.

Benefit Protector(SM) Death Benefit Rider (Benefit Protector) fee:                          0.25%
(As a percentage of the contract value charged annually at the contract anniversary. This is an optional expense.)

Benefit Protector(SM) Plus Death Benefit Rider (Benefit Protector Plus) fee:                0.40%
(As a percentage of the contract value charged annually at the contract anniversary. This is an optional expense.)

Guaranteed Minimum Income Benefit Rider (GMIB) fee:                                         0.30%
(As a percentage of the GMIB benefit base charged annually at the contract anniversary. This is an optional expense.)

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6 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average subaccount value)


You can choose either contract Option L or Option C and the death benefit guarantee provided. The combination you choose determines the fees you pay. The table below shows the combinations available to you and their cost.

                                              Variable account           Mortality and             Total variable
                                            administrative charge       expense risk fee          account expenses
    if you select contract Option L and:
      death benefit Option A                        0.15%                     1.25%                      1.40%
      death benefit Option B                        0.15                      1.35                       1.50
      death benefit Option C                        0.15                      1.55                       1.70
    if you select contract Option C and:
      death benefit Option A                        0.15                      1.35                       1.50
      death benefit Option B                        0.15                      1.45                       1.60
      death benefit Option C                        0.15                      1.65                       1.80


Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)


                                                           Management          12b-1            Other
                                                              fees             fees           expenses             Total
AXP(R) Variable Portfolio -
   Blue Chip Advantage Fund                                   .54%              .13%             .11%              .78%(2)
   Bond Fund                                                  .60               .13              .07               .80(2)
   Cash Management Fund                                       .51               .13              .04               .68(2)
   Diversified Equity Income Fund                             .55               .13              .23               .91(1)
   Extra Income Fund                                          .62               .13              .07               .82(2)
   Federal Income Fund                                        .61               .13              .10               .84(1)
   Managed Fund                                               .59               .13              .04               .76(2)
   New Dimensions Fund(R)                                     .60               .13              .06               .79(2)
   Small Cap Advantage Fund                                   .73               .13              .30              1.16(1)
AIM V.I.
   Capital Appreciation Fund, Series II                       .61               .25              .21              1.07(3)
   Value Fund, Series II                                      .61               .25              .23              1.09(3)
Fidelity VIP
   Balanced Portfolio (Service Class 2)                       .43               .25              .17               .85(4)
   Growth Portfolio (Service Class 2)                         .57               .25              .09               .91(4)
   Growth & Income Portfolio (Service Class 2)                .48               .25              .12               .85(5)
   Mid Cap Portfolio (Service Class 2)                        .57               .25              .17               .99(4)
Franklin Templeton VIP Trust
   Franklin Small Cap Fund - Class 2                          .49               .25              .28              1.02(6),(7),(8)
   Franklin Value Securities Fund - Class 2                   .58               .25              .26              1.09(6),(8)
   Mutual Shares Securities Fund - Class 2                    .60               .25              .20              1.05(6)
   Templeton International Securities Fund - Class 2          .67               .25              .20              1.12(6)
MFS(R)
   Investors Trust Series - Service Class                     .75               .20              .12              1.07(9),(10)
   New Discovery Series - Service Class                       .90               .20              .16              1.26(9),(10),(11)
   Total Return Series - Service Class                        .75               .20              .15              1.10(9),(10)
   Utilities Series - Service Class                           .75               .20              .16              1.11(9),(10)


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7 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

Annual operating expenses of the funds (after fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)
(continued)

                                                           Management          12b-1            Other
                                                              fees             fees           expenses             Total

Putnam Variable Trust
   Putnam VT Growth and Income Fund - Class IB Shares         .46%              .25%             .04%              .75%(12)
   Putnam VT Income Fund - Class IB Shares                    .61               .25              .06               .92(12)
   Putnam VT International Growth Fund - Class IB Shares      .76               .25              .18              1.19(12)
   Putnam VT Vista Fund - Class IB Shares                     .60               .25              .07               .92(12)

(1) The fund's expense figures are based on actual expenses, after fee waivers and expense reimbursements, for the fiscal year ending Aug. 31, 2001. Without fee waivers and expense reimbursements "Other Expenses" and "Total" would be 0.49% and 1.17% for AXP Variable Portfolio - Diversified Equity Income Fund, 0.13% and 0.87% for AXP Variable Portfolio - Federal Income Fund and 0.40% and 1.26% for AXP Variable Portfolio - Small Cap Advantage Fund.
(2) The fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2001.
(3) Figures in "Management Fees," "12b-1 Fees," "Other Expenses" and "Total" are based on the expenses of the Series I class of shares as of Dec. 31, 2000, restated to include the Series II Rule 12b-1 distribution fee of 0.25%.
(4) There were no reimbursement or expense reductions for the period ended Dec. 31, 2000. Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.
(5)  The Fund administration fee is paid indirectly through the management fee.
(6) The Fund's class 2 distribution plan or "Rule 12b-1 plan" is described in the fund's prospectus.
(7) Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended Dec. 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.
(8) The manager has agreed in advance to reduce its fee (0.04% for Franklin Small Cap Fund and 0.02% for Franklin Value Securities Fund) to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Absent this reduction, "Management Fees" and "Total" would have been 0.53% and 1.06% for Franklin Small Cap Fund - Class 2 and 0.60% and 1.11% for Franklin Value Securities - Class 2.
(9) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sales and distribution of service class share (these fees are referred to as distribution fees).
(10) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal: 1.06% for Investors Trust Series, 1.25% for New Discovery Series, 1.09% for Total Return Series, and 1.10% for Utilities Series.
(11) MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed 0.15% annually. Without this agreement, "Other Expenses" and "Total" would be 0.19% and 1.29% for New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.
(12) Restated to reflect an increase in 12b-1 fees currently payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.15% of average net assets.


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8 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


Examples*: In order to provide a more meaningful discussion about the contract and its options, we provide expense examples for each fund showing every available optional contract feature combination for both contract Option L and contract Option C. These examples assume that applicable fund fee waivers and/or expense reimbursements will continue for the periods shown. For contract Option L, under each fund you will find an example showing:


1)  death benefit Option A with no optional riders,

2) death benefit Option A with selection of the optional Benefit Protector(SM) Death Benefit (BP) Rider,

3) death benefit Option A with selection of the optional Benefit Protector(SM) Plus Death Benefit (BP+) Rider,

4)  death benefit Option B with no optional riders,

5)  death benefit Option B with selection of the optional BP Rider,

6)  death benefit Option B with selection of the optional BP+ Rider,

7)  death benefit Option C with no optional riders,

8) death benefit Option C with selection of the optional Guaranteed Minimum Income Benefit (GMIB) Rider.


We follow the expenses for contract Option L with the expenses for contract Option C. Keep in mind that contract Option C carries no withdrawal charges.

You would pay the following expenses on a $1,000 investment if you selected contract Option L and assuming a 5% annual return and ...

                                                           a total withdrawal at the     no withdrawal or selection of an annuity
                                                            end of each time period     payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years
AXP(R) VP - Blue Chip Advantage Fund
   death benefit Option A                             $105.33 $147.22  $122.31  $261.93       $23.19  $ 71.44  $122.31 $261.93
   death benefit Option A with the BP Rider            107.69  154.35   135.14   287.48        25.75    79.13   135.14  287.48
   death benefit Option A with the BP+ Rider           109.10  158.61   142.77   302.50        27.29    83.73   142.77  302.50
   death benefit Option B                              106.27  150.08   127.46   272.22        24.21    74.52   127.46  272.22
   death benefit Option B with the BP Rider            108.63  157.19   140.23   297.52        26.77    82.20   140.23  297.52
   death benefit Option B with the BP+ Rider           110.05  161.44   147.83   312.40        28.31    86.79   147.83  312.40
   death benefit Option C                              108.16  155.77   137.69   292.51        26.26    80.67   137.69  292.51
   death benefit Option C with the GMIB Rider          114.21  174.67   161.68   357.29        32.56   100.27   161.68  357.29
AXP(R) VP - Bond Fund
   death benefit Option A                              105.52  147.79   123.34   264.00        23.39    72.06   123.34  264.00
   death benefit Option A with the BP Rider            107.88  154.92   136.16   289.49        25.95    79.75   136.16  289.49
   death benefit Option A with the BP+ Rider           109.29  159.18   143.78   304.49        27.49    84.34   143.78  304.49
   death benefit Option B                              106.46  150.65   128.49   274.27        24.42    75.14   128.49  274.27
   death benefit Option B with the BP Rider            108.82  157.76   141.25   299.52        26.98    82.81   141.25  299.52
   death benefit Option B with the BP+ Rider           110.23  162.01   148.84   314.36        28.52    87.40   148.84  314.36
   death benefit Option C                              108.35  156.34   138.70   294.52        26.47    81.28   138.70  294.52
   death benefit Option C with the GMIB Rider          114.40  175.23   162.69   359.26        32.77   100.88   162.69  359.26
AXP(R) VP - Cash Management Fund
   death benefit Option A                              104.39  144.36   117.15   251.53        22.16    68.35   117.15  251.53
   death benefit Option A with the BP Rider            106.75  151.50   130.02   277.33        24.72    76.06   130.02  277.33
   death benefit Option A with the BP+ Rider           108.16  155.77   137.69   292.51        26.26    80.67   137.69  292.51
   death benefit Option B                              105.33  147.22   122.31   261.93        23.19    71.44   122.31  261.93
   death benefit Option B with the BP Rider            107.69  154.35   135.14   287.48        25.75    79.13   135.14  287.48
   death benefit Option B with the BP+ Rider           109.10  158.61   142.77   302.50        27.29    83.73   142.77  302.50
   death benefit Option C                              107.22  152.93   132.58   282.42        25.24    77.60   132.58  282.42
   death benefit Option C with the GMIB Rider          113.26  171.83   156.61   347.36        31.54    97.21   156.61  347.36


--------------------------------------------------------------------------------
9 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option L and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the     no withdrawal or selection of an annuity
                                                            end of each time period     payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years

AXP(R) VP - Diversified Equity Income Fund
   death benefit Option A                             $106.56 $150.93  $129.00  $275.29       $24.52  $ 75.44  $129.00 $275.29
   death benefit Option A with the BP Rider            108.91  158.04   141.75   300.51        27.08    83.12   141.75  300.51
   death benefit Option A with the BP+ Rider           110.33  162.29   149.34   315.35        28.62    87.70   149.34  315.35
   death benefit Option B                              107.50  153.78   134.12   285.46        25.54    78.52   134.12  285.46
   death benefit Option B with the BP Rider            109.86  160.88   146.82   310.43        28.11    86.18   146.82  310.43
   death benefit Option B with the BP+ Rider           111.27  165.11   154.37   325.11        29.64    90.75   154.37  325.11
   death benefit Option C                              109.39  159.46   144.29   305.48        27.59    84.65   144.29  305.48
   death benefit Option C with the GMIB Rider          115.43  178.34   168.24   370.05        33.89   104.24   168.24  370.05
AXP(R) VP - Extra Income Fund
   death benefit Option A                              105.71  148.36   124.37   266.06        23.60    72.67   124.37  266.06
   death benefit Option A with the BP Rider            108.07  155.49   137.18   291.51        26.16    80.36   137.18  291.51
   death benefit Option A with the BP+ Rider           109.48  159.74   144.79   306.47        27.70    84.95   144.79  306.47
   death benefit Option B                              106.65  151.22   129.51   276.31        24.62    75.75   129.51  276.31
   death benefit Option B with the BP Rider            109.01  158.33   142.26   301.51        27.18    83.42   142.26  301.51
   death benefit Option B with the BP+ Rider           110.42  162.57   149.85   316.33        28.72    88.01   149.85  316.33
   death benefit Option C                              108.54  156.91   139.72   296.52        26.67    81.89   139.72  296.52
   death benefit Option C with the GMIB Rider          114.58  175.80   163.70   361.23        32.97   101.50   163.70  361.23
AXP(R) VP - Federal Income Fund
   death benefit Option A                              105.90  148.94   125.40   268.12        23.80    73.29   125.40  268.12
   death benefit Option A with the BP Rider            108.25  156.06   138.20   293.51        26.36    80.97   138.20  293.51
   death benefit Option A with the BP+ Rider           109.67  160.31   145.81   308.45        27.90    85.56   145.81  308.45
   death benefit Option B                              106.84  151.79   130.54   278.35        24.83    76.37   130.54  278.35
   death benefit Option B with the BP Rider            109.20  158.89   143.27   303.50        27.39    84.04   143.27  303.50
   death benefit Option B with the BP+ Rider           110.61  163.14   150.85   318.29        28.93    88.62   150.85  318.29
   death benefit Option C                              108.73  157.47   140.74   208.52        26.88    82.51   140.74  298.52
   death benefit Option C with the GMIB Rider          114.77  176.36   164.71   363.20        33.18   102.11   164.71  363.20
AXP(R) VP - Managed Fund
   death benefit Option A                              105.14  146.65   121.28   259.86        22.98    70.82   121.28  259.86
   death benefit Option A with the BP Rider            107.50  153.78   134.12   285.46        25.54    78.52   134.12  285.46
   death benefit Option A with the BP+ Rider           108.91  158.04   141.75   300.51        27.08    83.12   141.75  300.51
   death benefit Option B                              106.09  149.51   126.43   270.17        24.01    73.90   126.43  270.17
   death benefit Option B with the BP Rider            108.44  156.62   139.21   295.52        26.57    81.59   139.21  295.52
   death benefit Option B with the BP+ Rider           109.86  160.88   146.82   310.43        28.11    86.18   146.82  310.43
   death benefit Option C                              107.97  155.20   136.67   290.50        26.06    80.05   136.67  290.50
   death benefit Option C with the GMIB Rider          114.02  174.10   160.67   355.31        32.36    99.66   160.67  355.31
AXP VP - New Dimensions Fund(R)
   death benefit Option A                              105.42  147.51   122.83   262.96        23.29    71.75   122.83  262.96
   death benefit Option A with the BP Rider            107.78  154.63   135.65   288.49        25.85    79.44   135.65  288.49
   death benefit Option A with the BP+ Rider           109.20  158.89   143.27   303.50        27.39    84.04   143.27  303.50
   death benefit Option B                              106.37  150.36   127.97   273.25        24.31    74.83   127.97  273.25
   death benefit Option B with the BP Rider            108.73  157.47   140.74   298.52        26.88    82.51   140.74  298.52
   death benefit Option B with the BP+ Rider           110.14  161.72   148.33   313.38        28.41    87.09   148.33  313.38
   death benefit Option C                              108.25  156.06   138.20   293.51        26.36    80.97   138.20  293.51
   death benefit Option C with the GMIB Rider          114.30  174.95   162.18   358.27        32.66   100.58   162.18  358.27


--------------------------------------------------------------------------------
10 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option L and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the     no withdrawal or selection of an annuity
                                                            end of each time period     payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years

AXP(R) VP - Small Cap Advantage Fund
   death benefit Option A                             $108.91 $158.04  $141.75  $300.51       $27.08  $ 83.12  $141.75 $300.51
   death benefit Option A with the BP Rider            111.27  165.11   154.37   325.11        29.64    90.75   154.37  325.11
   death benefit Option A with the BP+ Rider           112.69  169.34   161.88   339.58        31.18    95.31   161.88  339.58
   death benefit Option B                              109.86  160.88   146.82   310.43        28.11    86.18   146.82  310.43
   death benefit Option B with the BP Rider            112.21  167.93   159.38   334.78        30.67    93.79   159.38  334.78
   death benefit Option B with the BP+ Rider           113.63  172.15   166.86   349.11        32.21    98.35   166.86  349.11
   death benefit Option C                              111.74  166.52   156.88   329.96        30.16    92.27   156.88  329.96
   death benefit Option C with the GMIB Rider          117.79  185.38   180.74   394.12        36.46   111.84   180.74  394.12
AIM V.I. Capital Appreciation Fund, Series II
   death benefit Option A                              108.07  155.49   137.18   291.51        26.16    80.36   137.18  291.51
   death benefit Option A with the BP Rider            110.42  162.57   149.85   316.33        28.72    88.01   149.85  316.33
   death benefit Option A with the BP+ Rider           111.84  166.81   157.38   330.93        30.26    92.58   157.38  330.93
   death benefit Option B                              109.01  158.33   142.26   301.51        27.18    83.42   142.26  301.51
   death benefit Option B with the BP Rider            111.37  165.40   154.88   326.08        29.75    91.06   154.88  326.08
   death benefit Option B with the BP+ Rider           112.78  169.62   162.38   340.54        31.28    95.62   162.38  340.54
   death benefit Option C                              110.89  163.99   152.36   321.22        29.23    89.53   152.36  321.22
   death benefit Option C with the GMIB Rider          116.94  182.85   176.26   385.52        35.53   109.11   176.26  385.52
AIM V.I. Value Fund, Series II
   death benefit Option A                              108.25  156.06   138.20   293.51        26.36    80.97   138.20  293.51
   death benefit Option A with the BP Rider            110.61  163.14   150.85   318.29        28.93    88.62   150.85  318.29
   death benefit Option A with the BP+ Rider           112.03  167.37   158.38   332.86        30.46    93.19   158.38  332.86
   death benefit Option B                              109.20  158.89   143.27   303.50        27.39    84.04   143.27  303.50
   death benefit Option B with the BP Rider            111.55  165.96   155.88   328.02        29.95    91.67   155.88  328.02
   death benefit Option B with the BP+ Rider           112.97  170.18   163.38   342.45        31.49    96.22   163.38  342.45
   death benefit Option C                              111.08  164.55   153.37   323.17        29.44    90.14   153.37  323.17
   death benefit Option C with the GMIB Rider          117.13  183.42   177.26   387.44        35.74   109.72   177.26  387.44
Fidelity VIP Balanced Portfolio (Service Class 2)
   death benefit Option A                              105.99  149.22   125.92   269.15        23.90    73.60   125.92  269.15
   death benefit Option A with the BP Rider            108.35  156.34   138.70   294.52        26.47    81.28   138.70  294.52
   death benefit Option A with the BP+ Rider           109.76  160.59   146.31   309.44        28.00    85.87   146.31  309.44
   death benefit Option B                              106.93  152.07   131.05   279.37        24.93    76.67   131.05  279.37
   death benefit Option B with the BP Rider            109.29  159.18   143.78   304.49        27.49    84.34   143.78  304.49
   death benefit Option B with the BP+ Rider           110.71  163.42   151.36   319.26        29.03    88.92   151.36  319.26
   death benefit Option C                              108.82  157.76   141.25   299.52        26.98    82.81   141.25  299.52
   death benefit Option C with the GMIB Rider          114.87  176.65   165.21   364.18        33.28   102.41   165.21  364.18
Fidelity VIP Growth Portfolio (Service Class 2)
   death benefit Option A                              106.56  150.93   129.00   275.29        24.52    75.44   129.00  275.29
   death benefit Option A with the BP Rider            108.91  158.04   141.75   300.51        27.08    83.12   141.75  300.51
   death benefit Option A with the BP+ Rider           110.33  162.29   149.34   315.35        28.62    87.70   149.34  315.35
   death benefit Option B                              107.50  153.78   134.12   285.46        25.54    78.52   134.12  285.46
   death benefit Option B with the BP Rider            109.86  160.88   146.82   310.43        28.11    86.18   146.82  310.43
   death benefit Option B with the BP+ Rider           111.27  165.11   154.37   325.11        29.64    90.75   154.37  325.11
   death benefit Option C                              109.39  159.46   144.29   305.48        27.59    84.65   144.29  305.48
   death benefit Option C with the GMIB Rider          115.43  178.34   168.24   370.05        33.89   104.24   168.24  370.05


--------------------------------------------------------------------------------
11 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option L and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the     no withdrawal or selection of an annuity
                                                            end of each time period     payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years

Fidelity VIP Growth & Income Portfolio (Service Class 2)
   death benefit Option A                             $105.99 $149.22  $125.92  $269.15       $23.90  $ 73.60  $125.92 $269.15
   death benefit Option A with the BP Rider            108.35  156.34   138.70   294.52        26.47    81.28   138.70  294.52
   death benefit Option A with the BP+ Rider           109.76  160.59   146.31   309.44        28.00    85.87   146.31  309.44
   death benefit Option B                              106.93  152.07   131.05   279.37        24.93    76.67   131.05  279.37
   death benefit Option B with the BP Rider            109.29  159.18   143.78   304.49        27.49    84.34   143.78  304.49
   death benefit Option B with the BP+ Rider           110.71  163.42   151.36   319.26        29.03    88.92   151.36  319.26
   death benefit Option C                              108.82  157.76   141.25   299.52        26.98    82.81   141.25  299.52
   death benefit Option C with the GMIB Rider          114.87  176.65   165.21   364.18        33.28   102.41   165.21  364.18
Fidelity VIP Mid Cap Portfolio (Service Class 2)
   death benefit Option A                              107.31  153.21   133.09   283.43        25.34    77.90   133.09  283.43
   death benefit Option A with the BP Rider            109.67  160.31   145.81   308.45        27.90    85.56   145.81  308.45
   death benefit Option A with the BP+ Rider           111.08  164.55   153.37   323.17        29.44    90.14   153.37  323.17
   death benefit Option B                              108.25  156.06   138.20   293.51        26.36    80.97   138.20  293.51
   death benefit Option B with the BP Rider            110.61  163.14   150.85   318.29        28.93    88.62   150.85  318.29
   death benefit Option B with the BP+ Rider           112.03  167.37   158.38   332.86        30.46    93.19   158.38  332.86
   death benefit Option C                              110.14  161.72   148.33   313.38        28.41    87.09   148.33  313.38
   death benefit Option C with the GMIB Rider          116.19  180.60   172.25   377.81        34.71   106.68   172.25  377.81
FTVIPT Franklin Small Cap Fund - Class 2
   death benefit Option A                              107.59  154.07   134.63   286.47        25.65    78.83   134.63  286.47
   death benefit Option A with the BP Rider            109.95  161.16   147.32   311.41        28.21    86.48   147.32  311.41
   death benefit Option A with the BP+ Rider           111.37  165.40   154.88   326.08        29.75    91.06   154.88  326.08
   death benefit Option B                              108.54  156.91   139.72   296.52        26.67    81.89   139.72  296.52
   death benefit Option B with the BP Rider            110.89  163.99   152.36   321.22        29.23    89.53   152.36  321.22
   death benefit Option B with the BP+ Rider           112.31  168.21   159.88   335.74        30.77    94.10   159.88  335.74
   death benefit Option C                              110.42  162.57   149.85   316.33        28.72    88.01   149.85  316.33
   death benefit Option C with the GMIB Rider          116.47  181.45   173.76   380.71        35.02   107.59   173.76  380.71
FTVIPT Franklin Value Securities Fund - Class 2
   death benefit Option A                              108.25  156.06   138.20   293.51        26.36    80.97   138.20  293.51
   death benefit Option A with the BP Rider            110.61  163.14   150.85   318.29        28.93    88.62   150.85  318.29
   death benefit Option A with the BP+ Rider           112.03  167.37   158.38   332.86        30.46    93.19   158.38  332.86
   death benefit Option B                              109.20  158.89   143.27   303.50        27.39    84.04   143.27  303.50
   death benefit Option B with the BP Rider            111.55  165.96   155.88   328.02        29.95    91.67   155.88  328.02
   death benefit Option B with the BP+ Rider           112.97  170.18   163.38   342.45        31.49    96.22   163.38  342.45
   death benefit Option C                              111.08  164.55   153.37   323.17        29.44    90.14   153.37  323.17
   death benefit Option C with the GMIB Rider          117.13  183.42   177.26   387.44        35.74   109.72   177.26  387.44
FTVIPT Mutual Shares Securities Fund - Class 2
   death benefit Option A                              107.88  154.92   136.16   289.49        25.95    79.75   136.16  289.49
   death benefit Option A with the BP Rider            110.23  162.01   148.84   314.36        28.52    87.40   148.84  314.36
   death benefit Option A with the BP+ Rider           111.65  166.24   156.38   328.99        30.05    91.97   156.38  328.99
   death benefit Option B                              108.82  157.76   141.25   299.52        26.98    82.81   141.25  299.52
   death benefit Option B with the BP Rider            111.18  164.83   153.87   324.14        29.54    90.45   153.87  324.14
   death benefit Option B with the BP+ Rider           112.59  169.06   161.38   338.62        31.08    95.01   161.38  338.62
   death benefit Option C                              110.71  163.42   151.36   319.26        29.03    88.92   151.36  319.26
   death benefit Option C with the GMIB Rider          116.75  182.29   175.26   383.60        35.33   108.50   175.26  383.60


--------------------------------------------------------------------------------
12 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option L and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the     no withdrawal or selection of an annuity
                                                            end of each time period     payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years

FTVIPT Templeton International Securities Fund - Class 2
   death benefit Option A                             $108.54 $156.91  $139.72  $296.52       $26.67  $ 81.89  $139.72 $296.52
   death benefit Option A with the BP Rider            110.89  163.99   152.36   321.22        29.23    89.53   152.36  321.22
   death benefit Option A with the BP+ Rider           112.31  168.21   159.88   335.74        30.77    94.10   159.88  335.74
   death benefit Option B                              109.48  159.74   144.79   306.47        27.70    84.95   144.79  306.47
   death benefit Option B with the BP Rider            111.84  166.81   157.38   330.93        30.26    92.58   157.38  330.93
   death benefit Option B with the BP+ Rider           113.25  171.03   164.87   345.31        31.80    97.13   164.87  345.31
   death benefit Option C                              111.37  165.40   154.88   326.08        29.75    91.06   154.88  326.08
   death benefit Option C with the GMIB Rider          117.41  184.26   178.75   390.31        36.05   110.63   178.75  390.31
MFS(R) Investors Trust Series - Service Class
   death benefit Option A                              108.07  155.49   137.18   291.51        26.16    80.36   137.18  291.51
   death benefit Option A with the BP Rider            110.42  162.57   149.85   316.33        28.72    88.01   149.85  316.33
   death benefit Option A with the BP+ Rider           111.84  166.81   157.38   330.93        30.26    92.58   157.38  330.93
   death benefit Option B                              109.01  158.33   142.26   301.51        27.18    83.42   142.26  301.51
   death benefit Option B with the BP Rider            111.37  165.40   154.88   326.08        29.75    91.06   154.88  326.08
   death benefit Option B with the BP+ Rider           112.78  169.62   162.38   340.54        31.28    95.62   162.38  340.54
   death benefit Option C                              110.89  163.99   152.36   321.22        29.23    89.53   152.36  321.22
   death benefit Option C with the GMIB Rider          116.94  182.85   176.26   385.52        35.53   109.11   176.26  385.52
MFS(R) New Discovery Series - Service Class
   death benefit Option A                              109.86  160.88   146.82   310.43        28.11    86.18   146.82  310.43
   death benefit Option A with the BP Rider            112.21  167.93   159.38   334.78        30.67    93.79   159.38  334.78
   death benefit Option A with the BP+ Rider           113.63  172.15   166.86   349.11        32.21    98.35   166.86  349.11
   death benefit Option B                              110.80  163.70   151.86   320.24        29.13    89.23   151.86  320.24
   death benefit Option B with the BP Rider            113.16  170.75   164.37   344.36        31.69    96.83   164.37  344.36
   death benefit Option B with the BP+ Rider           114.57  174.95   171.82   358.54        33.23   101.37   171.82  358.54
   death benefit Option C                              112.69  169.34   161.88   339.58        31.18    95.31   161.88  339.58
   death benefit Option C with the GMIB Rider          118.73  188.19   185.71   403.58        37.48   114.87   185.71  403.58
MFS(R) Total Return Series - Service Class
   death benefit Option A                              108.35  156.34   138.70   294.52        26.47    81.28   138.70  294.52
   death benefit Option A with the BP Rider            110.71  163.42   151.36   319.26        29.03    88.92   151.36  319.26
   death benefit Option A with the BP+ Rider           112.12  167.65   158.88   333.82        30.57    93.49   158.88  333.82
   death benefit Option B                              109.29  159.18   143.78   304.49        27.49    84.34   143.78  304.49
   death benefit Option B with the BP Rider            111.65  166.24   156.38   328.99        30.05    91.97   156.38  328.99
   death benefit Option B with the BP+ Rider           113.06  170.46   163.88   343.40        31.59    96.53   163.88  343.40
   death benefit Option C                              111.18  164.83   153.87   324.14        29.54    90.45   153.87  324.14
   death benefit Option C with the GMIB Rider          117.23  183.70   177.75   388.39        35.84   110.02   177.75  388.39
MFS(R) Utilities Series - Service Class
   death benefit Option A                              108.44  156.62   139.21   295.52        26.57    81.59   139.21  295.52
   death benefit Option A with the BP Rider            110.80  163.70   151.86   320.24        29.13    89.23   151.86  320.24
   death benefit Option A with the BP+ Rider           112.21  167.93   159.38   334.78        30.67    93.79   159.38  334.78
   death benefit Option B                              109.39  159.46   144.29   305.48        27.59    84.65   144.29  305.48
   death benefit Option B with the BP Rider            111.74  166.52   156.88   329.96        30.16    92.27   156.88  329.96
   death benefit Option B with the BP+ Rider           113.16  170.75   164.37   344.36        31.69    96.83   164.37  344.36
   death benefit Option C                              111.27  165.11   154.37   325.11        29.64    90.75   154.37  325.11
   death benefit Option C with the GMIB Rider          117.32  183.98   178.25   389.35        35.94   110.33   178.25  389.35


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13 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option L and assuming a 5% annual return and ... (continued)

                                                           a total withdrawal at the     no withdrawal or selection of an annuity
                                                            end of each time period     payout plan at the end of each time period
                                                       1 year  3 years  5 years 10 years      1 year   3 years  5 years 10 years

Putnam VT Growth and Income Fund - Class IB Shares
   death benefit Option A                             $105.05 $146.36  $120.77  $258.82       $22.88  $ 70.51  $120.77 $258.82
   death benefit Option A with the BP Rider            107.41  153.50   133.61   284.44        25.44    78.21   133.61  284.44
   death benefit Option A with the BP+ Rider           108.82  157.76   141.25   299.52        26.98    82.81   141.25  299.52
   death benefit Option B                              105.99  149.22   125.92   269.15        23.90    73.60   125.92  269.15
   death benefit Option B with the BP Rider            108.35  156.34   138.70   294.52        26.47    81.28   138.70  294.52
   death benefit Option B with the BP+ Rider           109.76  160.59   146.31   309.44        28.00    85.87   146.31  309.44
   death benefit Option C                              107.88  154.92   136.16   289.49        25.95    79.75   136.16  289.49
   death benefit Option C with the GMIB Rider          113.92  173.82   160.16   354.32        32.25    99.36   160.16  354.32
Putnam VT Income Fund - Class IB Shares
   death benefit Option A                              106.65  151.22   129.51   276.31        24.62    75.75   129.51  276.31
   death benefit Option A with the BP Rider            109.01  158.33   142.26   301.51        27.18    83.42   142.26  301.51
   death benefit Option A with the BP+ Rider           110.42  162.57   149.85   316.33        28.72    88.01   149.85  316.33
   death benefit Option B                              107.59  154.07   134.63   286.47        25.65    78.83   134.63  286.47
   death benefit Option B with the BP Rider            109.95  161.16   147.32   311.41        28.21    86.48   147.32  311.41
   death benefit Option B with the BP+ Rider           111.37  165.40   154.88   326.08        29.75    91.06   154.88  326.08
   death benefit Option C                              109.48  159.74   144.79   306.47        27.70    84.95   144.79  306.47
   death benefit Option C with the GMIB Rider          115.53  178.63   168.74   371.02        34.00   104.55   168.74  371.02
Putnam VT International Growth Fund - Class IB Shares
   death benefit Option A                              109.20  158.89   143.27   303.50        27.39    84.04   143.27  303.50
   death benefit Option A with the BP Rider            111.55  165.96   155.88   328.02        29.95    91.67   155.88  328.02
   death benefit Option A with the BP+ Rider           112.97  170.18   163.38   342.45        31.49    96.22   163.38  342.45
   death benefit Option B                              110.14  161.72   148.33   313.38        28.41    87.09   148.33  313.38
   death benefit Option B with the BP Rider            112.50  168.78   160.88   337.66        30.98    94.71   160.88  337.66
   death benefit Option B with the BP+ Rider           113.91  172.99   168.35   351.95        32.51    99.25   168.35  351.95
   death benefit Option C                              112.03  167.37   158.38   332.86        30.46    93.19   158.38  332.86
   death benefit Option C with the GMIB Rider          118.07  186.23   182.24   396.96        36.76   112.75   182.24  396.96
Putnam VT Vista Fund - Class IB Shares
   death benefit Option A                              106.65  151.22   129.51   276.31        24.62    75.75   129.51  276.31
   death benefit Option A with the BP Rider            109.01  158.33   142.26   301.51        27.18    83.42   142.26  301.51
   death benefit Option A with the BP+ Rider           110.42  162.57   149.85   316.33        28.72    88.01   149.85  316.33
   death benefit Option B                              107.59  154.07   134.63   286.47        25.65    78.83   134.63  286.47
   death benefit Option B with the BP Rider            109.95  161.16   147.32   311.41        28.21    86.48   147.32  311.41
   death benefit Option B with the BP+ Rider           111.37  165.40   154.88   326.08        29.75    91.06   154.88  326.08
   death benefit Option C                              109.48  159.74   144.79   306.47        27.70    84.95   144.79  306.47
   death benefit Option C with the GMIB Rider          115.53  178.63   168.74   371.02        34.00   104.55   168.74  371.02


--------------------------------------------------------------------------------
14 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option C and assuming a 5% annual return and ...

                                                  1 year            3 years          5 years          10 years

AXP(R) VP - Blue Chip Advantage Fund
   death benefit Option A                         $24.21           $ 74.52          $127.46           $272.22
   death benefit Option A with the BP Rider        26.77             82.20           140.23            297.52
   death benefit Option A with the BP+ Rider       28.31             86.79           147.83            312.40
   death benefit Option B                          25.24             77.60           132.58            282.42
   death benefit Option B with the BP Rider        27.80             85.26           145.30            307.46
   death benefit Option B with the BP+ Rider       29.34             89.84           152.87            322.19
   death benefit Option C                          27.29             83.73           142.77            302.50
   death benefit Option C with the GMIB Rider      33.59            103.33           166.72            367.12
AXP(R) VP - Bond Fund
   death benefit Option A                          24.42             75.14           128.49            274.27
   death benefit Option A with the BP Rider        26.98             82.81           141.25            299.52
   death benefit Option A with the BP+ Rider       28.52             87.40           148.84            314.36
   death benefit Option B                          25.44             78.21           133.61            284.44
   death benefit Option B with the BP Rider        28.00             85.87           146.31            309.44
   death benefit Option B with the BP+ Rider       29.54             90.45           153.87            324.14
   death benefit Option C                          27.49             84.34           143.78            304.49
   death benefit Option C with the GMIB Rider      33.79            103.94           167.73            369.07
AXP(R) VP - Cash Management Fund
   death benefit Option A                          23.19             71.44           122.31            261.93
   death benefit Option A with the BP Rider        25.75             79.13           135.14            287.48
   death benefit Option A with the BP+ Rider       27.29             83.73           142.77            302.50
   death benefit Option B                          24.21             74.52           127.46            272.22
   death benefit Option B with the BP Rider        26.77             82.20           140.23            297.52
   death benefit Option B with the BP+ Rider       28.31             86.79           147.83            312.40
   death benefit Option C                          26.26             80.67           137.69            292.51
   death benefit Option C with the GMIB Rider      32.56            100.27           161.68            357.29
AXP(R) VP - Diversified Equity Income Fund
   death benefit Option A                          25.54             78.52           134.12            285.46
   death benefit Option A with the BP Rider        28.11             86.18           146.82            310.43
   death benefit Option A with the BP+ Rider       29.64             90.75           154.37            325.11
   death benefit Option B                          26.57             81.59           139.21            295.52
   death benefit Option B with the BP Rider        29.13             89.23           151.86            320.24
   death benefit Option B with the BP+ Rider       30.67             93.79           159.38            334.78
   death benefit Option C                          28.62             87.70           149.34            315.35
   death benefit Option C with the GMIB Rider      34.92            107.29           173.25            379.75
AXP(R) VP - Extra Income Fund
   death benefit Option A                          24.62             75.75           129.51            276.31
   death benefit Option A with the BP Rider        27.18             83.42           142.26            301.51
   death benefit Option A with the BP+ Rider       28.72             88.01           149.85            316.33
   death benefit Option B                          25.65             78.83           134.63            286.47
   death benefit Option B with the BP Rider        28.21             86.48           147.32            311.41
   death benefit Option B with the BP+ Rider       29.75             91.06           154.88            326.08
   death benefit Option C                          27.70             84.95           144.79            306.47
   death benefit Option C with the GMIB Rider      34.00            104.55           168.74            371.02


--------------------------------------------------------------------------------
15 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option C and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years

AXP(R) VP - Federal Income Fund
   death benefit Option A                         $24.83           $ 76.37          $130.54           $278.35
   death benefit Option A with the BP Rider        27.39             84.04           143.27            303.50
   death benefit Option A with the BP+ Rider       28.93             88.62           150.85            318.29
   death benefit Option B                          25.85             79.44           135.65            288.49
   death benefit Option B with the BP Rider        28.41             87.09           148.33            313.38
   death benefit Option B with the BP+ Rider       29.95             91.67           155.88            328.02
   death benefit Option C                          27.90             85.56           145.81            308.45
   death benefit Option C with the GMIB Rider      34.20            105.16           169.74            372.97
AXP(R) VP - Managed Fund
   death benefit Option A                          24.01             73.90           126.43            270.17
   death benefit Option A with the BP Rider        26.57             81.59           139.21            295.52
   death benefit Option A with the BP+ Rider       28.11             86.18           146.82            310.43
   death benefit Option B                          25.03             76.98           131.56            280.39
   death benefit Option B with the BP Rider        27.59             84.65           144.29            305.48
   death benefit Option B with the BP+ Rider       29.13             89.23           151.86            320.24
   death benefit Option C                          27.08             83.12           141.75            300.51
   death benefit Option C with the GMIB Rider      33.38            102.72           165.72            365.16
AXP VP - New Dimensions Fund(R)
   death benefit Option A                          24.31             74.83           127.97            273.25
   death benefit Option A with the BP Rider        26.88             82.51           140.74            298.52
   death benefit Option A with the BP+ Rider       28.41             87.09           148.33            313.38
   death benefit Option B                          25.34             77.90           133.09            283.43
   death benefit Option B with the BP Rider        27.90             85.56           145.81            308.45
   death benefit Option B with the BP+ Rider       29.44             90.14           153.37            323.17
   death benefit Option C                          27.39             84.04           143.27            303.50
   death benefit Option C with the GMIB Rider      33.69            103.63           167.23            368.09
AXP(R) VP - Small Cap Advantage Fund
   death benefit Option A                          28.11             86.18           146.82            310.43
   death benefit Option A with the BP Rider        30.67             93.79           159.38            334.78
   death benefit Option A with the BP+ Rider       32.21             98.35           166.86            349.11
   death benefit Option B                          29.13             89.23           151.86            320.24
   death benefit Option B with the BP Rider        31.69             96.83           164.37            344.36
   death benefit Option B with the BP+ Rider       33.23            101.37           171.82            358.54
   death benefit Option C                          31.18             95.31           161.88            339.58
   death benefit Option C with the GMIB Rider      37.48            114.87           185.71            403.58
AIM V.I. Capital Appreciation Fund, Series II
   death benefit Option A                          27.18             83.42           142.26            301.51
   death benefit Option A with the BP Rider        29.75             91.06           154.88            326.08
   death benefit Option A with the BP+ Rider       31.28             95.62           162.38            340.54
   death benefit Option B                          28.21             86.48           147.32            311.41
   death benefit Option B with the BP Rider        30.77             94.10           159.88            335.74
   death benefit Option B with the BP+ Rider       32.31             98.65           167.36            350.05
   death benefit Option C                          30.26             92.58           157.38            330.93
   death benefit Option C with the GMIB Rider      36.56            112.15           181.24            395.07


--------------------------------------------------------------------------------
16 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option C and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years

AIM V.I. Value Fund, Series II
   death benefit Option A                         $27.39           $ 84.04          $143.27           $303.50
   death benefit Option A with the BP Rider        29.95             91.67           155.88            328.02
   death benefit Option A with the BP+ Rider       31.49             96.22           163.38            342.45
   death benefit Option B                          28.41             87.09           148.33            313.38
   death benefit Option B with the BP Rider        30.98             94.71           160.88            337.66
   death benefit Option B with the BP+ Rider       32.51             99.25           168.35            351.95
   death benefit Option C                          30.46             93.19           158.38            332.86
   death benefit Option C with the GMIB Rider      36.76            112.75           182.24            396.96
Fidelity VIP Balanced Portfolio (Service Class 2)
   death benefit Option A                          24.93             76.67           131.05            279.37
   death benefit Option A with the BP Rider        27.49             84.34           143.78            304.49
   death benefit Option A with the BP+ Rider       29.03             88.92           151.36            319.26
   death benefit Option B                          25.95             79.75           136.16            289.49
   death benefit Option B with the BP Rider        28.52             87.40           148.84            314.36
   death benefit Option B with the BP+ Rider       30.05             91.97           156.38            328.99
   death benefit Option C                          28.00             85.87           146.31            309.44
   death benefit Option C with the GMIB Rider      34.30            105.46           170.25            373.94
Fidelity VIP Growth Portfolio (Service Class 2)
   death benefit Option A                          25.54             78.52           134.12            285.46
   death benefit Option A with the BP Rider        28.11             86.18           146.82            310.43
   death benefit Option A with the BP+ Rider       29.64             90.75           154.37            325.11
   death benefit Option B                          26.57             81.59           139.21            295.52
   death benefit Option B with the BP Rider        29.13             89.23           151.86            320.24
   death benefit Option B with the BP+ Rider       30.67             93.79           159.38            334.78
   death benefit Option C                          28.62             87.70           149.34            315.35
   death benefit Option C with the GMIB Rider      34.92            107.29           173.25            379.75
Fidelity VIP Growth & Income Portfolio (Service Class 2)
   death benefit Option A                          24.93             76.67           131.05            279.37
   death benefit Option A with the BP Rider        27.49             84.34           143.78            304.49
   death benefit Option A with the BP+ Rider       29.03             88.92           151.36            319.26
   death benefit Option B                          25.95             79.75           136.16            289.49
   death benefit Option B with the BP Rider        28.52             87.40           148.84            314.36
   death benefit Option B with the BP+ Rider       30.05             91.97           156.38            328.99
   death benefit Option C                          28.00             85.87           146.31            309.44
   death benefit Option C with the GMIB Rider      34.30            105.46           170.25            373.94
Fidelity VIP Mid Cap Portfolio (Service Class 2)
   death benefit Option A                          26.36             80.97           138.20            293.51
   death benefit Option A with the BP Rider        28.93             88.62           150.85            318.29
   death benefit Option A with the BP+ Rider       30.46             93.19           158.38            332.86
   death benefit Option B                          27.39             84.04           143.27            303.50
   death benefit Option B with the BP Rider        29.95             91.67           155.88            328.02
   death benefit Option B with the BP+ Rider       31.49             96.22           163.38            342.45
   death benefit Option C                          29.44             90.14           153.37            323.17
   death benefit Option C with the GMIB Rider      35.74            109.72           177.26            387.44


--------------------------------------------------------------------------------
17 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option C and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years

FTVIPT Franklin Small Cap Fund - Class 2
   death benefit Option A                         $26.67           $ 81.89          $139.72           $296.52
   death benefit Option A with the BP Rider        29.23             89.53           152.36            321.22
   death benefit Option A with the BP+ Rider       30.77             94.10           159.88            335.74
   death benefit Option B                          27.70             84.95           144.79            306.47
   death benefit Option B with the BP Rider        30.26             92.58           157.38            330.93
   death benefit Option B with the BP+ Rider       31.80             97.13           164.87            345.31
   death benefit Option C                          29.75             91.06           154.88            326.08
   death benefit Option C with the GMIB Rider      36.05            110.63           178.75            390.31
FTVIPT Franklin Value Securities Fund - Class 2
   death benefit Option A                          27.39             84.04           143.27            303.50
   death benefit Option A with the BP Rider        29.95             91.67           155.88            328.02
   death benefit Option A with the BP+ Rider       31.49             96.22           163.38            342.45
   death benefit Option B                          28.41             87.09           148.33            313.38
   death benefit Option B with the BP Rider        30.98             94.71           160.88            337.66
   death benefit Option B with the BP+ Rider       32.51             99.25           168.35            351.95
   death benefit Option C                          30.46             93.19           158.38            332.86
   death benefit Option C with the GMIB Rider      36.76            112.75           182.24            396.96
FTVIPT Mutual Shares Securities Fund - Class 2
   death benefit Option A                          26.98             82.81           141.25            299.52
   death benefit Option A with the BP Rider        29.54             90.45           153.87            324.14
   death benefit Option A with the BP+ Rider       31.08             95.01           161.38            338.62
   death benefit Option B                          28.00             85.87           146.31            309.44
   death benefit Option B with the BP Rider        30.57             93.49           158.88            333.82
   death benefit Option B with the BP+ Rider       32.10             98.04           166.36            348.16
   death benefit Option C                          30.05             91.97           156.38            328.99
   death benefit Option C with the GMIB Rider      36.35            111.54           180.25            393.17
FTVIPT Templeton International Securities Fund - Class 2
   death benefit Option A                          27.70             84.95           144.79            306.47
   death benefit Option A with the BP Rider        30.26             92.58           157.38            330.93
   death benefit Option A with the BP+ Rider       31.80             97.13           164.87            345.31
   death benefit Option B                          28.72             88.01           149.85            316.33
   death benefit Option B with the BP Rider        31.28             95.62           162.38            340.54
   death benefit Option B with the BP+ Rider       32.82            100.16           169.84            354.78
   death benefit Option C                          30.77             94.10           159.88            335.74
   death benefit Option C with the GMIB Rider      37.07            113.66           183.73            399.80
MFS(R) Investors Trust Series - Service Class
   death benefit Option A                          27.18             83.42           142.26            301.51
   death benefit Option A with the BP Rider        29.75             91.06           154.88            326.08
   death benefit Option A with the BP+ Rider       31.28             95.62           162.38            340.54
   death benefit Option B                          28.21             86.48           147.32            311.41
   death benefit Option B with the BP Rider        30.77             94.10           159.88            335.74
   death benefit Option B with the BP+ Rider       32.31             98.65           167.36            350.05
   death benefit Option C                          30.26             92.58           157.38            330.93
   death benefit Option C with the GMIB Rider      36.56            112.15           181.24            395.07


--------------------------------------------------------------------------------
18 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option C and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years

MFS(R) New Discovery Series - Service Class
   death benefit Option A                         $29.13           $ 89.23          $151.86           $320.24
   death benefit Option A with the BP Rider        31.69             96.83           164.37            344.36
   death benefit Option A with the BP+ Rider       33.23            101.37           171.82            358.54
   death benefit Option B                          30.16             92.27           156.88            329.96
   death benefit Option B with the BP Rider        32.72             99.86           169.34            353.83
   death benefit Option B with the BP+ Rider       34.26            104.39           176.76            367.87
   death benefit Option C                          32.21             98.35           166.86            349.11
   death benefit Option C with the GMIB Rider      38.51            117.90           190.66            412.94
MFS(R) Total Return Series - Service Class
   death benefit Option A                          27.49             84.34           143.78            304.49
   death benefit Option A with the BP Rider        30.05             91.97           156.38            328.99
   death benefit Option A with the BP+ Rider       31.59             96.53           163.88            343.40
   death benefit Option B                          28.52             87.40           148.84            314.36
   death benefit Option B with the BP Rider        31.08             95.01           161.38            338.62
   death benefit Option B with the BP+ Rider       32.62             99.56           168.85            352.89
   death benefit Option C                          30.57             93.49           158.88            333.82
   death benefit Option C with the GMIB Rider      36.87            113.06           182.73            397.91
MFS(R) Utilities Series - Service Class
   death benefit Option A                          27.59             84.65           144.29            305.48
   death benefit Option A with the BP Rider        30.16             92.27           156.88            329.96
   death benefit Option A with the BP+ Rider       31.69             96.83           164.37            344.36
   death benefit Option B                          28.62             87.70           149.34            315.35
   death benefit Option B with the BP Rider        31.18             95.31           161.88            339.58
   death benefit Option B with the BP+ Rider       32.72             99.86           169.34            353.83
   death benefit Option C                          30.67             93.79           159.38            334.78
   death benefit Option C with the GMIB Rider      36.97            113.36           183.23            398.86
Putnam VT Growth and Income Fund - Class IB Shares
   death benefit Option A                          23.90             73.60           125.92            269.15
   death benefit Option A with the BP Rider        26.47             81.28           138.70            294.52
   death benefit Option A with the BP+ Rider       28.00             85.87           146.31            309.44
   death benefit Option B                          24.93             76.67           131.05            279.37
   death benefit Option B with the BP Rider        27.49             84.34           143.78            304.49
   death benefit Option B with the BP+ Rider       29.03             88.92           151.36            319.26
   death benefit Option C                          26.98             82.81           141.25            299.52
   death benefit Option C with the GMIB Rider      33.28            102.41           165.21            364.18
Putnam VT Income Fund - Class IB Shares
   death benefit Option A                          25.65             78.83           134.63            286.47
   death benefit Option A with the BP Rider        28.21             86.48           147.32            311.41
   death benefit Option A with the BP+ Rider       29.75             91.06           154.88            326.08
   death benefit Option B                          26.67             81.89           139.72            296.52
   death benefit Option B with the BP Rider        29.23             89.53           152.36            321.22
   death benefit Option B with the BP+ Rider       30.77             94.10           159.88            335.74
   death benefit Option C                          28.72             88.01           149.85            316.33
   death benefit Option C with the GMIB Rider      35.02            107.59           173.76            380.71


--------------------------------------------------------------------------------
19 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

You would pay the following expenses on a $1,000 investment if you selected contract Option C and assuming a 5% annual return and ... (continued)

                                                  1 year            3 years          5 years          10 years

Putnam VT International Growth Fund - Class IB Shares
   death benefit Option A                         $28.41           $ 87.09          $148.33           $313.38
   death benefit Option A with the BP Rider        30.98             94.71           160.88            337.66
   death benefit Option A with the BP+ Rider       32.51             99.25           168.35            351.95
   death benefit Option B                          29.44             90.14           153.37            323.17
   death benefit Option B with the BP Rider        32.00             97.74           165.87            347.21
   death benefit Option B with the BP+ Rider       33.54            102.28           173.30            361.35
   death benefit Option C                          31.49             96.22           163.38            342.45
   death benefit Option C with the GMIB Rider      37.79            115.78           187.20            406.40
Putnam VT Vista Fund - Class IB Shares
   death benefit Option A                          25.65             78.83           134.63            286.47
   death benefit Option A with the BP Rider        28.21             86.48           147.32            311.41
   death benefit Option A with the BP+ Rider       29.75             91.06           154.88            326.08
   death benefit Option B                          26.67             81.89           139.72            296.52
   death benefit Option B with the BP Rider        29.23             89.53           152.36            321.22
   death benefit Option B with the BP+ Rider       30.77             94.10           159.88            335.74
   death benefit Option C                          28.72             88.01           149.85            316.33
   death benefit Option C with the GMIB Rider      35.02            107.59           173.76            380.71

* In these examples, the $40 contract administrative charge is approximated as a 0.082% charge based on our estimated average contract size. Premium taxes imposed by some state and local governments are not reflected in these tables. We entered into certain arrangements under which we are compensated by the funds' advisors and/or distributors for the administrative services we provide to the funds.


You should not consider these examples as representations of past or future expenses. Actual expenses may be more or less than those shown.

--------------------------------------------------------------------------------
20 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

Condensed Financial Information

(Unaudited)


The following tables first give per-unit information about the financial history of the subaccounts representing the highest (1.70%) and lowest (1.40%) total annual variable account expense combination for contract Option L and the lowest (1.50%) total variable account expense combination for contract Option C. We are not showing the highest total variable account expense combination for contract Option C because it is new and does not have any history. The SAI contains tables that give per-unit information about the financial history of each existing subaccount. We have not provided this information for some of the subaccounts because they are new and do not have any history. You may obtain a copy of the SAI without charge by contacting us at the telephone number or address listed on the first page of the prospectus.

Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount WBCA5(1) (Investing in shares of AXP(R) Variable Portfolio - Blue Chip Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.91       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)                5       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --       --

Subaccount WBCA3(1) (Investing in shares of AXP(R) Variable Portfolio - Blue Chip Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.91       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              789       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount WBCA1(1) (Investing in shares of AXP(R) Variable Portfolio - Blue Chip Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.91       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               81       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --       --

Subaccount ESI(2) (Investing in shares of AXP(R) Variable Portfolio - Bond Fund)
Accumulation unit value at beginning of period                                     $1.33    $1.33    $1.33    $1.24   $1.17    $1.00
Accumulation unit value at end of period                                           $1.38    $1.33    $1.33    $1.33   $1.24    $1.17
Number of accumulation units outstanding at end of period (000 omitted)            9,498    8,127    5,689    2,544   1,377      414
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%   1.50%    1.50%

Subaccount SBND2(3) (Investing in shares of AXP(R) Variable Portfolio - Bond Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.03       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               64       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount EMS(2) (Investing in shares of AXP(R) Variable Portfolio - Cash Management Fund)
Accumulation unit value at beginning of period                                     $1.18    $1.15    $1.11    $1.07   $1.03    $1.00
Accumulation unit value at end of period                                           $1.24    $1.18    $1.15    $1.11   $1.07    $1.03
Number of accumulation units outstanding at end of period (000 omitted)            4,421      941      749      231     241      132
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%   1.50%    1.50%

Subaccount SCMG2(3) (Investing in shares of AXP(R) Variable Portfolio - Cash Management Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.03       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)            2,613       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount WDEI5(1) (Investing in shares of AXP(R) Variable Portfolio - Diversified Equity Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.08       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)                7       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --       --

Subaccount WDEI3(1) (Investing in shares of AXP(R) Variable Portfolio - Diversified Equity Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.08       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               66       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --



--------------------------------------------------------------------------------
21 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount WDEI1(1) (Investing in shares of AXP(R) Variable Portfolio - Diversified Equity Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.08       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               40       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --       --

Subaccount EIA(4) (Investing in shares of AXP(R) Variable Portfolio - Extra Income Fund)
Accumulation unit value at beginning of period                                     $1.00    $1.00       --       --      --       --
Accumulation unit value at end of period                                           $0.90    $1.00       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              556        8       --       --      --       --
Ratio of operating expense to average net assets                                   1.40%    1.40%       --       --      --       --

Subaccount WEXI3(1) (Investing in shares of AXP(R) Variable Portfolio - Extra Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.87       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              310       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount WEXI1(1) (Investing in shares of AXP(R) Variable Portfolio - Extra Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.87       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)                8       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --       --

Subaccount WFDI5(1) (Investing in shares of AXP(R) Variable Portfolio - Federal Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.06       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               39       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --       --

Subaccount WFDI3(1) (Investing in shares of AXP(R) Variable Portfolio - Federal Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.05       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              272       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount WFDI1(1) (Investing in shares of AXP(R) Variable Portfolio - Federal Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.05       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               65       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --       --

Subaccount EMG(2) (Investing in shares of AXP(R) Variable Portfolio - Managed Fund)
Accumulation unit value at beginning of period                                     $2.07    $1.83    $1.60    $1.36   $1.18    $1.00
Accumulation unit value at end of period                                           $1.99    $2.07    $1.83    $1.60   $1.36    $1.18
Number of accumulation units outstanding at end of period (000 omitted)            6,779    5,985    4,684    2,944   1,546      589
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%   1.50%    1.50%

Subaccount SMGD2(3) (Investing in shares of AXP(R) Variable Portfolio - Managed Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.94       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               51       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount EGD(5) (Investing in shares of AXP(R) Variable Portfolio - New Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.72    $1.32    $1.05    $1.00      --       --
Accumulation unit value at end of period                                           $1.54    $1.72    $1.32    $1.05      --       --
Number of accumulation units outstanding at end of period (000 omitted)            3,717    2,141    1,108       69      --       --
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%      --       --

Subaccount WNDM3(1) (Investing in shares of AXP(R) Variable Portfolio - New Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.86       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)            2,130       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --



--------------------------------------------------------------------------------
22 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount WNDM1(1) (Investing in shares of AXP(R) Variable Portfolio - New Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.86       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              198       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount WSCA5(1) (Investing in shares of AXP(R) Variable Portfolio - Small Cap Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.90       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               16       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --      --

Subaccount WSCA3(1) (Investing in shares of AXP(R) Variable Portfolio - Small Cap Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.90       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              173       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount WSCA1(1) (Investing in shares of AXP(R) Variable Portfolio - Small Cap Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.89       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               39       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount WSMC5(1) (Investing in shares of FTVIPT Franklin Small Cap Fund -
Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.61       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              260       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --      --

Subaccount WSMC3(1) (Investing in shares of FTVIPT Franklin Small Cap Fund -
Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.61       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              797       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount WSMC1(1) (Investing in shares of FTVIPT Franklin Small Cap Fund -
Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.60       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              120       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount EMU(6) (Investing in shares of FTVIPT Mutual Shares Securities Fund -
Class 2)
Accumulation unit value at beginning of period                                     $1.05    $1.00       --       --      --      --
Accumulation unit value at end of period                                           $1.17    $1.05       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              170       31       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%       --       --      --      --

Subaccount WMSS3(1) (Investing in shares of FTVIPT Mutual Shares Securities Fund
- Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.11       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               39       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount WMSS1(1) (Investing in shares of FTVIPT Mutual Shares Securities Fund
- Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.11       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)                6       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount EPG(7) (Investing in shares of Putnam VT Growth and Income Fund -
Class IB Shares)

Accumulation unit value at beginning of period                                     $1.18    $1.18    $1.00       --      --      --
Accumulation unit value at end of period                                           $1.26    $1.18    $1.18       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)            6,616    4,302      239       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%       --      --      --



--------------------------------------------------------------------------------
23 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount EPL(6) (Investing in shares of Putnam VT International Growth Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.33    $1.00       --       --      --      --
Accumulation unit value at end of period                                           $1.19    $1.33       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)            2,192      347       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%       --       --      --      --

Subaccount WIGR3(1) (Investing in shares of Putnam VT International Growth Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.75       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)            2,678       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount WIGR1(1) (Investing in shares of Putnam VT International Growth Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.75       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              708       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount EPT(4) (Investing in shares of Putnam VT Vista Fund - Class IB
Shares)
Accumulation unit value at beginning of period                                     $1.48    $1.00       --       --      --      --
Accumulation unit value at end of period                                           $1.40    $1.48       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              403        1       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%       --       --      --      --

Subaccount WVIS3(1) (Investing in shares of Putnam VT Vista Fund - Class IB
Shares)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.74       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)            2,513       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount WVIS1(1) (Investing in shares of Putnam VT Vista Fund - Class IB
Shares)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.73       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              814       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

(1) Operations commenced on March 3, 2000.
(2) Operations commenced on Feb. 21, 1995.
(3) Operations commenced on May 1, 2000.
(4) Operations commenced on Aug. 26, 1999.
(5) Operations commenced on Oct. 29, 1997.
(6) Operations commenced on Sept. 22, 1999.
(7) Operations commenced on Oct. 5, 1998.


Financial Statements

You can find the audited financial statements of the subaccounts with financial history in the SAI. The SAI does not include the audited financial statements for some of the subaccounts because they are new and have not had any activity to date. You can find our audited financial statements later in this prospectus.

--------------------------------------------------------------------------------
24 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

Performance Information

Performance information for the subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. We show actual performance from the date the subaccounts began investing in funds. Currently we do not provide performance information for some of the subaccounts because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

We include non-recurring charges (such as withdrawal charges) in total return figures, but not in yield quotations. Excluding non-recurring charges in yield calculations increases the reported value.


We may show total return quotations by means of schedules, charts or graphs. We will show total return figures for contract Option L and contract Option C separately.

Total return figures for contract Option L reflect deduction of the following charges:


o   contract administrative charge,
o   variable account administrative charge,
o   mortality and expense risk fee associated with death benefit Option C,
o   GMIB fee, and
o withdrawal charge (assuming a withdrawal at the end of the illustrated period).


We may also show optional total return quotations for contract Option L that reflect selection of death benefit Option A or death benefit Option B, deduction of the Benefit Protector fee or the Benefit Protector Plus fee.

We also show optional total return quotations for contract Option L that do not reflect deduction of the withdrawal charge (assuming no withdrawal), or fees for any of the optional features.

Total return figures for contract Option C reflect deduction of the following charges:


o   contract administrative charge,
o   variable account administrative charge,
o   mortality and expense risk fee associated with death benefit Option C, and
o   GMIB fee.


We may also show optional total return quotations for contract Option C that reflect selection of death benefit Option A or death benefit Option B, deduction of the Benefit Protector fee or the Benefit Protector Plus fee.

We also show optional total return quotations for contract Option C that do not reflect deduction of the fees for any of the optional features.


Average annual total return is the average annual compounded rate of return of the investment over a period of one, five and ten years (or up to the life of the subaccount if it is less than ten years old).

Cumulative total return is the cumulative change in the value of an investment over a specified time period. We assume that income earned by the investment is reinvested. Cumulative total return generally will be higher than average annual total return.

Annualized simple yield (for subaccounts investing in money market funds) "annualizes" the income generated by the investment over a given seven-day period. That is, we assume the amount of income generated by the investment during the period will be generated each seven-day period for a year. We show this as a percentage of the investment.

Annualized compound yield (for subaccounts investing in money market funds) is calculated like simple yield except that we assume the income is reinvested when we annualize it. Compound yield will be higher than the simple yield because of the compounding effect of the assumed reinvestment.

Annualized yield (for subaccounts investing in income funds) divides the net investment income (income less expenses) for each accumulation unit during a given 30-day period by the value of the unit on the last day of the period. We then convert the result to an annual percentage.

You should consider performance information in light of the investment objectives, policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the specified time period. Advertised yields and total return figures include charges that reduce advertised performance. Therefore, you should not compare subaccount performance to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine total return and yield.)

If you would like additional information about actual performance, please contact us at the address or telephone number on the first page of this prospectus.

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25 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

The Variable Account and the Funds


You may allocate payments to any or all of the subaccounts of the variable account that invest in shares of the following funds:

Subaccount       Investing In                   Investment Objectives and Policies          Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------- ----------------------------------
WBCA5            AXP(R) Variable Portfolio -    Objective: long-term total return           IDS Life Insurance Company (IDS
WBCA3            Blue Chip Advantage Fund       exceeding that of the U.S. stock market.    Life), investment manager;
SBCA1                                           Invests primarily in blue chip stocks.      American Express Financial
WBCA1                                           Blue chip stocks are issued by companies    Corporation (AEFC), investment
WBCA9                                           with a market capitalization of at least    advisor.
                                                $1 billion, an established
                                                management, a history of
                                                consistent earnings and a
                                                leading position within their
                                                respective industries.
---------------- ------------------------------ ------------------------------------------- ----------------------------------
ESI              AXP(R) Variable Portfolio -    Objective: high level of current income     IDS Life, investment manager;
SBND2            Bond Fund                      while conserving the value of the           AEFC, investment advisor.
SBND1                                           investment and continuing a high level of
WBND1                                           income for the longest time period.
WBND9                                           Invests primarily in bonds and other debt
                                                obligations.
---------------- ------------------------------ ------------------------------------------- ----------------------------------
EMS              AXP(R) Variable Portfolio -    Objective: maximum current income           IDS Life, investment manager;
SCMG2            Cash Management Fund           consistent with liquidity and stability     AEFC, investment advisor.
SCMG1                                           of principal. Invests in money market
WCMG1                                           securities.
WCMG9
---------------- ------------------------------ ------------------------------------------- ----------------------------------
WDEI5            AXP(R) Variable Portfolio -    Objective: a high level of current income   IDS Life, investment manager;
WDEI3            Diversified Equity Income      and, as a secondary goal, steady growth     AEFC, investment advisor.
SDEI1            Fund                           of capital. Invests primarily in
WDEI1                                           dividend-paying common and preferred
WDEI9                                           stocks.
---------------- ------------------------------ ------------------------------------------- ----------------------------------
EIA              AXP(R) Variable Portfolio -    Objective: high current income, with        IDS Life, investment manager;
WEXI3            Extra Income Fund              capital growth as a secondary objective.    AEFC, investment advisor.
SEXI1                                           Invests primarily in high-yielding,
WEXI1                                           high-risk corporate bonds (junk bonds)
WEXI9                                           issued by U.S. and foreign companies and
                                                governments.
---------------- ------------------------------ ------------------------------------------- ----------------------------------
WFDI5            AXP(R) Variable Portfolio -    Objective: a high level of current income   IDS Life, investment manager;
WFDI3            Federal Income Fund            and safety of principal consistent with     AEFC, investment advisor.
SFDI1                                           an investment in U.S. government and
WFDI1                                           government agency securities. Invests
WFDI9                                           primarily in debt obligations issued or
                                                guaranteed as to principal and interest
                                                by the U.S. government, its agencies or
                                                instrumentalities.
---------------- ------------------------------ ------------------------------------------- ----------------------------------
EMG              AXP(R) Variable Portfolio -    Objective: maximum total investment         IDS Life, investment manager;
SMGD2            Managed Fund                   return through a combination of capital     AEFC, investment advisor.
SMGD1                                           growth and current income. Invests
WMGD1                                           primarily in a combination of common and
WMGD9                                           preferred stocks, convertible securities,
                                                bonds and other debt securities.
---------------- ------------------------------ ------------------------------------------- ----------------------------------


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26 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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



Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
EGD              AXP(R) Variable Portfolio -    Objective: long-term growth of capital.    IDS Life, investment manager;
WNDM3            New Dimensions Fund(R)         Invests primarily in common stocks of      AEFC, investment advisor.
SNDM1                                           U.S. and foreign companies showing
WNDM1                                           potential for significant growth.
WNDM9
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WSCA5            AXP(R) Variable Portfolio -    Objective: long-term capital growth.       IDS Life, investment manager;
WSCA3            Small Cap Advantage Fund       Invests primarily in equity stocks of      AEFC, investment advisor; Kenwood
SSCA1                                           small companies that are often included    Capital Management LLC,
WSCA1                                           in the Russell 2000(R) Index or the S&P    sub-investment advisor.
WSCA9                                           SmallCap 600 Index.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WAAC5            AIM V.I. Capital               Objective: growth of capital. Invests      A I M Advisors, Inc.
WAAC3            Appreciation Fund, Series II   mainly in common stocks of companies
WAAC8                                           likely to benefit from new or innovative
WAAC1                                           products, services or processes as well
WAAC9                                           as those with above-average growth and
                                                excellent prospects for future growth.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WAVA5            AIM V.I. Value Fund, Series    Objective: long-term growth of capital     A I M Advisors, Inc.
WAVA3            II                             with income as a secondary objective.
WAVA8                                           Invests primarily in equity securities
WAVA1                                           judged to be undervalued relative to the
WAVA9                                           investment advisor's appraisal of the
                                                current or projected earnings of
                                                the companies issuing the
                                                securities, or relative to
                                                current market values of assets
                                                owned by the companies issuing
                                                the securities, or relative to
                                                the equity market generally.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WFBA5            Fidelity VIP Balanced          Objective: income and growth of capital.   Fidelity Management & Research
WFBA3            Portfolio (Service Class 2)    Invests primarily in a diversified         Company (FMR), investment
WFBA8                                           portfolio of equity and fixed-income       manager; FMR U.K., FMR Far East
WFBA1                                           securities with income, growth of          and Fidelity Investments Money
WFBA9                                           income, and capital appreciation           Market Management Inc. (FIMM),
                                                potential.                                 sub-investment advisors.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WFGR5            Fidelity VIP Growth            Objective: capital appreciation. Invests   FMR, investment manager; FMR
WFGR3            Portfolio (Service Class 2)    primarily in common stocks of the          U.K., FMR Far East and FIMM,
WFGR8                                           companies that the manager believes have   sub-investment advisors.
WFGR1                                           above-average growth potential.
WFGR9
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WFFG5            Fidelity VIP Growth & Income   Objective: high total return through a     FMR, investment manager; FMR U.K.
WFFG3            Portfolio (Service Class 2)    combination of current income and          and FMR Far East, sub-investment
WFFG8                                           capital appreciation. Invests primarily    advisors.
WFFG1                                           in common stocks with a focus on those
WFFG9                                           that pay current dividends and show
                                                potential for capital appreciation.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WMDC5            Fidelity VIP Mid Cap           Objective: long-term growth of capital.    FMR, investment manager; FMR
WMDC3            Portfolio (Service Class 2)    Invests primarily in medium market         U.K., FMR Far East, FIJ and FMRC,
WMDC8                                           capitalization common stocks.              sub-investment advisors.
WMDC1
WMDC9
---------------- ------------------------------ ------------------------------------------ -----------------------------------


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27 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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



Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WSMC5            FTVIPT Franklin Small Cap      Objective: long-term capital growth.       Franklin Advisers, Inc.
WSMC3            Fund - Class 2                 Invests primarily in equity securities
WSMC8                                           of U.S. small capitalization (small cap)
WSMC1                                           companies with market cap values not
WSMC9                                           exceeding (i) $1.5 billion, or (ii) the
                                                highest market cap value in the
                                                Russell(R) 2000 Index, whichever
                                                is greater, at the time of
                                                purchase.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WVAS5            FTVIPT Franklin Value          Objective: long-term total return.         Franklin Advisory Services, LLC
WVAS3            Securities Fund - Class 2      Invests primarily in equity securities
WVAS8                                           of companies the manager believes are
WVAS1                                           selling substantially below the
WVAS9                                           underlying value of their assets or
                                                their private market value.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
EMU              FTVIPT Mutual Shares           Objective: capital appreciation, with      Franklin Mutual Advisers, LLC
WMSS3            Securities Fund - Class 2      income as a secondary goal. Invests
SMSS1                                           primarily in equity securities of
WMSS1                                           companies that the manager believes are
WMSS9                                           available at market prices less than
                                                their value based on certain recognized
                                                or objective criteria (intrinsic value).
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WINT5            FTVIPT Templeton               Objective: long-term capital growth.       Templeton Investment Counsel, LLC
WINT3            International Securities       Invests primarily in equity securities
WINT8            Fund - Class 2                 of companies located outside the U.S.,
WINT1                                           including those in emerging markets.
WINT9
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WSGI5            MFS(R) Investors Trust         Objective: long-term growth of capital     MFS Investment Management(R)
WSGI3            Series - Service Class         with a secondary objective to seek
WSGI8                                           reasonable current income. Invests
WSGI1                                           primarily in common stocks and related
WSGI9                                           securities, such as preferred stocks,
                                                convertible securities and depositary
                                                receipts for those securities.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WSND5            MFS(R) New Discovery Series    Objective: capital appreciation. Invests   MFS Investment Management(R)
WSND3            - Service Class                primarily in equity securities of
WSND8                                           emerging growth companies.
WSND1
WSND9
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WSTR5            MFS(R) Total Return Series -   Objective: above-average income            MFS Investment Management(R)
WSTR3            Service Class                  consistent with the prudent employment
WSTR8                                           of capital, with growth of capital and
WSTR1                                           income as a secondary objective. Invests
WSTR9                                           primarily in a combination of equity and
                                                fixed income securities.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WSUT5            MFS(R) Utilities Series -      Objective: capital growth and current      MFS Investment Management(R)
WSUT3            Service Class                  income. Invests primarily in equity and
WSUT8                                           debt securities of domestic and foreign
WSUT1                                           companies in the utilities industry.
WSUT9
---------------- ------------------------------ ------------------------------------------ -----------------------------------


--------------------------------------------------------------------------------
28 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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



Subaccount       Investing In                   Investment Objectives and Policies         Investment Adviser or Manager
---------------- ------------------------------ ------------------------------------------ -----------------------------------
EPG              Putnam VT Growth and Income    Objective: capital growth and current      Putnam Investment Management, LLC
WGIN3            Fund - Class IB Shares         income. Invests primarily in common
WGIN8                                           stocks of U.S. companies with a focus on
WGIN1                                           value stocks that offer the potential
WGIN9                                           for capital growth, current income, or
                                                both.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
WINC5            Putnam VT Income Fund -        Objective: high current income             Putnam Investment Management, LLC
WINC3            Class IB Shares                consistent with what Putnam Investment
WINC8                                           Management, LLC believes to be prudent
WINC1                                           risk. The fund will invest mainly in a
WINC9                                           diversified mixture of investment--
                                                growth and high-yield bonds and U.S.
                                                government securities.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
EPL              Putnam VT International        Objective: capital appreciation. Invests   Putnam Investment Management, LLC
WIGR3            Growth Fund - Class IB         mainly in growth stocks outside the
WIGR8            Shares                         United States that reflect a value lower
WIGR1                                           than that which Putnam Management places
WIGR9                                           on the company or whose earnings we
                                                believe are likely to grow over time.
---------------- ------------------------------ ------------------------------------------ -----------------------------------
EPT              Putnam VT Vista Fund - Class   Objective: capital appreciation. Invests   Putnam Investment Management, LLC
WVIS3            IB Shares                      mainly in common stocks of mid-sized
WVIS8                                           U.S. companies with a focus on growth
WVIS1                                           stocks.
WVIS9
---------------- ------------------------------ ------------------------------------------ -----------------------------------


A fund underlying your contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are also available by contacting us at the address or telephone number on the first page of this prospectus.

All funds are available to serve as the underlying investments for variable annuities. Some funds also are available to serve as investment options for variable life insurance policies and tax-deferred retirement plans. It is possible that in the future, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously.

Although the insurance company and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts.

The Internal Revenue Service (IRS) issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of American Enterprise Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

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29 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


The U.S. Treasury and the IRS indicated that they may provide additional guidance on investment control. This concerns how many variable subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the contract owner would be currently taxed on income earned within subaccount assets. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.


The Guarantee Period Accounts (GPAs)

You may allocate purchase payments to one or more of the GPAs with Guarantee Periods ranging from two to ten years. The minimum required investment in each GPA is $1,000. These accounts are not available in all states and are not offered after annuity payouts begin. Some states also restrict the amount you can allocate to these accounts.


Each GPA pays an interest rate that is declared when you allocate money to that account. That interest rate is then fixed for the Guarantee Period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on money currently in a GPA. The interest rates we offer for contract Option L are generally equal to or higher than the rates we offer on contract Option C.


The minimum guaranteed interest rate on the GPAs is 3%.

The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion. We will determine these rates based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing American Enterprise Life Annuities, product design, competition and American Enterprise Life's revenues and other expenses. We cannot predict nor can we guarantee future guaranteed interest rates above the 3% rate.


You may transfer or withdraw contract value out of the GPAs within 30 days before the end of the Guarantee Period without receiving a MVA (see "Market Value Adjustment (MVA)" below). During this 30 day window you may choose to start a new Guarantee Period of the same length, transfer the contract value to another GPA, transfer the contract value to any of the subaccounts, or withdraw the contract value from the contract (subject to applicable withdrawal provisions). If we do not receive any instructions at the end of your Guarantee Period our current practice is to automatically transfer the contract value into the one-year fixed account.


We hold amounts you allocate to the GPAs in a "nonunitized" separate account we have established under the Indiana Insurance Code. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company.

We intend to construct and manage the investment portfolio relating to the separate account using a strategy known as "immunization." Immunization seeks to lock in a defined return on the pool of assets versus the pool of liabilities over a specified time horizon. Since the return on the assets versus the liabilities is locked in, it is "immune" to any potential fluctuations in interest rates during the given time. We achieve immunization by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is essentially equal to the price duration of the corresponding portfolio of liabilities. Portfolio immunization provides us with flexibility and efficiency in creating and managing the asset portfolio, while still assuring safety and soundness for funding liability obligations.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable Guarantee Periods. These instruments include, but are not necessarily limited to, the following:

o Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;
o Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch (formerly Duff & Phelp's) -- or are rated in the two highest grades by the National Association of Insurance Commissioners;
o Other debt instruments which are unrated or rated below investment grade, limited to 10% of assets at the time of purchase; and
o Real estate mortgages, limited to 45% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Indiana and other state insurance laws.

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30 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

MARKET VALUE ADJUSTMENT (MVA)
We guarantee the contract value allocated to your GPA, including the interest credited, if you do not make any transfers or withdrawals from that GPA prior to 30 days before the end of the Guarantee Period. However, we will apply a MVA if a transfer or withdrawal occurs prior to this time, unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy. The MVA also affects amounts withdrawn from a GPA prior to 30 days before the end of the Guarantee Period that are used to purchase payouts under an annuity payout plan. We will refer to all of these transactions as "early withdrawals" in the discussion below.

When you request an early withdrawal, we adjust the early withdrawal amount by an MVA formula. The early withdrawal amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the withdrawal, the time remaining in your Guarantee Period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA.

Before we look at the MVA formula, it may help to look in a general way at how comparing your GPA's guaranteed rate and the rate for a new GPA affects the MVA.

Relationship between your GPA's guaranteed rate and the new GPA guaranteed rate for the same time as the Guarantee Period remaining on your GPA:

            If your GPA rate is:                     The MVA is:
     Less than the new GPA rate + 0.10%              Negative
     Equal to the new GPA rate + 0.10%               Zero
     Greater than the new GPA rate + 0.10%           Positive

General Examples
Assume:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.
o We guarantee an interest rate of 4.5% annually for your ten-year Guarantee Period.
o After three years, you decide to make a withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

Example 1: Remember that your GPA is earning 4.5%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 5.0%. We add 0.10% to the 5.0% rate to get 5.10%. Your GPA's 4.5% rate is less than the 5.10% rate and, as reflected in the table above, the MVA will be negative.

Example 2: Remember again that your GPA is earning 4.5%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 4.0%. We add 0.10% to the 4.0% rate to get 4.10%. In this example, since your GPA's 4.5% rate is greater than the 4.10% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.


Sample MVA Calculations

The precise MVA formula we apply is as follows:

      Early withdrawal amount x [( 1 + i )(to the power of n/12) - 1] = MVA
                                  ------
                                  1 + j + .001

     Where:       i = rate earned in the GPA from which amounts are being
                      transferred or withdrawn.
                  j = current rate for a new Guaranteed Period equal to the
                      remaining term in the current Guarantee Period.
                  n = number of months remaining in the current Guarantee Period
                      (rounded up).

Examples
Using assumptions similar to those we used in the examples above:

o You purchase a contract and allocate part of your purchase payment to the ten-year GPA.
o We guarantee an interest rate of 4.5% annually for your ten-year Guarantee Period.
o After three years, you decide to make a $1,000 withdrawal from your GPA. In other words, there are seven years left in your Guarantee Period.

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31 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

Example 1: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 4.5%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 5.0%. Using the formula above, we determine the MVA as follows:

         $1,000 x [( 1.045 )(to the power of 84/12) - 1] = -$39.28
                     ------
                  1 + .05 + .001

In this example, the MVA is a negative $39.28.

Example 2: You request an early withdrawal of $1,000 from your ten-year GPA earning a guaranteed interest rate of 4.5%. Assume at the time of your withdrawal new GPAs that we offer with a seven-year Guarantee Period are earning 4.0%. Using the formula above, we determine the MVA as follows:

         $1,000 x [( 1.045 )(to the power of 84/12) - 1] = $27.21
                     ------
                  1 + .04 + .001

In this example, the MVA is a positive $27.21.


Please note that when you allocate your purchase payment to the ten-year GPA and you have begun your fourth contract year at the beginning of the Guarantee Period, your withdrawal charge percentage is 6% if you choose contract Option L and there is no withdrawal charge if you choose contract Option C (See "Charges -- Withdrawal Charge.") We do not apply MVAs to the amounts we deduct for withdrawal charges on contract Option L, so we would deduct the withdrawal charge from your early withdrawal after we applied the MVA. Also note that when you request an early withdrawal, we withdraw an amount from your GPA that will give you the net amount you requested after we apply the MVA (and any applicable withdrawal charge for contract Option L), unless you request otherwise.


The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for Guarantee Period durations equaling the remaining Guarantee Period of the GPA to which the formula is being applied.


We will not apply MVAs to amounts withdrawn for annual contract charges, to amounts we pay as death claims or to automatic transfers from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep Strategy. In some states, the MVA is limited.

The One-Year Fixed Account

You may also allocate purchase payments or transfer accumulated value to the one-year fixed account. Some states may restrict the amount you can allocate to this account. We back the principal and interest guarantees relating to the one-year fixed account. These guarantees are based on the continued claims-paying ability of the company. The value of the one-year fixed account increases as we credit interest to the account. Purchase payments and transfers to the one-year fixed account become part of our general account. We credit and compound interest daily based on a 365-day year so as to produce the annual effective rate which we declare. We do not credit interest on leap days (Feb.
29). The minimum guaranteed interest rate on the one-year fixed account is 3%. The interest rates we offer on contract Option Lare generally equal to or higher than the rates we offer on contract Option C. The interest rate we apply to each purchase payment or transfer to the one-year fixed account is guaranteed for one year. Thereafter we will change the rates from time-to-time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, the rates currently in effect for new and existing American Enterprise Life annuities, product design, competition, and American Enterprise Life's revenues and expenses.


Interest in the one-year fixed account is not required to be registered with the SEC. However, the MVA interests under the contracts are registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the one-year fixed account (but the SEC does review the disclosures in this prospectus on the MVA interests). Disclosures regarding the one-year fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract -- Transfer policies" for restrictions on transfers involving the one-year fixed account.)

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32 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Buying Your Contract

Your sales representative will help you complete and submit an application and send it along with your initial purchase payment to our office. As the owner, you have all rights and may receive all benefits under the contract. You may be able to buy different contracts with the same underlying funds. These contracts have different mortality and expense risk fees, withdrawal charges and fixed account interest rates and may offer purchase payment credits. For information on these contracts, please call us at the telephone number listed on the first page of this prospectus or ask your sales representative.

You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or become an annuitant if you are 90 or younger. (The age limit may be younger for qualified annuities in some states.)

When you apply, you may select:


o   contract Option L or Option C;

o a death benefit option if both you and the annuitant are 79 or younger at contract issue(1);
o   the optional Benefit Protector(SM) Death Benefit Rider(2);
o   the optional Benefit Protector(SM) Plus Death Benefit Rider(2);
o   the optional Guaranteed Minimum Income Benefit Rider(3);

o the GPAs, the one-year fixed account and/or subaccounts in which you want to invest(4);

o   how you want to make purchase payments; and
o   a beneficiary.

(1) If you and the annuitant are 79 or younger at contract issue, you may select from either death benefit Option A, Option B or Option C. Death benefit Option C may not be available in all states. If you or the annuitant are 80 or older at contract issue death benefit Option A will apply.
(2) You may select one of the following: death benefit Option C, the Benefit Protector or the Benefit Protector Plus. May not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if you and the annuitant are 75 or younger at contract issue. Death benefit Option C is only available if both you and the annuitant are 79 or younger at contract issue.
(3) The GMIB is only available at the time you purchase your contract if the annuitant is 75 or younger at contract issue and you also select death benefit Option C. May not be available in all states.

(4) Some states restrict the amount you can allocate to the GPAs and the one-year fixed account. GPAs may not be available in all states.

The contract provides for allocation of purchase payments to the subaccounts of the variable account, to the GPAs and/or to the one-year fixed account in even 1% increments subject to the $1,000 minimum required investment for the GPAs.

If your application is complete, we will process it and apply your purchase payment to the GPAs, one-year fixed account and subaccounts you selected within two business days after we receive it at our office. If we accept your application, we will send you a contract. If your application is not complete, you must give us the information to complete it within five business days. If we cannot accept your application within five business days, we will decline it and return your payment unless you specifically ask us to keep the payment and apply it once your application is complete. We will credit additional purchase payments you make to your accounts on the valuation date we receive them. We will value the additional payments at the next accumulation unit value calculated after we receive your payments at our office.


You may make monthly payments to your contract under a Systematic Investment Plan (SIP). To begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date.

THE RETIREMENT DATE
Annuity payouts are scheduled to begin on the retirement date. When we process your application, we will establish the retirement date to the maximum age or date described below. You can also select a date within the maximum limits. You can align this date with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities and Roth IRAs, the retirement date must be:

o   no earlier than the 30th day after the contract's effective date; and
o no later than the annuitant's 85th birthday or the tenth contract anniversary, if purchased after age 75.

For qualified annuities (except Roth IRAs), to avoid IRS penalty taxes, the retirement date generally must be:


o   on or after the date the annuitant reaches age 59 1/2; and

o for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2; or
o for TSAs, by April 1 of the year following the calendar year when the annuitant reaches age 70-1/2 or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70-1/2).


If you take the minimum IRA or TSA distributions as required by the Code from another tax-qualified investment, or in the form of partial withdrawals from your contract, annuity payouts can start as late as the annuitant's 85th birthday or the tenth contract anniversary, if later.


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33 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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BENEFICIARY
We will pay your named beneficiary the death benefit if it becomes payable before the retirement date while the contract is in force and before annuity payouts begin. If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS
Minimum purchase payments:
     If paying by SIP:                    $50 initial payment.
                                          $50 for additional payments.

     If paying by any other method:       $10,000 initial payment.
                                          $100 for additional payments.

Maximum total allowable purchase payments(1)

     (without prior approval):            $1,000,000 for issue ages up to 85.
                                          $100,000 for issue ages 86 to 90.


(1) This limit applies in total to all American Enterprise Life annuities you own. We reserve the right to increase the maximum limit. For qualified annuities, the tax-deferred retirement plan's or the Code's limits on annual contributions also apply.

HOW TO MAKE PURCHASE PAYMENTS
1 By letter:
Send your check along with your name and contract number to:

American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, MN 55474

2 By SIP:
Contact your sales representative to complete the necessary SIP paperwork.

Charges

CONTRACT ADMINISTRATIVE CHARGE

We charge this fee for establishing and maintaining your records. We deduct $40 from the contract value on your contract anniversary at the end of each contract year. We prorate this charge among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.


We will waive this charge when your contract value is $100,000 or more on the current contract anniversary.

If you take a full withdrawal from your contract, we will deduct this charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

VARIABLE ACCOUNT ADMINISTRATIVE CHARGE
We apply this charge daily to the subaccounts. It is reflected in the unit values of your subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

MORTALITY AND EXPENSE RISK FEE

We charge these fees daily to the subaccounts. The unit values of your subaccounts reflect these fees. These fees cover the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. These fees do not apply to the GPAs or the one-year fixed account. We cannot increase these fees. These fees are based on the contract you select (either Option L or Option
C) and the death benefit that applies to your contract:

                                Contract Option L         Contract Option C

   death benefit Option A(1):         1.25%                     1.35%
   death benefit Option B(1):         1.35                      1.45
   death benefit Option C(1):         1.55                      1.65

(1) If you and the annuitant are 79 or younger at contract issue, you may select from either death benefit Option A, Option B or Option C. Death benefit Option C may not be available in all states. If you or the annuitant are 80 or older at contract issue death benefit Option A will apply.

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34 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge or the variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;
o then, if necessary, the funds redeem shares to cover any remaining fees payable.


We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge for contract Option L discussed in the following paragraphs will cover sales and distribution expenses.


BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR) FEE

We charge a fee for the optional feature only if you select it(2). If selected, we deduct 0.25% of your contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.


When annuity payouts begin, or if you terminate the contract for any reason other than death, we will deduct this fee, adjusted for the number of calendar days coverage was in place. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits. We can increase this fee on new contracts up to a maximum of 0.75%.

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS) FEE

We charge a fee for the optional feature only if you select it(2). If selected, we deduct 0.40% of your contract value on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts, the GPAs and one-year fixed account in the same proportion your interest in each account bears to your total contract value.


When annuity payouts begin, or if you terminate the contract for any reason other than death, we will deduct this fee, adjusted for the number of calendar days coverage was in place. We cannot increase this annual fee after the rider effective date and it does not apply after annuity payouts begin or when we pay death benefits. We can increase this fee on new contracts up to a maximum of 1.25%.

(2) You may select one of the following: death benefit Option C, the Benefit Protector or the Benefit Protector Plus. May not be available in all states. The Benefit Protector and the Benefit Protector Plus are only available if you and the annuitant are 75 or younger at contract issue. Death benefit Option C is only available if both you and the annuitant are 79 or younger at contract issue.

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB) FEE

We charge a fee (currently 0.30%) based on the GMIB benefit base for this optional feature only if you select it(3). If selected, we deduct the fee from the contract value on your contract anniversary at the end of each contract year. We prorate the GMIB fee among the subaccounts, the GPAs and the one-year fixed account in the same proportion your interest in each account bears to your total contract value.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the GMIB fee adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin. We can increase the GMIB fee on new contracts up to a maximum of 0.75%. For details on how we calculate the fee, see "Optional Benefits -- Guaranteed Minimum Income Benefit Rider."


(3) The GMIB is only available at the time you purchase your contract if the annuitant is 75 or younger at contract issue and you also select death benefit Option C. May not be available in all states.

WITHDRAWAL CHARGE

You select either contract Option L or Option C at the time of application. Option C contracts have no withdrawal charge schedule but they carry higher mortality and expense risk fees than Option L contracts.

If you select contract Option L and you withdraw all or part of your contract, you may be subject to a withdrawal charge. A withdrawal charge applies if you make a withdrawal in the first four contract years. You may withdraw amounts totaling up to 10% of your prior anniversary's contract value free of charge during the first four years of your contract. (We consider your initial purchase payment to be the prior anniversary's contract value during the first contract year.) We do not assess a withdrawal charge on this amount. The withdrawal charge percentages that apply


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35 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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to you are shown below and are stated in your contract. In addition, amounts withdrawn from a GPA more than 30 days before the end of the applicable Guarantee Period are generally subject to a MVA. (See "The Guarantee Period Accounts (GPAs) -- Market Value Adjustment (MVA).")

   Contract year for contract Option L        Withdrawal charge percentage

                  1-2                                      8%
                  3                                        7
                  4                                        6
                  5 and later                              0

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually deduct from your contract value will be the amount you request plus any applicable withdrawal charge. The withdrawal charge percentage is applied to this total amount. We pay you the amount you requested.

Example: Assume you requested a withdrawal of $1,000 and there is a withdrawal charge of 7%. The total amount we actually deduct from your contract is $1,075.27. We determine this amount as follows:

          Amount requested             $1,000
      ------------------------   or    ------ = $1,075.27
      1.00 - withdrawal charge           .93

By applying the 7% withdrawal charge to $1,075.27, the withdrawal charge is $75.27. We pay you the $1,000 you requested. If you make a full withdrawal of your contract, we also will deduct the applicable contract administrative charge.

Withdrawal charge under Annuity Payout Plan E -- Payouts for a specified period:
Under this payout plan, you can choose to take a withdrawal. The amount that you can withdraw is the present value of any remaining variable payouts. The discount rate we use in the calculation will be 5.45% if the assumed investment rate is 3.5% and 6.95% if the assumed investment rate is 5%. The withdrawal charge equals the present value of the remaining payouts using the assumed investment rate minus the present value of the remaining payouts using the discount rate. In no event would your withdrawal charge exceed 9% of the amount available for payouts under the plan.

Waiver of withdrawal charges
We do not assess withdrawal charges for:

o withdrawals of amounts totaling up to 10% of your prior contract anniversary's contract value;
o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the contracts described in this prospectus);
o   contracts settled using an annuity payout plan;
o withdrawals made as a result of one of the "Contingent events" described below to the extent permitted by state law (see your contract for additional conditions and restrictions);
o   amounts we refund to you during the free look period; and
o   death benefits.

Contingent events
o Withdrawals you make if you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. Your contract will include this provision when you and the annuitant are under age 76 at contract issue. You must provide proof satisfactory to us of the confinement as of the date you request the withdrawal.
o To the extent permitted by state law, withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.
o Withdrawals you make if you or the annuitant become disabled within the meaning of the Code Section 72(m)(7) after contract issue. The disabled person must also be receiving Social Security disability or state long term disability benefits. The disabled person must be age 70 or younger at the time of withdrawal. You must provide us with a signed letter from the disabled person stating that he or she meets the above criteria, a legible photocopy of Social Security disability or state long term disability benefit payments and the application for such payments.

Possible group reductions: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

PREMIUM TAXES
Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was issued. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments or when you make a full withdrawal from your contract.

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36 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Valuing Your Investment

We value your accounts as follows:

FIXED ACCOUNTS

We value the amounts you allocated to the GPAs and the one-year fixed account directly in dollars. The value of a fixed account equals:


o the sum of your purchase payments and transfer amounts allocated to the one-year fixed account and the GPAs;
o   plus interest credited;

o minus the sum of amounts withdrawn after the MVA (including any applicable withdrawal charges for contract Option L) and amounts transferred out;

o   minus any prorated contract administrative charge;
o   minus any prorated portion of the Benefit Protector fee (if applicable);
o minus any prorated portion of the Benefit Protector Plus fee (if applicable); and
o   minus any prorated portion of the GMIB fee (if applicable).

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, each time you take a partial withdrawal, transfer amounts out of a subaccount, or we assess a contract administrative charge, or we assess the Benefit Protector fee, or we assess the Benefit Protector Plus fee, or we assess the GMIB fee, we subtract a certain number of accumulation units from your contract.


The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.

Here is how we calculate accumulation unit values:

Number of units: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value. Accumulation unit value: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o   dividing that sum by the previous adjusted net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

Factors that affect subaccount accumulation units: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

o   additional purchase payments you allocate to the subaccounts;
o   transfers into or out of the subaccounts;
o   partial withdrawals;

o   withdrawal charges (for contract Option L);

o   prorated portions of the contract administrative charge;
o   prorated portions of the Benefit Protector fee (if applicable);
o   prorated portions of the Benefit Protector Plus fee (if applicable); and/or
o   prorated portions of the GMIB fee (if applicable).

Accumulation unit values will fluctuate due to:

o   changes in funds' net asset value;
o   dividends distributed to the subaccounts;
o   capital gains or losses of funds;
o   fund operating expenses; and/or
o mortality and expense risk fee and the variable account administrative charge.

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37 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Making the Most of Your Contract

AUTOMATED DOLLAR-COST AVERAGING
Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the one-year fixed account or the two-year GPA (without a MVA) to one or more subaccounts. The three to ten year GPAs are not available for automated transfers. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments or by establishing an Interest Sweep strategy. Interest Sweeps are a monthly transfer of the interest earned from either the one-year fixed account or the two-year GPA into the subaccounts of your choice. If you participate in an Interest Sweep strategy the interest you earn will be less than the annual interest rate we apply because there will be no compounding. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

How dollar-cost averaging works

By investing an equal number                                            Number
of dollars each month...                    Amount     Accumulation    of units
                                  Month    invested     unit value     purchased
                                   Jan       $100          $20           5.00
you automatically buy              Feb        100           18           5.56
more units when the                Mar        100           17           5.88
per unit market price is low...    Apr        100           15           6.67
                                   May        100           16           6.25
                                   Jun        100           18           5.56
and fewer units                    Jul        100           17           5.88
when the per unit                  Aug        100           19           5.26
market price is high.              Sept       100           21           4.76
                                   Oct        100           20           5.00

You paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your sales representative.


SPECIAL DOLLAR-COST AVERAGING (SPECIAL DCA) PROGRAM FOR CONTRACT OPTION L ONLY If you select contract Option L and your net contract value(1) is at least $10,000, you can choose to participate in the Special DCA program. There is no charge for the Special DCA program. Under the Special DCA program, you can allocate a new purchase payment to a six-month or twelve-month Special DCA account.


(1) "Net contract value" equals your current contract value plus any new purchase payment. If this is a new contract funded by purchase payments from multiple sources, we determine your net contract value based on the purchase payments, withdrawal requests and exchange requests submitted with your application.


You may only allocate a new purchase payment of at least $1,000 to a Special DCA account. You cannot transfer existing contract values into a Special DCA account. Each Special DCA account lasts for either six or twelve months (depending on the time period you select) from the time we receive your first purchase payment. We make monthly transfers of your total Special DCA account value into the other accounts you selected over the time period you selected (either six or twelve months). If you elect to transfer into a GPA, you must meet the $1,000 minimum required investment limitation for each transfer.


We credit interest to each Special DCA account at rates that generally are higher than those we credit to the one-year fixed account and the two-year GPA. We will change the interest rate on each Special DCA account from time to time at our discretion. We base these rates on competition and on the interest rate we are crediting to the one-year fixed account at the time of the change. Once we credit interest to a particular purchase payment that rate does not change even if we change the rate we credit on new purchase payments or if your net contract value changes.

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38 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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We credit each Special DCA account with current guaranteed annual rate that is in effect on the date we receive your purchase payment. However, we credit this annual rate over the six or twelve-month period on the balance remaining in your Special DCA account. Therefore, the net effective interest rate you receive is less than the stated annual rate. We do not credit this interest after we transfer the value out of the Special DCA account into the accounts you selected.

Once you establish a Special DCA account, you cannot allocate additional purchase payments to it. However, you may establish another new Special DCA account and allocate new purchase payments to it when we change the interest rates we offer on these accounts. If you are funding a Special DCA account from multiple sources, we apply each purchase payment to the account and credit interest on that purchase payment on the date we receive it. This means that all purchase payments may not be in the Special DCA account at the beginning of the six or twelve-month period. Therefore, you may receive less total interest than you would have if all your purchase payments were in the Special DCA account from the beginning. If we receive any of your multiple payments after the six or twelve-month period ends, you can either allocate those payments to a new Special DCA account (if available) or to any other accounts available under your contract.

You cannot participate in the Special DCA program if you are making payments under a Systematic Investment Plan. You may simultaneously participate in the Special DCA program and the asset-rebalancing program as long as your subaccount allocation is the same under both programs. If you elect to change your subaccount allocation under one program, we automatically will change it under the other program so they match. If you participate in more than one Special DCA account, the asset allocation for each account may be different as long as you are not also participating in the asset-rebalancing program.

You may terminate your participation in the Special DCA program at any time. If you do, we will not credit the current guaranteed annual interest rate on any remaining Special DCA account balance. We will transfer the remaining balance from your Special DCA account to the other accounts you selected for your DCA transfers or we will allocate it in any manner you specify. Similarly, if we cannot accept any additional purchase payments into the Special DCA program, we will allocate the purchase payments to the other accounts you selected for your DCA transfers or in any other manner you specify.

We can modify the terms or discontinue the Special DCA program at any time. Any modifications will not affect any purchase payments that are already in a Special DCA account. For more information on the Special DCA program, contact your sales representative.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your contract value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the GPAs or the one-year fixed account. There is no charge for asset rebalancing. The contract value must be at least $2,000.


You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. If you are also participating in the Special DCA program and you change your subaccount asset allocation for the asset-rebalancing program, we will change your subaccount asset allocation under the Special DCA program to match. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

TRANSFERRING BETWEEN ACCOUNTS

You may transfer contract value from any one subaccount, the GPAs or the one-year fixed account, to another subaccount before annuity payouts begin. (Certain restrictions apply to transfers involving the GPAs and the one-year fixed account.) We will process your transfer on the valuation date we receive your request. We will value your transfer at the next accumulation unit value calculated after we receive your request. There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to a MVA if done more than 30 days before the end of the Guarantee Period unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.


We may suspend or modify transfer privileges at any time. Excessive trading activity can disrupt fund management strategy and increase expenses, which are borne by all contract owners who made allocations to the fund regardless of their transfer activity. We may apply modifications or restrictions in any reasonable manner to prevent transfers we believe will disadvantage other contract owners. These modifications could include, but not be limited to:

o   requiring a minimum time period between each transfer;
o not accepting transfer requests of an agent acting under power of attorney on behalf of more than one contract owner; or
o limiting the dollar amount that a contract owner may transfer at any one time.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

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39 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Transfer policies

o Before annuity payouts begin, you may transfer contract values between the subaccounts, or from the subaccounts to the GPAs and the one-year fixed account at any time. However, if you made a transfer from the one-year fixed account to the subaccounts or the GPAs, you may not make a transfer from any subaccount or GPA back to the one-year fixed account for six months following that transfer.

o You may transfer contract values from the one-year fixed account to the subaccounts or the GPAs once a year on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up at any time for certain transfer periods subject to certain minimums). Transfers from the one-year fixed account are not subject to a MVA.
o You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the Guarantee Period will receive a MVA*, which may result in a gain or loss of contract value.
o If we receive your request on or within 30 days before or after the contract anniversary date, the transfer from the one-year fixed account to the subaccounts or the GPAs will be effective on the valuation date we receive it.
o We will not accept requests for transfers from the one-year fixed account at any other time.
o Once annuity payouts begin, you may not make transfers to or from the one-year fixed account, but you may make transfers once per contract year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.
o   Once annuity payouts begin, you may not make any transfers to the GPAs.

* Unless the transfer is an automated transfer from the two-year GPA as part of a dollar-cost averaging program or an Interest Sweep strategy.

HOW TO REQUEST A TRANSFER OR WITHDRAWAL
1 By letter:

Send your name, contract number, Social Security Number or Taxpayer Identification Number and signed request for a transfer or withdrawal to:

American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, MN 55474

Minimum amount
Transfers or withdrawals:  $500 or entire account balance

Maximum amount
Transfers or withdrawals:  Contract value or entire account balance

2 By automated transfers and automated partial withdrawals:


Your sales representative can help you set up automated transfers or partial withdrawals among your subaccounts, GPAs or the one-year fixed account.


You can start or stop this service by written request or other method acceptable to us.

You must allow 30 days for us to change any instructions that are currently in place.

o Automated transfers from the one-year fixed account to any one of the subaccounts may not exceed an amount that, if continued, would deplete the one-year fixed account within 12 months.
o Automated withdrawals may be restricted by applicable law under some contracts.
o You may not make additional purchase payments if automated partial withdrawals are in effect.
o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.

Minimum amount
Transfers or withdrawals:  $100 monthly; $250 quarterly, semiannually or annually

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40 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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3 By phone:
Call between 8 a.m. and 7 p.m. Central time:
(800) 333-3437

Minimum amount
Transfers or withdrawals:  $500 or entire account balance

Maximum amount
Transfers:                 Contract value or entire account balance
Withdrawals:               $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. We will not allow a telephone withdrawal within 30 days of a phoned-in address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.

Withdrawals


You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. We will process your withdrawal request on the valuation date we receive it. For full withdrawals, we will compute the value of your contract at the next accumulation unit value calculated after we receive your request. We may ask you to return the contract. You may have to pay withdrawal charges if you selected contract Option L (see "Charges -- Withdrawal Charge"). Additionally, IRS taxes and penalties may apply (see "Taxes"). You cannot make withdrawals after annuity payouts begin except under Plan E (see "The Annuity Payout Period -- Annuity Payout Plans").


WITHDRAWAL POLICIES

If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts, GPAs and/or the one-year fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise. After executing a partial withdrawal, the value in each subaccount, GPA and one-year fixed account must be either zero or at least $50.


RECEIVING PAYMENT
By regular or express mail:

o   payable to owner;
o   mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

    -- the withdrawal amount includes a purchase payment check that has not cleared;
    -- the NYSE is closed, except for normal holiday and weekend closings; -- trading on the NYSE is restricted, according to SEC rules;
    -- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or -- the SEC permits us to delay payment for the protection of security holders.

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41 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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TSA -- Special Withdrawal Provisions

PARTICIPANTS IN TAX-SHELTERED ANNUITIES
The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:

    -- you are at least age 59 1/2;
    -- you are disabled as defined in the Code;
    -- you have been severed from the employment of the employer who purchased the contract; or
    -- the distribution is because of your death.

o If you encounter a financial hardship (as defined by the Code), you may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.
o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").
o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

Changing Ownership

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the contract may be transferred to the annuitant.


Please consider carefully whether or not you wish to change ownership of your annuity contract. If you elected any optional contract features or riders, the new owner and annuitant will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract. Additionally, the Benefit Protector Plus(SM) Death Benefit Rider will terminate if you change ownership because the rider is only available on contracts purchased through an exchange or transfer.


Benefits in Case of Death

There are three death benefit options under your contract:

o   Option A -- Return of Purchase Payment Death Benefit;
o   Option B -- Maximum Anniversary Value Death Benefit; and
o   Option C -- Enhanced Death Benefit Rider.

If either you or the annuitant are 80 or older at contract issue, death benefit Option A will apply. If both you and the annuitant 79 or younger at contract issue, you can elect either death benefit Option A, Option B or Option C (if its available in your state) on your application. If you select the GMIB you must select death benefit Option C. Once you elect an option, you cannot change it. We show the option that applies in your contract. The combination of the contract and death benefit option you select determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges -- Mortality and Expense Risk Fee.")

Under all options, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. We will base the benefit paid on the death benefit coverage you select when you purchase the contract. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant.

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42 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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OPTION A -- RETURN OF PURCHASE PAYMENT DEATH BENEFIT
Death benefit Option A is intended to help protect your beneficiaries financially in that they will never receive less than your purchase payments adjusted for withdrawals. If you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greater of:

1.  contract value; or
2.  total purchase payments minus adjusted partial withdrawals.

                                                                      PW x DB
Adjusted partial withdrawals for death benefit Option A or Option B = -------
                                                                        CV


     PW = the partial withdrawal including any applicable MVA or withdrawal charge (contract Option L only).

     DB = the death benefit on the date of (but prior to) the partial withdrawal.
     CV = contract value on the date of (but prior to) the partial withdrawal.

Example:

o   You purchase the contract with a payment of $20,000 on Jan. 1, 2002.
o   On Jan. 1, 2003 you make an additional purchase payment of $5,000.
o On March 1, 2003 the contract value falls to $22,000 and you take a $1,500 partial withdrawal.
o   On March 1, 2004 the contract value grows to $23,000.

We calculate the Option A death benefit on March 1, 2004 as follows:

Contract value at death:                                              $23,000.00
                                                                      ==========
Purchase payments minus adjusted partial withdrawals:
     Total purchase payments:                                         $25,000.00
     minus adjusted partial withdrawals calculated as:

      1,500 x 25,000
      -------------- =                                                 -1,704.54
         22,000                                                         --------

     for a death benefit of:                                          $23,295.45
                                                                      ==========

Option A death benefit, calculated as the greatest of
these two values:                                                     $23,295.45

OPTION B -- MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT
Death benefit Option B is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. Death benefit Option B does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your sales representative whether or not death benefit Option B is appropriate for your situation.

If both you and the annuitant are age 79 or younger at contract issue, you may choose to add death benefit Option B to your contract.

Death benefit Option B provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of the following:

1.  contract value;
2.  total purchase payments minus adjusted partial withdrawals; or
3. the maximum anniversary value on the anniversary immediately preceding the date of death plus any payments since that anniversary minus adjusted partial withdrawals since that anniversary.


Maximum anniversary value (MAV): We calculate the MAV on each contract anniversary through age 80. There is no MAV prior to the first contract anniversary. On the first contract anniversary we set the MAV equal to the greater of: (a) your current contract value, or (b) total purchase payments minus adjusted partial withdrawals. Every contract anniversary after that, through age 80, we compare the previous anniversary's MAV (plus any payments since that anniversary minus adjusted partial withdrawals since that anniversary) to the current contract value and we reset the MAV if the current contract value is higher. We stop resetting the MAV after you or the annuitant reach age 81. However, we continue to add subsequent purchase payments and subtract adjusted partial withdrawals from the MAV.


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43 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Example:

o   You purchase the contract with a payment of $20,000 on Jan. 1, 2002.
o On Jan. 1, 2003 (the first contract anniversary) the contract value grows to $29,000.
o On March 1, 2003 the contract value falls to $22,000, at which point you take a $1,500 partial withdrawal, leaving a contract value of $20,500.

We calculate death benefit Option B on March 1, 2003 as follows:

Contract value at death:                                              $20,500.00
                                                                      ==========

Purchase payments minus adjusted partial withdrawals:
     Total purchase payments                                          $20,000.00
     minus adjusted partial withdrawals, calculated as:

      $1,500 x $20,000
      ---------------- =                                               -1,363.64
         $22,000                                                       ---------

     for a return of purchase payment death benefit of:               $18,636.36
                                                                      ==========

The MAV on the anniversary immediately preceding the date of death plus any purchase payments made since that anniversary minus adjusted partial withdrawals made since that anniversary:

     The MAV on the immediately preceding anniversary:                $29,000.00

     plus purchase payments made since that anniversary:                   +0.00

     minus adjusted partial withdrawals made since that anniversary, calculated as:

      $1,500 x $29,000
      ---------------- =                                               -1,977.27
         $22,000                                                       ---------

     for a MAV death benefit of:                                      $27,022.73
                                                                      ==========

The Option B death benefit, calculated as the greatest of
these three values, which is the MAV:                                 $27,022.73

OPTION C -- ENHANCED DEATH BENEFIT RIDER
Death benefit Option C is intended to help protect your beneficiaries financially while your investments have the opportunity to grow. Death benefit Option C does not provide any additional benefit before the first contract anniversary and it may not be appropriate for issue ages 75 to 79 because the benefit values may be limited after age 81. Be sure to discuss with your sales representative whether or not death benefit Option C is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 79 or younger at contract issue, you may choose to add death benefit Option C to you contract. If you select the GMIB you must select death benefit Option C.

Death benefit Option C provides that if you or the annuitant die before annuity payouts begin while this contract is in force, we will pay the beneficiary the greatest of:

1.  contract value;
2.  total purchase payments minus adjusted partial withdrawals;
3. the maximum anniversary value on the anniversary immediately preceding the date of death plus any payments since that anniversary minus adjusted partial withdrawals since that anniversary; or
4.  the 5% rising floor.


5% rising floor: This is the sum of the value of your GPAs, the one-year fixed account and the variable account floor. We calculate the variable account floor on each contract anniversary through age 80. There is no variable account floor prior to the first contract anniversary. On the first contract anniversary, we set the variable account floor equal to:


o   the initial purchase payments allocated to the subaccounts increased by 5%,
o   plus any subsequent amounts allocated to the subaccounts, and
o   minus adjusted transfers or partial withdrawals from the subaccounts.

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44 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Every contract anniversary after that, through age 80, we reset the variable account floor by accumulating the prior anniversary's variable account floor at 5% plus any subsequent amounts allocated to the subaccounts minus adjusted transfers or partial withdrawals from the subaccounts. We stop resetting the variable account floor after you or the annuitant reach age 81. However, we continue to add subsequent amounts you allocate to the subaccounts and subtract adjusted transfers or partial withdrawals from the subaccounts.

                                                            PWT x VAF
5% rising floor adjusted transfers or partial withdrawals = ---------
                                                                SV


       PWT = the amount transferred from the subaccounts or the amount of the partial withdrawal (including any applicable withdrawal charge for contract Option L) from the subaccounts.

       VAF = variable account floor on the date of (but prior to) the transfer or partial withdrawal.
       SV = value of the subaccounts on the date of (but prior to) the transfer or partial withdrawal.

Example:

o You purchase the contract with a payment of $25,000 on Jan. 1, 2002 with $5,000 allocated to the one-year fixed account and $20,000 allocated to the subaccounts.
o On Jan. 1, 2003 (the first contract anniversary), the one-year fixed account value is $5,200 and the subaccount value is $17,000. Total contract value is $23, 200.
o On March 1, 2003, the one-year fixed account value is $5,300 and the subaccount value is $19,000. Total contract value is $24,300. You take a $1,500 partial withdrawal all from the subaccounts, leaving the contract value at $22,800.

The death benefit on March 1, 2003 is calculated as follows:

Contract value at death:                                              $22,800.00
                                                                      ==========
Purchase payments minus adjusted partial withdrawals:
     Total purchase payments:                                         $25,000.00
     minus adjusted partial withdrawals, calculated as:

      $1,500 x $25,000
      ---------------- =                                               -1,543.21
         $24,300                                                       ---------

     for a return of purchase payment death benefit of:               $23,456.79
                                                                      ==========

The MAV on the anniversary immediately preceding the date of death plus any purchase payments made since that anniversary minus adjusted partial withdrawals made since that anniversary:

     The MAV on the immediately preceding anniversary:                $25,000.00

     plus purchase payments made since that anniversary:                   +0.00

     minus adjusted partial withdrawals made since that anniversary, calculated as:

      $1,500 x $25,000
      ---------------- =                                               -1,543.21
         $24,300                                                       ---------

     for a MAV death benefit of:                                      $23,456.79
                                                                      ==========
The 5% rising floor:

     The variable account floor on Jan. 1, 2002,
       calculated as: 1.05 x $20,000 =                                $21,000.00

     plus amounts allocated to the subaccounts since that anniversary:     +0.00

     minus the 5% rising floor adjusted partial withdrawal from the subaccounts, calculated as:

      $1,500 x $21,000
      ---------------- =                                              -$1,657.89
         $19,000                                                      ----------

     variable account floor benefit:                                  $19,342.11

     plus the one-year fixed account value:                            +5,300.00
                                                                        --------

     5% rising floor (value of the GPAs, one-year fixed account
       and the variable account floor):                               $24,642.11
                                                                      ==========


Option C death benefit, calculated as the greatest of these
three values, which is the 5% rising floor:                           $24,642.11

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45 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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IF YOU DIE BEFORE YOUR RETIREMENT DATE
When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

Nonqualified annuities
If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force. There will be no withdrawal charges on contract Option L from that point forward unless additional purchase payments are made. The GMIB (see "Optional Benefits") and Benefit Protector Plus riders, if selected, will terminate. If you elected any other optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract.


If your beneficiary is not your spouse, we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and
o payouts begin no later than one year after your death, or other date as permitted by the Code; and
o the payout period does not extend beyond the beneficiary's life or life expectancy.


Qualified annuities
The IRS has issued proposed regulations to take effect Jan. 1, 2002 which may affect distributions from your qualified annuity. Contact your tax advisor if you have any questions as to the impact of the new proposed rules on your situation.

o Spouse beneficiary: If you have not elected an annuity payout plan, and if your spouse is the sole beneficiary, your spouse may elect to receive payouts, or elect to treat the contract as his/her own. If your spouse elects a payout option, the payouts must begin no later than the year in which the annuitant would have reached age 70-1/2. If the annuitant attained age 70-1/2 at the time of death, payouts must begin no later than Dec. 31 of the year following the year of the annuitant's death.

    Your spouse may elect to assume ownership of the contract at any time. If your spouse elects to assume ownership of the contract, the contract value will be equal to the death benefit that would otherwise have been paid. There will be no withdrawal charges on the contract from that point forward unless additional purchase payments are made. The GMIB (see "Optional Benefits") and the Benefit Protector Plus riders, if selected, will terminate. If you elected any other optional contract features or riders, your spouse and the new annuitant (if applicable) will be subject to all limitations and/or restrictions of those features or riders just as if they were purchasing a new contract.

o Non-spouse beneficiary: If you have not elected an annuity payout plan, and if death occurs prior to the year the annuitant would have attained age 70-1/2, the beneficiary may elect to receive payouts from the contract over a five year period. If the annuitant's death occurs after attaining age 70-1/2, we will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under any annuity payout plan available under this contract if:

    o the beneficiary asks us in writing within 60 days after we receive proof of death; and

    o  payouts begin no later than one year following the year of your death;
       and

    o the payout period does not extend beyond the beneficiary's life or life expectancy.

o Annuity payout plan: If you elect an annuity payout plan, the payouts to your beneficiary will continue pursuant to the annuity payout plan you elect.


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46 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Optional Benefits

BENEFIT PROTECTOR(SM) DEATH BENEFIT RIDER (BENEFIT PROTECTOR)
The Benefit Protector is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary. Be sure to discuss with your sales representative whether or not the Benefit Protector is appropriate for your situation.

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector to your contract. Generally, you must elect the Benefit Protector at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is only available under a nonqualified annuity contract. You may not select this rider if you select the Benefit Protector Plus or death benefit Option C. We reserve the right to discontinue offering the Benefit Protector for new contracts.

In some instances the rider effective date for the Benefit Protector may be after we issue the contract according to terms determined by us and at our sole discretion.

The Benefit Protector provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o   the applicable death benefit (see "Benefits in Case of Death),

PLUS

o 40% of your earnings at death if you and the annuitant were under age 70 on the rider effective date, up to a maximum of 100% of purchase payments not previously withdrawn that are one or more years old; or
o 15% of your earnings at death if you or the annuitant were 70 or older on the rider effective date, up to a maximum of 37.5% of purchase payments not previously withdrawn that are one or more years old.

Earnings at death: for purposes of the Benefit Protector and Benefit Protector Plus riders, this is an amount equal to the applicable death benefit minus purchase payments not previously withdrawn. The earnings at death may not be less than zero and may not be more than 250% of the purchase payments not previously withdrawn that are one or more years old.

Terminating the Benefit Protector:

o   You may terminate the rider within 30 days of the first rider anniversary.
o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.
o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.


Example of the Benefit Protector:

o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and you and the annuitant are under age 70. You select an Option L contract with death benefit Option B.

o On July 1, 2002 the contract value grows to $105,000. The death benefit under Option B on July 1, 2002 equals the contract value. You have not reached the first contract anniversary so the Benefit Protector does not provide any additional benefit at this time.

o On Jan. 1, 2003 the contract value grows to $110,000. The death benefit on Jan. 1, 2003 equals:

     death benefit Option B (contract value):                           $110,000

     plus the Benefit Protector benefit which equals 40% of earnings at death (death benefit Option B minus payments not
       previously withdrawn):
       0.40 x ($110,000 - $100,000) =                                     +4,000
                                                                          ------

     Total death benefit of:                                            $114,000

o On Jan. 1, 2004 the contract value falls to $105,000. The death benefit on Jan. 1, 2004 equals:

     death benefit Option B (MAV):                                      $110,000

     plus the Benefit Protector benefit (40% of earnings at death):
       0.40 x ($110,000 - $100,000) =                                     +4,000
                                                                          ------

     Total death benefit of:                                            $114,000


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47 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


o On Feb. 1, 2004 the contract value remains at $105, 000 and you request a partial withdrawal, including the applicable 7% withdrawal charge for contract Option L, of $50,000. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to a 7% withdrawal charge because your contract is in its third year, so we will withdraw $39,500 ($36,735 + $2,765 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,235. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2004 equals:

     death benefit Option B (MAV adjusted for partial withdrawals):      $57,619

     plus the Benefit Protector benefit (40% of earnings at death):
       0.40 x ($57,619 - $55,000) =                                       +1,048
                                                                          ------

     Total death benefit of:                                             $58,667

o On Jan. 1, 2005 the contract value falls to $40,000. The death benefit on Jan. 1, 2004 equals the death benefit on Feb. 1, 2004. The reduction in contract value has no effect.

o On Jan. 1, 2011 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. The death benefit on Jan. 1, 2011 equals:

     death benefit Option B (contract value):                           $200,000

     plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
       previously withdrawn that are one or more years old)              +55,000
                                                                         -------

     Total death benefit of:                                            $255,000

o On July 1, 2011 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector value. The death benefit on July 1, 2011 equals:

     death benefit Option B (contract value):                           $250,000

     plus the Benefit Protector benefit (40% of earnings at death, up to a maximum of 100% of purchase payments not
       previously withdrawn that are one or more years old)              +55,000
                                                                         -------

     Total death benefit of:                                            $305,000

o On July 1, 2012 the contract value remains $250,000 and the "new" purchase payment is one year old and the value of the Benefit Protector changes. The death benefit on July 1, 2012 equals:

     death benefit Option B (contract value):                           $250,000

     plus the Benefit Protector benefit which equals 40% of earnings at death (death benefit Option B minus payments not
       previously withdrawn):
       0.40 x ($250,000 - $105,000) =                                    +58,000
                                                                         -------

     Total death benefit of:                                            $308,000

If your spouse is the sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner. Your spouse and the new annuitant will be subject to all the limitations and restrictions of the rider just as if they were purchasing a new contract. If your spouse and the new annuitant do not qualify for the rider on the basis of age we will terminate the rider. If they do qualify for the rider on the basis of age we will set the contract value equal to the death benefit that would otherwise have been paid and we will substitute this new contract value on the date of death for "purchase payments not previously withdrawn" used in calculating earnings at death. Your spouse also has the option of discontinuing the Benefit Protector Death Benefit Rider within 30 days of the date of death.


NOTE: For special tax considerations associated with the Benefit Protector, see "Taxes."

BENEFIT PROTECTOR(SM) PLUS DEATH BENEFIT RIDER (BENEFIT PROTECTOR PLUS)
The Benefit Protector Plus is intended to provide an additional benefit to your beneficiary to help offset expenses after your death such as funeral expenses or federal and state taxes. This is an optional benefit that you may select for an additional annual charge (see "Charges"). The Benefit Protector Plus provides reduced benefits if you or the annuitant are 70 or older at the rider effective date and it does not provide any additional benefit before the first rider anniversary and it does not provide any benefit beyond what is offered under the Benefit Protector rider during the second rider year. Be sure to discuss with your sales representative whether or not the Benefit Protector Plus is appropriate for your situation.

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48 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

If this rider is available in your state and both you and the annuitant are 75 or younger at contract issue, you may choose to add the Benefit Protector Plus to you contract. You must elect the Benefit Protector Plus at the time you purchase your contract and your rider effective date will be the contract issue date. This rider is only available under nonqualified annuities purchased through a transfer or exchange. You may not select this rider if you select the Benefit Protector or death benefit Option C. We reserve the right to discontinue offering the Benefit Protector Plus for new contracts.

The Benefit Protector Plus provides that if you or the annuitant die after the first contract anniversary, but before annuity payouts begin, and while this contract is in force, we will pay the beneficiary:

o   the benefits payable under the Benefit Protector described above,

PLUS

o a percentage of purchase payments made within 60 days of contract issue not previously withdrawn as follows:

                         Percentage if you and the annuitant are              Percentage if you or the annuitant are
Contract year           under age 70 on the rider effective date              70 or older on the rider effective date
One and Two                               0%                                                      0%
Three and Four                           10%                                                   3.75%
Five or more                             20%                                                    7.5%

Another way to describe the benefits payable under the Benefit Protector Plus rider is as follows:

o   the standard death benefit (see "Benefits in Case of Death") PLUS

                      If you and the annuitant are under                     If you or the annuitant are age 70
Contract year         age 70 on the rider effective date, add...             or older on the rider effective date, add...
One                   Zero                                                   Zero
Two                   40% x earnings at death (see above)                    15% x earnings at death
Three & Four          40% x (earnings at death + 25%                         15% x (earnings at death + 25%
                      of initial purchase payment*)                          of initial purchase payment*)
Five or more          40% x (earnings at death + 50%                         15% x (earnings at death + 50%
                      of initial purchase payment*)                          of initial purchase payment*)

* Initial purchase payments are payments made within 60 days of contract issue not previously withdrawn.

Terminating the Benefit Protector Plus:

o   You may terminate the rider within 30 days of the first rider anniversary.
o You may terminate the rider within 30 days of any rider anniversary beginning with the seventh rider anniversary.
o The rider will terminate when you make a full withdrawal from the contract or when annuity payouts begin.


Example of the Benefit Protector Plus:

o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and you and the annuitant are under age 70. You select an Option L contract with death benefit Option B.

o On July 1, 2002 the contract value grows to $105,000. The death benefit under Option B on July 1, 2002 equals the contract value. You have not reached the first contract anniversary so the Benefit Protector Plus does not provide any additional benefit at this time.

o On Jan. 1, 2003 the contract value grows to $110,000. You have not reached the second contract anniversary so the Benefit Protector Plus does not provide any benefit beyond what is provided by the Benefit Protector at this time. The death benefit on Jan. 1, 2003 equals:

     death benefit Option B (contract value):                           $110,000

     plus the Benefit Protector Plus benefit which equals 40%
       of earnings at death (death benefit Option B minus
       payments not previously withdrawn):
       0.40 x ($110,000 - $100,000) =                                     +4,000
                                                                          ------

     Total death benefit of:                                            $114,000

o On Jan. 1, 2004 the contract value falls to $105,000. The death benefit on Jan. 1, 2004 equals:

     death benefit Option B (MAV):                                      $110,000

     plus the Benefit Protector Plus benefit which equals 40%
       of earnings at death:
       0.40 x ($110,000 - $100,000) =                                     +4,000

     plus 10% of purchase payments made within 60 days of contract
       issue and not previously withdrawn: 0.10 x $100,000 =             +10,000
                                                                         -------

     Total death benefit of:                                            $124,000


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49 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


o On Feb. 1, 2004 the contract value remains at $105, 000 and you request a partial withdrawal, including the applicable 7% withdrawal charge for contract Option L, of $50,000. We will withdraw $10,500 from your contract value free of charge (10% of your prior anniversary's contract value). The remainder of the withdrawal is subject to a 7% withdrawal charge because your contract is in its third year, so we will withdraw $39,500 ($36,735 + $2,765 in withdrawal charges) from your contract value. Altogether, we will withdraw $50,000 and pay you $47,235. We calculate purchase payments not previously withdrawn as $100,000 - $45,000 = $55,000 (remember that $5,000 of the partial withdrawal is contract earnings). The death benefit on Feb. 1, 2004 equals:

     death benefit Option B (MAV adjusted for partial withdrawals):      $57,619

     plus the Benefit Protector Plus benefit which equals 40%
       of earnings at death:
       0.40 x ($57,619 - $55,000) =                                       +1,048

     plus 10% of purchase payments made within 60 days of contract
       issue and not previously withdrawn: 0.10 x $55,000 =               +5,500
                                                                          ------

     Total death benefit of:                                             $64,167

o On Jan. 1, 2005 the contract value falls to $40,000. The death benefit on Jan. 1, 2004 equals the death benefit on Feb. 1, 2004. The reduction in contract value has no effect.

o On Jan. 1, 2011 the contract value grows to a new high of $200,000. Earnings at death reaches its maximum of 250% of purchase payments not previously withdrawn that are one or more years old. Because we are beyond the fourth contract anniversary the Benefit Protector Plus also reaches its maximum of 20%. The death benefit on Jan. 1, 2011 equals:

     death benefit Option B (contract value):                           $200,000


     plus the Benefit Protector Plus benefit which equals 40%
       of earnings at death, up to a maximum of 100% of
       purchase payments not previously withdrawn that are
       one or more years old                                             +55,000

     plus 20% of purchase payments made within 60 days of
       contract issue and not previously withdrawn: 0.20 x $55,000 =     +11,000
                                                                         -------

     Total death benefit of:                                            $266,000

o On July 1, 2011 you make an additional purchase payment of $50,000. Your new contract value is now $250,000. The new purchase payment is less than one year old and so it has no effect on the Benefit Protector Plus value. The death benefit on July 1, 2011 equals:


     death benefit Option B (contract value):                           $250,000


     plus the Benefit Protector Plus benefit which equals 40%
       of earnings at death, up to a maximum of 100% of
       purchase payments not previously withdrawn that are
       one or more years old                                             +55,000

     plus 20% of purchase payments made within 60 days of
       contract issue and not previously withdrawn: 0.20 x $55,000 =     +11,000
                                                                         -------

     Total death benefit of:                                            $316,000


o On July 1, 2012 the contract value remains $250,000 and the "new" purchase payment is one year old. The value of the Benefit Protector Plus remains constant. The death benefit on July 1, 2012 equals:


     death benefit Option B (contract value):                           $250,000


     plus the Benefit Protector Plus benefit which equals 40%
       of earnings at death (death benefit Option B minus
       payments not previously withdrawn):
       0.40 x ($250,000 - $105,000) =                                    +58,000

     plus 20% of purchase payments made within 60 days of
       contract issue and not previously withdrawn: 0.20 x $55,000 =     +11,000
                                                                         -------


     Total death benefit of:                                            $319,000

If your spouse is sole beneficiary and you die before the retirement date, your spouse may keep the contract as owner with the contract value equal to the death benefit that would otherwise have been paid. We will then terminate the Benefit Protector Plus and substitute the applicable death benefit (see "Benefits in Case of Death").

NOTE: For special tax considerations associated with the Benefit Protector Plus, see "Taxes."

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50 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

GUARANTEED MINIMUM INCOME BENEFIT RIDER (GMIB)
The GMIB is intended to provide you with a guaranteed minimum lifetime income regardless of the volatility inherent in the investments in the subaccounts. If the annuitant is between age 70 and age 75 at contract issue, you should consider whether the GMIB is appropriate for your situation because:

o   you must hold the GMIB for 10 years*,
o   the GMIB terminates after the annuitant's 86th birthday,
o   you can only exercise the GMIB within 30 days after a contract anniversary*,
o the MAV and the 5% rising floor values we use in the GMIB benefit base to calculate annuity payouts under the GMIB are limited after age 81, and
o   there are additional costs associated with the rider.

Be sure to discuss whether or not the GMIB is appropriate for your situation with your sales representative.

* Unless the annuitant qualifies for a contingent event (see "Charges -- Contingent events").

If this rider is available in your state and the annuitant is 75 or younger at contract issue, you may choose to add this benefit to your contract for an additional annual charge which we describe below. You must elect the GMIB along with death benefit Option C at the time you purchase your contract and your rider effective date will be the contract issue date.

In some instances we may allow you to add the GMIB to your contract at a later date if it was not available when you initially purchased your contract. In these instances, we would add the GMIB at the next contract anniversary and this would become the rider effective date. For purposes of calculating the GMIB benefit base under these circumstances, we consider the contract value on the rider effective date to be the initial purchase payment; we disregard all previous purchase payments, transfers and withdrawals in the GMIB calculations.


Investment selection under the GMIB: You may allocate your purchase payments or transfers to any of the subaccounts, GPAs or the one-year fixed account. However, we reserve the right to limit the amount you allocate to subaccounts investing in the AXP(R) Variable Portfolio - Cash Management Fund to 10% of the total amount in the subaccounts. If we are required to activate this restriction, and you have more than 10% of your subaccount value in this fund, we will send you a notice and ask that you reallocate your contract value so that the 10% limitation is satisfied within 60 days. We will terminate the GMIB if you have not satisfied the limitation after 60 days.


Exercising the GMIB:


o you may only exercise the GMIB within 30 days after any contract anniversary following the expiration of a ten-year waiting period from the rider effective date. However, there is an exception if at any time the annuitant experiences a "contingent event" (disability, terminal illness or confinement to a nursing home or hospital, see "Charges -- Contingent events" for more details.)

o   the annuitant on the retirement date must be between 50 and 86 years old.
o you can only take an annuity payout under one of the following annuity payout plans:

    -- Plan A - Life Annuity -- no refund
    -- Plan B - Life Annuity with ten years certain
    -- Plan D - Joint and last survivor life annuity -- no refund

o   you may change the annuitant for the payouts.

If you exercise the GMIB under a contingent event, you can take up to 50% of the benefit base in cash. You can use the balance of the GMIB benefit base (described below) for annuity payouts calculated using the guaranteed annuity purchase rates under any one of the payout plans listed above as long as the annuitant is between 50 and 86 years old on the retirement date.

The GMIB guarantees a minimum amount of fixed annuity lifetime income or a minimum first year variable annuity payout. We calculate fixed annuity payouts and first year variable annuity payouts using the guaranteed annuity purchase rates stated in Table B of the contract. After the first year, lifetime income variable annuity payouts will depend on the investment performance of the subaccounts you select. The payouts will be higher if your investment performance is greater than a 5% annual return and lower if investment performance is less than a 5% annual return.

The GMIB benchmarks the contract growth at each anniversary against several comparison values and sets the GMIB benefit base (described below) equal to the largest value. The GMIB benefit base, less any applicable premium tax, is the value we apply to the guaranteed annuity purchase rates stated in Table B of the contract to calculate the minimum annuity payouts you will receive if you exercise the GMIB. If the GMIB benefit base is greater than the contract value, the GMIB may provide a higher annuity payout level than is otherwise available. However, the GMIB uses guaranteed annuity purchase rates that may be more conservative than the annuity purchase rates that we will apply at annuitization under the standard contract provisions. Therefore, the level of income provided by the GMIB may be less than the income the contract otherwise provides. If the annuity payouts through the standard contract provisions are more favorable than the payouts available through the GMIB, you may elect the higher standard payout option. The GMIB does not create contract value or guarantee the performance of any investment option.

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51 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

GMIB benefit base: If the GMIB is effective at contract issue, the GMIB benefit base is the greatest of:

1.  total purchase payments minus adjusted partial withdrawals;
2.  contract value;
3. the MAV at the last contract anniversary plus any payments made since that anniversary minus adjusted partial withdrawals since that anniversary; or
4.  the 5% rising floor.

Keep in mind that the MAV and the 5% rising floor values are limited after age
81.

We reserve the right to exclude from the GMIB benefit base any purchase payments you make in the five years before you exercise the GMIB. We would do so only if such payments total $50,000 or more or if they are 25% or more of total contract payments. If we exercise this right, we:

o subtract each payment adjusted for market value from the contract value and the MAV.

o subtract each payment from the 5% rising floor. We adjust the payments made to the GPAs and the one-year fixed account for market value. We increase payments allocated to the subaccounts by 5% for the number of full contract years they have been in the contract before we subtract them from the 5% rising floor.

For each payment, we calculate the market value adjustment to the contract value, MAV, the GPAs and the one-year fixed account value of the 5% rising floor as:


         PMT x CVG
         ---------
            ECV

     PMT = each purchase payment made in the five years before you exercise the GMIB.
     CVG = current contract value at the time you exercise the GMIB.
     ECV = the estimated contract value on the anniversary prior to the payment in question. We assume that all payments and partial withdrawals occur at the beginning of a contract year.

For each payment, we calculate the 5% increase of payments allocated to the subaccounts as:

  PMT x (1.05)(to the power of CY)

     CY = the full number of contract years the payment has been in the contract.

Terminating the GMIB:

o You may terminate the rider within 30 days after the first and fifth rider anniversaries.
o   You may terminate the rider any time after the tenth rider anniversary.
o   The rider will terminate on the date:

    -- you make a full withdrawal from the contract;
    -- a death benefit is payable; or
    -- you choose to begin taking annuity payouts under the regular contract provisions.

o The rider will terminate on the contract anniversary after the annuitant's 86th birthday.

Example:

o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and you allocate all your purchase payments to the subaccounts.
o   There are no additional purchase payments and no partial withdrawals.
o Assume the annuitant is male and age 55 at contract issue. For the joint and last survivor option (annuity payout Plan D), the joint annuitant is female and age 55 at contract issue.

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52 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

Taking into account fluctuations in contract value due to market conditions, we calculate the GMIB benefit base as:

Contract                                                               GMIB
anniversary      Contract value        MAV       5% rising floor   benefit base
  1                 $107,000        $107,000         $105,000
  2                  125,000         125,000          110,250
  3                  132,000         132,000          115,763
  4                  150,000         150,000          121,551
  5                   85,000         150,000          127,628
  6                  120,000         150,000          134,010
  7                  138,000         150,000          140,710
  8                  152,000         152,000          147,746
  9                  139,000         152,000          155,133
 10                  126,000         152,000          162,889        $162,889
 11                  138,000         152,000          171,034         171,034
 12                  147,000         152,000          179,586         179,586
 13                  163,000         163,000          188,565         188,565
 14                  159,000         163,000          197,993         197,993
 15                  212,000         212,000          207,893         212,000

NOTE: The MAV and 5% rising floor values are limited after age 81. Additionally, the GMIB benefit base may increase if the contract value increases. However, you should keep in mind that you are always entitled to annuitize using the contract value without exercising the GMIB.

If you annuitize the contract within 30 days after a contract anniversary, the payout under a fixed annuity option (which is the same as the minimum payout for the first year under a variable annuity options) would be:

                                                                              Minimum Guaranteed Monthly Income
Contract                                               Plan A -             Plan B -               Plan D - joint and
anniversary               GMIB                      life annuity --     life annuity with          last survivor life
at exercise           Benefit Base                     no refund        ten years certain         annuity -- no refund
10              $162,889 (5% rising floor)           $  845.39             $  822.59                    $674.36
15               212,000 (MAV)                        1,259.28              1,199.92                     973.08

The payouts above are shown at guaranteed annuity rates stated in Table B of the contract. Payouts under the standard provisions of this contract will be based on our annuity rates in effect at annuitization and are guaranteed to be greater than or equal to the guaranteed annuity rates stated in Table B of the contract. The fixed annuity payout available under the standard provisions of this contract would be at least as great as shown below:

Contract                                               Plan A -             Plan B -               Plan D - joint and
anniversary                                         life annuity --     life annuity with          last survivor life
at exercise          Contract value                    no refund        ten years certain         annuity -- no refund
10                     $126,000                      $  653.94             $  636.30                    $521.64
15                      212,000                       1,259.28              1,199.92                     973.08

At the 15th contract anniversary you would not experience a benefit from the GMIB as the payout available to you is equal to or less than the payout available under the standard provisions of the contract.

Remember that after the first year, lifetime income payouts under a variable annuity payout option will depend on the investment performance of the subaccounts you select. The payouts will be higher if investment performance is greater than a 5% annual return and lower if investment performance is less than a 5% annual return.

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53 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

The GMIB fee: This fee currently costs 0.30% of the GMIB benefit base annually and it is taken in a lump sum from the contract value on each contract anniversary at the end of each contract year. If the contract is terminated or if annuity payouts begin, we will deduct the fee at that time adjusted for the number of calendar days coverage was in place. We cannot increase the GMIB fee after the rider effective date and it does not apply after annuity payouts begin. We can increase the GMIB fee on new contracts up to a maximum of 0.75%. We calculate the fee as follows:

  BB + AT - FAV

    BB = the GMIB benefit base.

    AT = adjusted transfers from the subaccounts to the GPAs or the one-year fixed account made in the six months before the contract anniversary calculated as:


         PT x VAT
         --------
           SVT


       PT = the amount transferred from the subaccounts to the GPAs or the one-year fixed account within six months of the contract anniversary

       VAT = variable account floor on the date of (but prior to) the transfer SVT = value of the subaccounts on the date of (but prior to) the transfer

   FAV = the value of your GPAs and the one-year fixed account.


The result of AT - FAV will never be greater than zero. This allows us to base the GMIB fee largely on the subaccounts.

Example:

o You purchase the contract with a payment of $100,000 on Jan. 1, 2002 and allocate all of your payment to the subaccounts.
o   You make no transfers or partial withdrawals.

Contract                                       GMIB fee                 Value on which we                 GMIB fee
anniversary          Contract value           percentage                base the GMIB fee              charged to you
1                      $ 80,000                 0.30%             5% rising floor = $100,000 x 1.05        $315
2                       150,000                 0.30%             Contract value = $150,000                 450
3                       102,000                 0.30%             MAV = $150,000                            450

The Annuity Payout Period

As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct any withdrawal charges under the payout plans listed below.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). You may reallocate this contract value to the one-year fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs are not available during this payout period.

Amounts of fixed and variable payouts depend on:

o   the annuity payout plan you select;
o   the annuitant's age and, in most cases, sex;
o   the annuity table in the contract; and
o   the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month.)

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of Your Contract -- Transfer policies."

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54 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

ANNUITY TABLES
The annuity tables in your contract show the amount of the monthly payout for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates.)

Table B shows the minimum amount of each fixed payout. Amounts in Table B are based on the guaranteed annual effective interest rate shown in your contract. We declare current payout rates that we use in determining the actual amount of your fixed payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.


Table A shows the amount of the first monthly variable payout assuming that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% Table A in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment rate and payouts will decrease if the return is below the assumed investment rate. Using Table A results in a higher initial payment, but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.


ANNUITY PAYOUT PLANS
You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are used to purchase the payout plan:

o Plan A - Life annuity -- no refund: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we have made only one monthly payout, we will not make any more payouts.
o Plan B - Life annuity with five, ten or 15 years certain: We make monthly payouts for a guaranteed payout period of five, ten or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.
o Plan C - Life annuity -- installment refund: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.
o Plan D - Joint and last survivor life annuity -- no refund: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

o Plan E - Payouts for a specified period: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the annuity payout period, you may make full and partial withdrawals. If you make a full withdrawal, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the initial payout. If the original contract was an Option L contract, the discount rate we use in the calculation will vary between 5.45% and 6.95% depending on the applicable assumed investment rate. If the original contract was an Option C contract, the discount rate we use in the calculation will vary between 5.65% and 7.15% depending on the applicable assumed investment rate. (See "Charges -- Withdrawal charge under Annuity Payout Plan E.") You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your withdrawal to the full discounted value. A 10% IRS penalty tax could apply if you take a withdrawal. (See "Taxes.")

Annuity Payout Plan Requirements for qualified annuities: If you purchased a qualified annuity, you have the responsibility for electing a payout plan that complies with your contract and with applicable law. The annuity payout plan options will meet certain IRS regulations governing required minimum distributions if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:


o in equal of substantially equal payments over a period not longer than the life of the annuitant or over the life of the annuitant and designated beneficiary; or
o in equal or substantially equal payments over a period not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and a designated beneficiary; or
o over a period certain not longer than the life expectancy of the annuitant or over the life expectancy of the annuitant and designated beneficiary.

If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you allocated to the one-year fixed account will provide fixed dollar payouts and contract values that you allocated among the subaccounts will provide variable annuity payouts.

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55 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

Death after annuity payouts begin: If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

Taxes


Generally, under current law, your contract has a tax-deferral feature. This means any increase in the value of the GPAs, the one-year fixed account and/or subaccounts in which you invest is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements.


Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

Qualified annuities: When you use your contract to fund a retirement plan that is already tax deferred under the Code, the contract will not provide any necessary or additional tax deferral for that retirement plan.


Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan or adoption agreement, or consult a tax advisor for more information about these distribution rules.

Annuity payouts under qualified annuities (except Roth IRAs): Under a qualified annuity, the entire payout generally is includable as ordinary income and is subject to tax except to the extent that contributions were made with non-deductible contributions or with after-tax dollars rolled from a retirement plan. If you or your employer invested in your contract with deductible or pre-tax dollars as part of a tax-deferred retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.

Withdrawals: If you withdraw part or all of your nonqualified contract before your annuity payouts begin, your withdrawal payment will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds your investment. You also may have to pay a 10% IRS penalty for withdrawals you make before reaching age 59-1/2 unless certain exceptions apply.


Death benefits to beneficiaries under nonqualified annuities: The death benefit under a contract is not tax exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments.

Death benefits to beneficiaries under qualified annuities: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he or she receives the payments. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

Special considerations if you select either the Benefit Protector or the Benefit Protector Plus Riders: As of the date of this prospectus, we believe that charges related to these riders are not subject to current taxation. Therefore, we will not report these charges as partial withdrawals from your contract. However, the IRS may determine that these charges should be treated as partial withdrawals subject to taxation to the extent of any gain as well as the 10% tax penalty for withdrawals before the age of 59-1/2, if applicable.

We reserve the right to report charges for these riders as partial withdrawals if we, as a withholding and reporting agent, believe that we are required to report them. In addition, we will report the benefits attributable to this rider on the death of you or annuitant as an annuity death benefit distribution, not as proceeds from life insurance.

Annuities owned by corporations, partnerships or trusts: For nonqualified annuities, any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax deferred.

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Penalties: If you receive amounts from your contract before reaching age 59-1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received:

o   because of your death;
o   because you become disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or
o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).


For qualified annuities under TSAs, other exceptions may apply if you withdraw your contract before your plan specifies that payouts can be made.


Withholding, generally: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.

Transfer of ownership of a nonqualified annuity: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer.


Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal. You may not collaterally assign or pledge your qualified contracts.


Important: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your contract.

Tax qualification: We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

Voting Rights

As a contract owner with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o   the reserve held in each subaccount for your contract; divided by
o   the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

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57 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Substitution of Investments

We may substitute the funds in which the subaccounts invest if:

o   laws or regulations change;
o   the existing funds become unavailable; or
o   in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute the funds currently listed in this prospectus for other funds.

We may also:

o   add new subaccounts;
o   combine any two or more subaccounts;
o   make additional subaccounts investing in additional funds;
o   transfer assets to and from the subaccounts or the variable account; and
o   eliminate or close any subaccounts.

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. We will notify you of any substitution or change.

About the Service Providers

PRINCIPAL UNDERWRITER
American Express Financial Advisors Inc. (AEFA) serves as the principal underwriter for the contract. Its offices are located at 70100 AXP Financial Center, Minneapolis, MN 55474. AEFA is a wholly-owned subsidiary of American Express Financial Corporation (AEFC) which is a wholly-owned subsidiary of American Express Company, a financial services company headquartered in New York City.

The contracts will be distributed by broker-dealers which have entered into distribution agreements with AEFA and American Enterprise Life.

ISSUER
American Enterprise Life issues the annuities. American Enterprise Life is a wholly-owned subsidiary of IDS Life, which is a wholly-owned subsidiary of AEFC.

American Enterprise Life is a stock life insurance company organized in 1981 under the laws of the state of Indiana. Its administrative offices are located at 829 AXP Financial Center, Minneapolis, MN 55474. Its statutory address is 100 Capitol Center South, 201 North Illinois Street, Indianapolis, IN 46204. American Enterprise Life conducts a conventional life insurance business.

American Enterprise Life pays cash compensation to the broker-dealers and insurance agencies who have entered into distribution agreements with American Enterprise Life and AEFA for the sale of contracts. This compensation will not result in any charge to contract owners or to the variable account in addition to the charges described in this prospectus. This cash compensation will not be more than 9.0% of the purchase payments it receives on the contracts. From time to time and in accordance with applicable laws and regulations we will pay or permit other promotional incentives, in cash or credit or other compensation.

LEGAL PROCEEDINGS

A number of lawsuits have been filed against life and health insurers in jurisdictions in which American Enterprise Life and its affiliates do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. IDS Life was a defendant in three class action lawsuits of this nature. American Enterprise Life was a named defendant in one of the suits, Richard W. and Elizabeth J. Thoresen v. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York, which was commenced in Minnesota state court on October 13, 1998. The action was brought by individuals who purchased an annuity in a qualified plan. The allegations alleged that the sales of annuities in tax-deferred contributory retirement plans (e.g., IRAs) is never appropriate. In January, 2000, AEFC reached an agreement in principle to settle the three class-action lawsuits described above. In August, 2000 another action entitled Lesa Benacquisto, Daniel Benacquisto, Richard Thoresen, Elizabeth Thoresen, Arnold Mork, Isabella Mork, Ronald Melchert and Susan Melchert v. American Express Financial Corporation, American Express Financial Advisors, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in the United States District Court for the District of Minnesota.


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In May, 2001 the District Court, Fourth Judicial District for the State of
Minnesota, County of Hennepin and the United States District Court for the District of Minnesota entered orders approving the settlement as tentatively reached in January, 2000. Appeals were filed in both federal and state appellate courts but subsequently dismissed by the parties filing the appeals. The orders approving the settlement were final as of September 24, 2001. Implementation of the settlement commenced October 15, 2001. The settlement as approved provides for release by class members of all insurance and annuity market conduct claims dating back to 1985. Some class members opted out of the settlement and therefore did not release their claims against American Enterprise Life. Some of these class members who opted out were represented by counsel and presented separate claims to American Enterprise Life. Most of their claims have been settled.


In the aggregate, the Company does not consider this litigation material.

Additional Information About American Enterprise Life

SELECTED FINANCIAL DATA
The following selected financial data for American Enterprise Life should be read in conjunction with the financial statements and notes.


                                         Nine months ended                                Years ended Dec. 31
(thousands)                        Sept. 30, 2001   Sept. 30, 2000     2000         1999          1998         1997         1996
Net investment income                $  202,290       $  228,873   $  299,759   $  322,746    $  340,219   $  332,268   $  271,719
Net (loss) gain on investments          (90,744)             387          469        6,565        (4,788)        (509)      (5,258)
Other                                    11,933            8,349       12,248        8,338         7,662        6,329        5,753
Total revenues                       $  123,479       $  237,609   $  312,476   $  337,649    $  343,093   $  338,088   $  272,214
(Loss) income before income taxes    $ (87,262)       $   31,899   $   38,452   $   50,662    $   36,421   $   44,958   $   35,735
Net (loss) income                    $ (56,878)       $   20,549   $   24,365   $   33,987    $   22,026   $   28,313   $   22,823
Total assets                         $4,891,196       $4,615,131   $4,652,221   $4,603,343    $4,885,621   $4,973,413   $4,425,837


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Nine Months Ended Sept. 30, 2001 Compared to Nine Months Ended Sept. 30, 2000:

American Enterprise Life's net loss was $57 million for the nine months ended September 30, 2001, compared to net income of $21 million for the nine months ended September 30, 2000. This decline primarily reflects a net loss on investments of $91 million and a $26 million decrease in net investment income.

Total investment contract deposits received increased to $673 million for the nine months ended September 30, 2001, compared to $498 million for the nine months ended September 30, 2000. This increase is primarily due to an increase in fixed annuity deposits received from sales.

Total revenues decreased to $123 million for the nine months ended September 30, 2001, compared to $238 million for nine months ended September 30, 2000. The decrease is primarily due to net losses on investments and decreases in net investment income. Net investment income, the largest component of revenues, decreased 12% from the same period of the prior year, primarily due to lower investment yields reflecting credit-related yield adjustments on fixed maturity investments.

Policyholder and contractholder charges decreased 10% to $4.5 million for the nine months ended September 30, 2001, compared to $5.0 million for the nine months ended September 30, 2000. American Enterprise Life receives mortality and expense risk fees from the separate accounts. Mortality and expense risk fees increased 124% to $7.4 million for the nine months ended September 30, 2001, compared to $3.3 million for the nine months ended September 30, 2000, reflecting an increase in separate account assets.

Net loss on investments was $91 million for the nine months ended September 30, 2001, compared to a net gain of $0.4 million for the nine months ended September 30, 2000. The net loss for the nine months ended September 30, 2001 was composed of an $18 million net loss in the first quarter resulting primarily from the recognition of impairment losses and the sale of certain high-yield securities, a $20 million writedown in the second quarter to recognize the impact of higher default assumptions on rated structured investments and a $51 million writedown of high-yield securities in the second quarter primarily reflecting management's decision to reduce and rebalance high-yield risk exposure in the fixed maturity investment portfolio during the second half of 2001 and $2 million of other net losses related to the disposal and write-down of investments.

Total benefits and expenses increased 2% to $211 million for the nine months ended September 30, 2001, compared to $206 million for the same period in 2000. The largest component of expenses, interest credited on investment contracts, decreased $7 million to $137 million for the nine months ended September 30, 2001, compared to $144 million for the nine months ended September 30, 2000, reflecting lower crediting rates.

Other operating expenses increased 50% to $39 million for the nine months ended September 30, 2001, compared to $26 million for the nine months ended September 30, 2000, primarily due business growth and technology costs related to growth initiatives.

Nine Months Ended Sept. 30, 2000 Compared to Nine Months Ended Sept. 30, 1999:

American Enterprise Life's net income decreased 28% to $21 million for the nine months ended September 30, 2000, compared to $29 million for the nine months ended September 30, 1999. Earnings declined primarily due to weak equity markets and narrower spreads on the investment portfolio.

Total investment contract deposits received increased to $498 million for the nine months ended September 30, 2000, compared to $268 million for the nine months ended September 30, 1999. This increase is primarily due to an increase in variable annuity deposits in 2000.


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59 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Total revenues decreased to $238 million for the nine months ended September 30,
2000, compared with $254 million for the nine months ended September 30, 1999. The decrease is primarily due to a decrease in net investment income. Net investment income, the largest component of revenues, decreased 6% from the same period of the prior year, reflecting a decrease in investments owned and lower investment yields.

Policyholder and contractholder charges increased 16% to $5.0 million for the nine months ended September 30, 2000, compared to $4.3 million for the nine months ended September 30, 1999, reflecting an increase in annuity surrender charges. American Enterprise Life receives mortality and expense risk fees from the separate accounts. Mortality and expense risk fees increased 110% to $3.3 million for the nine months ended September 30, 2000, compared to $1.6 million for the nine months ended September 30, 1999. This reflects the increase in separate account assets.

Net gain on investments was $0.4 million for the nine months ended September 30, 2000, compared to a net gain of $4.9 million for the nine months ended September 30, 1999. The reduction in gains was primarily due to losses on the sale of certain fixed maturity investments offset by reductions in mortgage impairment reserves.

Total benefits and expenses decreased 2% to $206 million for the nine months ended September 30, 2000, compared to $211 million for the nine months ended September 30, 1999. The largest component of expenses, interest credited on investment contracts, decreased $13 million to $144 million for the nine months ended September 30, 2000, compared to $157 million for the nine months ended September 30, 1999. This reflects a decrease in fixed annuities in force and lower crediting rates. Amortization of deferred policy acquisition costs increased to $35 million, compared to $31 million for nine months ended September 30, 1999. This increase was due primarily to an increase in aggregate amounts in force.

Other operating expenses increased 13% to $26 million for the nine months ended September 30, 2000, compared to $23 million for the nine months ended September 30, 1999. This increase is mainly due to higher technology costs related to growth initiatives.

Dec. 31, 2000 Compared to Dec. 31, 1999:

Net income decreased 29% to $24 million in 2000, compared to $34 million in 1999. Income before income taxes totaled $38 million in 2000, compared with $51 million in 1999. The decrease was primarily the result of lower net investment income of $300 million in 2000, compared with $323 million in 1999.

Total investment contract deposits received increased to $721 million in 2000, compared with $336 million in 1999. This increase is primarily due to an increase in variable annuity deposits in 2000.

Total revenues decreased to $312 million in 2000, compared with $338 million in 1999. The decrease is primarily due to decreases in net investment income and net realized gains on investments. Net investment income, the largest component of revenues, decreased 7% from the prior year, reflecting a decrease in investments owned and lower investment yields.

Policyholder and contractholder charges increased 13% to $6.9 million in 2000, compared with $6.1 million in 1999, reflecting an increase in annuity withdrawal charges. American Enterprise Life receives mortality and expense risk fees from the separate accounts. Mortality and expense risk fees increased 135% to $5.4 million in 2000, compared with $2.3 million in 1999, this reflects the increase in separate account assets.

Net realized gain on investments was $0.5 million in 2000, compared with $6.6 million in 1999. The decrease in net realized gains was primarily due to the loss on sale and writedowns of fixed maturity investments.

Total benefits and expenses decreased 5% to $274 million in 2000, compared with $287 million in 1999. The largest component of expenses, interest credited on investment contracts, decreased to $191 million, reflecting a decrease in fixed annuities in force and lower crediting rates. Amortization of deferred policy acquisition costs increased to $48 million, compared to $43 million in 1999. This increase was due primarily to increased aggregate amounts in force.

Other operating expenses remained steady at $35 million in 2000.

Dec. 31, 1999 Compared to Dec. 31, 1998:

Net income increased 54% to $34 million in 1999, compared to $22 million in 1998. Earnings growth resulted primarily net realized gains of $6.6 million in 1999, compared to net realized losses of $4.8 in 1998.

Income before income taxes totaled $51 million in 1999, compared with $36 million in 1998.

Total investment contract deposits received decreased to $336 million in 1999, compared with $348 million in 1998. This decrease is primarily due to a decrease in sales of variable annuities in 1999.

Total revenues decreased to $338 million in 1999, compared with $343 million in 1998. The decrease is primarily due to decreased net investment income which was partially offset by an increase in realized gain on investments. Net investment income, the largest component of revenues, decreased 5% from the prior year, reflecting decreases in investments owned and investment yields.

Contractholder charges decreased 5% to $6.1 million in 1999, compared with $6.4 million in 1998, reflecting a decrease in fixed annuities inforce. American Enterprise Life receives mortality and expense risk fees from the separate accounts. Mortality and expense risk fees increased 77% to $2.3 million in 1999, compared with $1.3 million in 1998, this reflects the increase in separate account assets.

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60 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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Net realized gain on investments was $6.6 million in 1999, compared to a net realized loss on investments of $4.8 million in 1998. The net realized gains were primarily due to the sale of available for sale fixed maturity investments at a gain as well as a decrease in the allowance for mortgage loan losses based on management's regular evaluation of allowance adequacy.

Total benefits and expenses decreased slightly to $287 million in 1999. The largest component of expenses, interest credited on investment contracts, decreased to $209 million, reflecting a decrease in fixed annuities in force and lower interest rates. Amortization of deferred policy acquisition costs decreased to $43 million, compared to $54 million in 1998. This decrease was due primarily to decreased aggregate amounts in force, as well as the impact of changing prospective assumptions in 1998 based on actual lapse experience on certain fixed annuities.

Other operating expenses increased 46% to $35 million in 1999, compared to $24 million in 1998. This increase primarily reflects technology costs related to growth initiatives.

Risk Management
The sensitivity analysis of the test of market risk discussed below estimates the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings based on year-end positions. The market changes, assumed to occur as of year-end, is a 100 basis point increase in market interest rates. Computations of the prospective effects of hypothetical interest rate change based on numerous assumptions, including relative levels of market interest rates as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not anticipate actions that may be taken by management if the hypothetical market changes actually occurred over time. As a result, actual earnings effects in the future will differ from those quantified below.

American Enterprise Life primarily invests in fixed income securities over a broad range of maturities for the purpose of providing fixed annuity clients with a competitive rate of return on their investments while minimizing risk, and to provide a dependable and targeted spread between the interest rate earned on investments and the interest rate credited to contractholders' accounts. American Enterprise Life does not invest in securities to generate trading profits.

American Enterprise Life has an investment committee that holds regularly scheduled meetings and, when necessary, special meetings. At these meetings, the committee reviews models projecting different interest rate scenarios and their impact on profitability. The objective of the committee is to structure the investment security portfolio based upon the type and behavior of products in the liability portfolio so as to achieve targeted levels of profitability.

Rates credited to contractholders' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, margins may be negatively impacted by increases in the general level of interest rates. Part of the committee's strategy includes the purchase of some types of derivatives, such as interest rate caps, swaps and floors, for hedging purposes. These derivatives protect margins by increasing investment returns if there is a sudden and severe rise in interest rates, thereby mitigating the impact of an increase in rates credited to contractholders' accounts.

The negative effect on American Enterprise Life's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models to the book of business at Dec. 31, 2000, would be approximately $4.6 million.

Liquidity and Capital Resources
The liquidity requirements of American Enterprise Life are met by funds provided by annuity considerations, investment income, proceeds from sales of investments as well as maturities and periodic repayments of investment principal.

The primary uses of funds are policy benefits, commissions and operating expenses, policy loans, and investment purchases.

American Enterprise Life has an available line of credit with AEFC aggregating $50 million. The line of credit is used strictly as a short-term source of funds. No borrowings were outstanding under the agreement at Dec. 31, 2000. At Dec. 31, 2000, outstanding reverse repurchase agreements totaled $25 million.

At Dec. 31, 2000, investments in fixed maturities comprised 80% of American Enterprise Life's total invested assets. Of the fixed maturity portfolio, approximately 30% is invested in GNMA, FNMA and FHLMC mortgage-backed securities which are considered AAA/Aaa quality.

At Dec. 31, 2000, approximately 15% of American Enterprise Life's investments in fixed maturities were below investment grade bonds. These investments may be subject to a higher degree of risk than the investment grade issues because of the borrower's generally greater sensitivity to adverse economic conditions, such as recession or increasing interest rates, and in certain instances, the lack of an active secondary market. Expected returns on below investment grade bonds reflect consideration of such factors. American Enterprise Life has identified those fixed maturities for which a decline in fair value is determined to be other than temporary, and has written them down to fair value with a charge to earnings.

At Dec. 31, 2000, net unrealized depreciation on fixed maturities held to maturity included $10.7 million of gross unrealized appreciation and $17.8 million of gross unrealized depreciation. Net unrealized depreciation on fixed maturities available for sale included $30.2 million of gross unrealized appreciation and $125.6 million of gross unrealized depreciation.

At Dec. 31, 2000, American Enterprise Life had an allowance for losses for mortgage loans totaling $3.3 million.

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61 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

The economy and other factors have caused a number of insurance companies to go under regulatory supervision. This circumstance has resulted in assessments by state guaranty associations to cover losses to policyholders of insolvent or rehabilitated companies. Some assessments can be partially recovered through a reduction in future premium taxes in certain states. American Enterprise Life established an asset for guaranty association assessments paid to those states allowing a reduction in future premium taxes over a reasonable period of time. The asset is being amortized as premium taxes are reduced. American Enterprise Life has also estimated the potential effect of future assessments on American Enterprise Life's financial position and results of operations and has established a reserve for such potential assessments.

The National Association of Insurance Commissioners has established risk-based capital standards to determine the capital requirements of a life insurance company based upon the risks inherent in its operations. These standards require the computation of a risk-based capital amount which is then compared to a company's actual total adjusted capital. The computation involves applying factors to various statutory financial data to address four primary risks: asset default, adverse insurance experience, interest rate risk and external events. These standards provide for regulatory attention when the percentage of total adjusted capital to authorized control level risk-based capital is below certain levels. As of Dec. 31, 2000, American Enterprise Life's total adjusted capital was well in excess of the levels requiring regulatory attention.

RESERVES
In accordance with the insurance laws and regulations under which we operate, we are obligated to carry on our books, as liabilities, actuarially determined reserves to meet our obligations on our outstanding annuity contracts. We base our reserves for deferred annuity contracts on accumulation value and for fixed annuity contracts in a benefit status on established industry mortality tables. These reserves are computed amounts that will be sufficient to meet our policy obligations at their maturities.

INVESTMENTS
Of our total investments of $3,735,994 at Dec. 31, 2000, 27% was invested in mortgage-backed securities, 54% in corporate and other bonds, 19% in primary mortgage loans on real estate and less than 1% in other investments.

COMPETITION
We are engaged in a business that is highly competitive due to the large number of stock and mutual life insurance companies and other entities marketing insurance products. There are over 1,600 stock, mutual and other types of insurers in the life insurance business. Best's Insurance Reports, Life-Health edition 2000, assigned us one of its highest classifications, A+ (Superior).

EMPLOYEES
As of Dec. 31, 2000, we had no employees.

PROPERTIES
We occupy office space in Minneapolis, MN, which is leased by AEFC. We reimburse AEFC for rent based on direct and indirect allocation methods. Facilities occupied by us are believed to be adequate for the purposes for which they are used and well maintained.

STATE REGULATION
American Enterprise Life is subject to the laws of the State of Indiana governing insurance companies and to the regulations of the Indiana Department of Insurance. An annual statement in the prescribed form is filed with the Indiana Department of Insurance each year covering our operation for the preceding year and its financial condition at the end of such year. Regulation by the Indiana Department of Insurance includes periodic examination to determine American Enterprise's contract liabilities and reserves so that the Indiana Department of Insurance may certify that these items are correct. The Company's books and accounts are subject to review by the Indiana Department of Insurance at all times. Such regulation does not, however, involve any supervision of the account's management or the company's investment practices or policies. In addition, American Enterprise Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. A full examination of American Enterprise Life's operations is conducted periodically by the National Association of Insurance Commissioners. Under insurance guaranty fund laws, in most states, insurers doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Most of these laws do provide however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

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62 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

Directors and Executive Officers*

The directors and principal executive officers of American Enterprise Life and the principal occupation of each during the last five years is as follows:

DIRECTORS
Gumer C. Alvero
Born in 1967
Director, chairman of the board and executive vice president - Annuities since January 2001; vice president - Variable Annuities, AEFC, since April 1998; executive assistant to president/CEO, AEFC, from April 1996 to April 1998.


Douglas K. Dunning
Born in 1957
Director since July 2001; vice president - Annuity Product Development, AEFA, since January 2001; vice president - Assured Assets Product Development and Management, AEFA, from August 1998 to January 2001; vice president - Assured Assets Product Development from September 1994 to August 1998.


Carol A. Holton
Born in 1952
Director, president and chief executive officer since January 2001; vice president - Third Party Distribution, AEFC, since April 1998; director - Distributor Services, AEFC, from September 1997 to April 1998; director - Business Systems and Operations, F&G Life, from July 1996 to August 1997.

Paul S. Mannweiler**
Born in 1949
Director since 1986; Partner at Locke Reynolds Boyd & Weisell since 1980.

Teresa J. Rasmussen
Born in 1956
Director, vice president, general counsel and secretary since December 2000; vice president and assistant general counsel, AEFC, since August 2000; assistant vice president, AEFC, from October 1995 to August 2000.

OFFICERS OTHER THAN DIRECTORS

Lorraine R. Hart
Born in 1951
Vice president - Investments since 1992; vice president - Insurance Investments, AEFC since 1998; vice president - Investments, American Express Certificate Company since 1994.

Philip C. Wentzel
Born in 1961
Vice president and controller since 1998; director of financial reporting and analyses, AEFC, from 1992 to 1997.


David L. Yowan
Born in 1957
Vice president and treasurer since March 2001; senior vice president and assistant treasurer of American Express Company since January 1999; vice president and corporate treasurer, AEFC, since April 2001; senior portfolio and risk management officer for the North American Consumer Bank of Citigroup from August 1987 to January 1999.

 * The address for all of the directors and principal officers is: 200 AXP Financial Center, Minneapolis, MN 55474 except for Mr. Mannweiler who is an independent director.
** Mr. Mannweiler's address is: 201 No. Illinois Street, Indianapolis, IN 46204

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63 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

EXECUTIVE COMPENSATION
Our executive officers also may serve one or more affiliated companies. The following table reflects cash compensation paid to the five most highly compensated executive officers as a group for services rendered in the most recent year to us and our affiliates. The table also shows the total cash compensation paid to all our executive officers, as a group, who were executive officers at any time during the most recent year.

Name of individual or number in group                         Position held                               Cash compensation
Five most highly compensated executive officers as a group:                                                   $8,138,209
Stephen W. Roszell                                            President and Chief Executive Officer
Richard W. Kling                                              Chairman of the Board
Lorraine R. Hart                                              Vice President - Investments
David M. Kuplic                                               Assistant Vice President - Investments
Stuart A. Sedlacek                                            Executive Vice President
All executive officers as a group (11)                                                                       $11,289,475

SECURITY OWNERSHIP OF MANAGEMENT
Our directors and officers do not beneficially own any outstanding shares of stock of the company. All of our outstanding shares of stock are beneficially owned by IDS Life. The percentage of shares of IDS Life owned by any director, and by all our directors and officers as a group, does not exceed 1% of the class outstanding.

Experts

Ernst & Young LLP, independent auditors, have audited the financial statements of American Enterprise Life Insurance Company at Dec. 31, 2000 and 1999, and for each of the three years in the period ended Dec. 31, 2000, and the individual and combined statements of the segregated asset subaccounts of American Enterprise Variable Annuity Account as of Dec. 31, 2000 and for the periods indicated therein, as set forth in their reports. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

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64 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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



American Enterprise Life Insurance Company
--------------------------------------------------------------------------------

Balance sheets

September 30, 2001 (unaudited) ($ thousands, except share amounts)
Assets
Investments:
   Fixed maturities:
     Available for sale, at fair value (amortized cost: $3,136,300)                                      $3,235,980
   Mortgage loans on real estate                                                                            682,051
                                                                                                            -------
     Total investments                                                                                    3,918,031
Cash and cash equivalents                                                                                   106,578
Amounts due from brokers                                                                                        355
Accounts receivable                                                                                           1,041
Accrued investment income                                                                                    45,120
Deferred policy acquisition costs                                                                           212,595
Other assets                                                                                                 21,334
Separate account assets                                                                                     586,142
                                                                                                            -------
     Total assets                                                                                        $4,891,196
                                                                                                         ==========
Liabilities and stockholder's equity Liabilities:
   Future policy benefits:
     Fixed annuities                                                                                     $3,671,761
   Policy claims and other policyholders' funds                                                               8,125
   Amounts due to brokers                                                                                     8,522
   Deferred Taxes                                                                                            38,481
   Other liabilities                                                                                         40,227
   Separate account liabilities                                                                             586,142
                                                                                                            -------
   Total liabilities                                                                                      4,353,258
Stockholder's equity:
   Capital stock, $150 par value per share;
     100,000 shares authorized, 20,000 shares issued and outstanding                                          3,000
   Additional paid-in capital                                                                               341,872
   Accumulated other comprehensive loss:
     Net unrealized securities gains                                                                         21,603
     Net unrealized derivative gains                                                                         12,802
   Retained earnings                                                                                        158,661
                                                                                                            -------
     Total stockholder's equity                                                                             537,938
                                                                                                            -------
Total liabilities and stockholder's equity                                                               $4,891,196
                                                                                                         ==========

See accompanying notes.


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65 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


American Enterprise Life Insurance Company
--------------------------------------------------------------------------------

Statements of income

Nine months ended September 30, (unaudited) ($ thousands)                              2001                  2000
Revenues:
Policyholder and contractholder charges                                              $  4,516              $  5,023
Mortality and expense risk fees                                                         7,417                 3,326
Net investment income                                                                 202,290               228,873
Net (loss) gain on investments                                                        (90,744)                  387
                                                                                      -------                   ---
     Total revenues                                                                   123,479               237,609
                                                                                      -------               -------
Benefits and expenses:
Interest credited on investment contracts                                             137,416               144,266
Amortization of deferred policy acquisition costs                                      33,989                35,090
Other operating expenses                                                               39,336                26,354
                                                                                       ------                ------
     Total benefits and expenses                                                      210,741               205,710
                                                                                      -------               -------
(Loss) income before income taxes                                                     (87,262)               31,899
Income tax (benefit) expense                                                          (30,384)               11,350
                                                                                      -------                ------
Net (loss) income                                                                    $(56,878)             $ 20,549
                                                                                     ========              ========

See accompanying notes.


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66 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


American Enterprise Life Insurance Company
--------------------------------------------------------------------------------

Statements of income

Three months ended September 30, (unaudited) ($ thousands)                              2001                  2000
Revenues:
Policyholder and contractholder charges                                              $  1,465               $ 1,890
Mortality and expense risk fees                                                         2,735                 1,487
Net investment income                                                                  69,230                75,945
Net (loss) gain on investments                                                         (5,945)                  525
                                                                                       ------                   ---
     Total revenues                                                                    67,485                79,847
                                                                                       ------                ------
Benefits and expenses:
Interest credited on investment contracts                                              47,068                48,041
Amortization of deferred policy acquisition costs                                      11,039                12,799
Other operating expenses                                                               25,696                 9,702
                                                                                       ------                 -----
     Total benefits and expenses                                                       83,803                70,542
                                                                                       ------                ------
(Loss) income before income taxes                                                     (16,318)                9,305
Income tax (benefit) expense                                                           (5,766)                3,193
                                                                                       ------                 -----
Net (loss) income                                                                    $(10,552)              $ 6,112
                                                                                     ========               =======

See accompanying notes.


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67 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


American Enterprise Life Insurance Company
--------------------------------------------------------------------------------

Statements of cash flows

Nine months ended September 30, (unaudited) ($ thousands)                              2001                  2000
Cash flows from operating activities:
Net (loss) income                                                                   $ (56,878)            $  20,549
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
   Change in accrued investment income                                                  9,821               (52,327)
   Change in accounts receivable                                                         (175)                 (630)
   Change in other assets                                                             (11,364)                  (86)
   Change in deferred policy acquisition costs, net                                   (13,973)               (7,800)
   Change in policy claims and other policyholders' funds                              (1,171)               25,567
   Deferred income tax provision                                                       13,073                 2,100
   Change in other liabilities                                                         33,901                 7,677
   (Accretion of discount) amortization of premium, net                                13,543                 1,998
   Net realized loss (gain) on investments                                             90,744                  (387)
   Other, net                                                                         (14,350)                2,043
                                                                                      -------                 -----
     Net cash provided by (used in) operating activities                               63,171                (1,296)

Cash flows from investing activities: Fixed maturities held to maturity:
   Maturities, sinking fund payments and calls                                             --                52,882
   Sales                                                                                   --                 2,900
Fixed maturities available for sale:
   Purchases                                                                         (832,391)              (38,450)
   Maturities, sinking fund payments and calls                                        248,869               134,437
   Sales                                                                              482,519                91,454
Other investments, excluding policy loans:
   Purchases                                                                           (6,207)               (1,388)
   Sales                                                                               43,693                54,565
Change in amounts due from brokers                                                        961                    --
Change in amounts due to brokers                                                      (15,864)                2,327
                                                                                      -------                 -----
     Net cash (used in) provided by investing activities                              (78,420)              298,727

Cash flows from financing activities:
Activity related to universal life-type insurance and investment contracts:
   Considerations received                                                            561,392               270,554
   Surrenders and death benefits                                                     (610,839)             (654,239)
   Interest credited to account balances                                              136,422               143,969
                                                                                      -------               -------
     Net cash provided by (used in) financing activities                               86,975              (239,716)
Net increase in cash and cash equivalents                                              71,726                57,715
Cash and cash equivalents at beginning of period                                       34,852                    --
                                                                                       ------              --------
Cash and cash equivalents at end of period                                          $ 106,578             $  57,715
                                                                                    =========             =========

See accompanying notes.


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68 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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



American Enterprise Life Insurance Company
--------------------------------------------------------------------------------

Notes to Financial Statements

(unaudited)

($ thousands)

1. GENERAL
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. In addition to the normal recurring accruals, adjustments have been made to reflect the adoption of Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as of January 1, 2001 and the Financial Accounting Standard Board (FASB) Emerging Issues Task Force (EITF) consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." In addition, the Company recognized significant losses on fixed maturity investment write-downs and sales during the second quarter associated with credit deterioration and management's decision to reduce and rebalance the high-yield risk exposure in the fixed maturity investment portfolio. Operating results for the three- and nine-month periods ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001.

For further information, refer to the financial statements and footnotes thereto included in this prospectus for the year ended December 31, 2000.

2. NEW ACCOUNTING PRONOUNCEMENT
In July 2000, the EITF issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The Company elected to early adopt the consensus as of January 1, 2001. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. Adoption of the consensus did not have a significant impact on the Company's financial condition or results of operations.

In June 1998, the FASB issued, and subsequently amended, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the Company adopted on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including those embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.

Changes in the fair value of a derivative are recorded in income or directly to equity, depending on the instrument's designated use. For those derivative instruments that are designated and qualify as hedging instruments under SFAS 133, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments per SFAS 133, changes in fair value are adjusted immediately through earnings. Currently, the Company does not carry derivatives that are designated or qualify as hedging instruments under SFAS 133.

Because of changes to the rules for hedging investments, the transition provisions of SFAS 133, as amended, permitted held-to-maturity securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," to be reclassified at the date of adoption to available-for-sale or trading. To increase flexibility with respect to its investment portfolio, the Company reclassified held-to-maturity securities with a net carrying value of $934 million and a market value of $927 million to available-for-sale upon adoption.

Prior to adopting SFAS No. 133, the Company's interest rate caps, floors and swaps qualified as cash flow hedges. The derivatives do not qualify for hedge accounting per SFAS No. 133. For "pre-existing" cash flow-type hedges, the transition adjustment upon adoption of SFAS No. 133 was reported in accumulated other comprehensive income (OCI) as a cumulative effect of an accounting change. This resulted in a decrease of $35 million to other comprehensive income (OCI), net of tax. The Company estimates $4 million of net derivative losses included in OCI will be reclassified into earnings by December 31, 2001. The adoption of SFAS No. 133 did not have a significant impact on the Company's results of operations.


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69 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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


American Enterprise Life Insurance Company
--------------------------------------------------------------------------------

3. COMPREHENSIVE INCOME

Total comprehensive income was as follows for the nine months ended September
30, 2001 and 2000, respectively:
                                                                               September 30, 2001    September 30, 2000
Net (loss) income                                                                    $(56,878)              $20,549
Other comprehensive income (loss)
   Net unrealized gains (losses) on available-for-sale securities, net of tax          88,289                (2,575)
   Net unrealized gains on derivative instruments, net of tax                          12,802                    --
   SFAS 133 transition adjustment                                                      (4,589)                   --
                                                                                       ------               -------
Total comprehensive income                                                           $ 39,624               $17,974
                                                                                     ========               =======

Total comprehensive income was as follows for the three months ended September
30, 2001 and 2000 respectively:
                                                                               September 30, 2001    September 30, 2000
Net (loss) income                                                                    $(10,552)              $ 6,112
Other comprehensive income
   Net unrealized gains on available-for-sale securities, net of tax                   13,166                17,835
   Net unrealized gains on derivative instruments, net of tax                          38,683                    --
                                                                                       ------               -------
Total comprehensive income                                                           $ 41,297               $23,947
                                                                                     ========               =======

4. INCOME TAXES
The Company's effective income tax rate was 34.7% for the nine months ended September 30, 2001 compared to 34.3% for the nine-months ended September 30, 2000. The effective income tax rate was 34.3% for the three month period ended September 30, 2001 compared to 35.6% for the three month period ended September 30, 2000. The net impact of changes in state tax rules for certain states had a favorable impact on the effective tax rate for the Company.

5. INVESTMENTS
Net income in the nine-month period ended September 30, 2001 includes a $20 million pretax charge to recognize the impact of higher default assumptions on rated structured investments, which reflect rising actual default rates in the corporate high-yield bond market.

Additionally, net income in the Nine month period ended September 30, 2001 reflects a $51 million pretax writedown of high-yield securities primarily reflecting management's decision to reduce and rebalance the high-yield risk exposure in the fixed maturity investment portfolio.

6. STOCKHOLDER'S EQUITY
During the first quarter of 2001, the Company increased the par value of the 20,000 issued and outstanding shares of capital stock. This increase is reflected in the increase of capital stock in the stockholder's equity section of the balance sheet from $2 million at December 31, 2000 to $3 million as of September 30, 2001 with a corresponding decrease in additional paid-in capital from $283 million to $282 million.

During the third quarter 2001, the Company received a $60 million cash capital contribution from its parent, IDS Life Insurance Company.

7. SUBSEQUENT EVENT
Early in the fourth quarter of 2001, the company placed a majority of its rated Collateralized Debt Obligation (CDO) securities and related accrued interest, as well as a relatively minor amount of other liquid securities, having an aggregate book value of $54 million into a securitization trust. In return, the company received $7.1 million in cash (excluding transaction expenses) relating to sales to investors, and retained interests with allocated book amounts aggregating $47 million. An immaterial amount of realized losses relating to the CDOs designated for this transaction was recorded as of September 30, 2001.


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70 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Report of Independent Auditors
THE BOARD OF DIRECTORS
AMERICAN ENTERPRISE LIFE INSURANCE COMPANY

We have audited the accompanying balance sheets of American Enterprise Life Insurance Company (a wholly owned subsidiary of IDS Life Insurance Company) as of December 31, 2000 and 1999, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Enterprise Life Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/S/ Ernst & Young LLP
---------------------
    Ernst & Young LLP
    February 8, 2001
    Minneapolis, Minnesota

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71  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
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
American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Balance sheets

December 31, ($ thousands, except share amounts)         2000           1999
Assets
Investments:
     Fixed maturities:
         Held to maturity, at amortized cost
            (fair value: 2000, $927,031;
            1999, $984,103)                             $  934,091   $1,006,349
         Available for sale, at fair value
            (amortized cost: 2000, $2,163,906;
            1999, $2,411,799)                            2,068,487    2,304,487
                                                         ---------    ---------
                                                         3,002,578    3,310,836
     Mortgage loans on real estate                         724,009      785,253
     Other investments                                       9,407       11,470
                                                             -----       ------
            Total investments                            3,735,994    4,107,559
Cash and cash equivalents                                   34,852           --
Amounts due from brokers                                     1,316           --
Accounts receivable                                            867          316
Accrued investment income                                   54,941       56,676
Deferred policy acquisition costs                          198,622      180,288
Deferred income taxes                                       26,350       37,501
Other assets                                                 9,969            9
Separate account assets                                    589,310      220,994
                                                           -------      -------
            Total assets                                $4,652,221   $4,603,343
                                                        ==========   ==========

Liabilities and stockholder's equi1ty
Liabilities:
     Future policy benefits for:
         Fixed annuities                                $3,584,784   $3,921,513
         Universal life-type insurance                          10           --
     Policy claims and other policyholders' funds            9,295       12,097
     Amounts due to brokers                                 24,387       25,215
     Other liabilities                                       6,326       17,436
     Separate account liabilities                          589,310      220,994
                                                           -------      -------
            Total liabilities                            4,214,112    4,197,255
Commitments and contingencies
Stockholder's equity:
     Capital stock, $100 par value per share;
         100,000 shares authorized, 20,000 shares
         issued and outstanding                              2,000        2,000
     Additional paid-in capital                            282,872      282,872
     Accumulated other comprehensive loss:
         Net unrealized securities losses                  (62,097)     (69,753)
     Retained earnings                                     215,334      190,969
                                                           -------      -------
            Total stockholder's equity                     438,109      406,088
                                                           -------      -------
Total liabilities and stockholder's equity              $4,652,221   $4,603,343
                                                        ==========   ==========

See accompanying notes.
--------------------------------------------------------------------------------
72  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Statements of income

Years ended December 31, ($ thousands)                2000      1999      1998
Revenues:
Net investment income                              $299,759  $322,746  $340,219
Policyholder and contractholder charges               6,865     6,069     6,387
Mortality and expense risk fees                       5,383     2,269     1,275
Net realized gain (loss) on investments                 469     6,565    (4,788)
                                                        ---     -----    ------
     Total revenues                                 312,476   337,649   343,093
                                                    -------   -------   -------
Benefits and expenses:
Interest credited on investment contracts           191,040   208,583   228,533
Amortization of deferred policy acquisition costs    47,676    43,257    53,663
Other operating expenses                             35,308    35,147    24,476
                                                     ------    ------    ------
     Total benefits and expenses                    274,024   286,987   306,672
                                                    -------   -------   -------
Income before income taxes                           38,452    50,662    36,421
Income taxes                                         14,087    16,675    14,395
                                                     ------    ------    ------
Net income                                         $ 24,365  $ 33,987  $ 22,026
                                                   ========  ========  ========


See accompanying notes.

--------------------------------------------------------------------------------
73  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Statements of stockholder's equity
                                                                                                      Accumulated
                                                                                                        Other
                                                           Total                      Additional    Comprehensive
                                                       Stockholder's     Capital        Paid-In     (Loss) Income,     Retained
Three years ended December 31, ($ thousands)              Equity          Stock        Capital        Net of Tax       Earnings
Balance, January 1, 1998                                $ 469,344         $2,000       $282,872    $    49,516         $134,956
Comprehensive income:
     Net income                                            22,026             --             --             --           22,026
     Unrealized holding losses arising
         during the year, net of taxes of $3,400           (6,314)            --             --         (6,314)              --
     Reclassification adjustment for losses
         included in net income,
         net of tax of ($588)                               1,093             --             --          1,093               --
                                                            -----          -----          -----          -----            -----
Other comprehensive loss                                   (5,221)            --             --         (5,221)              --
                                                           ------          -----          -----         ------            -----
Comprehensive income:                                      16,805
                                                           ------

Balance, December 31, 1998                                486,149          2,000        282,872         44,295          156,982
Comprehensive loss:
     Net income                                            33,987             --             --             --           33,987
     Unrealized holding losses arising
         during the year, net of taxes of $59,231        (110,001)            --             --       (110,001)              --
     Reclassification adjustment for gains
         included in net income,
         net of tax of $2,179                              (4,047)            --             --         (4,047)              --
                                                           ------          -----          -----         ------            -----
Other comprehensive loss                                 (114,048)            --             --       (114,048)              --
                                                         --------          -----          -----       --------            -----
Comprehensive loss                                        (80,061)
                                                          -------

Balance, December 31, 1999                                406,088          2,000        282,872        (69,753)         190,969
Comprehensive income:
     Net income                                            24,365             --             --             --           24,365
     Unrealized holding gains arising
         during the year, net of taxes of $(4,812)          8,937             --             --          8,937               --
     Reclassification adjustment for gains
         included in net income,
         net of tax of $690                                (1,281)            --             --         (1,281)              --
                                                           ------          -----          -----         ------            -----
Other comprehensive income                                  7,656             --             --          7,656               --
                                                            -----          -----          -----          -----            -----
Comprehensive income                                       32,021
                                                           ------
Balance, December 31, 2000                              $ 438,109         $2,000       $282,872    $   (62,097)        $215,334
                                                        =========         ======       ========    ===========         ========

See accompanying notes.

--------------------------------------------------------------------------------
74  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Statements of cash flows

Years ended December 31, ($ thousands)                                                2000                1999                1998
Cash flows from operating activities:
Net income                                                                       $  24,365           $  33,987           $  22,026
Adjustments to reconcile net income
to net cash (used in) provided by operating activities:
     Change in accrued investment income                                             1,735               5,064              (2,152)
     Change in accounts receivable                                                    (551)               (102)                349
     Change in deferred policy acquisition costs, net                              (18,334)             16,191              28,022
     Change in other assets                                                         (9,960)                 34                  74
     Change in policy claims and other policyholders' funds                         (2,802)              4,708              (3,939)
     Deferred income tax provision (benefit)                                         7,029                 711              (9,591)
     Change in other liabilities                                                   (11,110)             (7,064)              7,595
     Amortization of premium, net                                                    2,682               2,315                 122
     Net realized (gain) loss on investments                                          (469)             (6,565)              4,788
     Other, net                                                                       (233)             (1,562)              2,544
                                                                                      ----              ------               -----
         Net cash (used in) provided by operating activities                        (7,648)             47,717              49,838

Cash flows from investing activities: Fixed maturities held to maturity:
     Maturities                                                                     65,716              65,705              73,601
     Sales                                                                           5,128               8,466              31,117
Fixed maturities available for sale:
     Purchases                                                                    (101,665)           (593,888)           (298,885)
     Maturities                                                                    171,297             248,317             335,357
     Sales                                                                         176,296             469,126              48,492
Other investments:
     Purchases                                                                      (1,388)            (28,520)           (161,252)
     Sales                                                                          65,978              57,548              78,681
Change in amounts due from brokers                                                  (1,316)                 --                  --
Change in amounts due to brokers                                                      (828)            (29,132)             19,412
                                                                                      ----             -------              ------
         Net cash provided by investing activities                                 379,218             197,622             126,523

Cash flows from financing activities:
Activity related to universal life type insurance and investment contracts:
     Considerations received                                                       398,462             299,899             302,158
     Surrenders and other benefits                                                (926,220)           (753,821)           (707,052)
     Interest credited to account balances                                         191,040             208,583             228,533
                                                                                   -------             -------             -------
         Net cash used in financing activities                                    (336,718)           (245,339)           (176,361)
                                                                                  --------            --------            --------
Net increase in cash and cash equivalents                                           34,852                  --                  --
Cash and cash equivalents at beginning of year                                          --                  --                  --
                                                                                      ----                ----                ----
Cash and cash equivalents at end of year                                         $  34,852           $      --           $      --
                                                                                 =========           =========           =========
See accompanying notes.

--------------------------------------------------------------------------------
75  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of business
American Enterprise Life Insurance Company (the Company) is a stock life insurance company that is domiciled in Indiana and is licensed to transact insurance business in 48 states. The Company's principal product is deferred annuities, which are issued primarily to individuals. It offers single premium and annual premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities and variable universal life are offered as well. The Company distributes its products through financial institutions and unbranded independent financial advisors.

Basis of presentation
The Company is a wholly-owned subsidiary of IDS Life Insurance Company (IDS
Life), which is a wholly owned subsidiary of American Express Financial Corporation (AEFC). AEFC is a wholly owned subsidiary of American Express Company. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States which vary in certain respects from reporting practices prescribed or permitted by the Indiana Department of Insurance (see Note 4).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
Fixed maturities that the Company has both the positive intent and the ability to hold to maturity are classified as held to maturity and carried at amortized cost. All other fixed maturities and marketable equity securities are classified as available for sale and carried at fair value. Unrealized gains and losses on securities classified as available for sale are reported as a separate component of accumulated other comprehensive (loss) income, net of deferred income taxes.

Realized investment gain or loss is determined on an identified cost basis.

Prepayments are anticipated on certain investments in mortgage-backed securities in determining the constant effective yield used to recognize interest income. Prepayment estimates are based on information received from brokers who deal in mortgage-backed securities.

When evidence indicates a decline, which is other than temporary, in the underlying value or earning power of individual investments, such investments are written down to the fair value by a charge to income.

Mortgage loans on real estate are carried at amortized cost less a reserve for mortgage loan losses. The estimated fair value of the mortgage loans is determined by a discounted cash flow analysis using mortgage interest rates currently offered for mortgages of similar maturities.

Impairment of mortgage loans is measured as the excess of the loan's recorded investment over its present value of expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. The amount of the impairment is recorded in a reserve for mortgage loan losses. The reserve for mortgage loan losses is maintained at a level that management believes is adequate to absorb estimated losses in the portfolio. The level of the reserve account is determined based on several factors, including historical experience, expected future principal and interest payments, estimated collateral values, and current and anticipated economic and political conditions. Management regularly evaluates the adequacy of the reserve for mortgage loan losses.

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

The cost of interest rate caps and floors is amortized to investment income over the life of the contracts and payments received as a result of these agreements are recorded as investment income when realized. The amortized cost of interest rate caps and floors is included in other investments. Amounts paid or received under interest rate swap agreements are recognized as an adjustment to investment income.
--------------------------------------------------------------------------------
76  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Statements of cash flows
The Company considers investments with a maturity at the date of their acquisition of three months or less to be cash equivalents. These securities are carried principally at amortized cost which approximates fair value.

Supplementary information to the statements of cash flows for the years ended December 31, is summarized as follows:

                                    2000        1999         1998
Cash paid during the year for:
Income taxes                     $14,861     $22,007      $19,035
Interest on borrowings             1,073       2,187        5,437
                                   -----       -----        -----

Recognition of profits on annuity contracts
Profits on fixed and variable deferred annuities are recognized by the Company over the lives of the contracts, using primarily the interest method. Profits on fixed annuities represent the excess of investment income earned from investment of contract considerations over interest credited to contract owners and other expenses. Profits on variable annuities represent the excess of contractholder charges over the costs of benefits provided and other expenses.

The retrospective deposit method is used in accounting for fixed and variable universal life-type insurance. Under this method, profits are recognized over the lives of the policies in proportion to the estimated gross profits expected to be realized.

Policyholder and contractholder charges include surrender charges and fees collected regarding the issue and administration of annuity contracts.

Deferred policy acquisition costs
The costs of acquiring new business, principally sales compensation, policy issue costs, and certain sales expenses, have been deferred on annuity contracts. These costs are amortized using primarily the interest method.

Amortization of deferred policy acquisition costs requires the use of assumptions including interest margins, mortality margins, persistency rates, maintenance expense levels and, for variable products, separate account performance. For variable universal life-type insurance and deferred annuities, actual experience is reflected in the Company's amortization models monthly. As actual experience differs from the current assumptions, management considers the need to change key assumptions underlying the amortization models prospectively. The impact of changing prospective assumptions is reflected in the period that such changes are made and is generally referred to as an unlocking adjustment. During 2000, unlocking adjustments resulted in a net increase in amortization of $1.5 million. Net unlocking adjustments in 1999 were not significant. During 1998, unlocking adjustments resulted in a net increase in amortization of $11 million.

Liabilities for future policy benefits
Liabilities for universal-life type insurance and fixed and variable deferred annuities are accumulation values.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates ranging from 5% to 9.5%, depending on year of issue.

Federal income taxes
The Company's taxable income is included in the consolidated federal income tax return of American Express Company. The Company provides for income taxes on a separate return basis, except that, under an agreement between AEFC and American Express Company, tax benefit is recognized for losses to the extent they can be used on the consolidated tax return. It is the policy of AEFC and its subsidiaries that AEFC will reimburse subsidiaries for all tax benefits.

Included in other liabilities at December 31, 2000 and 1999 are $9,944 and $2,147, receivable from and payable to, respectively, IDS Life for federal income taxes.

Separate account business
The separate account assets and liabilities represent funds held for the exclusive benefit of the variable annuity contract owners. The Company receives mortality and expense risk fees from the variable annuity separate accounts.

The Company makes contractual mortality assurances to the variable annuity contract owners that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative fees are deducted from contract funds will not exceed contractual maximums.

--------------------------------------------------------------------------------
77  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

Accounting changes
In June 1998, the Financial Accounting Standards Board (FASB) issued, and subsequently amended, Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which the company adopted on January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including some embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative will be recorded in income or directly to equity, depending on the instrument's designated use.

A one-time opportunity to reclassify held-to-maturity investments to available-for-sale is allowed without tainting the remaining securities in the held-to-maturity portfolio. The Company has elected to take this opportunity to reclass its held-to-maturity investments to available-for-sale.

As of January 1, 2001, the cumulative impact of applying the Statement's accounting requirements will not have a significant impact on the Company's financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," superceding SFAS No. 125. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The company does not expect SFAS No. 140 to have a material impact on the company's financial position or results of operations.

In July 2000, the FASB's Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests in Securitized Financial Assets." The consensus must be adopted for fiscal quarters beginning after March 15, 2001, with earlier adoption permitted. Issue 99-20 prescribes new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. Application of the provisions of the consensus will not have a material impact on the Company's financial position or results of operations.

Reclassifications
Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

2. INVESTMENTS
Fair values of investments in fixed maturities represent quoted market prices and estimated values when quoted prices are not available. Estimated values are determined by established procedures involving, among other things, review of market indices, price levels of current offerings of comparable issues, price estimates and market data from independent brokers and financial files.

The amortized cost, gross unrealized gains and losses and fair value of investments in fixed maturities at December 31, 2000 are as follows:

                                                  Gross      Gross
                                    Amortized  unrealized  unrealized     Fair
Held to maturity                      cost        gains      losses       value
U.S. Government agency obligations   $  6,949    $    26    $     55  $    6,920
State and municipal obligations         2,101          1          --       2,102
Corporate bonds and obligations       773,630      9,876      17,470     766,036
Mortgage-backed securities            151,411        801         239     151,973
                                      -------        ---         ---     -------
                                     $934,091    $10,704    $ 17,764  $  927,031
                                     ========    =======    ========  ==========
Available for sale
U.S. Government agency obligations $    5,154    $   284    $     --  $    5,438
State and municipal obligations         2,250          5          --       2,255
Corporate bonds and obligations     1,319,781     19,103     123,865   1,215,019
Mortgage-backed securities            836,721     10,780       1,726     845,775
                                      -------     ------       -----     -------
                                   $2,163,906    $30,172    $125,591  $2,068,487
                                   ==========    =======    ========  ==========
--------------------------------------------------------------------------------
78  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

The amortized cost, gross unrealized gains and losses and fair value of investments in fixed maturities at December 31, 1999 are as follows:

                                                   Gross       Gross
                                    Amortized   unrealized  unrealized    Fair
Held to maturity                      cost         gains      losses      value
U.S. Government agency obligations $    7,514     $   23    $   431   $    7,106
State and municipal obligations         3,002         44         --        3,046
Corporate bonds and obligations       816,826      5,966     23,311      799,482
Mortgage-backed securities            179,007        296      4,834      174,469
                                      -------        ---      -----      -------
                                   $1,006,349     $6,329    $28,576   $  984,103
                                   ==========     ======    =======   ==========
Available for sale
U.S. Government agency obligations $    2,047     $   --    $     47  $    1,999
State and municipal obligations         2,250         --         190       2,060
Corporate bonds and obligations     1,419,150      7,445      90,703   1,335,892
Mortgage-backed securities            988,352      1,929      25,746     964,536
                                      -------      -----      ------     -------
                                   $2,411,799     $9,374    $116,686  $2,304,487
                                   ==========     ======    ========  ==========

The amortized cost and fair value of investments in fixed maturities at December 31, 2000 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     Amortized                    Fair
Held to maturity                       cost                       value
Due from one to five years            $405,375                  $402,691
Due from five to ten years             321,802                   317,320
Due in more than ten years              55,503                    55,047
Mortgage-backed securities             151,411                   151,973
                                       -------                   -------
                                      $934,091                  $927,031
                                      ========                  ========

                                    Amortized                     Fair
Available for sale                     cost                       value
Due from one to five years          $   61,851                $   67,514
Due from five to ten years             965,579                   878,853
Due in more than ten years             299,755                   276,345
Mortgage-backed securities             836,721                   845,775
                                       -------                   -------
                                    $2,163,906                $2,068,487
                                    ==========                ==========


During the years ended December 31, 2000, 1999 and 1998, fixed maturities classified as held to maturity were sold with amortized cost of $5,128, $8,466 and $31,117, respectively. Net gains and losses on these sales were not significant. The sales of these fixed maturities were due to significant deterioration in the issuers' creditworthiness.

In addition, fixed maturities available for sale were sold during 2000 with proceeds of $176,296 and gross realized gains and losses of $3,488 and $1,516 respectively. Fixed maturities available for sale were sold during 1999 with proceeds of $469,126 and gross realized gains and losses of $10,374 and $4,147, respectively. Fixed maturities available for sale were sold during 1998 with proceeds of $48,492 and gross realized gains and losses of $2,835 and $4,516, respectively.

At December 31, 2000, bonds carried at $3,259 were on deposit with various states as required by law.

At December 31, 2000, investments in fixed maturities comprised 80 percent of the Company's total invested assets. These securities are rated by Moody's and Standard & Poor's (S&P), except for securities carried at approximately $463 million which are rated by AEFC internal analysts using criteria similar to Moody's and S&P. A summary of investments in fixed maturities, at amortized cost, by rating on December 31 is as follows:

Rating                             2000       1999
Aaa/AAA                       $  998,333   $1,168,144
Aaa/AA                             1,000           --
Aa/AA                             34,535       42,859
Aa/A                              59,569       52,416
A/A                              367,643      422,668
A/BBB                            121,028      189,072
Baa/BBB                          989,301      995,152
Baa/BB                            67,156       64,137
Below investment grade           459,432      483,700
                                 -------      -------
                              $3,097,997   $3,418,148
                              ==========   ==========
--------------------------------------------------------------------------------
79  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

At December 31, 2000, approximately 92 percent of the securities rated Aaa/AAA were GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than one percent of the Company's total investments in fixed maturities.

At December 31, 2000, approximately 19 percent of the Company's invested assets were mortgage loans on real estate. Summaries of mortgage loans by region of the United States and by type of real estate are as follows:

                              December 31, 2000             December 31, 1999
                          On balance    Commitments      On balance  Commitments
Region                       sheet      to purchase         sheet    to purchase
South Atlantic              $172,349       $--             $194,325      $   --
Middle Atlantic              106,376        --              118,699          --
East North Central           122,354        --              126,243          --
Mountain                     100,208        --              103,751          --
West North Central           110,669        --              125,891         513
New England                   39,877        --               43,345         802
Pacific                       38,559        --               41,396          --
West South Central            30,172        --               31,153          --
East South Central             6,749        --                7,100          --
                               -----     -----                -----       -----
                             727,313        --              791,903       1,315
Less allowance for losses      3,304        --                6,650          --
                               -----     -----                -----       -----
                            $724,009       $--             $785,253      $1,315
                            ========       ===             ========      ======

                              December 31, 2000            December 31, 1999
                          On balance   Commitments       On balance  Commitments
Property type                sheet     to purchase          sheet    to purchase
Department/retail stores    $214,927        $--            $232,449      $1,315
Apartments                   152,906         --             181,346          --
Office buildings             191,767         --             202,132          --
Industrial buildings          80,330         --              83,186          --
Hotels/Motels                 41,977         --              43,839          --
Medical buildings             29,173         --              32,284          --
Nursing/retirement homes       6,471         --               6,608          --
Mixed Use                      9,762         --              10,059          --
                               -----      -----              ------       -----
                             727,313         --             791,903       1,315
Less allowance for losses      3,304         --               6,650          --
                               -----      -----               -----       -----
                            $724,009        $--            $785,253      $1,315
                            ========        ===            ========      ======

Mortgage loan fundings are restricted by state insurance regulatory authorities to 80 percent or less of the market value of the real estate at the time of origination of the loan. The Company holds the mortgage document, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreement. Commitments to purchase mortgages are made in the ordinary course of business. The fair value of the mortgage commitments is $nil.

At December 31, 2000 and 1999, the Company's recorded investment in impaired loans was $9,014 and $5,200, respectively, with allowances of $500 and $1,250, respectively. During 2000 and 1999, the average recorded investment in impaired loans was $4,684 and $5,399, respectively.

The Company recognized $221, $136 and $251 of interest income related to impaired loans for the years ended December 31, 2000, 1999 and 1998, respectively.
--------------------------------------------------------------------------------
80  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

The following table presents changes in the allowance for investment losses related to all loans:

                                               2000       1999         1998
Balance, January 1                            $6,650     $8,500       $3,718
(Reduction) provision for investment losses   (3,346)    (1,850)       4,782
                                              ------     ------        -----
Balance, December 31                          $3,304     $6,650       $8,500
                                              ======     ======       ======

At December 31, 2000 the Company had no commitments to purchase investments.

Net investment income for the years ended December 31 is summarized as follows:

                                              2000        1999         1998
Interest on fixed maturities                $237,201   $265,199     $285,260
Interest on mortgage loans                    59,686     63,721       65,351
Interest on cash equivalents                   1,136        534          137
Other                                          5,693     (1,755)      (2,493)
                                               -----     ------       ------
                                             303,716    327,699      348,255
Less investment expenses                       3,957      4,953        8,036
                                               -----      -----        -----
                                            $299,759   $322,746     $340,219
                                            ========   ========     ========

Net realized gain (loss) on investments for the years ended December 31 is summarized as follows:

                                              2000        1999         1998
Fixed maturities                            $ (2,877)   $ 4,715      $    28
Mortgage loans                                 3,346     (1,650)      (4,816)
                                               -----     ------       ------
                                            $    469    $ 3,065      $(4,788)
                                            ========    =======      =======

Changes in net unrealized appreciation (depreciation) of investments for the years ended December 31 are summarized as follows:

                                              2000        1999         1998
Fixed maturities available for sale          $11,894  $(175,458)     $(8,032)

3. INCOME TAXES
The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The income tax expense for the years ended December 31, consists of the following:
                                               2000      1999          1998
Federal income taxes:
Current                                      $ 6,170    $15,531      $23,227
Deferred                                       7,029        711       (9,591)
                                               -----        ---       ------
                                              13,199     16,242       13,636
State income taxes -- current                    888        433          759
                                                 ---        ---          ---
Income tax expense                           $14,087    $16,675      $14,395
                                             =======    =======      =======

Increases (decreases) to the federal income tax provision applicable to pretax income based on the statutory rate, for the years ended December 31, are attributable to:
                                                           2000                   1999                  1998
                                                   Provision   Rate       Provision    Rate      Provision   Rate
Federal income taxes based on the statutory rate     $13,458   35.0%      $17,731     35.0%       $13,972   35.0%
Increases (decreases) are attributable to :
     Tax-excluded interest                                (4)    --           (14)      --            (35)  (0.1)
     State tax, net of federal benefit                   578    1.5           281      0.5            493    1.2
Other, net                                                55    0.1        (1,323)    (2.6)           (35)    --
                                                          --    ---        ------     ----            ---    ---
Total income taxes                                   $14,087   36.6%      $16,675     32.9%       $14,395   36.1%
                                                     =======   ====       =======     ====        =======   ====

Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:

Deferred income tax assets:                              2000        1999
Policy reserves                                         $40,242      $46,243
Unrealized losses on investments                         31,441       39,678
Other                                                     6,208        1,070
                                                          -----        -----
     Total deferred income tax assets                    77,891       86,991
                                                            ------       ------
Deferred income tax liabilities:
Deferred policy acquisition costs                        51,541       49,490
                                                         ------       ------
     Total deferred income tax liabilities               51,541       49,490
                                                         ------       ------
     Net deferred income tax assets                     $26,350      $37,501
                                                        =======      =======
--------------------------------------------------------------------------------
81  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets and, therefore, no such valuation allowance has been established.

4. STOCKHOLDER'S EQUITY
Retained earnings available for distribution as dividends to IDS Life are limited to the Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. Statutory unassigned surplus aggregated $31,152 and $58,223 as of December 31, 2000 and 1999, respectively. In addition, dividends in excess of $nil would require approval by the Insurance Department of the state of Indiana.

Statutory net (loss) income for the years ended December 31 and statutory capital and surplus as of December 31, are summarized as follows:

                                  2000          1999         1998
Statutory net (loss) income     $(11,928)    $ 15,241      $ 37,902
Statutory capital and surplus    315,930      343,094       330,588
                                 -------      -------       -------

The National Association of Insurance Commissioners (NAIC) revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual will be effective January 1, 2001. The state of Indiana has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare their statutory-basis financial statements. Management believes these changes will not adversely impact the Company's statutory-basis capital and surplus as of January 1, 2001.

5. RELATED PARTY TRANSACTIONS
The Company has purchased interest rate floors from IDS Life and entered into an interest rate swap with IDS Life to manage its exposure to interest rate risk. The interest rate floors had a carrying amount of $6,489 and $8,258 at December 31, 2000 and 1999, respectively. The interest rate swap is an off balance sheet transaction.

The Company has no employees. Charges by IDS Life for services and use of other joint facilities aggregated $45,191, $38,931 and $28,482 for the years ended December 31, 2000, 1999 and 1998, respectively. Certain of these costs are included in deferred policy acquisition costs.

6. LINES OF CREDIT
The Company has an available line of credit with AEFC aggregating $50,000. The rate for the line of credit is established by reference to various indices plus 20 to 45 basis points, depending on the term. There were no borrowings outstanding under this agreement at December 31, 2000 or 1999.

7. DERIVATIVE FINANCIAL INSTRUMENTS
The Company enters into transactions involving derivative financial instruments to manage its exposure to interest rate risk, including hedging specific transactions. The Company does not hold derivative instruments for trading purposes. The Company manages risks associated with these instruments as described below.

Market risk is the possibility that the value of the derivative financial instruments will change due to fluctuations in a factor from which the instrument derives its value, primarily an interest rate. The Company is not impacted by market risk related to derivatives held for non-trading purposes beyond that inherent in cash market transactions. Derivatives are largely used to manage risk and, therefore, the cash flow and income effects of the derivatives are inverse to the effects of the underlying transactions.

Credit risk is the possibility that the counterparty will not fulfill the terms of the contract. The Company monitors credit risk related to derivative financial instruments through established approval procedures, including setting concentration limits by counterparty, and requiring collateral, where appropriate. A vast majority of the Company's counterparties are rated A or better by Moody's and Standard & Poor's.

Credit risk related to interest rate caps and floors is measured by replacement cost of the contracts. The replacement cost represents the fair value of the instruments.

The notional or contract amount of a derivative financial instrument is generally used to calculate the cash flows that are received or paid over the life of the agreement. Notional amounts are not recorded on the balance sheet. Notional amounts far exceed the related credit exposure.

--------------------------------------------------------------------------------
82  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

American Enterprise Life Insurance Company
-------------------------------------------------------------------------------

The Company's holdings of derivative financial instruments are as follows:

                             Notional    Carrying        Fair       Total credit
December 31, 2000             amount      amount         value        exposure
Assets:
     Interest rate caps     $  500,000     $2,037      $    414       $    414
     Interest rate floors    2,000,000      6,489        13,185         13,185
Off balance sheet:
     Interest rate swaps     2,000,000         --       (51,369)       (51,369)
                             ---------     ------       -------        -------
                                           $8,526      $(37,770)      $(37,770)
                                           ======      ========       ========

                             Notional    Carrying       Fair       Total credit
December 31, 1999             amount      amount        value        exposure
Assets:
     Interest rate caps     $  900,000   $  3,212       $ 4,437         $ 4,437
     Interest rate floors    2,000,000      8,258         2,251           2,251
Off balance sheet:
     Interest rate swaps     2,000,000         --        18,274          18,274
                             ---------      -----        ------          ------
                                          $11,470       $24,962         $24,962
                                          =======       =======         =======

The fair values of derivative financial instruments are based on market values, dealer quotes or pricing models. All interest rate caps, floors and swaps will expire on various dates from 2001 to 2006.

Interest rate caps, floors and swaps are used to manage the Company's exposure to interest rate risk. These instruments are used primarily to protect the margin between interest rates earned on investments and the interest rates credited to related annuity contract holders.

8. FAIR VALUES OF FINANCIAL INSTRUMENTS
The Company discloses fair value information for most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. Fair value of life insurance obligations, receivables and all non-financial instruments, such as deferred acquisition costs are excluded. Off-balance sheet intangible assets are also excluded. Management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented.

                                               December 31, 2000          December 31, 1999
                                              Carrying      Fair         Carrying        Fair
Financial Assets                               amount       value          amount       value
Investments:
Fixed maturities (Note 2):
     Held to maturity                       $  934,091   $  927,031     $1,006,349   $  984,103
     Available for sale                      2,068,487    2,068,487      2,304,487    2,304,487
Mortgage loans on real estate (Note 2)         724,009      740,992        785,253      770,095
Derivative financial instruments (Note 7)        8,526      (37,770)        11,470       24,962
Separate account assets (Note 1)               589,310      589,310        220,994      220,994
Cash and cash equivalents                       34,852       34,852             --           --

Financial Liabilities
Future policy benefits for fixed annuities  $3,567,085   $3,480,270     $3,905,849   $3,778,945
Separate account liabilities                   589,310      567,989        220,994      209,942
                                               -------      -------        -------      -------

At December 31, 2000 and 1999, the carrying amount and fair value of future policy benefits for fixed annuities exclude life insurance-related contracts carried at $17,699 and $15,633, respectively. The fair value of these benefits is based on the status of the annuities at December 31, 2000 and 1999.

The fair values of deferred annuities and separate account liabilities are estimated as the carrying amount less applicable surrender charges. The fair value for annuities in non-life contingent payout status is estimated as the present value of projected benefit payments at rates appropriate for contracts issued in 2000 and 1999.

9. COMMITMENTS AND CONTINGENCIES
In January 2000, AEFC reached an agreement in principle to settle three class-action lawsuits related to the sales of insurance and annuity products, anticipated to provide for approximately $215 million of benefits. The Company had been named as a co-defendant in one of these lawsuits. In September 2000, the court gave preliminary approval to the proposed settlement and AEFC has mailed notices to all of the over two million class members. A fairness hearing is scheduled for March 2001, with final approval anticipated in the second quarter, pending any legal appeals. The anticipated costs of settlement remain unchanged from 1999. The portion of the settlement allocated to the Company did not have a material impact on the Company's financial position or results of operations. The agreement also provides for release by class members of all insurance and annuity market conduct claims dating back to 1985 and is subject to a number of contingencies, including final court approval.

--------------------------------------------------------------------------------
83  AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

Table of Contents of the Statement of Additional Information


Performance Information                              p.  3

Calculating Annuity Payouts                          p. 18

Rating Agencies                                      p. 19

Principal Underwriter                                p. 19

Independent Auditors                                 p. 19

Condensed Financial Information (Unaudited)          p. 20


Financial Statements

--------------------------------------------------------------------------------
84 AMERICAN EXPRESS FLEXCHOICE VARIABLE ANNUITY -- PROSPECTUS
--------------------------------------------------------------------------------

(logo)
AMERICAN
EXPRESS

American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, MN 55474
(800) 333-3437

                                                                  45271 A (2/02)

                       STATEMENT OF ADDITIONAL INFORMATION


                                       FOR

                AMERICAN EXPRESS FLEXCHOICE(SM) VARIABLE ANNUITY

                  AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT

                                 March 4, 2002


American Enterprise Variable Annuity Account is a separate account established and maintained by American Enterprise Life Insurance Company (American Enterprise Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number below. The prospectus is incorporated in this SAI by reference.

American Enterprise Life Insurance Company
829 AXP Financial Center
Minneapolis, MN 55474
(800) 333-3437

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Table of Contents


Performance Information                                       p. 3

Calculating Annuity Payouts                                   p.18

Rating Agencies                                               p.19

Principal Underwriter                                         p.19

Independent Auditors                                          p.19

Condensed Financial Information (Unaudited)                   p.20


Financial Statements

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Performance Information

The subaccounts may quote various performance figures to illustrate past performance. We base total return and current yield quotations (if applicable) on standardized methods of computing performance as required by the Securities and Exchange Commission (SEC). An explanation of the methods used to compute performance follows below.

AVERAGE ANNUAL TOTAL RETURN
We will express quotations of average annual total return for the subaccounts in terms of the average annual compounded rate of return of a hypothetical investment in the contract over a period of one, five and ten years (or, if less, up to the life of the subaccounts), calculated according to the following formula:

                    P(1 + T)(raised to the power of n) = ERV

where:         P = a hypothetical initial payment of $1,000
               T = average annual total return
               n = number of years

             ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period, at the end of the period (or fractional portion thereof)


We calculated the following performance figures on the basis of historical performance of each fund. We show actual performance from the date the subaccounts began investing in the funds. For some subaccounts we do not provide any performance information because they are new and have not had any activity to date. We also show performance from the commencement date of the funds as if the contract existed at that time, which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Average Annual Total Return(a) For Contract Option L With Withdrawal And
Selection Of Death Benefit Option C And The Guaranteed Minimum Income Benefit
Rider For Periods Ending Dec. 31, 2000

                                                                 Performance since
                                                                commencement of the
                                                                   subaccount(b)             Performance of the fund
                                                                                                                       Since
Subaccount   Investing In:                                                         1 year       5 years  10 years  commencement
             AXP(R) VARIABLE PORTFOLIO -
WBCA1          Blue Chip Advantage Fund (3/00; 9/99)(c)              (15.65%)      (18.60%)        --%       --%      (6.36%)
WBND1          Bond Fund (2/02; 10/81)(d)                                --         (4.32)       2.63      6.06        8.12
WCMG1          Cash Management Fund (2/02; 10/81)(d)                     --         (3.95)       2.97      2.53        4.29
WDEI1          Diversified Equity Income Fund (3/00; 9/99)            (0.34)        (9.83)         --        --       (4.76)
WEXI1          Extra Income Fund (3/00; 5/96)                        (17.41)       (17.58)         --        --       (0.04)
WFDI1          Federal Income Fund (3/00; 9/99)                       (1.53)        (1.47)         --        --       (1.33)
WMGD1          Managed Fund (2/02; 4/86)(d)                           --           (11.18)      10.35     10.60        9.45
WNDM1          New Dimensions Fund(R) (3/00; 5/96)                   (20.40)       (17.34)         --        --       15.29
WSCA1          Small Cap Advantage Fund (3/00; 9/99)                 (17.25)        (5.34)         --        --        5.11
             AIM V.I.
WAAC1          Capital Appreciation Fund, Series II
               (2/02; 5/93)(d),(e)                                       --        (18.99)      13.04        --       14.90
WAVA1          Value Fund, Series II (2/02; 5/93)(d),(e)                 --        (22.38)      13.42        --       14.85
             FIDELITY VIP
WFBA1          Balanced Portfolio (Service Class 2)
               (2/02; 1/95)(d),(f)                                       --        (13.21)       7.20        --        7.93
WFGR1          Growth Portfolio (Service Class 2)
               (2/02; 10/86)(d),(f)                                      --        (19.26)      16.69     17.52       13.89
WFFG1          Growth & Income Portfolio (Service Class 2)
               (2/02; 12/96)(d),(f)                                      --        (12.57)         --        --       12.87
WMDC1          Mid Cap Portfolio (Service Class 2)
               (5/01; 12/98)(d),(f)                                      --         21.24          --        --       35.59
             FRANKLIN TEMPLETON VIP TRUST
WSMC1          Franklin Small Cap Fund - Class 2
               (3/00; 11/95)(g)                                      (39.63)       (22.49)      18.87        --       18.71
WVAS1          Franklin Value Securities Fund -
               Class 2 (2/02; 5/98)(d),(g)                               --         13.47          --        --       (5.08)
WMSS1          Mutual Shares Securities Fund -
               Class 2 (3/00; 11/96)(g)                                8.37          2.83          --        --        9.17
WINT1          Templeton International Securities Fund -
               Class 2 (2/02; 5/92)(d),(h)                               --        (11.25)      10.78        --       10.74
             MFS(R)
WSGI1          Investors Trust Series - Service Class
               (2/02; 10/95)(d),(i)                                      --         (9.38)      13.61        --       14.26
WSND1          New Discovery Series - Service Class
               (2/02; 5/98)(d),(i)                                       --        (11.03)         --        --       17.47
WSTR1          Total Return Series - Service Class
               (2/02; 1/95)(d),(i)                                       --          5.17       10.90        --       13.10
WSUT1          Utilities Series - Service Class
               (2/02; 1/95)(d),(i)                                       --         (2.74)      18.42        --       20.47
             PUTNAM VARIABLE TRUST
WGIN1          Putnam VT Growth and Income Fund -
               Class IB Shares (2/02; 2/88)(d),(j)                       --         (1.95)      11.43     12.16       12.10
WINC1          Putnam VT Income Fund - Class IB Shares
               (2/02; 2/88)(d)                                           --         (2.07)       2.64      5.24        5.38
WIGR1          Putnam VT International Growth Fund -
               Class IB Shares (3/00; 1/97)(j)                       (23.30)       (17.78)         --        --       14.72
WVIS1          Putnam VT Vista Fund - Class IB Shares
               (3/00; 1/97)(j)                                       (31.32)       (12.82)         --        --       17.07

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


(a) Current applicable charges deducted from performance include a $40 annual contract administrative charge, a 0.15% variable account administrative charge, a 1.55% mortality and expense risk fee, a 0.30% annual Guaranteed Minimum Income Benefit Rider fee and withdrawal charges associated with Contract Option L. Premium taxes are not reflected in these total returns.
(b) Cumulative return (not annualized) since commencement date of the subaccount.
(c)  (Commencement date of the subaccount; Commencement date of the fund)
(d) The subaccount did not commence operations during the year 2000 and, therefore, it has no performance.
(e) The fund did not commence operations during the year 2000 and, therefore, it has no performance.
(f) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(g) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(h) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(i) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Performance prior to the May 1, 2000 merger reflects the historical performance of the Templeton International Fund. In addition, for periods beginning on May 1, 1997, Class 2 fund performance reflects an additional 12b-1 fee expense which also affects future performance.
(j) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(k) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT International Growth Fund,and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offered as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Average Annual Total Return(a) For Contract Option L Without Withdrawal And
Selection Of Death Benefit Option C And The Guaranteed Minimum Income Benefit
Rider For Periods Ending Dec. 31, 2000

                                                                 Performance since
                                                                commencement of the
                                                                   subaccount(b)             Performance of the fund
                                                                                                                       Since
Subaccount   Investing In:                                                         1 year       5 years  10 years  commencement
             AXP(R) VARIABLE PORTFOLIO -
WBCA1          Blue Chip Advantage Fund (3/00; 9/99)(c)               (9.22%)      (12.37%)        --%       --%       0.85%)
WBND1          Bond Fund (2/02; 10/81)(d)                                --          3.15        2.63      6.06        8.12
WCMG1          Cash Management Fund (2/02; 10/81)(d)                     --          3.56        2.97      2.53        4.29
WDEI1          Diversified Equity Income Fund (3/00; 9/99)             7.41         (2.83)         --        --        0.91
WEXI1          Extra Income Fund (3/00; 5/96)                        (11.05)       (11.26)         --        --       (0.04)
WFDI1          Federal Income Fund (3/00; 9/99)                        6.19          6.25          --        --        4.57
WMGD1          Managed Fund (2/02; 4/86)(d)                              --         (4.30)      10.35     10.60        9.45
WNDM1          New Dimensions Fund(R) (3/00; 5/96)                   (14.36)       (10.99)         --        --       15.29
WSCA1          Small Cap Advantage Fund (3/00; 9/99)                 (10.85)         2.05          --        --       11.33
             AIM V.I.
WAAC1          Capital Appreciation Fund, Series II
               (2/02; 5/93)(d),(e)                                       --        (12.79)      13.04        --       14.90
WAVA1          Value Fund, Series II (2/02; 5/93)(d),(e)                 --        (16.47)      13.42        --       14.85
             FIDELITY VIP
WFBA1          Balanced Portfolio (Service Class 2)
               (2/02; 1/95)(d),(f)                                       --         (6.50)       7.20        --        7.93
WFGR1          Growth Portfolio (Service Class 2)
               (2/02; 10/86)(d),(f)                                      --        (13.08)      16.69     17.52       13.89
WFFG1          Growth & Income Portfolio (Service Class 2)
               (2/02; 12/96)(d),(f)                                      --         (5.81)         --        --       12.87
WMDC1          Mid Cap Portfolio (Service Class 2)
               (5/01; 12/98)(d),(f)                                      --         30.94          --        --       40.08
             FRANKLIN TEMPLETON VIP TRUST
WSMC1          Franklin Small Cap Fund - Class 2
               (3/00; 11/95)(g)                                      (35.12)       (16.59)      18.87        --       18.71
WVAS1          Franklin Value Securities Fund -
               Class 2 (2/02; 5/98)(d),(g)                               --         22.50          --        --       (2.68)
WMSS1          Mutual Shares Securities Fund -
               Class 2 (3/00; 11/96)(g)                               16.89         10.93          --        --        9.17
WINT1          Templeton International Securities Fund -
               Class 2 (2/02; 5/92)(d),(h)                               --         (4.37)      10.78        --       10.74
             MFS(R)
WSGI1          Investors Trust Series - Service Class
               (2/02; 10/95)(d),(i)                                      --         (2.35)      13.61        --       14.26
WSND1          New Discovery Series - Service Class
               (2/02; 5/98)(d),(i)                                       --         (4.14)         --        --       20.39
WSTR1          Total Return Series - Service Class
               (2/02; 1/95)(d),(i)                                       --         13.48       10.90        --       13.10
WSUT1          Utilities Series - Service Class
               (2/02; 1/95)(d),(i)                                       --          4.88       18.42        --       20.47
             PUTNAM VARIABLE TRUST
WGIN1          Putnam VT Growth and Income Fund -
               Class IB Shares (2/02; 2/88)(d),(j)                       --          5.73       11.43     12.16       12.10
WINC1          Putnam VT Income Fund - Class IB Shares
               (2/02; 2/88)(d)                                           --          5.60        2.64      5.24        5.38
WIGR1          Putnam VT International Growth Fund -
               Class IB Shares (3/00; 1/97)(j)                       (17.46)       (11.47)         --        --       16.33
WVIS1          Putnam VT Vista Fund - Class IB Shares
               (3/00; 1/97)(j)                                       (26.15)        (6.08)         --        --       18.72

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


(a) Current applicable charges deducted from performance include a $40 annual contract administrative charge, a 0.15% variable account administrative charge, a 1.55% mortality and expense risk fee and a 0.30% annual Guaranteed Minimum Income Benefit Rider fee. Premium taxes are not reflected in these total returns.
(b)  Cumulative  return  (not  annualized)   since   commencement  date  of  the
     subaccount.
(c)  (Commencement date of the subaccount; Commencement date of the fund)
(d) The subaccount did not commence operations during the year 2000 and, therefore, it has no performance.
(e) The fund did not commence operations during the year 2000 and, therefore, it has no performance.
(f) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(g) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(h) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(i) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Performance prior to the May 1, 2000 merger reflects the historical performance of the Templeton International Fund. In addition, for periods beginning on May 1, 1997, Class 2 fund performance reflects an additional 12b-1 fee expense which also affects future performance.
(j) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(k) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT International Growth Fund,and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offered as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Average Annual Total Return(a) For Contract Option L With Withdrawal And
Selection Of Death Benefit Option A For Periods Ending Dec. 31, 2000

                                                            Performance of the subaccount         Performance of the fund
                                                                                  Since                                     Since
Subaccount   Investing In:                                 1 year    5 years  commencement   1 year   5 years 10 years  commencement
             AXP(R) VARIABLE PORTFOLIO -
WBCA5          Blue Chip Advantage Fund (3/00; 9/99)(b)       --%       --%     (15.18%)(c) (18.06%)      --%      --%     (5.74%)
ESI            Bond Fund (2/95; 10/81)                     (3.64)     3.28        5.70       (3.64)     3.28     6.70       8.79
EMS            Cash Management Fund (2/95; 10/81)          (3.26)     3.62        3.61       (3.26)     3.62     3.12       4.95
WDEI5          Diversified Equity Income Fund
               (3/00; 9/99)                                   --        --        0.17(c)    (9.26)       --       --      (4.16)
EIA            Extra Income Fund (8/99; 5/96)             (17.02)       --      (12.67)     (17.02)       --       --       0.63
WFDI5          Federal Income Fund (3/00; 9/99)               --        --       (1.02)(c)   (0.86)       --       --      (0.72)
EMG            Managed Fund (2/95; 4/86)                  (10.64)    11.01       12.54      (10.64)    11.01    11.20      10.06
EGD            New Dimensions Fund(R) (10/97; 5/96)       (16.79)       --       12.59      (16.79)       --       --      16.00
WSCA5          Small Cap Advantage Fund (3/00; 9/99)          --        --      (16.79)(c)   (4.75)       --       --       5.78
             AIM V.I.
WAAC5          Capital Appreciation Fund, Series II
               (2/02; 5/93)(d),(e)                            --        --          --      (18.45)    13.77       --      15.65
WAVA5          Value Fund, Series II (2/02; 5/93)(d),(e)      --        --          --      (21.85)    14.18       --      15.60
             FIDELITY VIP
WFBA5          Balanced Portfolio (Service Class 2)
               (2/02; 1/95)(d),(f)                            --        --          --      (12.65)     7.87       --       8.60
WFGR5          Growth Portfolio (Service Class 2)
               (2/02; 10/86)(d),(f)                           --        --          --      (18.72)    17.45    18.23      14.63
WFFG5          Growth & Income Portfolio
               (Service Class 2) (2/02; 12/96)(d),(f)         --        --          --      (11.84)       --       --      13.78
WMDC5          Mid Cap Portfolio (Service Class 2)
               (5/01; 12/98)(d),(f)                           --        --          --       21.99        --       --      36.44
             FRANKLIN TEMPLETON VIP TRUST
WSMC5          Franklin Small Cap Fund - Class 2
               (3/00; 11/95)(g)                               --        --      (39.22)(c)  (21.95)    19.66       --      19.42
WVAS5          Franklin Value Securities Fund -
               Class 2 (2/02; 5/98)(d),(g)                    --        --          --       14.18        --       --      (4.42)
EMU            Mutual Shares Securities Fund -
               Class 2 (9/99; 11/96)(g)                     3.47        --        8.37        3.47        --       --       9.83
WINT5          Templeton International Securities Fund -
               Class 2 (2/02; 5/92)(d),(h)                    --        --          --      (10.68)    11.46       --      11.41
             MFS(R)
WSGI5          Investors Trust Series - Service Class
               (2/02; 10/95)(d),(i)                           --        --          --       (8.81)    14.31       --      14.96
WSND5          New Discovery Series - Service Class
               (2/02; 5/98)(d),(i)                            --        --          --      (10.47)       --       --      18.20
WSTR5          Total Return Series - Service Class
               (2/02; 1/95)(d),(i)                            --        --          --        5.83     11.57       --      13.78
WSUT5          Utilities Series - Service Class
               (2/02; 1/95)(d),(i)                            --        --          --       (2.13)    19.13       --      21.21


American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Average Annual Total Return(a) For Contract Option L With Withdrawal And
Selection Of Death Benefit Option A For Periods Ending Dec. 31, 2000 (continued)

                                                            Performance of the subaccount         Performance of the fund
                                                                                  Since                                     Since
Subaccount   Investing In:                                 1 year    5 years  commencement   1 year   5 years 10 years  commencement

             PUTNAM VARIABLE TRUST
EPG            Putnam VT Growth and Income Fund -
               Class IB Shares (10/98; 2/88)(b),(j)        (1.36%)      --%       7.51%      (1.36%)   12.07%   12.76%     12.70%
WINC5          Putnam VT Income Fund -
               Class IB Shares (2/02; 2/88)(d)                --        --          --       (1.46)     3.29     5.87       6.02
EPL            Putnam VT International Growth
               Fund - Class IB Shares (9/99; 1/97)(j)     (17.23)       --        9.91      (17.23)       --       --      15.47
EPT            Putnam VT Vista Fund -
               Class IB Shares (8/99; 1/97)(j)            (12.26)       --       14.12      (12.26)       --       --      17.80

(a) Current applicable charges deducted from performance include a $40 annual contract administrative charge, a 0.15% variable account administrative charge, a 1.25% mortality and expense risk fee and the withdrawal charges associated with Contract Option L. Premium taxes are not reflected in these total returns.
(b) (Commencement date of the subaccount; Commencement date of the fund)
(c) Cumulative return (not annualized) since commencement date of the subaccount.
(d) The subaccount did not commence operations during the year 2000 and, therefore, it has no performance.
(e) The fund did not commence operations during the year 2000 and, therefore, it has no performance.
(f) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(g) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(h) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(i) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Performance prior to the May 1, 2000 merger reflects the historical performance of the Templeton International Fund. In addition, for periods beginning on May 1, 1997, Class 2 fund performance reflects an additional 12b-1 fee expense which also affects future performance.
(j) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(k) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT International Growth Fund,and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offered as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Average Annual Total Return(a) For Contract Option L Without Withdrawal And
Selection Of Death Benefit Option A For Periods Ending Dec. 31, 2000

                                                            Performance of the subaccount         Performance of the fund
                                                                                  Since                                     Since
Subaccount   Investing In:                                 1 year    5 years  commencement   1 year   5 years 10 years  commencement
             AXP(R) VARIABLE PORTFOLIO -
WBCA5          Blue Chip Advantage Fund (3/00; 9/99)(b)       --%       --%      (8.73%)(c) (11.80%)      --%      --%     (0.22%)
ESI            Bond Fund (2/95; 10/81)                      3.87      3.28        5.70        3.87      3.28     6.70       8.79
EMS            Cash Management Fund (2/95; 10/81)           4.29      3.62        3.61        4.29      3.62     3.12       4.95
WDEI5          Diversified Equity Income Fund
               (3/00; 9/99)                                   --        --        7.94(c)    (2.24)       --       --       1.52
EIA            Extra Income Fund (8/99; 5/96)             (10.68)       --       (7.75)     (10.68)       --       --       0.63
WFDI5          Federal Income Fund (3/00; 9/99)               --        --        6.71(c)     6.89        --       --       5.19
EMG            Managed Fund (2/95; 4/86)                   (3.74)    11.01       12.54       (3.74)    11.01    11.20      10.06
EGD            New Dimensions Fund(R) (10/97; 5/96)       (10.42)       --       14.56      (10.42)       --       --      16.00
WSCA5          Small Cap Advantage Fund (3/00; 9/99)          --        --      (10.37)(c)    2.66        --       --      12.02
             AIM V.I.
WAAC5          Capital Appreciation Fund, Series II
               (2/02; 5/93)(d),(e)                            --        --          --      (12.23)    13.77       --      15.65
WAVA5          Value Fund, Series II (2/02; 5/93)(d),(e)      --        --          --      (15.92)    14.18       --      15.60
             FIDELITY VIP
WFBA5          Balanced Portfolio (Service Class 2)
               (2/02; 1/95)(d),(f)                            --        --          --       (5.92)     7.87       --       8.60
WFGR5          Growth Portfolio (Service Class 2)
               (2/02; 10/86)(d),(f)                           --        --          --      (12.52)    17.45    18.23      14.63
WFFG5          Growth & Income Portfolio
               (Service Class 2) (2/02; 12/96)(d),(f)         --        --          --       (5.04)       --       --      13.78
WMDC5          Mid Cap Portfolio (Service Class 2)
               (5/01; 12/98)(d),(f)                           --        --          --       31.73        --       --      40.93
             FRANKLIN TEMPLETON VIP TRUST
WSMC5          Franklin Small Cap Fund - Class 2
               (3/00; 11/95)(g)                               --        --      (34.69)(c)  (16.04)    19.66       --      19.42
WVAS5          Franklin Value Securities Fund -
               Class 2 (2/02; 5/98)(d),(g)                    --        --          --       23.24        --       --      (2.03)
EMU            Mutual Shares Securities Fund -
               Class 2 (9/99; 11/96)(g)                    11.60        --       14.93       11.60        --       --       9.83
WINT5          Templeton International Securities Fund -
               Class 2 (2/02; 5/92)(d),(h)                    --        --          --       (3.78)    11.46       --      11.41
             MFS(R)
WSGI5          Investors Trust Series - Service Class
               (2/02; 10/95)(d),(i)                           --        --          --       (1.75)    14.31       --      14.96
WSND5          New Discovery Series - Service Class
               (2/02; 5/98)(d),(i)                            --        --          --       (3.55)       --       --      21.12
WSTR5          Total Return Series - Service Class
               (2/02; 1/95)(d),(i)                            --        --          --       14.16     11.57       --      13.78
WSUT5          Utilities Series - Service Class
               (2/02; 1/95)(d),(i)                            --        --          --        5.51     19.13       --      21.21

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Average Annual Total Return(a) For Contract Option L Without Withdrawal And
Selection Of Death Benefit Option A For Periods Ending Dec. 31, 2000 (continued)

                                                            Performance of the subaccount         Performance of the fund
                                                                                  Since                                     Since
Subaccount   Investing In:                                 1 year    5 years  commencement   1 year   5 years 10 years  commencement
             PUTNAM VARIABLE TRUST
EPG            Putnam VT Growth and Income Fund -
               Class IB Shares (10/98; 2/88)(b),(j)         6.35%       --%      10.67%       6.35%    12.07%   12.76%     12.70%
WINC5          Putnam VT Income Fund -
               Class IB Shares (2/02; 2/88)(d)                --        --          --        6.24      3.29     5.87       6.02
EPL            Putnam VT International Growth
               Fund - Class IB Shares (9/99; 1/97)(j)     (10.90)       --       16.52      (10.90)       --       --      17.07
EPT            Putnam VT Vista Fund -
               Class IB Shares (8/99; 1/97)(j)             (5.50)       --       20.39       (5.50)       --       --      19.44

(a) Current applicable charges deducted from performance include a $40 annual contract administrative charge, a 0.15% variable account administrative charge and a 1.25% mortality and expense risk fee. Premium taxes are not reflected in these total returns.
(b)  (Commencement date of the subaccount; Commencement date of the fund)
(c) Cumulative return (not annualized) since commencement date of the subaccount.
(d) The subaccount did not commence operations during the year 2000 and, therefore, it has no performance.
(e) The fund did not commence operations during the year 2000 and, therefore, it has no performance.
(f) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(g) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(h) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(i) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Performance prior to the May 1, 2000 merger reflects the historical performance of the Templeton International Fund. In addition, for periods beginning on May 1, 1997, Class 2 fund performance reflects an additional 12b-1 fee expense which also affects future performance.
(j) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(k) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT International Growth Fund,and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offered as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Average Annual Total Return(a) For Contract Option C And Selection Of Death
Benefit Option C And The Guaranteed Minimum Income Benefit Rider For Periods
Ending Dec. 31, 2000

                                                                 Performance since
                                                                commencement of the
                                                                   subaccount(b)             Performance of the fund
                                                                                                                        Since
Subaccount   Investing In:                                                         1 year       5 years   10 years  commencement
             AXP(R) VARIABLE PORTFOLIO -
WBCA9          Blue Chip Advantage Fund (2/02; 9/99)(c)               --%           (12.45%)        --%        --%     (0.96%)
WBND9          Bond Fund (2/02; 10/81)                                --              3.05        2.52       5.95       8.01
WCMG9          Cash Management Fund (2/02; 10/81)                     --              3.46        2.86       2.43       4.18
WDEI9          Diversified Equity Income Fund (2/02; 9/99)            --             (2.93)         --         --       0.79
WEXI9          Extra Income Fund (2/02; 5/96)                         --            (11.22)         --         --      (0.11)
WFDI9          Federal Income Fund (2/02; 9/99)                       --              6.14          --         --       4.55
WMGD9          Managed Fund (2/02; 4/86)                              --             (4.39)      10.24      10.49       9.34
WNDM9          New Dimensions Fund(R) (2/02; 5/96)                    --            (11.06)         --         --      15.18
WSCA9          Small Cap Advantage Fund (2/02; 9/99)                  --              1.95          --         --      11.18
             AIM V.I.
WAAC9          Capital Appreciation Fund, Series II (2/02; 5/93)(d)   --            (12.88)      12.92         --      14.79
WAVA9          Value Fund, Series II (2/02; 5/93)(d)                  --            (16.56)      13.31         --      14.74
             FIDELITY VIP
WFBA9          Balanced Portfolio (Service Class 2)
               (2/02; 1/95)(e)                                        --             (6.59)       7.09         --       7.82
WFGR9          Growth Portfolio (Service Class 2)
               (2/02; 10/86)(e)                                       --            (13.17)      16.57      17.41      13.78
WFFG9          Growth & Income Portfolio (Service Class 2)
               (2/02; 12/96)(e)                                       --             (5.91)         --         --      12.76
WMDC9          Mid Cap Portfolio (Service Class 2)
               (2/02; 12/98)(e)                                       --             30.81          --         --      39.94
             FRANKLIN TEMPLETON VIP TRUST
WSMC9          Franklin Small Cap Fund - Class 2
               (2/02; 11/95)(f)                                       --            (16.64)      18.71         --      18.55
WVAS9          Franklin Value Securities Fund -
               Class 2 (2/02; 5/98)(f)                                --             22.38          --         --      (2.78)
WMSS9          Mutual Shares Securities Fund -
               Class 2 (2/02; 11/96)(f)                               --             10.85          --         --       9.06
WINT9          Templeton International Securities Fund -
               Class 2 (2/02; 5/92)(g)                                --             (4.47)      10.66         --      10.62
             MFS(R)
WSGI9          Investors Trust Series - Service Class
               (2/02; 10/95)(h)                                       --             (2.45)      13.50         --      14.15
WSND9          New Discovery Series - Service Class
               (2/02; 5/98)(h)                                        --             (4.23)         --         --      20.27
WSTR9          Total Return Series - Service Class
               (2/02; 1/95)(h)                                        --             13.36       10.79         --      12.99
WSUT9          Utilities Series - Service Class
               (2/02; 1/95)(h)                                        --              4.77       18.30         --      20.35
             PUTNAM VARIABLE TRUST
WGIN9          Putnam VT Growth and Income Fund -
               Class IB Shares (2/02; 2/88)(i)                        --              5.63       11.32      12.05      11.98
WINC9          Putnam VT Income Fund - Class IB Shares
               (2/02; 2/88)                                           --              5.50        2.53       5.13       5.27
WIGR9          Putnam VT International Growth Fund -
               Class IB Shares (2/02; 1/97)(i)                        --            (11.54)         --         --      16.20
WVIS9          Putnam VT Vista Fund - Class IB Shares
               (2/02; 1/97)(i)                                        --             (6.16)         --         --      18.59

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


(a) Current applicable charges deducted from performance include a $40 annual contract administrative charge, a 0.15% variable account administrative charge, a 1.65% mortality and expense risk fee and a 0.30% annual Guaranteed Minimum Income Benefit Rider fee. Premium taxes are not reflected in these total returns.
(b) The subaccounts did not commence operations during the year 2000 and, therefore, they have no performance.
(c)  (Commencement date of the subaccount; Commencement date of the fund)
(d) The fund did not commence operations during the year 2000 and, therefore, it has no performance.
(e) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(f) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(g) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(h) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Performance prior to the May 1, 2000 merger reflects the historical performance of the Templeton International Fund. In addition, for periods beginning on May 1, 1997, Class 2 fund performance reflects an additional 12b-1 fee expense which also affects future performance.
(i) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(j) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT International Growth Fund,and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offered as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Average Annual Total Return(a) For Contract Option C And Selection Of Death
Benefit Option A For Periods Ending Dec. 31, 2000

                                                                 Performance since
                                                                commencement of the
                                                                   subaccount(b)             Performance of the fund
                                                                                                                       Since
Subaccount   Investing In:                                                         1 year     5 years  10 years  commencement
             AXP(R) VARIABLE PORTFOLIO -
WBCA3          Blue Chip Advantage Fund (3/00; 9/99)(c)               (8.85%)      (11.89%)        --%       --%      (0.33%)
SBND2          Bond Fund (5/00; 10/81)                                 5.20          3.76        3.20      6.60        8.69
SCMG2          Cash Management Fund (5/00; 10/81)                      2.98          4.18        3.53      3.05        4.86
WDEI3          Diversified Equity Income Fund (3/00; 9/99)             7.85         (2.34)         --        --        1.42
WEXI3          Extra Income Fund (3/00; 5/96)                        (10.61)       (10.75)         --        --        0.54
WFDI3          Federal Income Fund (3/00; 9/99)                        6.63          6.78          --        --        5.09
SMGD2          Managed Fund (5/00; 4/86)                              (5.59)        (3.83)      10.92     11.15       10.03
WNDM3          New Dimensions Fund(R) (3/00; 5/96)                   (13.96)       (10.51)         --        --       15.91
WSCA3          Small Cap Advantage Fund (3/00; 9/99)                 (10.45)         2.54          --        --       11.90
             AIM V.I.
WAAC3          Capital Appreciation Fund, Series II
               (2/02; 5/93)(d),(e)                                       --        (12.31)      13.66        --       15.53
WAVA3          Value Fund, Series II (2/02; 5/93)(d),(e)                 --        (16.01)      14.06        --       15.48
             FIDELITY VIP
WFBA3          Balanced Portfolio (Service Class 2)
               (2/02; 1/95)(d),(f)                                       --         (6.01)       7.76        --        8.49
WFGR3          Growth Portfolio (Service Class 2)
               (2/02; 1/00)(d),(f)                                       --        (12.61)      17.34     18.11       14.52
WFFG3          Growth & Income Portfolio (Service Class 2)
               (2/02; 12/96)(d),(f)                                      --         (5.33)         --        --       13.44
WMDC3          Mid Cap Portfolio (Service Class 2)
               (5/01; 12/98)(d),(f)                                      --         31.60          --        --       40.79
             FRANKLIN TEMPLETON VIP TRUST
WSMC3          Franklin Small Cap Fund - Class 2
               (3/00; 11/95)(d),(g)                                  (34.75)       (16.12)      19.54        --       19.31
WVAS3          Franklin Value Securities Fund - Class 2
               (2/02; 5/98)(d),(g)                                       --         23.11          --        --       (2.13)
WMSS3          Mutual Shares Securities Fund - Class 2
               (3/00; 11/96)(g)                                       17.37         11.49          --        --        9.72
WINT3          Templeton International Securities Fund -
               Class 2 (2/02; 5/92)(d),(h)                               --         (3.88)      11.35        --       11.30
             MFS(R)
WSGI3          Investors Trust Series - Service Class
               (2/02; 10/95)(d),(i)                                      --         (1.85)      14.20        --       14.85
WSND3          New Discovery Series - Service Class
               (2/02; 5/98)(d),(i)                                       --         (3.65)         --        --       20.99
WSTR3          Total Return Series - Service Class
               (2/02; 1/95)(d),(i)                                       --         14.05       11.46        --       13.67
WSUT3          Utilities Series - Service Class
               (2/02; 1/95)(d),(i)                                       --          5.41       19.01        --       21.08
             PUTNAM VARIABLE TRUST
WGIN3          Putnam VT Growth and Income Fund -
               Class IB Shares (2/02; 2/88)(d),(j)                       --          6.26       11.99     12.72       12.67
WINC3          Putnam VT Income Fund - Class IB Shares
               (2/02; 2/88)(d)                                           --          6.13        3.19      5.77        5.92
WIGR3          Putnam VT International Growth Fund -
               Class IB Shares (3/00; 1/97)(j)                       (17.06)       (10.99)         --        --       16.94
WVIS3          Putnam VT Vista Fund - Class IB Shares
               (3/00; 1/97)(j)                                       (25.77)        (5.59)         --        --       19.33

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


(a) Current applicable charges deducted from performance include a $40 annual contract administrative charge, a 0.15% variable account administrative charge and a 1.35% mortality and expense risk fee. Premium taxes are not reflected in these total returns.
(b)  Cumulative  return  (not  annualized)   since   commencement  date  of  the
     subaccount.
(c)  (Commencement date of the subaccount; Commencement date of the fund)
(d) The subaccount did not commence operations during the year 2000 and, therefore, it has no performance.
(e) The fund did not commence operations during the year 2000 and, therefore, it has no performance.
(f) The historical performance information relates to that of the Fund Series I shares and not of the Series II shares, which were first offered July 16, 2001. Additional information relating to the Series II shares can be found in the Fund prospectus or Statement of Additional Information.
(g) Initial offering of the Service Class 2 of each fund took place on Jan. 12, 2000. Returns prior to Jan. 12, 2000 through Nov. 3, 1997 are those of the Service Class, which reflect a 12b-1 fee of 0.10%. Service Class 2 returns prior to Nov. 3, 1997 are those of the Initial Class, which has no 12b-1 fee. If Service Class 2's 12b-1 fee of 0.25% had been reflected, returns prior to January 12, 2000 would have been lower.
(h) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Because Class 2 shares were not offered until Jan. 6, 1999, standardized Class 2 fund performance for prior periods represents historical results of Class 1 shares. For periods beginning Jan. 6, 1999 Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(i) Ongoing stock market volatility can dramatically change the fund's short-term performance; current results may differ. Performance prior to the May 1, 2000 merger reflects the historical performance of the Templeton International Fund. In addition, for periods beginning on May 1, 1997, Class 2 fund performance reflects an additional 12b-1 fee expense which also affects future performance.
(j) Service Class shares commenced operations in May 2000. Service Class shares carry a 0.20% annual Rule 12b-1 fee. Service Class share performance includes the performance of the series' Initial Class shares for periods prior to the inception of Service Class shares (blended performance). These blended performance figures have not been adjusted to take into account differences in the class-specific operating expenses (such as Rule 12b-1 fees). Because operating expenses of Service Class shares are higher than those of Initial class shares, the blended Service Class share performance is higher than it would have been had the Service Class shares been offered for the entire period.
(k) Performance information for Class IB shares for periods prior to April 6, 1998 for Putnam VT Growth and Income Fund and for periods prior to April 30, 1998 for Putnam VT International Growth Fund,and Putnam VT Vista Fund are based on the performance of the fund's Class IA shares (not offered as an investment option) adjusted to reflect the fees paid by Class IB shares, including a Rule 12b-1 fee of 0.25%.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

CUMULATIVE TOTAL RETURN
Cumulative total return represents the cumulative change in the value of an investment for a given period (reflecting change in a subaccount's accumulation unit value). We compute cumulative total return by using the following formula:

                                     ERV - P
                                    --------
                                        P

where:         P = a hypothetical initial payment of $1,000

             ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period, at the end of the period (or fractional portion thereof).

Total return figures reflect the deduction of the withdrawal charge (for contract Option L) which assumes you withdraw the entire contract value at the end of the one, five and ten year periods (or, if less, up to the life of the subaccount). We also may show performance figures without the deduction of a withdrawal charge. In addition, total return figures reflect the deduction of all other applicable fees and charges including the contract administrative charge, the variable account administrative charge, the Benefit Protector fee, the Benefit Protector Plus fee, the Guaranteed Minimum Income Benefit Rider fee and the applicable mortality and expense risk fee.


CALCULATION OF YIELD FOR A SUBACCOUNT INVESTING IN A MONEY MARKET FUND Annualized Simple Yield:
For a subaccount investing in a money market fund, we base quotations of simple yield on:

(a) the change in the value of a hypothetical subaccount (exclusive of capital changes and income other than investment income) at the beginning of a particular seven-day period;
(b)  less a pro rata share of the subaccount expenses accrued over the period;
(c) dividing this difference by the value of the subaccount at the beginning of the period to obtain the base period return; and
(d)  raising the base period return to the power of 365/7.

The subaccount's value includes:

o  any declared dividends,
o  the value of any shares purchased with dividends paid during the period, and
o  any dividends declared for such shares.

It does not include:

o  the effect of any applicable withdrawal charge, or
o  any realized or unrealized gains or losses.

Annualized Compound Yield:
We calculate compound yield using the base period return described above, which we then compound according to the following formula:

Compound Yield = [(Base Period Return + 1)365/7] - 1

You must consider (when comparing an investment in subaccounts investing in money market funds with fixed annuities) that fixed annuities often provide an agreed-to or guaranteed yield for a stated period of time, whereas the subaccount's yield fluctuates. In comparing the yield of the subaccount to a money market fund, you should consider the different services that the contract provides.


Annualized Yield Based on 30-Day Period Ending Dec. 31, 2000

Subaccount    Investing in:                                                   Simple yield         Compound yield
EMS           AXP(R) Variable Portfolio - Cash Management Fund                  4.50%                   4.60%
SCMG2         AXP(R) Variable Portfolio - Cash Management Fund                  4.45                    4.55
SCMG1         AXP(R) Variable Portfolio - Cash Management Fund                  4.33                    4.22
WCMG1         AXP(R) Variable Portfolio - Cash Management Fund                    --                      --
WCMG9         AXP(R) Variable Portfolio - Cash Management Fund                    --                      --

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

ANNUALIZED YIELD FOR SUBACCOUNTS INVESTING IN INCOME FUNDS
For the subaccounts investing in income funds, we base quotations of yield on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and compute it by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period, according to the following formula:

                  YIELD = 2[(a - b + 1)(to the power of 6) - 1]
                             -----
                              cd

where: a = dividends and investment income earned during the period b = expenses accrued for the period (net of reimbursements) c = the average daily number of accumulation units outstanding during the period that were entitled to receive dividends
               d = the maximum offering price per accumulation unit on the last day of the period


The subaccount earns yield from the increase in the net asset value of shares of the fund in which it invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund.

Annualized Yield Based on the 30-Day Period Ending Dec. 31, 2000

Subaccount    Investing in:                                                                             Yield
ESI           AXP(R) Variable Portfolio - Bond Fund                                                     6.93%
SBND2         AXP(R) Variable Portfolio - Bond Fund                                                     7.13
SBND1         AXP(R) Variable Portfolio - Bond Fund                                                     6.84
WBND1         AXP(R) Variable Portfolio - Bond Fund                                                       --
WBND2         AXP(R) Variable Portfolio - Bond Fund                                                       --
WDEI5         AXP(R) Variable Portfolio - Diversified Equity Income Fund                                0.00
WDEI3         AXP(R) Variable Portfolio - Diversified Equity Income Fund                                0.00
SDEI1         AXP(R) Variable Portfolio - Diversified Equity Income Fund                                0.00
WDEI1         AXP(R) Variable Portfolio - Diversified Equity Income Fund                                0.00
WDEI9         AXP(R) Variable Portfolio - Diversified Equity Income Fund                                  --
EIA           AXP(R) Variable Portfolio - Extra Income Fund                                            10.98
WEXI3         AXP(R) Variable Portfolio - Extra Income Fund                                            10.34
SEXI1         AXP(R) Variable Portfolio - Extra Income Fund                                            10.37
WEXI1         AXP(R) Variable Portfolio - Extra Income Fund                                            10.83
WEXI9         AXP(R) Variable Portfolio - Extra Income Fund                                               --
WFDI5         AXP(R) Variable Portfolio - Federal Income Fund                                           5.39
WFDI3         AXP(R) Variable Portfolio - Federal Income Fund                                           5.25
SFDI1         AXP(R) Variable Portfolio - Federal Income Fund                                           4.11
WFDI1         AXP(R) Variable Portfolio - Federal Income Fund                                           2.93
WFDI9         AXP(R) Variable Portfolio - Federal Income Fund                                             --


The yield on the subaccount's accumulation unit may fluctuate daily and does not provide a basis for determining future yields.

Independent rating or statistical services or publishers or publications such as those listed below may quote subaccount performance, compare it to rankings, yields or returns, or use it in variable annuity accumulation or settlement illustrations they publish or prepare.

   The Bank Rate Monitor National Index, Barron's, Business Week, CDA Technologies, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Business Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Morningstar, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News and World
   Report,  The Wall Street  Journal  and  Wiesenberger  Investment  Companies
   Service.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Calculating Annuity Payouts

THE VARIABLE ACCOUNT
We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

Initial Payout: To compute your first monthly payment, we:

o determine the dollar value of your contract on the valuation date and then deduct any applicable premium tax; then
o apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.

Annuity Units: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

Subsequent Payouts: To compute later payouts, we multiply:

o  the annuity unit value on the valuation date; by
o  the fixed number of annuity units credited to you.

Annuity Unit Values: We originally set this value at $1 for each subaccount. To calculate later values we multiply the last annuity value by the product of:

o  the net investment factor; and
o  the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

Net Investment Factor:

We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o  dividing that sum by the previous adjusted net asset value per share; and

o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.


Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a subaccount.

THE ONE-YEAR FIXED ACCOUNT
We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

o take the value of your one-year fixed account at the retirement date or the date you selected to begin receiving your annuity payouts; then
o using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Rating Agencies


We receive ratings given to us by independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the subaccounts of the contract. This information relates only to our general account and reflects our ability to make annuity payouts and to pay death benefits and other distributions from the contract.

For detailed information on the agency ratings given to American Enterprise Life please contact your sales representative or view our current ratings by visiting the agency Web sites directly at:

Rating agency
A.M. Best                               www.ambest.com
Fitch (formerly Duff & Phelps)          www.fitchratings.com
Moody's                                 www.moodys.com/insurance

A.M. Best -- Rates insurance companies for their financial strength. Fitch -- Rates insurance companies for their claims-paying ability. Moody's -- Rates insurance companies for their financial strength.


Principal Underwriter

The principal underwriter for the contracts is American Express Financial Advisors Inc. (AEFA) which offers them on a continuous basis.


Withdrawal charges received by AEFA for the last year aggregated total $622,606.


Commissions paid by American Enterprise Life for the last year aggregated total $32,468,381.

This contract was new as of 2000 and, therefore, we do not have three years of history for withdrawal charges received and commissions paid.

Independent Auditors

The financial statements appearing in this SAI have been audited by Ernst & Young LLP (1400 Pillsbury Center, 200 South Sixth Street, Minneapolis, MN 55402) independent auditors, as stated in their report appearing herein.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Condensed Financial Information

(Unaudited)


The following tables give per-unit information about the financial history of each existing subaccount. We have not provided this information for some subaccounts because they are new and do not have any history.

Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount WBCA5(1) (Investing in shares of AXP(R) Variable Portfolio - Blue Chip Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.91       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)                5       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --       --

Subaccount WBCA3(1) (Investing in shares of AXP(R) Variable Portfolio - Blue Chip Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.91       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              789       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount SBCA1(2) (Investing in shares of AXP(R) Variable Portfolio - Blue Chip Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.93       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              738       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --       --

Subaccount WBCA1(1) (Investing in shares of AXP(R) Variable Portfolio - Blue Chip Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.91       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               81       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --       --

Subaccount ESI(3) (Investing in shares of AXP(R) Variable Portfolio - Bond Fund)
Accumulation unit value at beginning of period                                     $1.33    $1.33    $1.33    $1.24   $1.17    $1.00
Accumulation unit value at end of period                                           $1.38    $1.33    $1.33    $1.33   $1.24    $1.17
Number of accumulation units outstanding at end of period (000 omitted)            9,498    8,127    5,689    2,544   1,377      414
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%   1.50%    1.50%

Subaccount SBND2(4) (Investing in shares of AXP(R) Variable Portfolio - Bond Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.03       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               64       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount SBND1(2) (Investing in shares of AXP(R) Variable Portfolio - Bond Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.03       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              688       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --       --

Subaccount EMS(3) (Investing in shares of AXP(R) Variable Portfolio - Cash Management Fund)
Accumulation unit value at beginning of period                                     $1.18    $1.15    $1.11    $1.07   $1.03    $1.00
Accumulation unit value at end of period                                           $1.24    $1.18    $1.15    $1.11   $1.07    $1.03
Number of accumulation units outstanding at end of period (000 omitted)            4,421      941      749      231     241      132
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%   1.50%    1.50%

Subaccount SCMG2(4) (Investing in shares of AXP(R) Variable Portfolio - Cash Management Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.03       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)            2,613       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount SCMG1(2) (Investing in shares of AXP(R) Variable Portfolio - Cash Management Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.03       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)           11,511       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --       --

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount WDEI5(1) (Investing in shares of AXP(R) Variable Portfolio - Diversified Equity Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.08       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)                7       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --      --

Subaccount WDEI3(1) (Investing in shares of AXP(R) Variable Portfolio - Diversified Equity Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.08       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               66       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount SDEI1(2) (Investing in shares of AXP(R) Variable Portfolio - Diversified Equity Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.07       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               52       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --      --

Subaccount WDEI1(1) (Investing in shares of AXP(R) Variable Portfolio - Diversified Equity Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.08       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               40       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount EIA(5) (Investing in shares of AXP(R) Variable Portfolio - Extra Income Fund)
Accumulation unit value at beginning of period                                     $1.00    $1.00       --       --      --      --
Accumulation unit value at end of period                                           $0.90    $1.00       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              556        8       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%       --       --      --      --

Subaccount WEXI3(1) (Investing in shares of AXP(R) Variable Portfolio - Extra Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.87       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              310       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount SEXI1(2) (Investing in shares of AXP(R) Variable Portfolio - Extra Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.88       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              390       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --      --

Subaccount WEXI1(1) (Investing in shares of AXP(R) Variable Portfolio - Extra Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.87       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)                8       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount WFDI5(1) (Investing in shares of AXP(R) Variable Portfolio - Federal Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.06       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               39       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --      --

Subaccount WFDI3(1) (Investing in shares of AXP(R) Variable Portfolio - Federal Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.05       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              272       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount SFDI1(2) (Investing in shares of AXP(R) Variable Portfolio - Federal Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.06       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               24       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --      --

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount WFDI1(1) (Investing in shares of AXP(R) Variable Portfolio - Federal Income Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.05       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               65       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --       --

Subaccount EMG(3) (Investing in shares of AXP(R) Variable Portfolio - Managed Fund)
Accumulation unit value at beginning of period                                     $2.07    $1.83    $1.60    $1.36   $1.18    $1.00
Accumulation unit value at end of period                                           $1.99    $2.07    $1.83    $1.60   $1.36    $1.18
Number of accumulation units outstanding at end of period (000 omitted)            6,779    5,985    4,684    2,944   1,546      589
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%   1.50%    1.50%

Subaccount SMGD2(4) (Investing in shares of AXP(R) Variable Portfolio - Managed Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.94       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               51       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount SMGD1(2) (Investing in shares of AXP(R) Variable Portfolio - Managed Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.98       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              613       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --       --

Subaccount EGD(6) (Investing in shares of AXP(R) Variable Portfolio - New Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.72    $1.32    $1.05    $1.00      --       --
Accumulation unit value at end of period                                           $1.54    $1.72    $1.32    $1.05      --       --
Number of accumulation units outstanding at end of period (000 omitted)            3,717    2,141    1,108       69      --       --
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%    1.40%      --       --

Subaccount WNDM3(1) (Investing in shares of AXP(R) Variable Portfolio - New Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.86       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)            2,130       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount SNDM1(2) (Investing in shares of AXP(R) Variable Portfolio - New Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.90       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)            2,468       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --       --

Subaccount WNDM1(1) (Investing in shares of AXP(R) Variable Portfolio - New Dimensions Fund(R))
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.86       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              198       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --       --

Subaccount WSCA5(1) (Investing in shares of AXP(R) Variable Portfolio - Small Cap Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.90       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)               16       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --       --

Subaccount WSCA3(1) (Investing in shares of AXP(R) Variable Portfolio - Small Cap Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $0.90       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              173       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --       --

Subaccount SSCA1(2) (Investing in shares of AXP(R) Variable Portfolio - Small Cap Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --       --
Accumulation unit value at end of period                                           $1.00       --       --       --      --       --
Number of accumulation units outstanding at end of period (000 omitted)              147       --       --       --      --       --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --       --

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount WSCA1(1) (Investing in shares of AXP(R) Variable Portfolio - Small Cap Advantage Fund)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.89       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               39       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount WSMC5(1) (Investing in shares of FTVIPT Franklin Small Cap Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.61       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              260       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%       --       --       --      --      --

Subaccount WSMC3(1) (Investing in shares of FTVIPT Franklin Small Cap Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.61       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              797       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount WSMC1(1) (Investing in shares of FTVIPT Franklin Small Cap Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.60       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              120       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount EMU(7) (Investing in shares of FTVIPT Mutual Shares Securities Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.05    $1.00       --       --      --      --
Accumulation unit value at end of period                                           $1.17    $1.05       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              170       31       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%       --       --      --      --

Subaccount WMSS3(1) (Investing in shares of FTVIPT Mutual Shares Securities Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.11       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               39       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount SMSS1(2) (Investing in shares of FTVIPT Mutual Shares Securities Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.19       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)               79       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.60%       --       --       --      --      --

Subaccount WMSS1(1) (Investing in shares of FTVIPT Mutual Shares Securities Fund - Class 2)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $1.11       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)                6       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount EPG(8) (Investing in shares of Putnam VT Growth and Income Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.18    $1.18    $1.00       --      --      --
Accumulation unit value at end of period                                           $1.26    $1.18    $1.18       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)            6,616    4,302      239       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%    1.40%       --      --      --

Subaccount EPL(7) (Investing in shares of Putnam VT International Growth Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.33    $1.00       --       --      --      --
Accumulation unit value at end of period                                           $1.19    $1.33       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)            2,192      347       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%       --       --      --      --

Subaccount WIGR3(1) (Investing in shares of Putnam VT International Growth Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.75       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)            2,678       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Year ended Dec. 31,                                                                 2000     1999     1998     1997    1996     1995

Subaccount WIGR1(1) (Investing in shares of Putnam VT International Growth Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.75       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              708       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

Subaccount EPT(5) (Investing in shares of Putnam VT Vista Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.48    $1.00       --       --      --      --
Accumulation unit value at end of period                                           $1.40    $1.48       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              403        1       --       --      --      --
Ratio of operating expense to average net assets                                   1.40%    1.40%       --       --      --      --

Subaccount WVIS3(1) (Investing in shares of Putnam VT Vista Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.74       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)            2,513       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.50%       --       --       --      --      --

Subaccount WVIS1(1) (Investing in shares of Putnam VT Vista Fund - Class IB Shares)
Accumulation unit value at beginning of period                                     $1.00       --       --       --      --      --
Accumulation unit value at end of period                                           $0.73       --       --       --      --      --
Number of accumulation units outstanding at end of period (000 omitted)              814       --       --       --      --      --
Ratio of operating expense to average net assets                                   1.70%       --       --       --      --      --

(1)  Operations commenced on March 3, 2000.
(2)  Operations commenced on Feb. 11, 2000.
(3)  Operations commenced on Feb. 21, 1995.
(4)  Operations commenced on May 1, 2000.
(5)  Operations commenced on Aug. 26, 1999.
(6)  Operations commenced on Oct. 29, 1997.
(7)  Operations commenced on Sept. 22, 1999.
(8)  Operations commenced on Oct. 5, 1998.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Assets and Liabilities

December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Assets                                        WBCA5      WBCA3       SBCA1         WBCA1        ESI           SBND2       SBND1
Investments in shares of mutual funds and portfolios:
   at cost                                  $94,453   $1,008,228   $1,089,733     $239,221   $13,766,541     $408,007   $1,520,488
                                            -------   ----------   ----------     --------   -----------     --------   ----------
   at market value                          $88,138     $824,150     $943,115     $211,261   $13,100,494     $406,869   $1,516,795
Dividends receivable                             --           --           --           --        61,562        1,983        7,062
Accounts receivable from American Enterprise
   Life for contract purchase payments          998           --           --           --            --           --           --

Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --           --           --
                                            -------   ----------   ----------     --------   -----------     --------   ----------
Total assets                                 89,136      824,150      943,115      211,261    13,162,056      408,852    1,523,857
                                             ======      =======      =======      =======    ==========      =======    =========

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee                90          918        1,162          261        14,023          490        1,865
   Administrative charge                         11          102          120           25         1,683           54          193
   Contract terminations                         --            6            7           --        24,012       61,526       31,136
Payable to mutual funds and portfolios for
   investments purchased                         --           --           --           --            --           --           --
                                            -------   ----------   ----------     --------   -----------     --------   ----------
Total liabilities                               101        1,026        1,289          286        39,718       62,070       33,194
                                            -------   ----------   ----------     --------   -----------     --------   ----------
Net assets applicable to contracts in
   accumulation period                       89,035      823,124      941,826      210,975   $13,108,485      346,782    1,490,663
Net assets applicable to contracts in
   payment period                                --           --           --           --        13,853           --           --
                                            =======     ========     ========     ========   ===========     ========   ==========
Total net assets                            $89,035     $823,124     $941,826     $210,975   $13,122,338     $346,782   $1,490,663
                                            =======     ========     ========     ========   ===========     ========   ==========
Accumulation units outstanding              118,356    1,096,767    1,229,033      281,960     8,923,249      316,869    1,362,937
                                            =======    =========    =========      =======     =========      =======    =========
Net asset value per accumulation unit         $0.75        $0.75        $0.77        $0.75         $1.47        $1.09        $1.09
                                              =====        =====        =====        =====         =====        =====        =====

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------


Statements of Assets and Liabilities

December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Assets                                       EMS         SCMG2       SCMG1         WDEI5         WDEI3        SDEI1        WDEI1
Investments in shares of mutual funds and portfolios:
   at cost                              $10,636,787   $4,251,833  $11,992,250     $114,548      $244,153     $390,467     $151,981
                                        -----------   ----------  -----------     --------      --------     --------     --------
   at market value                      $10,636,500   $4,251,735  $11,991,940     $116,442      $242,292     $396,651     $156,250
Dividends receivable                         17,272        6,609       18,459           --            --           --           --

Accounts receivable from American Enterprise
   Life for contract purchase payments           --           --           --        8,486           302           --           --
Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --           --           --
                                        -----------   ----------  -----------     --------      --------     --------     --------
Total assets                             10,653,772    4,258,344   12,010,399      124,928       242,594      396,651      156,250
                                         ==========    =========   ==========      =======       =======      =======      =======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee            12,144        5,030       15,091          116           279          487          170
   Administrative charge                      1,457          559        1,561           14            31           50           16
   Contract terminations                     14,931        9,678       31,880           --            --           --           --
Payable to mutual funds and portfolios
   for investments purchased                                  --           --           --           --            --           --
                                        -----------   ----------  -----------     --------      --------     --------     --------
Total liabilities                            28,532       15,267       48,532          130           310          537          186
                                        -----------   ----------  -----------     --------      --------     --------     --------
Net assets applicable to contracts in
   accumulation period                  $10,625,231    4,170,277   11,961,867      124,798       242,284      396,114      156,064
Net assets applicable to contracts in
   payment period                                 9       72,800           --           --            --           --           --
                                        ===========   ==========  ===========     ========      ========     ========     ========
Total net assets                        $10,625,240   $4,243,077  $11,961,867     $124,798      $242,284     $396,114     $156,064
                                        ===========   ==========  ===========     ========      ========     ========     ========
Accumulation units outstanding            8,408,678    3,979,500   11,399,177      114,711       223,084      367,200      144,235
                                        ===========   ==========  ===========     ========      ========     ========     ========
Net asset value per accumulation unit         $1.26        $1.05        $1.05        $1.09         $1.09        $1.08        $1.08
                                              =====        =====        =====        =====         =====        =====        =====

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Assets and Liabilities

December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Assets                                      EIA           WEXI3      SEXI1          WEXI1        WFDI5       WFDI3         SFDI1
Investments in shares of mutual funds and portfolios:
   at cost                               $5,093,691     $599,297   $2,279,175      $83,049      $128,595   $1,758,723     $469,394
                                         ----------     --------   ----------      -------      --------   ----------     --------
   at market value                       $5,000,906     $564,065   $2,212,114      $80,712      $129,454   $1,763,601     $468,903
Dividends receivable                         46,833        5,120       18,630          730           605        8,092        2,239
Accounts receivable from American Enterprise
   Life for contract purchase payments        6,993          302           --           --            --          302           --
Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --           --           --
                                         ----------     --------   ----------      -------      --------   ----------     --------
Total assets                              5,054,732      569,487    2,230,744       81,442       130,059    1,771,995      471,142
                                          =========      =======    =========       ======       =======    =========      =======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee             5,502          652        2,547          107           139        1,990          592
   Administrative charge                        660           72          264           10            16          221           61
   Contract terminations                         --           --           --           --            --           --           --
Payable to mutual funds and portfolios
   for investments purchased                     --           --           --           --            --           --           --
                                         ----------     --------   ----------      -------      --------   ----------     --------
Total liabilities                             6,162          724        2,811          117           155        2,211          653
                                         ----------     --------   ----------      -------      --------   ----------     --------
Net assets applicable to contracts in
   accumulation period                   $5,048,570      568,763    2,227,933       81,325       129,904    1,769,784      470,489
Net assets applicable to contracts in
   payment period                                --           --           --           --            --           --           --
                                         ==========     ========   ==========      =======      ========   ==========     ========
Total net assets                         $5,048,570     $568,763   $2,227,933      $81,325      $129,904   $1,769,784     $470,489
                                         ==========     ========   ==========      =======      ========   ==========     ========
Accumulation units outstanding            5,448,890      633,190    2,457,656       90,219       117,173    1,608,525      423,532
                                         ==========     ========   ==========      =======      ========   ==========     ========
Net asset value per accumulation unit         $0.93        $0.90        $0.91        $0.90         $1.11        $1.10        $1.11
                                              =====        =====        =====        =====         =====        =====        =====

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Assets and Liabilities

December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Assets                                        WFDI1      EMG           SMGD2        SMGD1        EGD         WNDM3        SNDM1
Investments in shares of mutual funds and portfolios:
   at cost                                 $451,801  $13,404,266     $162,594     $854,266    $6,418,939   $2,773,519   $2,733,617
                                           --------  -----------     --------     --------    ----------   ----------   ----------
   at market value                         $452,393  $11,280,845     $147,269     $735,141    $5,323,764   $2,202,965   $2,142,412
Dividends receivable                          2,004           --           --           --            --           --           --
Accounts receivable from American Enterprise
   Life for contract purchase payments           --           --           --           --        52,906       10,178           --
Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --           --           --
                                           --------  -----------     --------     --------    ----------   ----------   ----------
Total assets                                454,397   11,280,845      147,269      735,141     5,376,670    2,213,143    2,142,412
                                            =======   ==========      =======      =======     =========    =========    =========

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee               566       11,995          169          911         5,654        2,494        2,630
   Administrative charge                         55        1,439           19           94           678          277          272
   Contract terminations                         --          268           --            4            --           --          382
Payable to mutual funds and portfolios
   for investments purchased                     --           --           --           --            --           --           --
                                           --------  -----------     --------     --------    ----------   ----------   ----------
Total liabilities                               621       13,702          188        1,009         6,332        2,771        3,284
                                           --------  -----------     --------     --------    ----------   ----------   ----------
Net assets applicable to contracts in
   accumulation period                      453,776  $11,254,761      147,081      734,132    $5,370,338    2,210,372    2,139,128
Net assets applicable to contracts in
   payment period                                --       12,382           --           --            --           --           --
                                           ========  ===========     ========     ========    ==========   ==========   ==========
Total net assets                           $453,776  $11,267,143     $147,081     $734,132    $5,370,338   $2,210,372   $2,139,128
                                           ========  ===========     ========     ========    ==========   ==========   ==========
Accumulation units outstanding              412,908    6,403,672      177,870      850,625     4,236,699    3,127,972    2,896,006
                                           ========  ===========     ========     ========    ==========   ==========   ==========
Net asset value per accumulation unit         $1.10        $1.76        $0.83        $0.86         $1.27        $0.71        $0.74
                                              =====        =====        =====        =====         =====        =====        =====

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Assets and Liabilities

December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Assets                                        WNDM1        WSCA5        WSCA3        SSCA1         WSCA1        WMDC5        WMDC3
Investments in shares of mutual funds and portfolios:
   at cost                                 $312,445      $71,349     $293,258     $431,263       $68,401      $95,296     $157,482
                                           --------      -------     --------     --------       -------      -------     --------
   at market value                         $255,777      $72,739     $303,446     $437,530       $65,161      $99,826     $165,341
Dividends receivable                             --           --           --           --            --           --           --
Accounts receivable from American Enterprise
   Life for contract purchase payments           --        1,140          151          121            --           --          809
Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --          115          204
                                           --------      -------     --------     --------       -------      -------     --------
Total assets                                255,777       73,879      303,597      437,651        65,161       99,941      166,354
                                            =======       ======      =======      =======        ======       ======      =======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee               335           73          337          525            85          103          184
   Administrative charge                         33            9           37           54             8           12           20
   Contract terminations                         --           --           --           --            --           --           --
Payable to mutual funds and portfolios
   for investments purchased                     --           --           --           --            --           --          809
                                           --------      -------     --------     --------       -------      -------     --------
Total liabilities                               368           82          374          579            93          115        1,013
                                           --------      -------     --------     --------       -------      -------     --------
Net assets applicable to contracts in
   accumulation period                      255,409       73,797      303,223      437,072        65,068       99,826      165,341
Net assets applicable to contracts in
   payment period                                --           --           --           --            --           --           --
                                           ========      =======     ========     ========       =======      =======     ========
Total net assets                           $255,409      $73,797     $303,223     $437,072       $65,068      $99,826     $165,341
                                           ========      =======     ========     ========       =======      =======     ========
Accumulation units outstanding              362,662       89,259      367,444      474,105        79,135       93,943      155,709
                                           ========      =======     ========     ========       =======      =======     ========
Net asset value per accumulation unit         $0.70        $0.83        $0.83        $0.92         $0.82        $1.06        $1.06
                                              =====        =====        =====        =====         =====        =====        =====

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Assets and Liabilities

December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Assets                                        WMDC1        WSMC5      WSMC3        WSMC1          EMU         WMSS3        SMSS1
Investments in shares of mutual funds and portfolios:
   at cost                                  $12,590     $393,230   $1,438,139     $325,167      $681,235     $384,737     $612,873
                                            -------     --------   ----------     --------      --------     --------     --------
   at market value                          $13,647     $366,045   $1,311,681     $310,383      $673,880     $380,068     $593,143
Dividends receivable                             --           --           --           --            --           --           --
Accounts receivable from American Enterprise
   Life for contract purchase payments           --       25,689           --           --        28,144        3,384           --
Receivable from mutual funds and portfolios
   for share redemptions                         20          395       10,902          419           746          442        8,200
                                            -------     --------   ----------     --------      --------     --------     --------
Total assets                                 13,667      392,129    1,322,583      310,802       702,770      383,894      601,343
                                             ======      =======    =========      =======       =======      =======      =======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee                18          353        1,492          382           666          398          736
   Administrative charge                          2           42          166           37            80           44           76
   Contract terminations                         --           --        9,244           --            --           --        7,388
Payable to mutual funds and portfolios
   for investments purchased                     --       25,689           --           --        28,144        3,384           --
                                            -------     --------   ----------     --------      --------     --------     --------
Total liabilities                                20       26,084       10,902          419        28,890        3,826        8,200
                                            -------     --------   ----------     --------      --------     --------     --------
Net assets applicable to contracts in
   accumulation period                       13,647      366,045    1,311,681      310,383      $673,880      380,068      593,143
Net assets applicable to contracts in
   payment period                                --           --           --           --            --           --           --
                                            =======     ========   ==========     ========      ========     ========     ========
Total net assets                            $13,647     $366,045   $1,311,681     $310,383      $673,880     $380,068     $593,143
                                            =======     ========   ==========     ========      ========     ========     ========
Accumulation units outstanding               12,870      723,446    2,596,508      616,623       546,335      324,208      472,993
                                             ======      =======    =========      =======       =======      =======      =======
Net asset value per accumulation unit         $1.06        $0.51        $0.51        $0.50         $1.23        $1.17        $1.25
                                              =====        =====        =====        =====         =====        =====        =====

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Assets and Liabilities

December 31, 2001 (Unaudited)

                                                                   Segregated Asset Subaccounts
Assets                           WMSS1      EPG          EPL         WIGR3         WIGR1         EPT         WVIS3        WVIS1
Investments in shares of mutual funds and portfolios:
   at cost                     $26,936   $8,106,342   $2,121,939   $3,098,896     $930,749    $1,020,020   $3,335,794   $1,185,873
                               -------   ----------   ----------   ----------     --------    ----------   ----------   ----------
   at market value             $27,810   $7,289,538   $1,651,442   $2,370,620     $727,520      $716,724   $2,228,274     $805,154
Dividends receivable                --           --           --           --           --            --           --           --
Accounts receivable from
   American Enterprise Life
   for contract purchase
   payments                         --        5,678       21,233           --           --         2,961       10,039           --
Receivable from mutual funds
   and portfolios for
   share redemptions                35        8,628        1,856        7,178        1,041           830        2,777        1,130
                               -------   ----------   ----------   ----------     --------    ----------   ----------   ----------
Total assets                    27,845    7,303,844    1,674,531    2,377,798      728,561       720,515    2,241,090      806,284
                                ======    =========    =========    =========      =======       =======    =========      =======

Liabilities
Payable to American Enterprise
   Life for:
   Mortality and expense risk fee   32        7,704        1,657        2,690          949           741        2,499        1,030
   Administrative charge             3          924          199          299           92            89          278          100
   Contract terminations            --           --           --        4,189           --            --           --           --
Payable to mutual funds and
   portfolios for investments
   purchased                        --        5,678       21,233           --           --         2,961       10,039           --
                               -------   ----------   ----------   ----------     --------    ----------   ----------   ----------
Total liabilities                   35       14,306       23,089        7,178        1,041         3,791       12,816        1,130
                               -------   ----------   ----------   ----------     --------    ----------   ----------   ----------
Net assets applicable to
   contracts in accumulation
   period                       27,810   $7,289,538   $1,651,442    2,370,620      727,520       716,724    2,228,274      805,154
Net assets applicable to
   contracts in payment period      --           --           --           --           --            --           --           --
                               =======   ==========   ==========   ==========     ========      ========   ==========     ========
Total net assets               $27,810   $7,289,538   $1,651,442   $2,370,620     $727,520      $716,724   $2,228,274     $805,154
                               =======   ==========   ==========   ==========     ========      ========   ==========     ========
Accumulation units
   outstanding                  23,784    6,280,095    1,775,441    4,039,987    1,244,429       781,502    4,623,626    1,675,935
                                ======    =========    =========    =========    =========       =======    =========    =========
Net asset value per
   accumulation unit             $1.17        $1.16        $0.93        $0.59        $0.58         $0.92        $0.48        $0.48
                                 =====        =====        =====        =====        =====         =====        =====        =====

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Operations

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Investment income                             WBCA5        WBCA3        SBCA1        WBCA1        ESI          SBND2        SBND1
Dividend income from mutual funds
   and portfolios                           $   290    $   5,537    $   6,217     $  1,158    $  873,779      $14,120     $123,012
Variable account expenses                       610       11,152       13,690        2,720       191,594        3,336       30,364
                                                ---       ------       ------        -----       -------        -----       ------
Investment income (loss) - net                 (320)      (5,615)      (7,473)      (1,562)      682,185       10,784       92,648
                                               ====       ======       ======       ======       =======       ======       ======

Realized and unrealized gain (loss) on investments - net
Realized gain (loss) on sales of investments
   in mutual funds and portfolios:
   Proceeds from sales                          739      189,445      753,026       30,730     2,569,776       85,912    4,387,167
   Cost of investments sold                     814      233,507      848,964       34,572     2,699,735       85,246    4,385,042
                                                ---      -------      -------       ------     ---------       ------    ---------
Net realized gain (loss) on sales
   of investments                               (75)     (44,062)     (95,938)      (3,842)     (129,959)         666        2,125
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation or
   depreciation of investments               (5,895)    (109,943)     (84,481)     (22,779)       249,511      (2,242)     (12,724)
                                             ------     --------      -------      -------        -------      ------      -------
Net gain (loss) on investments               (5,970)    (154,005)    (180,419)     (26,621)       119,552      (1,576)     (10,599)
                                             ------     --------     --------      -------        -------      ------      -------
Net increase (decrease) in net assets
   resulting from operations                $(6,290)   $(159,620)   $(187,892)    $(28,183)   $   801,737     $ 9,208      $82,049
                                            =======    =========    =========     ========       ========      ======      =======

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Operations

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Investment income                               EMS        SCMG2        SCMG1        WDEI5         WDEI3        SDEI1        WDEI1
Dividend income from mutual funds
   and portfolios                       $   378,788   $  140,086  $   539,123       $  630       $ 2,190   $    4,440      $   947
Variable account expenses                   158,115       59,862      242,770          671         2,464        5,099        1,285
                                            -------       ------      -------          ---         -----        -----        -----
Investment income (loss) - net              220,673       80,224      296,353          (41)         (274)        (659)        (338)
                                            =======       ======      =======          ===          ====         ====         ====

Realized and unrealized gain (loss) on investments - net
Realized gain (loss) on sales of investments
   in mutual funds and portfolios:
   Proceeds from sales                   41,072,518    5,774,193   40,299,468        5,329       168,391    2,217,200       11,633
   Cost of investments sold              41,073,614    5,774,140   40,299,419        5,513       170,206    2,267,130       11,200
                                         ----------    ---------   ----------        -----       -------    ---------       ------
Net realized gain (loss) on sales
   of investments                            (1,096)          53           49         (184)       (1,815)     (49,930)         433
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation
   or depreciation of investments               605         (177)        (576)       1,747        (3,989)       4,363        3,152
                                                ---         ----         ----        -----        ------        -----        -----
Net gain (loss) on investments                 (491)        (124)        (527)       1,563        (5,804)     (45,567)       3,585
                                               ----         ----         ----        -----        ------      -------        -----
Net increase (decrease) in net assets
   resulting from operations            $   220,182   $   80,100  $   295,826       $1,522       $(6,078)  $  (46,226)     $ 3,247
                                        ===========   ==========  ===========       ======       =======   ==========      =======

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Operations

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Investment income                             EIA         WEXI3        SEXI1        WEXI1         WFDI5        WFDI3        SFDI1
Dividend income from mutual funds
   and portfolios                        $  157,932     $ 47,843     $ 80,740      $ 3,732        $3,119     $ 48,584     $ 11,662
Variable account expenses                    19,947        6,623       11,724          594           968       16,420        4,200
                                             ------        -----       ------          ---           ---       ------        -----
Investment income (loss) - net              137,985       41,220       69,016        3,138         2,151       32,164        7,462
                                            =======       ======       ======        =====         =====       ======        =====

Realized and unrealized gain (loss) on investments - net
Realized gain (loss) on sales of investments
   in mutual funds and portfolios:
   Proceeds from sales                    1,385,195      256,716      219,712       15,726         2,777      606,083      247,573
   Cost of investments sold               1,447,362      280,153      232,395       16,248         2,718      596,196      246,453
                                          ---------      -------      -------       ------         -----      -------      -------
Net realized gain (loss) on sales
   of investments                           (62,167)     (23,437)     (12,683)        (522)           59        9,887        1,120
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation
   or depreciation of investments           (42,466)      (7,025)     (33,153)      (1,705)          (39)         (32)        (668)
                                            -------       ------      -------       ------           ---          ---         ----
Net gain (loss) on investments             (104,633)     (30,462)     (45,836)      (2,227)           20        9,855          452
                                           --------      -------      -------       ------            --        -----          ---
Net increase (decrease) in net assets
   resulting from operations             $   33,352     $ 10,758     $ 23,180      $   911        $2,171     $ 42,019     $  7,914
                                         ==========     ========     ========      =======        ======     ========     ========

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Operations

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Investment income                             WFDI1      EMG           SMGD2       SMGD1          EGD          WNDM3       SNDM1
Dividend income from mutual funds
   and portfolios                           $ 9,732  $   303,701     $  3,215    $  18,643   $    11,728    $   4,610    $   4,492
Variable account expenses                     3,693      170,766        1,741       11,857        72,057       29,406       30,444
                                              -----      -------        -----       ------        ------       ------       ------
Investment income (loss) - net                6,039      132,935        1,474        6,786       (60,329)     (24,796)     (25,952)
                                              =====      =======        =====        =====       =======      =======      =======

Realized and unrealized gain (loss) on investments - net
Realized gain (loss) on sales of investments
   in mutual funds and portfolios:
   Proceeds from sales                       78,111    1,458,764       42,739      254,150       704,989      195,608      459,920
   Cost of investments sold                  77,401    1,710,163       46,589      283,572       831,932      247,617      587,884
                                             ------    ---------       ------      -------       -------      -------      -------
Net realized gain (loss) on sales
   of investments                               710     (251,399)      (3,850)     (29,422)     (126,943)     (52,009)    (127,964)
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation
   or depreciation of investments                79   (1,510,673)     (12,678)     (71,516)     (844,510)    (288,903)    (245,647)
                                                 --   ----------      -------      -------      --------     --------     --------
Net gain (loss) on investments                  789   (1,762,072)     (16,528)    (100,938)     (971,453)    (340,912)    (373,611)
                                                ---   ----------      -------     --------      --------     --------     --------
Net increase (decrease) in net assets
   resulting from operations                $ 6,828  $(1,629,137)    $(15,054)   $ (94,152)  $(1,031,782)   $(365,708)   $(399,563)
                                            =======  ===========     ========    =========   ===========    =========    =========

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Operations

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Investment income                            WNDM1         WSCA5       WSCA3        SSCA1          WSCA1       WMDC5(1)    WMDC3(1)
Dividend income from mutual funds
   and portfolios                          $    545       $   --      $    --     $     --       $    --       $   --       $   --
Variable account expenses                     3,820          420        2,535        3,374           937          338          670
                                              -----          ---        -----        -----           ---          ---          ---
Investment income (loss) - net               (3,275)        (420)      (2,535)      (3,374)         (937)        (338)        (670)
                                             ======         ====       ======       ======          ====         ====         ====

Realized and unrealized gain (loss) on investments - net
Realized gain (loss) on sales of investments
   in mutual funds and portfolios:
   Proceeds from sales                       31,927          630       68,537      406,835         5,198          232          591
   Cost of investments sold                  40,010          660       69,884      440,891         5,533          227          592
                                             ------          ---       ------      -------         -----          ---          ---
Net realized gain (loss) on sales
   of investments                            (8,083)         (30)      (1,347)     (34,056)         (335)           5           (1)
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation
   or depreciation of investments           (28,551)       2,076       11,828       15,959        (1,751)       4,530        7,859
                                            -------        -----       ------       ------        ------        -----        -----
Net gain (loss) on investments              (36,634)       2,046       10,481      (18,097)       (2,086)       4,535        7,858
                                            -------        -----       ------      -------        ------        -----        -----
Net increase (decrease) in net assets
   resulting from operations               $(39,909)      $1,626      $ 7,946     $(21,471)      $(3,023)      $4,197       $7,188
                                           ========       ======      =======     ========       =======       ======       ======

(1) For the period May 1, 2001 (commencement of operations) to Dec. 31, 2001.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Operations

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Investment income                          WMDC1(1)        WSMC5        WSMC3        WSMC1           EMU        WMSS3        SMSS1
Dividend income from mutual funds
   and portfolios                            $   --     $    666     $  3,325     $    934      $  9,276     $ 11,541   $   27,858
Variable account expenses                        54        2,822       13,789        3,361         6,222        4,232       14,205
                                                 --        -----       ------        -----         -----        -----       ------
Investment income (loss) - net                  (54)      (2,156)     (10,464)      (2,427)        3,054        7,309       13,653
                                                ===       ======      =======       ======         =====        =====       ======

Realized and unrealized gain (loss) on investments - net
Realized gain (loss) on sales of investments
   in mutual funds and portfolios:
   Proceeds from sales                        4,225       16,681       33,248       64,853       417,991      616,939    2,050,244
   Cost of investments sold                   4,039       21,330       38,593       78,896       424,750      627,345    2,172,538
                                              -----       ------       ------       ------       -------      -------    ---------
Net realized gain (loss) on sales
   of investments                               186       (4,649)      (5,345)     (14,043)       (6,759)     (10,406)    (122,294)
Distributions from capital gain                  --           --           --           --        31,187       38,801       93,662
Net change in unrealized appreciation
   or depreciation of investments             1,057       (6,105)     (64,859)      (8,327)      (25,983)      (6,858)     (24,654)
                                              -----       ------      -------       ------       -------       ------      -------
Net gain (loss) on investments                1,243      (10,754)     (70,204)     (22,370)       (1,555)      21,537      (53,286)
                                              -----      -------      -------      -------        ------       ------      -------
Net increase (decrease) in net assets
   resulting from operations                 $1,189     $(12,910)    $(80,668)    $(24,797)     $  1,499     $ 28,846   $  (39,633)
                                             ======     ========     ========     ========      ========     ========   ==========

(1) For the period May 1, 2001 (commencement of operations) to Dec. 31, 2001.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Operations

Year ended December 31, 2001 (Unaudited)

                                                                   Segregated Asset Subaccounts
Investment income                WMSS1        EPG          EPL        WIGR3         WIGR1         EPT         WVIS3        WVIS1
Dividend income from mutual
   funds and portfolios         $  176   $  125,528   $    6,387    $   6,141    $   1,765     $      --    $      --    $      --
Variable account expenses          185      109,149       29,098       34,218       11,832         8,016       29,101       11,232
                                   ---      -------       ------       ------       ------         -----       ------       ------
Investment income (loss) - net      (9)      16,379      (22,711)     (28,077)     (10,067)       (8,016)     (29,101)     (11,232)
                                    ==       ======      =======      =======      =======        ======      =======      =======

Realized and unrealized gain (loss) on investments - net
Realized gain (loss) on sales
   of investments in mutual
   funds and portfolios:
   Proceeds from sales           7,300    1,333,450    1,452,676      349,492      143,256        75,516      246,136       55,101
   Cost of investments sold      7,502    1,477,632    1,998,906      469,182      186,828       116,790      366,051       87,740
                                 -----    ---------    ---------      -------      -------       -------      -------       ------
Net realized gain (loss) on
   sales of investments           (202)    (144,182)    (546,230)    (119,690)     (43,572)      (41,274)    (119,915)     (32,639)
Distributions from capital gain    591       92,544      260,377      250,359       71,944        61,059      223,276       70,730
Net change in unrealized
   appreciation or depreciation
   of investments                  466     (612,644)    (306,534)    (658,627)    (190,943)     (237,759)    (881,182)    (295,427)
                                   ---     --------     --------     --------     --------      --------     --------     --------
Net gain (loss) on investments     855     (664,282)    (592,387)    (527,958)    (162,571)     (217,974)    (777,821)    (257,336)
                                   ---     --------     --------     --------     --------      --------     --------     --------
Net increase (decrease) in
   net assets resulting
   from operations              $  846   $ (647,903)  $ (615,098)   $(556,035)   $(172,638)    $(225,990)   $(806,922)   $(268,568)
                                ======   ==========   ==========    =========    =========     =========    =========    =========

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Operations                                    WBCA5       WBCA3       SBCA1         WBCA1        ESI           SBND2      SBND1
Investment income (loss) - net             $   (320)  $   (5,615)  $   (7,473)    $ (1,562)  $   682,185     $ 10,784   $   92,648
Net realized gain (loss) on
   sales of investments                         (75)     (44,062)     (95,938)      (3,842)     (129,959)         666        2,125
Distributions from capital gain                  --           --           --           --           --           --           --
Net change in unrealized appreciation or
   depreciation of investments               (5,895)    (109,943)     (84,481)     (22,779)      249,511       (2,242)     (12,724)
                                             ------     --------      -------      -------       -------       ------      -------
Net increase (decrease) in net assets
   resulting from operations                 (6,290)    (159,620)    (187,892)     (28,183)      801,737        9,208       82,049
                                             ======     ========     ========      =======       =======        =====       ======

Contract transactions
Contract purchase payments                   58,641      115,455      283,444       55,597       392,694       38,469       45,721
Net transfers(1)                             32,078      190,448      227,271      112,932       135,621      245,358      751,120
Annuity payments                                 --           --           --           --        (1,075)          --           --
Contract terminations:
   Surrender benefits and contract charges     (226)     (43,451)     (68,819)      (3,032)   (1,253,230)     (11,871)     (98,267)
   Death benefits                                --           --           --           --      (110,742)          --           --
                                             ------     --------      -------      -------      --------       ------      -------
Increase (decrease) from contract
   transactions                              90,493      262,452      441,896      165,497      (836,732)     271,956      698,574
                                             ------      -------      -------      -------      --------      -------      -------
Net assets at beginning of year               4,832      720,292      687,822       73,661    13,157,333       65,618      710,040
                                              -----      -------      -------       ------    ----------       ------      -------
Net assets at end of year                  $ 89,035   $  823,124   $  941,826     $210,975   $13,122,338     $346,782   $1,490,663
                                           ========   ==========   ==========     ========   ===========     ========   ==========

Accumulation unit activity
Units outstanding at beginning of year        5,289      789,468      737,582       80,830     9,498,099       63,589      687,876
Contract purchase payments                   69,876      142,236      332,000       67,658       276,188       35,644       42,929
Net transfers(1)                             43,491      219,673      248,139      137,148        98,081      228,539      723,511
Contract terminations:
   Surrender benefits and contract charges     (300)     (54,610)     (88,688)      (3,676)     (872,057)     (10,903)     (91,379)
   Death benefits                                --           --           --           --       (77,062)          --           --
                                             ------     --------      -------      -------       -------       ------      -------
Units outstanding at end of year            118,356    1,096,767    1,229,033      281,960     8,923,249      316,869    1,362,937
                                            =======    =========    =========      =======     =========      =======    =========

(1)  Includes  transfer  activity from (to) other subaccounts and transfers from
     (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Operations                                   EMS         SCMG2        SCMG1         WDEI5         WDEI3        SDEI1        WDEI1
Investment income (loss) - net          $   220,673  $    80,224  $   296,353     $    (41)     $   (274)    $   (659)    $   (338)
Net realized gain (loss) on sales
   of investments                            (1,096)          53           49         (184)       (1,815)     (49,930)         433
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation or
   depreciation of investments                  605         (177)        (576)       1,747        (3,989)       4,363        3,152
                                                ---         ----         ----        -----        ------        -----        -----
Net increase (decrease) in net assets
   resulting from operations                220,182       80,100      295,826        1,522        (6,078)     (46,226)       3,247
                                            =======       ======      =======        =====        ======      =======        =====

Contract transactions
Contract purchase payments                2,036,753    3,074,012    2,282,409       30,207        73,764       (5,585)      12,438
Net transfers(1)                          5,157,424   (1,001,893)     449,362       85,446       189,921      418,967      101,817
Annuity payments                                 --       (4,987)          --           --            --           --           --
Contract terminations:
   Surrender benefits and
   contract charges                      (2,250,927)    (410,435)  (2,502,884)        (316)      (86,621)     (18,000)      (4,256)
   Death benefits                                --     (173,380)    (396,463)          --            --       (8,733)          --
                                          ---------    ---------     --------      -------       -------      -------      -------
Increase (decrease) from contract
   transactions                           4,943,250    1,483,317     (167,576)     115,337       177,064      386,649      109,999
                                          ---------    ---------     --------      -------       -------      -------      -------
Net assets at beginning of year           5,461,808    2,679,660   11,833,617        7,939        71,298       55,691       42,818
                                          ---------    ---------   ----------        -----        ------       ------       ------
Net assets at end of year               $10,625,240  $ 4,243,077  $11,961,867     $124,798      $242,284     $396,114     $156,064
                                        ===========  ===========  ===========     ========      ========     ========     ========

Accumulation unit activity
Units outstanding at beginning of year    4,421,199    2,612,928   11,510,757        7,350        66,033       51,889       39,734
Contract purchase payments                1,634,378    2,973,969    2,233,625       28,086        68,149       (4,801)      12,677
Net transfers(1)                          4,127,361     (971,035)     460,986       79,571       167,393      345,177       95,762
Contract terminations:
   Surrender benefits and
   contract charges                      (1,774,260)    (467,761)  (2,394,165)        (296)      (78,491)     (16,402)      (3,938)
   Death benefits                                --     (168,601)    (412,026)          --            --       (8,663)          --
                                          ---------    ---------     --------      -------       -------      -------      -------
Units outstanding at end of year          8,408,678    3,979,500   11,399,177      114,711       223,084      367,200      144,235
                                          =========    =========   ==========      =======       =======      =======      =======

(1)  Includes  transfer  activity from (to) other subaccounts and transfers from
     (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Operations                                    EIA         WEXI3       SEXI1         WEXI1        WFDI5        WFDI3        SFDI1
Investment income (loss) - net           $  137,985     $ 41,220   $   69,016      $ 3,138      $  2,151   $   32,164     $  7,462
Net realized gain (loss) on sales
   of investments                           (62,167)     (23,437)     (12,683)        (522)           59        9,887        1,120
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation or
   depreciation of investments              (42,466)      (7,025)     (33,153)      (1,705)          (39)         (32)        (668)
                                            -------       ------      -------       ------           ---          ---         ----
Net increase (decrease) in net assets
   resulting from operations                 33,352       10,758       23,180          911         2,171       42,019        7,914
                                             ======       ======       ======          ===         =====       ======        =====

Contract transactions
Contract purchase payments                  137,071       71,908      147,382       39,186        86,403      663,020       70,261
Net transfers(1)                          4,550,790      308,637    1,754,865       34,293           184      803,444      389,493
Annuity payments                                 --           --           --           --            --           --           --
Contract terminations:
   Surrender benefits and
   contract charges                        (154,070)     (55,929)     (40,203)         (14)         (346)     (24,657)     (23,014)
   Death benefits                           (16,699)     (35,520)          --           --            --           --           --
                                          ---------      -------    ---------       ------        ------    ---------      -------
Increase (decrease) from contract
   transactions                           4,517,092      289,096    1,862,044       73,465        86,241    1,441,807      436,740
                                          ---------      -------    ---------       ------        ------    ---------      -------
Net assets at beginning of year             498,126      268,909      342,709        6,949        41,492      285,958       25,835
                                            -------      -------      -------        -----        ------      -------       ------
Net assets at end of year                $5,048,570     $568,763   $2,227,933      $81,325      $129,904   $1,769,784     $470,489
                                         ==========     ========   ==========      =======      ========   ==========     ========

Accumulation unit activity
Units outstanding at beginning of year      556,413      309,687      390,382        7,950        39,245      272,285       24,341
Contract purchase payments                  146,104       82,047      159,232       43,837        78,011      616,012       64,667
Net transfers(1)                          4,931,566      347,124    1,952,547       38,448           229      742,853      355,333
Contract terminations:
   Surrender benefits and
   contract charges                        (166,913)     (63,833)     (44,505)         (16)         (312)     (22,625)     (20,809)
   Death benefits                           (18,280)     (41,835)          --           --            --           --           --
                                          ---------      -------    ---------       ------        ------    ---------      -------
Units outstanding at end of year          5,448,890      633,190    2,457,656       90,219       117,173    1,608,525      423,532
                                          =========      =======    =========       ======       =======    =========      =======

(1)  Includes  transfer  activity from (to) other subaccounts and transfers from
     (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Operations                                    WFDI1       EMG          SMGD2       SMGD1          EGD         WNDM3        SNDM1
Investment income (loss) - net             $  6,039  $   132,935     $  1,474    $   6,786    $  (60,329)  $  (24,796)  $  (25,952)
Net realized gain (loss) on sales
   of investments                               710     (251,399)      (3,850)     (29,422)     (126,943)     (52,009)    (127,964)
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation or
   depreciation of investments                   79   (1,510,673)     (12,678)     (71,516)     (844,510)    (288,903)    (245,647)
                                                 --   ----------      -------      -------      --------     --------     --------
Net increase (decrease) in net assets
   resulting from operations                  6,828   (1,629,137)     (15,054)     (94,152)   (1,031,782)    (365,708)    (399,563)
                                              =====   ==========      =======      =======    ==========     ========     ========

Contract transactions
Contract purchase payments                  230,534      245,783       80,989      210,942       412,497      140,640      182,483
Net transfers(1)                            151,054      226,139       58,998       47,243       641,651      669,355      220,415
Annuity payments                                 --        (958)           --           --            --           --           --
Contract terminations:
   Surrender benefits and contract charges   (3,092)  (1,014,692)     (25,857)     (31,315)     (362,349)     (59,517)     (88,535)
   Death benefits                                --      (90,152)           --          --       (25,717)      (8,722)          --
                                            -------     --------      -------      -------       -------      -------      -------
Increase (decrease) from contract
   transactions                             378,496     (633,880)     114,130      226,870       666,082      741,756      314,363
                                            -------     --------      -------      -------       -------      -------      -------
Net assets at beginning of year              68,452   13,530,160       48,005      601,414     5,736,038    1,834,324    2,224,328
                                             ------   ----------       ------      -------     ---------    ---------    ---------
Net assets at end of year                  $453,776  $11,267,143     $147,081     $734,132    $5,370,338   $2,210,372   $2,139,128
                                           ========  ===========     ========     ========    ==========   ==========   ==========

Accumulation unit activity
Units outstanding at beginning of year       65,132    6,779,113       51,138      613,005     3,716,997    2,129,881    2,468,296
Contract purchase payments                  210,813      129,127       94,675      219,835       308,358      178,323      224,502
Net transfers(1)                            139,799      104,521       62,050       52,588       509,304      914,269      323,253
Contract terminations:
   Surrender benefits and contract charges   (2,836)    (559,161)     (29,993)     (34,803)     (277,964)     (81,940)    (120,045)
   Death benefits                                --      (49,928)          --           --       (19,996)     (12,561)          --
                                            -------     --------      -------      -------       -------      -------      -------
Units outstanding at end of year            412,908    6,403,672      177,870      850,625     4,236,699    3,127,972    2,896,006
                                            =======    =========      =======      =======     =========    =========    =========

(1)  Includes  transfer  activity from (to) other subaccounts and transfers from
     (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Operations                                    WNDM1        WSCA5       WSCA3        SSCA1          WSCA1       WMDC5(1)    WMDC3(1)
Investment income (loss) - net             $ (3,275)     $  (420)    $ (2,535)    $ (3,374)      $  (937)     $  (338)    $   (670)
Net realized gain (loss) on sales
   of investments                            (8,083)         (30)      (1,347)     (34,056)         (335)           5           (1)
Distributions from capital gain                  --           --           --           --            --           --           --
Net change in unrealized appreciation or
   depreciation of investments              (28,551)       2,076       11,828       15,959        (1,751)       4,530        7,859
                                            -------        -----       ------       ------        ------        -----        -----
Net increase (decrease) in net assets
   resulting from operations                (39,909)       1,626        7,946      (21,471)       (3,023)       4,197        7,188
                                            =======        =====        =====      =======        ======        =====        =====

Contract transactions
Contract purchase payments                    8,197       19,353        8,478       45,743         3,264       69,407        6,477
Net transfers(2)                            119,299       38,480      136,963      270,860        31,468       26,222      151,981
Annuity payments                                 --           --           --           --            --           --           --
Contract terminations:
   Surrender benefits and contract charges   (2,307)        (276)      (5,357)      (5,043)       (1,095)          --         (305)
   Death benefits                                --           --           --           --            --           --           --
                                            -------       ------      -------      -------        ------       ------      -------
Increase (decrease) from contract
   transactions                             125,189       57,557      140,084      311,560        33,637       95,629      158,153
                                            -------       ------      -------      -------        ------       ------      -------
Net assets at beginning of year             170,129       14,614      155,193      146,983        34,454           --           --
                                            -------       ------      -------      -------        ------       ------      -------
Net assets at end of year                  $255,409      $73,797     $303,223     $437,072       $65,068      $99,826     $165,341
                                           ========      =======     ========     ========       =======      =======     ========

Accumulation unit activity
Units outstanding at beginning of year      197,872       16,291      173,145      146,635        38,501           --           --
Contract purchase payments                   12,127       23,398       11,138       51,841         3,691       68,115        6,285
Net transfers(2)                            155,674       49,908      190,133      281,146        38,262       25,828      149,724
Contract terminations:
   Surrender benefits and contract charges   (3,011)        (338)      (6,972)      (5,517)       (1,319)          --         (300)
   Death benefits                                --           --           --           --            --           --           --
                                            -------       ------      -------      -------        ------       ------      -------
Units outstanding at end of year            362,662       89,259      367,444      474,105        79,135       93,943      155,709
                                            =======       ======      =======      =======        ======       ======      =======

(1)  For the period May 1, 2001 (commencement of operations) to Dec. 31, 2001.
(2)  Includes  transfer  activity from (to) other subaccounts and transfers from
     (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

Year ended December 31, 2001 (Unaudited)

                                                                        Segregated Asset Subaccounts
Operations                                  WMDC1(1)        WSMC5        WSMC3        WSMC1           EMU        WMSS3        SMSS1
Investment income (loss) - net              $   (54)    $ (2,156)  $  (10,464)    $ (2,427)     $  3,054     $  7,309    $  13,653
Net realized gain (loss) on sales
   of investments                               186       (4,649)      (5,345)     (14,043)       (6,759)     (10,406)    (122,294)
Distributions from capital gain                  --           --           --           --        31,187       38,801       93,662
Net change in unrealized appreciation or
   depreciation of investments                1,057       (6,105)     (64,859)      (8,327)      (25,983)      (6,858)     (24,654)
                                              -----       ------      -------       ------       -------       ------      -------
Net increase (decrease) in net assets
   resulting from operations                  1,189      (12,910)     (80,668)     (24,797)        1,499       28,846      (39,633)
                                              =====      =======      =======      =======         =====       ======      =======

Contract transactions
Contract purchase payments                   13,733       69,391      465,779      108,072        88,382       63,327      277,425
Net transfers(2)                                 --      165,057      459,708      159,101       423,995      433,640      492,762
Annuity payments                                 --           --           --           --            --           --           --
Contract terminations:
   Surrender benefits and contract charges   (1,275)     (13,464)     (18,949)      (4,547)      (38,163)    (163,814)    (231,063)
   Death benefits                                --           --           --           --            --      (25,292)          --
Increase (decrease) from contract
   transactions                              12,458      220,984      906,538      262,626       474,214      307,861      539,124
                                             ------      -------      -------      -------       -------      -------      -------
Net assets at beginning of year                  --      157,971      485,811       72,554       198,167       43,361       93,652
                                             ------      -------      -------      -------       -------      -------      -------
Net assets at end of year                   $13,647     $366,045   $1,311,681     $310,383      $673,880     $380,068    $ 593,143
                                            =======     ========   ==========     ========      ========     ========    =========

Accumulation unit activity
Units outstanding at beginning of year           --      260,417      797,324      120,115       169,587       38,958       78,742
Contract purchase payments                   14,122      139,317      928,813      212,321        71,278       55,963      214,860
Net transfers(2)                                 --      350,692      908,203      293,355       336,168      386,654      370,604
Contract terminations:
   Surrender benefits and contract charges   (1,252)     (26,980)     (37,832)      (9,168)      (30,698)    (135,582)    (191,213)
   Death benefits                                --           --           --           --            --      (21,785)          --
                                             ------      -------      -------      -------       -------      -------      -------
Units outstanding at end of year             12,870      723,446    2,596,508      616,623       546,335      324,208      472,993
                                             ======      =======    =========      =======       =======      =======      =======

(1)For the period May 1, 2001 (commencement of operations) to Dec. 31, 2001.

(2)Includes transfer activity from (to) other subaccounts and transfers from
(to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account
   American Express FlexChoice(SM) Variable Annuity
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

Year ended December 31, 2001 (Unaudited)

                                                                   Segregated Asset Subaccounts
Operations                       WMSS1       EPG          EPL          WIGR3        WIGR1          EPT        WVIS3        WVIS1
Investment income (loss) - net $    (9)  $   16,379   $  (22,711)    $(28,077)  $  (10,067)     $ (8,016)  $  (29,101)  $  (11,232)
Net realized gain (loss) on
   sales of investments           (202)    (144,182)    (546,230)    (119,690)     (43,572)      (41,274)    (119,915)     (32,639)
Distributions from
   capital gain                    591       92,544      260,377      250,359       71,944        61,059      223,276       70,730
Net change in unrealized
   appreciation or depreciation
   of investments                  466     (612,644)    (306,534)    (658,627)    (190,943)     (237,759)    (881,182)    (295,427)
                                   ---     --------     --------     --------     --------      --------     --------     --------
Net increase (decrease) in net
   assets resulting from
   operations                      846     (647,903)    (615,098)    (556,035)    (172,638)     (225,990)    (806,922)    (268,568)
                                   ===     ========     ========     ========     ========      ========     ========     ========

Contract transactions
Contract purchase payments          --      224,947      247,528      486,056      185,822       151,448      402,198      223,838
Net transfers(1)                20,118      105,267     (422,501)     489,514      198,220       245,880      905,869      263,703
Annuity payments                    --           --           --           --           --            --           --           --
Contract terminations:
   Surrender benefits and
   contract charges              (241)     (574,474)    (140,195)     (36,435)     (14,590)      (17,838)     (91,346)     (11,232)
   Death benefits                   --     (148,921)     (31,188)     (22,235)          --            --      (37,362)          --
                                   ---     --------     --------     --------     --------      --------     --------     --------
Increase (decrease) from
   contract transactions        19,877     (393,181)    (346,356)     916,900      369,452       379,490    1,179,359      476,309
                                ------     --------     --------      -------      -------       -------    ---------      -------
Net assets at beginning
   of year                       7,087    8,330,622    2,612,896    2,009,755      530,706       563,224    1,855,837      597,413
                                 -----    ---------    ---------    ---------      -------       -------    ---------      -------
Net assets at end of year      $27,810   $7,289,538   $1,651,442   $2,370,620   $  727,520      $716,724   $2,228,274   $  805,154
                               =======   ==========   ==========   ==========   ==========      ========   ==========   ==========

Accumulation unit activity
Units outstanding at
   beginning of year             6,378    6,615,802    2,191,500    2,678,425      708,444       402,506    2,513,300      813,642
Contract purchase payments          --      182,085      236,938      751,120      282,649       144,956      694,582      413,936
Net transfers(1)                17,617       82,453     (483,187)     702,637      276,535       251,913    1,646,739      470,465
Contract terminations:
   Surrender benefits and
   contract charges               (211)    (477,685)    (140,260)     (59,623)     (23,199)      (17,873)    (162,799)     (22,108)
   Death benefits                   --     (122,560)     (29,550)     (32,572)          --            --      (68,196)          --
                                   ---     --------     --------     --------     --------      --------     --------     --------
Units outstanding at end
   of year                      23,784    6,280,095    1,775,441    4,039,987    1,244,429       781,502    4,623,626    1,675,935
                                ======    =========    =========    =========    =========       =======    =========    =========

(1)  Includes  transfer  activity from (to) other subaccounts and transfers from
     (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Enterprise Variable Annuity Account --
American Express Flexchoice(SM) Variable Annuity

Notes to Financial Statements
(Unaudited as to Dec. 31, 2001)

1. ORGANIZATION

American Enterprise Variable Annuity Account (the Account) was established under Indiana law on July 15, 1987 and the subaccounts are registered together as a single unit investment trust of American Enterprise Life Insurance Company (American Enterprise Life) under the Investment Company Act of 1940, as amended (the 1940 Act). Operations of the Account commenced on Feb. 21, 1995.

The Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following mutual funds or portfolios (collectively, the Funds), which are registered under the 1940 Act as diversified, open-end management investment companies and have the following investment managers.


---------------- --------------------------------------- ----------------------------------------
Subaccount       Invests exclusively in shares of        Investment Manager
---------------- --------------------------------------- ----------------------------------------
WBCA5            AXP(R) Variable Portfolio - Blue Chip   IDS Life Insurance Company(1)
WBCA3            Advantage Fund
SBCA1
WBCA1
---------------- --------------------------------------- ----------------------------------------
ESI              AXP(R) Variable Portfolio - Bond Fund   IDS Life Insurance Company(1)
SBND2
SBND1
---------------- --------------------------------------- ----------------------------------------
EMS              AXP(R) Variable Portfolio - Cash        IDS Life Insurance Company(1)
SCMG2            Management Fund
SCMG1
---------------- --------------------------------------- ----------------------------------------
WDEI5            AXP(R) Variable Portfolio -             IDS Life Insurance Company(1)
WDEI3            Diversified Equity Income Fund
SDEI1
WDEI1
---------------- --------------------------------------- ----------------------------------------
EIA              AXP(R) Variable Portfolio - Extra       IDS Life Insurance Company(1)
WEXI3            Income Fund
SEXI1
WEXI1
---------------- --------------------------------------- ----------------------------------------
WFDI5            AXP(R) Variable Portfolio - Federal     IDS Life Insurance Company(1)
WFDI3            Income Fund
SFDI1
WFDI1
---------------- --------------------------------------- ----------------------------------------
EMG              AXP(R) Variable Portfolio - Managed     IDS Life Insurance Company(1)
SMGD2            Fund
SMGD1
---------------- --------------------------------------- ----------------------------------------
EGD              AXP(R) Variable Portfolio - New         IDS Life Insurance Company(1)
WNDM3            Dimensions Fund(R)
SNDM1
WNDM1
---------------- --------------------------------------- ----------------------------------------
WSCA5            AXP(R) Variable Portfolio - Small Cap   IDS Life Insurance Company(2)
WSCA3            Advantage Fund
SSCA1
WSCA1
---------------- --------------------------------------- ----------------------------------------
WMDC5            Fidelity VIP Mid Cap Portfolio          Fidelity Management & Research Company
WMDC3            (Service Class 2)                       (FMR)(3)
WMDC1
---------------- --------------------------------------- ----------------------------------------


---------------- --------------------------------------- -------------------------------------------
Subaccount       Invests exclusively in shares of        Investment Manager
---------------- --------------------------------------- -------------------------------------------
WSMC5            FTVIP Franklin Small Cap Fund - Class   Franklin Advisers, Inc.
WSMC3            2
WSMC1
---------------- --------------------------------------- -------------------------------------------
EMU              FTVIP Mutual Shares Securities Fund -   Franklin Mutual Advisers, LLC
WMSS3            Class 2
SMSS1
WMSS1
---------------- --------------------------------------- -------------------------------------------
EPG              Putnam VT Growth and Income Fund -      Putnam Investment Management, LLC
                 Class IB Shares
---------------- --------------------------------------- -------------------------------------------
EPL              Putnam VT International Growth Fund -   Putnam Investment Management, LLC
WIGR3            Class IB Shares
WIGR1
---------------- --------------------------------------- -------------------------------------------
EPT              Putnam VT Vista Fund - Class IB Shares  Putnam Investment Management, LLC
WVIS3
WVIS1
---------------- --------------------------------------- -------------------------------------------


(1) American Express Financial Corporation (AEFC) is the investment adviser.
(2) AEFC is the investment adviser. Kenwood Capital Management LLC is the sub-investment adviser.
(3) FMR U.K., FMR Far East, FIJ and FMRC are the sub-investment advisers.

The assets of each subaccount of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by American Enterprise Life.

American Enterprise Life issues the contracts that are distributed by banks and financial institutions either directly or through a network of third-party marketers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments in the Funds

Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Funds. Investment transactions are accounted for on the date the shares are purchased and sold. The cost of investments sold and redeemed is determined on the average cost method. Dividend distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

Variable Payout

Net assets allocated to contracts in the payout period are periodically compared to a computation which uses the Annuity 2000 Basic Mortality Table and which assumes future mortality improvement. The assumed investment return is 5% unless the annuitant elects otherwise, in which case the rate would be 3.5%, as regulated by the laws of the respective states. The mortality risk is fully borne by American Enterprise Life Insurance Company and may result in additional amounts being transferred into the variable annuity account by American Enterprise Life Insurance Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the insurance company.

Federal Income Taxes

American Enterprise Life is taxed as a life insurance company. The Account is treated as part of American Enterprise Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account.

3. VARIABLE ACCOUNT EXPENSES

American Enterprise Life makes contractual assurances to the Account that possible future adverse changes in administrative expenses and mortality experience of the contract owners and annuitants will not affect the Account. American Enterprise Life deducts a daily mortality and expense risk fee equal, on an annual basis, to a range from 1.05% to 1.65% of the average daily net assets of each subaccount, depending on the contract and death benefit option selected.

An enhanced death benefit rider is available on certain products and is deducted on a daily basis as part of the mortality and expense risk fee. This rider fee is equal, on an annual basis, to 0.20% of the average daily net assets of each subaccount.

American Enterprise Life also deducts a daily charge equal, on an annual basis, to 0.15% of the average daily net assets of each subaccount as an administrative charge. This charge covers certain administrative and operating expenses of the subaccounts incurred by American Enterprise Life such as accounting, legal and data processing fees, and expenses involved in the preparation and distribution of reports and prospectuses.

4. CONTRACT CHARGES

American Enterprise Life deducts a contract administrative charge of $30 to $40 per year depending upon the product selected. This charge reimburses American Enterprise Life for expenses incurred in establishing and maintaining the annuity records. Certain products may waive this charge based upon the underlying contract value.

An optional benefit protector death benefit rider, benefit protector plus death benefit rider, guaranteed minimum income benefit rider and performance credit rider are available on certain products and if selected, the related fees are deducted annually from the contract value on the contract anniversary. Additional information can be found in the applicable product's prospectus.

5. WITHDRAWAL CHARGES

American Enterprise Life may use a withdrawal charge to help it recover certain expenses related to the sale of the annuity. A withdrawal charge of up to 8.5% may be deducted for withdrawals up to the first nine payment years following a purchase payment, as depicted in the withdrawal charge schedule included in the applicable product's prospectus. Charges by American Enterprise Life for withdrawals are not identified on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $1,749,013 in 2001 and $662,606 in 2000. Such charges are not treated as a separate expense of the subaccounts. They are ultimately deducted from contract withdrawal benefits paid by American Enterprise Life.

6. RELATED PARTY TRANSACTIONS

Management fees were paid indirectly to IDS Life in its capacity as investment manager for the AXP(R) Variable Portfolio Funds. The Fund's Investment Management Agreement provides for a fee at a percentage of each Fund's average daily net assets in reducing percentages annually as follows:

Fund                                                           Percentage range

AXP(R) Variable Portfolio - Blue Chip Advantage Fund           0.560% to 0.470%
AXP(R) Variable Portfolio - Bond Fund                          0.610% to 0.535%
AXP(R) Variable Portfolio - Cash Management Fund               0.510% to 0.440%
AXP(R) Variable Portfolio - Diversified Equity Income Fund     0.560% to 0.470%
AXP(R) Variable Portfolio - Extra Income Fund                  0.620% to 0.545%
AXP(R) Variable Portfolio - Federal Income Fund                0.610% to 0.535%
AXP(R) Variable Portfolio - Managed Fund                       0.630% to 0.550%
AXP(R) Variable Portfolio - New Dimensions Fund(R)             0.630% to 0.570%
AXP(R) Variable Portfolio - Small Cap Advantage Fund           0.790% to 0.650%

IDS Life, in turn, pays to AEFC, an affiliate of IDS Life, a fee based on a percentage of each Fund's average daily net assets for the year. This fee is equal to 0.25% for each Fund.

The AXP(R) Variable Portfolio Funds also have an agreement with IDS Life for distribution services. Under a Plan and Agreement of Distribution, each Fund pays a distribution fee at an annual rate up to 0.125% of each Fund's average daily net assets.

The AXP(R) Variable Portfolio Funds have an Administrative Services Agreement with AEFC. Under this agreement, each Fund pays AEFC a fee for administration and accounting services at a percentage of each Fund's average daily net assets in reducing percentages annually as follows:

Fund                                                           Percentage range

AXP(R) Variable Portfolio - Blue Chip Advantage Fund           0.040% to 0.020%
AXP(R) Variable Portfolio - Bond Fund                          0.050% to 0.025%
AXP(R) Variable Portfolio - Cash Management Fund               0.030% to 0.020%
AXP(R) Variable Portfolio - Diversified Equity Income Fund     0.040% to 0.020%
AXP(R) Variable Portfolio - Extra Income Fund                  0.050% to 0.025%
AXP(R) Variable Portfolio - Federal Income Fund                0.050% to 0.025%
AXP(R) Variable Portfolio - Managed Fund                       0.040% to 0.020%
AXP(R) Variable Portfolio - New Dimensions Fund(R)             0.050% to 0.030%
AXP(R) Variable Portfolio - Small Cap Advantage Fund           0.060% to 0.035%

The Funds pay custodian fees to American Express Trust Company, an affiliate of IDS Life.

7. INVESTMENT IN SHARES

The subaccounts' investments in shares of the Funds as of Dec. 31, 2001 were as follows:

---------------- -------------------------------------- ------------- ----------
Subaccount       Investment                             Shares        NAV
---------------- -------------------------------------- ------------- ----------
WBCA5            AXP(R) Variable Portfolio - Blue             10,759  $ 8.19
WBCA3            Chip Advantage Fund                         100,599    8.19
SBCA1                                                        115,121    8.19
WBCA1                                                         25,787    8.19
---------------- -------------------------------------- ------------- ----------
ESI              AXP(R) Variable Portfolio - Bond Fund     1,251,583   10.47
SBND2                                                         38,871   10.47
SBND1                                                        144,910   10.47
---------------- -------------------------------------- ------------- ----------
EMS              AXP(R) Variable Portfolio - Cash         10,640,320    1.00
SCMG2            Management Fund                           4,253,262    1.00
SCMG1                                                     11,996,247    1.00
---------------- -------------------------------------- ------------- ----------
WDEI5            AXP(R) Variable Portfolio -                  11,527   10.10
WDEI3            Diversified Equity Income Fund               23,985   10.10
SDEI1                                                         39,265   10.10
WDEI1                                                         15,467   10.10
---------------- -------------------------------------- ------------- ----------
EIA              AXP(R) Variable Portfolio - Extra           760,923    6.57
WEXI3            Income Fund                                  85,826    6.57
SEXI1                                                        336,589    6.57
WEXI1                                                         12,281    6.57
---------------- -------------------------------------- ------------- ----------
WFDI5            AXP(R) Variable Portfolio - Federal          12,528   10.33
WFDI3            Income Fund                                 170,677   10.33
SFDI1                                                         45,379   10.33
WFDI1                                                         43,782   10.33
---------------- -------------------------------------- ------------- ----------
EMG              AXP(R) Variable Portfolio - Managed         731,593   15.42
SMGD2            Fund                                          9,551   15.42
SMGD1                                                         47,676   15.42
---------------- -------------------------------------- ------------- ----------
EGD              AXP(R) Variable Portfolio - New             333,392   15.97
WNDM3            Dimensions Fund(R)                          137,957   15.97
SNDM1                                                        134,165   15.97
WNDM1                                                         16,018   15.97
---------------- -------------------------------------- ------------- ----------
WSCA5            AXP(R) Variable Portfolio - Small             6,947   10.47
WSCA3            Cap Advantage Fund                           28,981   10.47
SSCA1                                                         41,787   10.47
WSCA1                                                          6,223   10.47
---------------- -------------------------------------- ------------- ----------
WMDC5            Fidelity VIP Mid Cap Portfolio                5,122   19.49
WMDC3            (Service Class 2)                             8,483   19.49
WMDC1                                                            700   19.49
---------------- -------------------------------------- ------------- ----------
WSMC5            FTVIP Franklin Small Cap Fund -              20,507   17.85
WSMC3            Class 2                                      73,484   17.85
WSMC1                                                         17,388   17.85
---------------- -------------------------------------- ------------- ----------

---------------- -------------------------------------- ------------- ----------
Subaccount       Investment                             Shares        NAV
---------------- -------------------------------------- ------------- ----------
EMU              FTVIP Mutual Shares Securities Fund          48,031   14.03
WMSS3            - Class 2                                    27,090   14.03
SMSS1                                                         42,277   14.03
WMSS1                                                          1,982   14.03
---------------- -------------------------------------- ------------- ----------
EPG              Putnam VT Growth and Income Fund -          310,987   23.44
                 Class IB Shares
---------------- -------------------------------------- ------------- ----------
EPL              Putnam VT International Growth Fund         133,612   12.36
WIGR3            - Class IB Shares                           191,798   12.36
WIGR1                                                         58,861   12.36
---------------- -------------------------------------- ------------- ----------
EPT              Putnam VT Vista Fund - Class IB              63,203   11.34
WVIS3            Shares                                      196,497   11.34
WVIS1                                                         71,001   11.34
---------------- -------------------------------------- ------------- ----------

8. INVESTMENT TRANSACTIONS

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, for the year ended Dec. 31, 2001 were as follows:


---------------- -------------------------------------- --------------
Subaccount       Investment                             Purchases
---------------- -------------------------------------- --------------
WBCA5            AXP(R) Variable Portfolio - Blue            $90,010
WBCA3            Chip Advantage Fund                         446,486
SBCA1                                                      1,201,563
WBCA1                                                        194,869
---------------- -------------------------------------- --------------
ESI              AXP(R) Variable Portfolio - Bond Fund     2,471,180
SBND2                                                        429,014
SBND1                                                      5,207,552
---------------- -------------------------------------- --------------
EMS              AXP(R) Variable Portfolio - Cash         46,163,200
SCMG2            Management Fund                           7,356,152
SCMG1                                                     40,721,352
---------------- -------------------------------------- --------------
WDEI5            AXP(R) Variable Portfolio -                 112,261
WDEI3            Diversified Equity Income Fund              345,132
SDEI1                                                      2,603,683
WDEI1                                                        121,439
---------------- -------------------------------------- --------------
EIA              AXP(R) Variable Portfolio - Extra         6,001,416
WEXI3            Income Fund                                 584,276
SEXI1                                                      2,137,354
WEXI1                                                         91,118
---------------- -------------------------------------- --------------
WFDI5            AXP(R) Variable Portfolio - Federal          90,855
WFDI3            Income Fund                               2,085,338
SFDI1                                                        690,235
WFDI1                                                        461,339
---------------- -------------------------------------- --------------
EMG              AXP(R) Variable Portfolio - Managed         969,792
SMGD2            Fund                                        158,490
SMGD1                                                        488,137
---------------- -------------------------------------- --------------
EGD              AXP(R) Variable Portfolio - New           1,289,160
WNDM3            Dimensions Fund(R)                          903,113
SNDM1                                                        759,545
WNDM1(1)                                                     153,997
---------------- -------------------------------------- --------------
WSCA5            AXP(R) Variable Portfolio - Small            56,693
WSCA3            Cap Advantage Fund                          206,132
SSCA1                                                        715,293
WSCA1                                                         37,950
---------------- -------------------------------------- --------------
WMDC5(1)         Fidelity VIP Mid Cap Portfolio               95,523
WMDC3(1)         (Service Class 2)                           158,074
WMDC1(1)                                                      16,629
---------------- -------------------------------------- --------------
WSMC5            FTVIP Franklin Small Cap Fund -             235,790
WSMC3            Class 2                                     932,719
WSMC1                                                        325,052
---------------- -------------------------------------- --------------

---------------- -------------------------------------- --------------
Subaccount       Investment                             Purchases
---------------- -------------------------------------- --------------
EMU              FTVIP Mutual Shares Securities Fund         926,446
WMSS3            - Class 2                                   970,910
SMSS1                                                      2,696,683
WMSS1                                                         27,759
---------------- -------------------------------------- --------------
---------------- -------------------------------------- --------------
EPG              Putnam VT Growth and Income Fund -        1,060,382
                 Class IB Shares
---------------- -------------------------------------- --------------
---------------- -------------------------------------- --------------
EPL              Putnam VT International Growth Fund       1,352,832
WIGR3            - Class IB Shares                         1,502,034
WIGR1                                                        574,585
---------------- -------------------------------------- --------------
---------------- -------------------------------------- --------------
EPT              Putnam VT Vista Fund - Class IB             515,395
WVIS3            Shares                                    1,626,909
WVIS1                                                        590,908
---------------- -------------------------------------- --------------

(1) Operations commenced on May 1, 2001.

9. FINANCIAL HIGHLIGHTS

The table below shows certain financial information regarding the subaccounts.

FINANCIAL HIGHLIGHTS

                                    WBCA5     WBCA3     SBCA1     WBCA1       ESI    SBND2     SBND1       EMS     SCMG2     SCMG1
At December 31, 2000
Accumulation unit value             $0.91     $0.91     $0.93     $0.91     $1.38    $1.03     $1.03     $1.24     $1.03     $1.03

At December 31, 2001
Accumulation unit value             $0.75     $0.75     $0.77     $0.75     $1.47    $1.09     $1.09     $1.26     $1.05     $1.05
Units (000s)                          118     1,097     1,229       282     8,923      317     1,363     8,409     3,979    11,399
Net assets (000s)                     $89      $823      $942      $211   $13,122     $347    $1,491   $10,625    $4,243   $11,962

For the year ended December 31, 2001
Investment income ratio(2)          0.66%     0.74%     0.73%     0.72%     6.45%    6.38%     6.53%     3.38%     3.53%     3.58%
Expense ratio(3)                    1.40%     1.50%     1.60%     1.70%     1.40%    1.50%     1.60%     1.40%     1.50%     1.60%
Total return(4)                   (17.58%)  (17.58%)  (17.20%)  (17.58%)    6.52%    5.83%     5.83%     1.61%     1.94%     1.94%


                                    WDEI5     WDEI3     SDEI1     WDEI1       EIA    WEXI3     SEXI1     WEXI1     WFDI5     WFDI3
At December 31, 2000
Accumulation unit value             $1.08     $1.08     $1.07     $1.08     $0.90    $0.87     $0.88     $0.87     $1.06     $1.05

At December 31, 2001
Accumulation unit value             $1.09     $1.09     $1.08     $1.08     $0.93    $0.90     $0.91     $0.90     $1.11     $1.10
Units (000s)                          115       223       367       144     5,449      633     2,458        90       117     1,609
Net assets (000s)                    $125      $242      $396      $156    $5,049     $569    $2,228       $81      $130    $1,770

For the year ended December 31, 2001
Investment income ratio(2)          1.32%     1.34%     1.40%     1.26%    11.17%   10.91%    11.10%    10.72%     4.54%     4.47%
Expense ratio(3)                    1.40%     1.50%     1.60%     1.70%     1.40%    1.50%     1.60%     1.70%     1.40%     1.50%
Total return(4)                     0.93%     0.93%     0.93%     0.00%     3.33%    3.45%     3.41%     3.45%     4.72%     4.76%


                                    SFDI1     WFDI1       EMG     SMGD2     SMGD1      EGD     WNDM3     SNDM1     WNDM1     WSCA5

At December 31, 2000
Accumulation unit value             $1.06     $1.05     $1.99     $0.94     $0.98    $1.54     $0.86     $0.90     $0.86     $0.90

At December 31, 2001
Accumulation unit value             $1.11     $1.10     $1.76     $0.83     $0.86    $1.27     $0.71     $0.74     $0.70     $0.83
Units (000s)                          424       413     6,404       178       851    4,237     3,128     2,896       363        89
Net assets (000s)                    $470      $454   $11,267      $147      $734   $5,370    $2,210    $2,139      $255       $74

For the year ended December 31, 2001
Investment income ratio(2)          4.48%     4.51%     2.50%     2.77%     2.52%    0.23%     0.24%     0.24%     0.24%     0.00%
Expense ratio(3)                    1.60%     1.70%     1.40%     1.50%     1.60%    1.40%     1.50%     1.60%     1.70%     1.40%
Total return(4)                     4.72%     4.76%   (11.56%)  (11.70%)  (12.24%) (17.53%)  (17.44%)  (17.78%)  (18.60%)   (7.78%)


                                    WSCA3     SSCA1     WSCA1  WMDC5(1)  WMDC3(1) WMDC1(1)     WSMC5     WSMC3     WSMC1       EMU
At December 31, 2000
Accumulation unit value             $0.90     $1.00     $0.89     $1.00     $1.00    $1.00     $0.61     $0.61     $0.60     $1.17

At December 31, 2001
Accumulation unit value             $0.83     $0.92     $0.82     $1.06     $1.06    $1.06     $0.51     $0.51     $0.50     $1.23
Units (000s)                          367       474        79        94       156       13       723     2,597       617       546
Net assets (000s)                    $303      $437       $65      $100      $165      $14      $366    $1,312      $310      $674

For the year ended December 31, 2001
Investment income ratio(2)          0.00%     0.00%     0.00%     0.00%     0.00%    0.00%     0.33%     0.36%     0.47%     2.10%
Expense ratio(3)                    1.50%     1.60%     1.70%     1.40%     1.50%    1.70%     1.40%     1.50%     1.70%     1.40%
Total return(4)                    (7.78%)   (8.00%)   (7.87%)    6.00%     6.00%    6.00%   (16.39%)  (16.39%)  (16.67%)    5.13%


                                    WMSS3     SMSS1     WMSS1       EPG       EPL    WIGR3     WIGR1       EPT     WVIS3     WVIS1

At December 31, 2000
Accumulation unit value             $1.11     $1.19     $1.11     $1.26     $1.19    $0.75     $0.75     $1.40     $0.74     $0.73

At December 31, 2001
Accumulation unit value             $1.17     $1.25     $1.17     $1.16     $0.93    $0.59     $0.58     $0.92     $0.48     $0.48
Units (000s)                          324       473        24     6,280     1,775    4,040     1,244       782     4,624     1,676
Net assets (000s)                    $380      $593       $28    $7,290    $1,651   $2,371      $728      $717    $2,228      $805

For the year ended December 31, 2001
Investment income ratio(2)          4.13%     3.19%     1.62%     1.62%     0.31%    0.27%     0.25%     0.00%     0.00%     0.00%
Expense ratio(3)                    1.50%     1.60%     1.70%     1.40%     1.40%    1.50%     1.70%     1.40%     1.50%     1.70%
Total return(4)                     5.41%     5.04%     5.41%    (7.94%)  (21.85%) (21.33%)  (22.67%)  (34.29%)  (35.14%)  (34.25%)


(1) Operations commenced on May 1, 2001.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(3) These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(4) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Report of Independent Auditors

THE BOARD OF DIRECTORS
AMERICAN ENTERPRISE LIFE INSURANCE COMPANY
We have audited the individual statements of net assets of the segregated asset subaccounts of American Enterprise Variable Annuity Account -- American Express Flexchoice(SM) Variable Annuity (comprised of subaccounts WBCA5, WBCA3, SBCA1, WBCA1, ESI, SBND2, SBND1, EMS, SCMG2, SCMG1, WDEI5, WDEI3, SDEI1, WDEI1, EIA, WEXI3, SEXI1, WEXI1, WFDI5, WFDI3, SFDI1, WFDI1, EMG, SMGD2, SMGD1, EGD, WNDM3, SNDM1, WNDM1, WSCA5, WSCA3, SSCA1,WSCA1, WSMC5, WSMC3, WSMC1, EMU, WMSS3, SMSS1, WMSS1, EPG, EPL, WIGR3, WIGR1, EPT, WVIS3 and WVIS1) as of December 31, 2000, and the related statements of operations and the statements of changes in net assets for the periods indicated therein. These financial statements are the responsibility of the management of American Enterprise Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2000 with the affiliated and unaffiliated mutual fund managers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of the segregated asset subaccounts of American Enterprise Variable Annuity Account -- American Express Flexchoice(SM) Variable Annuity at December 31, 2000, and the individual results of their operations and the changes in their net assets for the periods indicated therein, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP
Minneapolis, Minnesota
March 23, 2001

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Net Assets

                                                                        Segregated Asset Subaccounts
December 31, 2000                             WBCA5      WBCA3        SBCA1         WBCA1        ESI           SBND2       SBND1
Assets
Investments in shares of mutual funds
and portfolios:
   at cost                                   $5,257     $795,249     $737,134      $78,924   $13,995,096      $64,239     $697,978
                                             ------     --------     --------      -------   -----------      -------     --------
   at market value                           $4,837     $721,114     $674,997      $73,743   $13,079,538      $65,343     $707,009
Dividends receivable                             --           --           --           --        74,781          346        3,894
Accounts receivable from American Enterprise
   Life for contract purchase payments           --           --       13,597           --        17,564           --           --
Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --           --           --
                                             ------     --------     --------      -------   -----------      -------     --------
Total assets                                  4,837      721,114      688,594       73,743    13,171,883       65,689      710,903
                                              =====      =======      =======       ======    ==========       ======      =======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee                 4          740          700           75        12,991           64          782
   Administrative charge                          1           82           72            7         1,559            7           81
   Contract terminations                         --           --           --           --            --           --           --
Payable to mutual funds and portfolios for
   investments purchased                         --           --           --           --            --           --           --
                                             ------     --------     --------      -------   -----------      -------     --------
Total liabilities                                 5          822          772           82        14,550           71          863
                                             ------     --------     --------      -------   -----------      -------     --------
Net assets applicable to contracts in
   accumulation period                        4,832      720,292      687,822       73,661    13,142,720       65,618      710,040
Net assets applicable to contracts in
   payment period                                --           --           --           --        14,613           --           --
                                             ------     --------     --------      -------   -----------      -------     --------
Total net assets                             $4,832     $720,292     $687,822      $73,661   $13,157,333      $65,618     $710,040
                                             ======     ========     ========      =======   ===========      =======     ========
Accumulation units outstanding                5,289      789,468      737,582       80,830     9,498,099       63,589      687,876
                                              =====      =======      =======       ======     =========       ======      =======
Net asset value per accumulation unit        $ 0.91       $ 0.91       $ 0.93       $ 0.91        $ 1.38       $ 1.03       $ 1.03
                                             ======       ======       ======       ======        ======       ======       ======

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Net Assets

                                                                        Segregated Asset Subaccounts
December 31, 2000 (continued)               EMS          SCMG2        SCMG1          WDEI5        WDEI3        SDEI1        WDEI1
Assets
Investments in shares of mutual funds and portfolios:
   at cost                               $5,547,201   $2,669,821  $11,570,317       $7,800       $69,227      $53,914      $41,742
                                         ----------   ----------  -----------       ------       -------      -------      -------
   at market value                       $5,546,309   $2,669,900  $11,570,583       $7,947       $71,355      $55,735      $42,859
Dividends receivable                         27,905       13,019       61,516           --            --           --           --
Accounts receivable from American Enterprise
   Life for contract purchase payments           --           --      217,933           --            --           --           --
Receivable from mutual funds and
   portfolios for share redemptions              --           --           --           --            --           --           --
                                          ---------    ---------   ----------        -----        ------       ------       ------
Total assets                              5,574,214    2,682,919   11,850,032        7,947        71,355       55,735       42,859
                                          =========    =========   ==========        =====        ======       ======       ======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee             5,797        2,933       14,876            7            51           40           37
   Administrative charge                        696          326        1,539            1             6            4            4
   Contract terminations                    105,913           --           --           --            --           --           --
Payable to mutual funds and portfolios
   for investments purchased                     --           --           --           --            --           --           --
                                            -------        -----       ------      -------   -----------      -------     --------
Total liabilities                           112,406        3,259       16,415            8            57           44           41
                                            -------        -----       ------      -------   -----------      -------     --------
Net assets applicable to contracts in
   accumulation period                    5,461,768    2,679,660   11,833,617        7,939        71,298       55,691       42,818
Net assets applicable to contracts in
   payment period                                40           --           --           --            --           --           --
                                          =========    =========   ==========        =====        ======       ======       ======
Total net assets                         $5,461,808   $2,679,660  $11,833,617       $7,939       $71,298      $55,691      $42,818
                                         ==========   ==========  ===========       ======       =======      =======      =======
Accumulation units outstanding            4,421,199    2,612,928   11,510,757        7,350        66,033       51,889       39,734
                                          =========    =========   ==========        =====        ======       ======       ======
Net asset value per accumulation unit        $ 1.24       $ 1.03       $ 1.03       $ 1.08        $ 1.08       $ 1.07       $ 1.08
                                             ======       ======       ======       ======        ======       ======       ======

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Net Assets

                                                                      Segregated Asset Subaccounts
December 31, 2000 (continued)                EIA          WEXI3       SEXI1          WEXI1        WFDI5       WFDI3         SFDI1
Assets
Investments in shares of mutual funds and portfolios:
   at cost                                 $539,637     $295,174     $374,216       $8,179       $40,458     $269,581      $25,612
                                           --------     --------     --------       ------       -------     --------      -------
   at market value                         $489,318     $266,967     $340,308       $7,547       $41,356     $274,491      $25,789
Dividends receivable                          4,449        2,260        2,820           64           183        1,159           63
Accounts receivable from American Enterprise
   Life for contract purchase payments        4,938           --           --           --            --       10,620           --
Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --           --           --
                                           --------     --------     --------       ------       -------     --------      -------
Total assets                                498,705      269,227      343,128        7,611        41,539      286,270       25,852
                                            =======      =======      =======        =====        ======      =======       ======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee               517          286          380            9            42          281           15
   Administrative charge                         62           32           39            1             5           31            2
   Contract terminations                         --           --           --          652            --           --           --
Payable to mutual funds and portfolios
   for investments purchased                     --           --           --           --            --           --           --
                                           --------     --------     --------       ------       -------     --------      -------
Total liabilities                               579          318          419          662            47          312           17
                                           --------     --------     --------       ------       -------     --------      -------
Net assets applicable to contracts in
   accumulation period                      498,126      268,909      342,709        6,949        41,492      285,958       25,835
Net assets applicable to contracts in
   payment period                                --           --           --           --            --           --           --
                                           ========     ========     ========       ======       =======     ========      =======
Total net assets                           $498,126     $268,909     $342,709       $6,949       $41,492     $285,958      $25,835
                                           ========     ========     ========       ======       =======     ========      =======
Accumulation units outstanding              556,413      309,687      390,382        7,950        39,245      272,285       24,341
                                            =======      =======      =======        =====        ======      =======       ======
Net asset value per accumulation unit        $ 0.90       $ 0.87       $ 0.88       $ 0.87        $ 1.06       $ 1.05       $ 1.06
                                             ======       ======       ======       ======        ======       ======       ======

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Net Assets

                                                                        Segregated Asset Subaccounts
December 31, 2000 (continued)                WFDI1       EMG            SMGD2      SMGD1         EGD         WNDM3        SNDM1
Assets
Investments in shares of mutual funds and portfolios:
   at cost                                  $67,863  $14,144,637      $50,693     $649,701    $5,961,711   $2,118,023   $2,561,956
                                            -------  -----------      -------     --------    ----------   ----------   ----------
   at market value                          $68,376  $13,531,889      $48,046     $602,092    $5,711,046   $1,836,372   $2,216,398
Dividends receivable                            109           --           --           --            --           --           --
Accounts receivable from American Enterprise
   Life for contract purchase payments           --       13,235           --           --        31,291           --       10,457
Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --           --           --
                                            -------  -----------      -------     --------    ----------   ----------   ----------
Total assets                                 68,485   13,545,124       48,046      602,092     5,742,337    1,836,372    2,226,855
                                             ======   ==========       ======      =======     =========    =========    =========

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee                30       13,361           37          614         5,624        1,843        2,290
   Administrative charge                          3        1,603            4           64           675          205          237
   Contract terminations                         --           --           --           --            --           --           --
Payable to mutual funds and portfolios
   for investments purchased                     --           --           --           --            --           --           --
                                            -------  -----------      -------     --------    ----------   ----------   ----------
Total liabilities                                33       14,964           41          678         6,299        2,048        2,527
                                            -------  -----------      -------     --------    ----------   ----------   ----------
Net assets applicable to contracts in
   accumulation period                       68,452   13,515,307       48,005      601,414     5,736,038    1,834,324    2,224,328
Net assets applicable to contracts in
   payment period                                --       14,853           --           --            --           --           --
                                            =======  ===========      =======     ========    ==========   ==========   ==========
Total net assets                            $68,452  $13,530,160      $48,005     $601,414    $5,736,038   $1,834,324   $2,224,328
                                            =======  ===========      =======     ========    ==========   ==========   ==========
Accumulation units outstanding               65,132    6,779,113       51,138      613,005     3,716,997    2,129,881    2,468,296
                                            =======  ===========      =======     ========    ==========   ==========   ==========
Net asset value per accumulation unit        $ 1.05       $ 1.99       $ 0.94       $ 0.98        $ 1.54       $ 0.86       $ 0.90
                                            =======  ===========      =======     ========    ==========   ==========   ==========

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Net Assets

                                                                        Segregated Asset Subaccounts
December 31, 2000 (continued)               WNDM1         WSCA5       WSCA3        SSCA1          WSCA1       WSMC5        WSMC3
Assets
Investments in shares of mutual funds and portfolios:
   at cost                                 $198,458      $15,316     $157,010     $156,861       $35,984     $178,770     $544,013
                                           --------      -------     --------     --------       -------     --------     --------
   at market value                         $170,341      $14,630     $155,370     $147,169       $34,495     $157,690     $482,414
Dividends receivable                             --           --           --           --            --           --           --
Accounts receivable from American Enterprise
   Life for contract purchase payments           --           --           --           --            --       12,168        3,397
Receivable from mutual funds and portfolios
   for share redemptions                         --           --           --           --            --          152          541
                                           --------      -------     --------     --------       -------     --------     --------
Total assets                                170,341       14,630      155,370      147,169        34,495      170,010      486,352
                                            =======       ======      =======      =======        ======      =======      =======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee               193           14          159          169            37          136          487
   Administrative charge                         19            2           18           17             4           16           54
   Contract terminations                         --           --           --           --            --           --           --
Payable to mutual funds and portfolios
   for investments purchased                     --           --           --           --            --       11,887           --
                                           --------      -------     --------     --------       -------     --------     --------
Total liabilities                               212           16          177          186            41       12,039          541
                                           --------      -------     --------     --------       -------     --------     --------
Net assets applicable to contracts in
   accumulation period                      170,129       14,614      155,193      146,983        34,454      157,971      485,811
Net assets applicable to contracts in
   payment period                                --           --           --           --            --           --           --
                                           ========      =======     ========     ========       =======     ========     ========
Total net assets                           $170,129      $14,614     $155,193     $146,983       $34,454     $157,971     $485,811
                                           ========      =======     ========     ========       =======     ========     ========
Accumulation units outstanding              197,872       16,291      173,145      146,635        38,501      260,417      797,324
                                            =======       ======      =======      =======        ======      =======      =======
Net asset value per accumulation unit        $ 0.86       $ 0.90       $ 0.90       $ 1.00        $ 0.89       $ 0.61       $ 0.61
                                             ======       ======       ======       ======        ======       ======       ======

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Net Assets

                                                                        Segregated Asset Subaccounts
December 31, 2000 (continued)                WSMC1        EMU          WMSS3        SMSS1          WMSS1      EPG          EPL
Assets
Investments in shares of mutual funds and portfolios:
   at cost                                  $79,011     $179,539      $41,172      $88,728        $6,679   $8,523,592   $2,768,013
                                            -------     --------      -------      -------        ------   ----------   ----------
   at market value                          $72,554     $198,167      $43,361      $93,652        $7,087   $8,319,432   $2,604,050
Dividends receivable                             --           --           --           --            --           --           --
Accounts receivable from American Enterprise
   Life for contract purchase payments          482           --           --           --            --       13,347       23,999
Receivable from mutual funds and portfolios
   for share redemptions                         67          220           46          116             9        9,079        2,810
                                            -------     --------      -------      -------        ------   ----------   ----------
Total assets                                 73,103      198,387       43,407       93,768         7,096    8,341,858    2,630,859
                                             ======      =======       ======       ======         =====    =========    =========

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee                61          196           41          105             8        8,106        2,508
   Administrative charge                          6           24            5           11             1          973          301
   Contract terminations                         --           --           --           --            --           --           --
Payable to mutual funds and portfolios for
   investments purchased                        482           --           --           --            --        2,157       15,154
                                            -------     --------      -------      -------        ------   ----------   ----------
Total liabilities                               549          220           46          116             9       11,236       17,963
                                            -------     --------      -------      -------        ------   ----------   ----------
Net assets applicable to contracts in
   accumulation period                       72,554      198,167       43,361       93,652         7,087    8,330,622    2,612,896
Net assets applicable to contracts in
   payment period                                --           --           --           --            --           --           --
                                            =======     ========      =======      =======        ======   ==========   ==========
Total net assets                            $72,554     $198,167      $43,361      $93,652        $7,087   $8,330,622   $2,612,896
                                            =======     ========      =======      =======        ======   ==========   ==========
Accumulation units outstanding              120,115      169,587       38,958       78,742         6,378    6,615,802    2,191,500
                                            =======      =======       ======       ======         =====    =========    =========
Net asset value per accumulation unit        $ 0.60       $ 1.17       $ 1.11       $ 1.19        $ 1.11       $ 1.26       $ 1.19
                                             ======       ======       ======       ======        ======       ======       ======

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Statements of Net Assets

                                                                                       Segregated Asset Subaccounts
December 31, 2000 (continued)                                         WIGR3        WIGR1          EPT        WVIS3         WVIS1
Assets
Investments in shares of mutual funds and portfolios:
   at cost                                                         $2,066,044     $542,992      $621,415   $2,074,936     $682,705
                                                                   ----------     --------      --------   ----------     --------
   at market value                                                 $1,996,395     $530,706      $555,878   $1,848,598     $597,413
Dividends receivable                                                       --           --            --           --           --
Accounts receivable from American Enterprise Life
   for contract purchase payments                                      17,769        1,247        17,402       13,781           --
Receivable from mutual funds and portfolios for share redemptions       2,234          637           577        2,095          792
                                                                   ----------     --------      --------   ----------     --------
Total assets                                                        2,016,398      532,590       573,857    1,864,474      598,205
                                                                    =========      =======       =======    =========      =======

Liabilities
Payable to American Enterprise Life for:
   Mortality and expense risk fee                                       2,009          581           515        1,885          722
   Administrative charge                                                  224           56            62          210           70
   Contract terminations                                                   --           --            --           --           --
Payable to mutual funds and portfolios for investments purchased        4,410        1,247        10,056        6,542           --
                                                                   ----------     --------      --------   ----------     --------
Total liabilities                                                       6,643        1,884        10,633        8,637          792
                                                                   ----------     --------      --------   ----------     --------
Net assets applicable to contracts in accumulation period           2,009,755      530,706       563,224    1,855,837      597,413
Net assets applicable to contracts in payment period                       --           --            --           --           --
                                                                   ==========     ========      ========   ==========     ========
Total net assets                                                   $2,009,755     $530,706      $563,224   $1,855,837     $597,413
                                                                   ==========     ========      ========   ==========     ========
Accumulation units outstanding                                      2,678,425      708,444       402,506    2,513,300      813,642
                                                                    =========      =======       =======    =========      =======
Net asset value per accumulation unit                                  $ 0.75       $ 0.75        $ 1.40       $ 0.74       $ 0.73
                                                                       ======       ======        ======       ======       ======

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Operations

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000              WBCA5(1)     WBCA3(1)     SBCA1(2)     WBCA1(1)       ESI          SBND2(3)    SBND1(2)
Investment income
Dividend income from mutual funds
   and portfolios                           $    12     $  1,873     $  1,523      $   107     $ 825,516       $  500      $18,221
                                            -------     --------     --------      -------     ---------       ------      -------
Expenses:
   Mortality and expense risk fee                17        3,193        2,895          233       149,013          110        4,017
   Administrative charge                          2          355          299           22        17,784           12          412
                                            -------     --------     --------      -------     ---------       ------      -------
Total expenses                                   19        3,548        3,194          255       166,797          122        4,429
                                            -------     --------     --------      -------     ---------       ------      -------
Investment income (loss) -- net                  (7)      (1,675)      (1,671)        (148)      658,719          378       13,792
                                            =======     ========     ========      =======     =========       ======      =======

Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
      Proceeds from sales                    14,858       33,032      103,210          174       763,785        1,661       28,036
      Cost of investments sold               14,451       33,668      111,811          184       829,594        1,672       27,749
                                            -------     --------     --------      -------     ---------       ------      -------
Net realized gain (loss) on investments         407         (636)      (8,601)         (10)      (65,809)         (11)         287
Net change in unrealized appreciation or
   depreciation of investments                 (420)     (74,135)     (62,137)      (5,181)      (92,908)       1,104        9,031
                                            -------     --------     --------      -------     ---------       ------      -------
Net gain (loss) on investments                  (13)     (74,771)     (70,738)      (5,191)     (158,717)       1,093        9,318
                                            -------     --------     --------      -------     ---------       ------      -------
Net increase (decrease) in net assets
   resulting from operations                $   (20)    $(76,446)    $(72,409)     $(5,339)    $ 500,002       $1,471      $23,110
                                            =======     ========     ========      =======     =========       ======      =======

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.
(3) For the period May 1, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Operations

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)   EMS        SCMG2(1)    SCMG1(2)         WDEI5(3)     WDEI3(3)     SDEI1(2)     WDEI1(3)
Investment income
Dividend income from mutual funds
   and portfolios                       $   179,282   $   49,562  $   343,760         $ 10        $  171       $   47       $   45
                                        -----------   ----------  -----------         ----        ------       ------       ------
Expenses:
   Mortality and expense risk fee            38,688       11,219       85,021           16           211           73          120
   Administrative charge                      4,620        1,243        8,729            2            23            7           11
                                        -----------   ----------  -----------         ----        ------       ------       ------
Total expenses                               43,308       12,462       93,750           18           234           80          131
                                        -----------   ----------  -----------         ----        ------       ------       ------
Investment income (loss) -- net             135,974       37,100      250,010           (8)          (63)         (33)         (86)
                                        ===========   ==========  ===========         ====        ======       ======       ======

Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
   Proceeds from sales                   19,237,234    7,049,993   32,589,690           10         1,982           35        6,990
   Cost of investments sold              19,253,821    7,049,972   32,591,422           10         2,046           36        7,084
                                        -----------   ----------  -----------         ----        ------       ------       ------
Net realized gain (loss) on investments     (16,587)          21       (1,732)          --           (64)          (1)         (94)
Net change in unrealized appreciation or
   depreciation of investments                 (891)          79          266          147         2,128        1,821        1,117
                                        -----------   ----------  -----------         ----        ------       ------       ------
Net gain (loss) on investments              (17,478)         100       (1,466)         147         2,064        1,820        1,023
                                        -----------   ----------  -----------         ----        ------       ------       ------
Net increase (decrease) in net assets
   resulting from operations            $   118,496   $   37,200  $   248,544         $139        $2,001       $1,787       $  937
                                        ===========   ==========  ===========         ====        ======       ======       ======

(1) For the period May 1, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.
(3) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Operations

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)    EIA        WEXI3(1)     SEXI1(2)      WEXI1(1)      WFDI5(1)     WFDI3(1)     SFDI1(2)
Investment income
Dividend income from mutual funds
   and portfolios                          $ 24,123     $  9,527     $ 12,877        $ 181        $  973       $3,215         $138
                                           --------     --------     --------        -----        ------       ------         ----
Expenses:
   Mortality and expense risk fee             2,812        1,222        1,751           26           213          762           34
   Administrative charge                        338          136          181            2            26           85            3
                                           --------     --------     --------        -----        ------       ------         ----
Total expenses                                3,150        1,358        1,932           28           239          847           37
                                           --------     --------     --------        -----        ------       ------         ----
Investment income (loss) -- net              20,973        8,169       10,945          153           734        2,368          101
                                           ========     ========     ========        =====        ======       ======         ====

Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
   Proceeds from sales                       65,826        7,120        9,275           19           193          724           20
   Cost of investments sold                  72,487        7,413       10,013           20           192          719           20
                                           --------     --------     --------        -----        ------       ------         ----
Net realized gain (loss) on investments      (6,661)        (293)        (738)          (1)            1            5           --
Net change in unrealized appreciation or
   depreciation of investments              (50,312)     (28,207)     (33,908)        (632)          898        4,910          177
                                           --------     --------     --------        -----        ------       ------         ----
Net gain (loss) on investments              (56,973)     (28,500)     (34,646)        (633)          899        4,915          177
                                           --------     --------     --------        -----        ------       ------         ----
Net increase (decrease) in net assets
   resulting from operations               $(36,000)    $(20,331)    $(23,701)       $(480)       $1,633       $7,283         $278
                                           ========     ========     ========        =====        ======       ======         ====

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Operations

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)     WFDI1(1)   EMG          SMGD2(2)   SMGD1(3)        EGD        WNDM3(1)     SNDM1(3)
Investment income
Dividend income from mutual funds
   and portfolios                              $464  $ 1,164,243      $ 1,967     $ 38,162   $   419,746    $ 113,407    $ 128,141
                                               ----  -----------      -------     --------   -----------    ---------    ---------
Expenses:
   Mortality and expense risk fee               126      164,914          114        2,419        63,392        6,601        9,694
   Administrative charge                         13       19,790           13          250         7,607          734        1,003
                                               ----  -----------      -------     --------   -----------    ---------    ---------
Total expenses                                  139      184,704          127        2,669        70,999        7,335       10,697
                                               ----  -----------      -------     --------   -----------    ---------    ---------
Investment income (loss) -- net                 325      979,539        1,840       35,493       348,747      106,072      117,444
                                               ====  ===========      =======     ========   ===========    =========    =========

Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments
   in mutual funds and portfolios:
   Proceeds from sales                          106    1,105,815          144      392,220       476,883      243,885       93,117
   Cost of investments sold                     105    1,025,033          152      405,725       404,347      258,686      105,645
                                               ----  -----------      -------     --------   -----------    ---------    ---------
Net realized gain (loss) on investments           1       80,782           (8)     (13,505)       72,536      (14,801)     (12,528)
Net change in unrealized appreciation or
   depreciation of investments                  513   (1,592,346)      (2,647)     (47,609)   (1,137,292)    (281,651)    (345,558)
                                               ----  -----------      -------     --------   -----------    ---------    ---------
Net gain (loss) on investments                  514   (1,511,564)      (2,655)     (61,114)   (1,064,756)    (296,452)    (358,086)
                                               ----  -----------      -------     --------   -----------    ---------    ---------
Net increase (decrease) in net assets
   resulting from operations                   $839  $  (532,025)     $  (815)    $(25,621)  $  (716,009)   $(190,380)   $(240,642)
                                               ====  ===========      =======     ========   ===========    =========    =========

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period May 1, 2000 (commencement of operations) to Dec. 31, 2000.
(3) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Operations

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)  WNDM1(1)       WSCA5(1)   WSCA3(1)     SSCA1(2)      WSCA1(1)     WSMC5(1)     WSMC3(1)
Investment income
Dividend income from mutual funds
   and portfolios                          $ 10,355       $  446      $ 4,388      $ 4,481       $   829     $     --     $     --
                                           --------       ------      -------      -------       -------     --------     --------
Expenses:
   Mortality and expense risk fee               677           59          360          780           111          562        1,680
   Administrative charge                         65            7           40           81            11           67          187
                                           --------       ------      -------      -------       -------     --------     --------
Total expenses                                  742           66          400          861           122          629        1,867
                                           --------       ------      -------      -------       -------     --------     --------
Investment income (loss) -- net               9,613          380        3,988        3,620           707         (629)      (1,867)
                                           ========       ======      =======      =======       =======     ========     ========

Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
   Proceeds from sales                       12,939           49        8,588        3,413         3,564        2,158       37,762
   Cost of investments sold                  12,613           51        8,998        3,600         3,882        2,123       38,336
                                           --------       ------      -------      -------       -------     --------     --------
Net realized gain (loss) on investments         326           (2)        (410)        (187)         (318)          35         (574)
Net change in unrealized appreciation or
   depreciation of investments              (28,117)        (686)      (1,640)      (9,692)       (1,489)     (21,080)     (61,599)
                                           --------       ------      -------      -------       -------     --------     --------
Net gain (loss) on investments              (27,791)        (688)      (2,050)      (9,879)       (1,807)     (21,045)     (62,173)
                                           --------       ------      -------      -------       -------     --------     --------
Net increase (decrease) in net assets
   resulting from operations               $(18,178)      $ (308)     $ 1,938      $(6,259)      $(1,100)    $(21,674)    $(64,040)
                                           ========       ======      =======      =======       =======     ========     ========

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Operations

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)  WSMC1(1)       EMU         WMSS3(1)     SMSS1(2)       WMSS1(1)     EPG         EPL
Investment income
Dividend income from mutual funds
   and portfolios                           $    --      $ 5,225       $   --       $   49          $ --     $634,100   $   92,648
                                            -------      -------       ------       ------          ----     --------   ----------
Expenses:
   Mortality and expense risk fee               173        1,615           81          377            29       83,388       16,906
   Administrative charge                         17          194            9           39             3       10,011        2,030
                                            -------      -------       ------       ------          ----     --------   ----------
Total expenses                                  190        1,809           90          416            32       93,399       18,936
                                            -------      -------       ------       ------          ----     --------   ----------
Investment income (loss) -- net                (190)       3,416          (90)        (367)          (32)     540,701       73,712
                                            =======      =======       ======       ======          ====     ========   ==========

Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments
in mutual funds and portfolios:
   Proceeds from sales                          589        8,173          296        7,603            31      348,674    4,212,519
   Cost of investments sold                     676        7,885          287        7,517            30      381,891    4,271,382
                                            -------      -------       ------       ------          ----     --------   ----------
Net realized gain (loss) on investments         (87)         288            9           86             1      (33,217)     (58,863)
Net change in unrealized appreciation or
   depreciation of investments               (6,457)      17,841        2,189        4,924           408       48,627     (203,865)
                                            -------      -------       ------       ------          ----     --------   ----------
Net gain (loss) on investments               (6,544)      18,129        2,198        5,010           409       15,410     (262,728)
                                            -------      -------       ------       ------          ----     --------   ----------
Net increase (decrease) in net assets
   resulting from operations                $(6,734)     $21,545       $2,108       $4,643          $377     $556,111   $ (189,016)
                                            =======      =======       ======       ======          ====     ========   ==========


(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Operations

                                                                                       Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)                           WIGR3(1)     WIGR1(1)         EPT        WVIS3(1)     WVIS1(1)
Investment income
Dividend income from mutual funds and portfolios                     $     --     $     --      $  1,181     $     --     $     --
                                                                     --------     --------      --------    ---------     --------
Expenses:
   Mortality and expense risk fee                                       7,811        2,099         3,341        6,413        2,140
   Administrative charge                                                  868          203           401          713          207
                                                                     --------     --------      --------    ---------     --------
Total expenses                                                          8,679        2,302         3,742        7,126        2,347
                                                                     --------     --------      --------    ---------     --------
Investment income (loss) -- net                                        (8,679)      (2,302)       (2,561)      (7,126)      (2,347)
                                                                     ========     ========      ========    =========     ========

Realized and unrealized gain (loss) on investments -- net
Realized gain (loss) on sales of investments in mutual funds and portfolios:
   Proceeds from sales                                                 15,321       32,655        18,150       15,448       32,583
   Cost of investments sold                                            15,783       34,268        18,356       14,530       32,386
                                                                     --------     --------      --------    ---------     --------
Net realized gain (loss) on investments                                  (462)      (1,613)         (206)         918          197
Net change in unrealized appreciation or
   depreciation of investments                                        (69,649)     (12,286)      (65,814)    (226,338)     (85,292)
                                                                     --------     --------      --------    ---------     --------
Net gain (loss) on investments                                        (70,111)     (13,899)      (66,020)    (225,420)     (85,095)
                                                                     --------     --------      --------    ---------     --------
Net increase (decrease) in net assets resulting from operations      $(78,790)    $(16,201)     $(68,581)   $(232,546)    $(87,442)
                                                                     ========     ========      ========    =========     ========


(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000               WBCA5(1)    WBCA3(1)     SBCA1(2)     WBCA1(1)       ESI         SBND2(3)     SBND1(2)
Operations
Investment income (loss) -- net              $   (7)    $ (1,675)    $ (1,671)     $  (148)  $   658,719      $   378     $ 13,792
Net realized gain (loss) on investments         407         (636)      (8,601)         (10)      (65,809)         (11)         287
Net change in unrealized appreciation or
   depreciation of investments                 (420)     (74,135)     (62,137)      (5,181)      (92,908)       1,104        9,031
                                               ----      -------      -------       ------       -------        -----        -----
Net increase (decrease) in net assets
   resulting from operations                    (20)     (76,446)     (72,409)      (5,339)      500,002        1,471       23,110
                                                ===      =======      =======       ======       =======        =====       ======

Contract transactions
Contract purchase payments                       --      769,145      657,680       36,737     1,127,304       57,985      614,278
Net transfers(4)                              4,852       41,107      119,581       42,263     1,618,613        6,312       75,028
Annuity payments                                 --           --           --           --          (212)          --           --
Contract terminations:
   Surrender benefits and contract charges       --      (13,514)     (17,030)          --      (791,854)        (150)      (2,376)
   Death benefits                                --           --           --           --      (116,821)          --           --
                                               ----      -------      -------       ------      --------        -----        -----
Increase (decrease) from
   contract transactions                      4,852      796,738      760,231       79,000     1,837,030       64,147      686,930
                                              -----      -------      -------       ------     ---------       ------      -------
Net assets at beginning of year                  --           --           --           --    10,820,301           --           --
                                               ----      -------      -------       ------    -- -------        -----        -----
Net assets at end of year                    $4,832     $720,292     $687,822      $73,661   $13,157,333      $65,618     $710,040
                                             ======     ========     ========      =======   ===========      =======     ========

Accumulation unit activity
Units outstanding at beginning of year           --           --           --           --     8,126,599           --           --
Contract purchase payments                       --      756,398      632,897       35,484       817,990       57,580      616,025
Net transfers(4)                              5,289       46,995      122,786       45,346     1,214,069        6,156       74,203
Contract terminations:
   Surrender benefits and contract charges       --      (13,925)     (18,101)          --      (573,807)        (147)      (2,352)
   Death benefits                                --           --           --           --       (86,752)          --           --
                                               ----      -------      -------       ------       -------        -----        -----
Units outstanding at end of year              5,289      789,468      737,582       80,830     9,498,099       63,589      687,876
                                              =====      =======      =======       ======     =========       ======      =======

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.
(3) For the period May 1, 2000 (commencement of operations) to Dec. 31, 2000.
(4) Includes  transfer  activity from (to) other  subacounts and transfers from
    (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

                                                                       Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)     EMS      SCMG2(1)       SCMG1(2)     WDEI5(3)     WDEI3(3)     SDEI1(2)     WDEI1(3)
Operations
Investment income (loss) -- net          $  135,974   $    37,100   $    250,010    $   (8)      $   (63)     $   (33)     $   (86)
Net realized gain (loss) on investments     (16,587)           21         (1,732)       --           (64)          (1)         (94)
Net change in unrealized appreciation or
   depreciation of investments                 (891)           79            266       147         2,128        1,821        1,117
                                            -------        ------        -------       ---         -----        -----          ---
Net increase (decrease) in net assets
   resulting from operations                118,496        37,200        248,544       139         2,001        1,787          937
                                            =======        ======        =======       ===         =====        =====          ===

Contract transactions
Contract purchase payments                5,658,273     4,269,523     30,026,918     2,848        18,771       14,489       13,234
Net transfers(4)                           (995,418)   (1,615,535)   (17,446,429)    4,952        50,526       39,415       28,647
Annuity payments                                 --            --             --        --            --           --           --
Contract terminations:
   Surrender benefits and
   contract charges                        (378,581)      (11,528)      (995,416)       --            --           --           --
   Death benefits                           (54,981)           --             --        --            --           --           --
                                         ----------   -----------     ----------    ------       -------      -------      -------
Increase (decrease) from
   contract transactions                  4,229,293     2,642,460     11,585,073     7,800        69,297       53,904       41,881
                                         ----------   -----------     ----------    ------       -------      -------      -------
Net assets at beginning of year           1,114,019            --             --        --            --           --           --
                                         ----------   -----------     ----------    ------       -------      -------      -------
Net assets at end of year                $5,461,808   $ 2,679,660   $ 11,833,617    $7,939       $71,298      $55,691      $42,818
                                         ==========   ===========     ==========    ======       =======      =======      =======

Accumulation unit activity
Units outstanding at beginning of year      941,161            --             --        --            --           --           --
Contract purchase payments                4,705,351     4,214,767     29,699,520     2,742        17,292       13,938       12,321
Net transfers(4)                           (825,952)   (1,590,647)   (17,222,340)    4,608        48,741       37,951       27,413
Contract terminations:
   Surrender benefits and
   contract charges                        (353,020)      (11,192)      (966,423)       --            --           --           --
   Death benefits                           (46,341)           --             --        --            --           --           --
                                          ---------     ---------     ----------     -----        ------       ------       ------
Units outstanding at end of year          4,421,199     2,612,928     11,510,757     7,350        66,033       51,889       39,734
                                          =========     =========     ==========     =====        ======       ======       ======

(1) For the period May 1, 2000 (commencement of opera tions) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.
(3) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(4) Includes transfer activity from (to) other subacounts and transfers from
    (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)    EIA         WEXI3(1)      SEXI1(2)      WEXI1(1)     WFDI5(1)    WFDI3(1)     SFDI1(2)
Operations
Investment income (loss) -- net            $ 20,973     $  8,169       $ 10,945       $  153       $   734     $  2,368    $   101
Net realized gain (loss) on investments      (6,661)        (293)          (738)          (1)            1            5         --
Net change in unrealized appreciation or
   depreciation of investments              (50,312)     (28,207)       (33,908)        (632)          898        4,910        177
                                            -------      -------        -------         ----           ---        -----        ---
Net increase (decrease) in net assets
   resulting from operations                (36,000)     (20,331)       (23,701)        (480)        1,633        7,283        278
                                            =======      =======        =======         ====         =====        =====        ===

Contract transactions
Contract purchase payments                  326,400      277,965        298,158        7,296        37,383      249,431     21,586
Net transfers(3)                            248,696       13,650         70,689          133         2,476       29,750      3,971
Annuity payments                                 --           --             --           --            --           --         --
Contract terminations:
   Surrender benefits and contract charges   (2,866)      (2,375)        (2,437)          --            --         (506)        --
   Death benefits                           (45,830)          --             --           --            --           --         --
                                           --------     --------       --------       ------       -------     --------    -------
Increase (decrease) from contract
   transactions                             526,400      289,240        366,410        7,429        39,859      278,675     25,557
                                           --------     --------       --------       ------       -------     --------    -------
Net assets at beginning of year               7,726           --             --           --            --           --         --
                                           --------     --------       --------       ------       -------     --------    -------
Net assets at end of year                  $498,126     $268,909       $342,709       $6,949       $41,492     $285,958    $25,835
                                           ========     ========       ========       ======       =======     ========    =======

Accumulation unit activity
Units outstanding at beginning of year        7,716           --             --           --            --           --         --
Contract purchase payments                  341,583      297,468        317,723        7,798        36,843      243,999     20,581
Net transfers(3)                            263,592       14,891         75,331          152         2,402       28,773      3,760
Contract terminations:
   Surrender benefits and contract charges   (3,062)      (2,672)        (2,672)          --            --         (487)        --
   Death benefits                           (53,416)          --             --           --            --           --         --
                                           --------     --------       --------       ------       -------     --------    -------
Units outstanding at end of year            556,413      309,687        390,382        7,950        39,245      272,285     24,341
                                            =======      =======        =======        =====        ======      =======     ======

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.
(3) Includes transfer activity from (to) other subacounts and transfers from
    (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)  WFDI1(1)      EMG         SMGD2(2)    SMGD1(3)       EGD        WNDM3(1)     SNDM1(3)
Operations
Investment income (loss) -- net             $   325  $   979,539      $ 1,840     $ 35,493   $   348,747    $ 106,072    $ 117,444
Net realized gain (loss) on investments           1       80,782           (8)     (13,505)       72,536      (14,801)     (12,528)
Net change in unrealized appreciation or
   depreciation of investments                  513   (1,592,346)      (2,647)     (47,609)   (1,137,292)    (281,651)    (345,558)
                                                ---   ----------       ------      -------    ----------     --------     --------
Net increase (decrease) in net assets
   resulting from operations                    839     (532,025)        (815)     (25,621)     (716,009)    (190,380)    (240,642)
                                                ===     ========         ====      =======      ========     ========     ========

Contract transactions
Contract purchase payments                   67,613    1,208,930       35,092      592,277     1,763,702    1,621,877    2,310,821
Net transfers(4)                                 --    1,462,595       13,786       44,579     1,381,484      420,630      208,870
Annuity payments                                 --         (338)          --           --            --           --           --
Contract terminations:
   Surrender benefits and contract charges       --     (874,865)         (58)      (9,821)     (362,293)     (17,803)     (54,721)
   Death benefits                                --     (124,332)          --           --       (15,459)          --           --
                                                ---   ----------       ------      -------    ----------     --------     --------
Increase (decrease) from contract
   transactions                              67,613    1,671,990       48,820      627,035     2,767,434    2,024,704    2,464,970
                                                ---   ----------       ------      -------    ----------     --------     --------
Net assets at beginning of year                  --   12,390,195           --           --     3,684,613           --           --
                                                ---   ----------       ------      -------    ----------     --------     --------
Net assets at end of year                   $68,452  $13,530,160      $48,005     $601,414   $ 5,736,038   $1,834,324   $2,224,328
                                            =======  ===========      =======     ========   ===========   ==========   ==========

Accumulation unit activity
Units outstanding at beginning of year           --    5,985,403           --           --     2,140,748           --           --
Contract purchase payments                   65,132      588,776       36,506      576,405     1,038,976    1,699,790    2,320,492
Net transfers(4)                                 --      705,526       14,695       47,010       781,895      450,792      209,407
Contract terminations:
   Surrender benefits and contract charges       --     (439,631)         (63)     (10,410)     (235,255)     (20,701)     (61,603)
   Death benefits                                --      (60,961)          --           --        (9,367)          --           --
                                             ------   ----------       ------      -------    ----------     --------     --------
Units outstanding at end of year             65,132    6,779,113       51,138      613,005     3,716,997    2,129,881    2,468,296
                                             ======    =========       ======      =======     =========    =========    =========

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period May 1, 2000 (commencement of operations) to Dec. 31, 2000.
(3) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.
(4) Includes transfer activity from (to) other subacounts and transfers from
    (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)  WNDM1(1)     WSCA5(1)     WSCA3(1)     SSCA1(2)      WSCA1(1)     WSMC5(1)     WSMC3(1)
Operations
Investment income (loss) -- net            $  9,613      $   380     $  3,988     $  3,620       $   707     $   (629)    $ (1,867)
Net realized gain (loss) on investments         326           (2)        (410)        (187)         (318)          35         (574)
Net change in unrealized appreciation or
   depreciation of investments              (28,117)        (686)      (1,640)      (9,692)       (1,489)     (21,080)     (61,599)
                                            -------         ----       ------       ------        ------      -------      -------
Net increase (decrease) in net assets
   resulting from operations                (18,178)        (308)       1,938       (6,259)       (1,100)     (21,674)     (64,040)
                                            =======         ====        =====       ======        ======      =======      =======

Contract transactions
Contract purchase payments                   98,338          301      136,222      154,774        24,179      106,450      379,294
Net transfers(3)                             90,857       14,621       17,256       (1,532)       11,375       73,195      170,789
Annuity payments                                 --           --           --           --            --           --           --
Contract terminations:
   Surrender benefits and contract charges     (888)          --         (223)          --            --           --         (232)
   Death benefits                                --           --           --           --            --           --           --
                                            -------         ----       ------       ------        ------      -------      -------
Increase (decrease) from contract
   transactions                             188,307       14,922      153,255      153,242        35,554      179,645      549,851
                                            -------       ------      -------      -------        ------      -------      -------
Net assets at beginning of year                  --           --           --           --            --           --           --
                                            -------         ----       ------       ------        ------      -------      -------
Net assets at end of year                  $170,129      $14,614     $155,193     $146,983       $34,454     $157,971     $485,811
                                           ========      =======     ========     ========       =======     ========     ========

Accumulation unit activity
Units outstanding at beginning of year           --           --           --           --            --           --           --
Contract purchase payments                  100,911          338      154,535      148,253        25,657      156,134      547,970
Net transfers(3)                             97,935       15,953       18,840       (1,618)       12,844      104,283      249,723
Contract terminations:
   Surrender benefits and contract charges     (974)          --         (230)          --            --           --         (369)
   Death benefits                                --           --           --           --            --           --           --
                                            -------         ----       ------       ------        ------      -------      -------
Units outstanding at end of year            197,872       16,291      173,145      146,635        38,501      260,417      797,324
                                            =======       ======      =======      =======        ======      =======      =======

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.
(3) Includes transfer activity from (to) other subacounts and transfers from
    (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)  WSMC1(1)       EMU       WMSS3(1)     SMSS1(2)     WMSS1(1)       EPG            EPL
Operations
Investment income (loss) -- net            $   (190)    $  3,416     $   (90)     $  (367)     $  (32)    $  540,701     $   73,712
Net realized gain (loss) on investments         (87)         288           9           86           1        (33,217)       (58,863)
Net change in unrealized appreciation or
   depreciation of investments               (6,457)      17,841       2,189        4,924         408         48,627       (203,865)
                                             ------       ------       -----        -----         ---         ------       --------
Net increase (decrease) in net assets
   resulting from operations                 (6,734)      21,545       2,108        4,643         377        556,111       (189,016)
                                             ======       ======       =====        =====         ===        =======       ========

Contract transactions
Contract purchase payments                   26,985       27,001      33,052       54,201         310      1,672,799        909,492
Net transfers(3)                             52,727      125,485       8,407       41,995       6,400      1,560,008      1,505,236
Annuity payments                                 --           --          --           --          --             --             --
Contract terminations:
   Surrender benefits and contract charges     (424)      (8,186)       (206)      (7,187)         --       (524,588)       (74,650)
   Death benefits                                --           --          --           --          --        (16,684)            --
                                             ------       ------       -----        -----         ---         ------       --------
Increase (decrease) from contract
   transactions                              79,288      144,300      41,253       89,009       6,710      2,691,535      2,340,078
                                             ------      -------      ------       ------       -----      ---------      ---------
Net assets at beginning of year                  --       32,322          --           --          --      5,082,976        461,834
                                             ------       ------       -----        -----         ---         ------       --------
Net assets at end of year                  $ 72,554     $198,167     $43,361      $93,652      $7,087     $8,330,622     $2,612,896
                                           ========     ========     =======      =======      ======     ==========     ==========

Accumulation unit activity
Units outstanding at beginning of year           --       30,888          --           --          --      4,302,357        346,626
Contract purchase payments                   38,131       24,922      31,175       48,762         304      1,413,558        710,605
Net transfers(3)                             82,708      121,306       7,974       36,521       6,074      1,330,062      1,197,000
Contract terminations:
   Surrender benefits and contract charges    (724)       (7,529)       (191)      (6,541)         --       (416,340)       (62,731)
   Death benefits                                --           --          --           --          --        (13,835)            --
                                             ------       ------       -----        -----         ---         ------       --------
Units outstanding at end of year            120,115      169,587      38,958       78,742       6,378      6,615,802      2,191,500
                                            =======      =======      ======       ======       =====      =========      =========

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) For the period Feb. 11, 2000 (commencement of operations) to Dec. 31, 2000.
(3) Includes transfer activity from (to) other subacounts and transfers from
    (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

                                                                        Segregated Asset Subaccounts
Period ended December 31, 2000 (continued)                      WIGR3(1)     WIGR1(1)        EPT        WVIS3(1)       WVIS1(1)
Operations
Investment income (loss) -- net                               $   (8,679)    $ (2,302)    $ (2,561)   $   (7,126)     $ (2,347)
Net realized gain (loss) on investments                             (462)      (1,613)        (206)          918           197
Net change in unrealized appreciation or
   depreciation of investments                                   (69,649)     (12,286)     (65,814)     (226,338)      (85,292)
                                                                 -------      -------      -------      --------       -------
Net increase (decrease) in net assets
   resulting from operations                                     (78,790)     (16,201)     (68,581)     (232,546)      (87,442)
                                                                 =======      =======      =======      ========       =======

Contract transactions
Contract purchase payments                                     1,200,376      395,278      339,856     1,196,707       618,918
Net transfers(2)                                                 892,699      153,543      298,804       903,927        67,259
Annuity payments                                                      --           --           --            --            --
Contract terminations:
   Surrender benefits and contract charges                        (4,530)      (1,914)      (8,269)      (12,251)       (1,322)
   Death benefits                                                     --           --           --            --            --
                                                               ---------      -------      -------      --------       -------
Increase (decrease) from contract transactions                 2,088,545      546,907      630,391     2,088,383       684,855
                                                               ---------      -------      -------     ---------       -------
Net assets at beginning of year                                       --           --        1,414            --            --
                                                              ----------     --------     --------    ----------      --------
Net assets at end of year                                     $2,009,755     $530,706     $563,224    $1,855,837      $597,413
                                                              ==========     ========     ========    ==========      ========

Accumulation unit activity
Units outstanding at beginning of year                                --           --          955            --            --
Contract purchase payments                                     1,508,631      504,164      221,580     1,418,026       732,344
Net transfers(2)                                               1,175,687      206,896      185,877     1,110,007        82,925
Contract terminations:
   Surrender benefits and contract charges                        (5,893)      (2,616)      (5,906)      (14,733)       (1,627)
   Death benefits                                                     --           --           --            --            --
                                                              ----------     --------     --------    ----------      --------
Units outstanding at end of year                               2,678,425      708,444      402,506     2,513,300       813,642
                                                               =========      =======      =======     =========       =======

(1) For the period March 3, 2000 (commencement of operations) to Dec. 31, 2000.
(2) Includes transfer activity from (to) other subacounts and transfers from
    (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------

Statements of Changes in Net Assets

                                                        Segregated Asset Subaccounts

Period ended December 31, 1999           ESI          EMS          EIA(1)          EMG          EGD
Operations
Investment income (loss) -- net     $   509,375  $    34,572     $  1,034     $   629,710   $       17
Net realized gain (loss) on
   investments                          (38,416)          (6)        (655)         31,804       24,584
Net change in unrealized
   appreciation or depreciation
   of investments                      (431,444)          (4)          (7)        705,266      694,325
                                      ---------      -------        -----       ---------      -------
Net increase (decrease) in net
   assets resulting from
   operations                            39,515       34,562          372       1,366,780      718,926
                                         ======       ======          ===       =========      =======

Contract transactions
Contract purchase payments            2,364,485      327,820        5,191       1,698,764    1,253,933
Net transfers(3)                      1,661,343      920,070        2,163       1,651,501      409,913
Annuity payments                           (143)          --           --            (257)          --
Contract terminations:
   Surrender benefits and
      contract charges                 (643,436)  (1,027,233)          --        (777,693)    (132,862)
   Death benefits                      (155,072)          --           --        (113,085)     (30,780)
                                      ---------      -------        -----       ---------      -------
Increase (decrease) from contract
   transactions                       3,227,177      220,657        7,354       2,459,230    1,500,204
                                      ---------      -------        -----       ---------      -------
Net assets at beginning of year       7,553,609      858,800           --       8,564,185    1,465,483
                                      ---------      -------        -----       ---------      -------
Net assets at end of year           $10,820,301  $ 1,114,019     $  7,726     $12,390,195   $3,684,613
                                    ===========  ===========     ========     ===========   ==========

Accumulation unit activity
Units outstanding at beginning
   of year                            5,688,915      749,301           --       4,684,466    1,108,323
Contract purchase payments            1,802,413      279,813        5,303         906,505      882,440
Net transfers(3)                      1,255,338      788,973        2,413         874,349      288,019
Contract terminations:
   Surrender benefits and
      contract charges                 (503,166)    (876,926)          --        (420,370)    (117,217)
   Death benefits                      (116,901)          --           --         (59,547)     (20,817)
                                      ---------      -------        -----       ---------      -------
Units outstanding at end of year      8,126,599      941,161        7,716       5,985,403    2,140,748
                                      =========      =======        =====       =========    =========



Period ended December 31, 1999          EMU(2)        EPG          EPL(2)         EPT(1)
EPT(1)
Operations
Investment income (loss) -- net     $       (20) $    78,511     $   (631)    $        96
Net realized gain (loss) on
   investments                               --       (6,058)      28,632               1
Net change in unrealized
   appreciation or depreciation
   of investments                           787     (265,626)      39,902             277
                                            ---     --------       ------             ---
Net increase (decrease) in net
   assets resulting from
   operations                               767     (193,173)      67,903             374
                                            ===     ========       ======             ===

Contract transactions
Contract purchase payments                1,178    2,903,937       70,121           1,040
Net transfers(3)                         30,377    2,189,715      323,810              --
Annuity payments                             --          --            --              --
Contract terminations:
   Surrender benefits and
      contract charges                       --      (79,588)          --              --
   Death benefits                            --      (20,046)          --              --
                                         ------    ---------      -------           -----
Increase (decrease) from contract
   transactions                          31,555    4,994,018      393,931           1,040
                                         ------    ---------      -------           -----
Net assets at beginning of year              --      282,131           --              --
                                         ------    ---------      -------           -----
Net assets at end of year           $    32,322  $ 5,082,976     $461,834     $     1,414
                                    ===========  ===========     ========     ===========

Accumulation unit activity
Units outstanding at beginning
   of year                                   --      238,893           --              --
Contract purchase payments                1,194    2,446,691       61,197             955
Net transfers(3)                         29,694    1,788,367      285,429              --
Contract terminations:
   Surrender benefits and
      contract charges                       --     (155,678)          --              --
   Death benefits                            --      (15,916)          --              --
                                         ------    ---------      -------           -----
Units outstanding at end of year         30,888    4,302,357      346,626             955
                                         ======    =========      =======             ===

(1) For the period Aug. 26, 1999 (commencement of operations) to Dec. 31, 1999.
(2) For the period Sept. 22, 1999 (commencement of operations) to Dec. 31, 1999.
(3) Includes transfer activity from (to) other subacounts and transfers from
    (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


Notes to Financial Statements

1. ORGANIZATION
American Enterprise Variable Annuity Account (the Account) was established under Indiana law on July 15, 1987 and the subaccounts are registered together as a single unit investment trust of American Enterprise Life Insurance Company (American Enterprise Life) under the Investment Company Act of 1940, as amended (the 1940 Act). Operations of the Account commenced on Feb. 21, 1995.

The Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following mutual funds or portfolios (collectively, the Funds), which are registered under the 1940 Act as diversified, open-end management investment companies and have the following investment managers.

Invests exclusively in shares of                              Subaccount                        Investment Manager
AXP(R) Variable Portfolio - Blue Chip Advantage Fund          WBCA5, WBCA3, SBCA1, WBCA1        IDS Life Insurance Company(1)
AXP(R) Variable Portfolio - Bond Fund                         ESI, SBND2, SBND1                 IDS Life Insurance Company(1)
AXP(R) Variable Portfolio - Cash Management Fund              EMS, SCMG2, SCMG1                 IDS Life Insurance Company(1)
AXP(R) Variable Portfolio - Diversified Equity Income Fund    WDEI5, WDEI3, SDEI1,WDEI1         IDS Life Insurance Company(1)
AXP(R) Variable Portfolio - Extra Income Fund                 EIA, WEXI3, SEXI1, WEXI1          IDS Life Insurance Company(1)
AXP(R) Variable Portfolio - Federal Income Fund               WFDI5, WFDI3, SFDI1, WFDI1        IDS Life Insurance Company(1)
AXP(R) Variable Portfolio - Managed Fund                      EMG, SMGD2, SMGD1                 IDS Life Insurance Company(1)
AXP(R) Variable Portfolio - New Dimensions Fund(R)            EGD, WNDM3, SNDM1, WNDM1          IDS Life Insurance Company(1)
AXP(R) Variable Portfolio - Small Cap Advantage Fund          WSCA5, WSCA3, SSCA1, WSCA1        IDS Life Insurance Company(2)
FTVIPT Franklin Small Cap Fund - Class 2                      WSMC5, WSMC3, WSMC1               Franklin Advisers, Inc.
FTVIPT Mutual Shares Securities Fund - Class 2                EMU, WMSS3, SMSS1, WMSS1          Franklin Mutual Advisers, LLC
Putnam VT Growth and Income Fund - Class IB Shares            EPG                               Putnam Investment Management, LLC
Putnam VT International Growth Fund - Class IB Shares         EPL, WIGR3, WIGR1                 Putnam Investment Management, LLC
Putnam VT Vista Fund - Class IB Shares                        EPT, WVIS3, WVIS1                 Putnam Investment Management, LLC

(1) American Express Financial Corporation (AEFC) is the investment adviser.
(2) AEFC is the investment adviser. Kenwood Capital Management LLC is the sub-investment adviser.

The assets of each subaccount of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by American Enterprise Life.

American Enterprise Life issues the contracts that are distributed by banks and financial institutions either directly or through a network of third-party marketers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Investments in the Funds
Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Funds. Investment transactions are accounted for on the date the shares are purchased and sold. The cost of investments sold and redeemed is determined on the average cost method. Dividend distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

Federal Income Taxes
American Enterprise Life is taxed as a life insurance company. The Account is treated as part of American Enterprise Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


3. MORTALITY AND EXPENSE RISK FEE
American Enterprise Life makes contractual assurances to the Account that possible future adverse changes in administrative expenses and mortality experience of the contract owners and annuitants will not affect the Account. The mortality and expense risk fee paid to American Enterprise Life is computed daily and is equal, on an annual basis, to a range from 1.05% to 1.65% of the average daily net assets of the subaccounts, depending on the contract and death benefit option selected.

4. ADMINISTRATIVE CHARGE
American Enterprise Life deducts a daily charge equal, on an annual basis, to 0.15% of the average daily net assets of each subaccount as an administrative charge. This charge covers certain administrative and operating expenses of the subaccounts incurred by American Enterprise Life such as accounting, legal and data processing fees, and expenses involved in the preparation and distribution of reports and prospectuses. This charge cannot be increased.

5. CONTRACT ADMINISTRATIVE CHARGE
American Enterprise Life deducts a contract administrative charge of $40 per year on each contract anniversary. This charge cannot be increased and does not apply after annuity payouts begin. American Enterprise Life does not expect to profit from this charge. This charge reimburses American Enterprise Life for expenses incurred in establishing and maintaining the annuity records. This charge is waived when the contract value is $100,000 or more on the current contract anniversary. The $40 annual charge is deducted at the time of any full withdrawal.

6. WITHDRAWAL CHARGE
American Enterprise Life will use a withdrawal charge to help it recover certain expenses relating to the sale of the annuity. The withdrawal charge may be deducted for withdrawals up to the first nine payment years following a purchase payment. Charges by American Enterprise Life for withdrawals are not identified on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $662,606 in 2000 and $479,554 in 1999. Such charges are not treated as a separate expense of the subaccounts. They are ultimately deducted from contract withdrawal benefits paid by American Enterprise Life. This charge is waived if the withdrawal meets certain provisions as stated in the contract.

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


7. INVESTMENT IN SHARES

The subaccounts' investments in shares of the Funds as of Dec. 31, 2000 were as follows:

Investment                                                    Subaccount          Shares               NAV
AXP(R) Variable Portfolio - Blue Chip Advantage Fund          WBCA5                  489            $ 9.88
                                                              WBCA3               72,960              9.88
                                                              SBCA1               68,294              9.88
                                                              WBCA1                7,461              9.88
AXP(R) Variable Portfolio - Bond Fund                         ESI              1,261,624             10.37
                                                              SBND2                6,303             10.37
                                                              SBND1               68,197             10.37
AXP(R) Variable Portfolio - Cash Management Fund              EMS              5,548,172              1.00
                                                              SCMG2            2,670,797              1.00
                                                              SCMG1           11,574,470              1.00
AXP(R) Variable Portfolio - Diversified Equity Income Fund    WDEI5                  794             10.01
                                                              WDEI3                7,130             10.01
                                                              SDEI1                5,570             10.01
                                                              WDEI1                4,283             10.01
AXP(R) Variable Portfolio - Extra Income Fund                 EIA                 69,979              6.99
                                                              WEXI3               38,180              6.99
                                                              SEXI1               48,668              6.99
                                                              WEXI1                1,079              6.99
AXP(R) Variable Portfolio - Federal Income Fund               WFDI5                4,065             10.17
                                                              WFDI3               26,979             10.17
                                                              SFDI1                2,535             10.17
                                                              WFDI1                6,721             10.17
AXP(R) Variable Portfolio - Managed Fund                      EMG                765,334             17.68
                                                              SMGD2                2,717             17.68
                                                              SMGD1               34,053             17.68
AXP(R) Variable Portfolio - New Dimensions Fund(R)            EGD                297,237             19.21
                                                              WNDM3               95,576             19.21
                                                              SNDM1              115,355             19.21
                                                              WNDM1                8,866             19.21
AXP(R) Variable Portfolio - Small Cap Advantage Fund          WSCA5                1,306             11.20
                                                              WSCA3               13,869             11.20
                                                              SSCA1               13,137             11.20
                                                              WSCA1                3,079             11.20
FTVIPT Franklin Small Cap Fund - Class 2                      WSMC5                7,459             21.14
                                                              WSMC3               22,820             21.14
                                                              WSMC1                3,432             21.14
FTVIPT Mutual Shares Securities Fund - Class 2                EMU                 13,936             14.22
                                                              WMSS3                3,049             14.22
                                                              SMSS1                6,586             14.22
                                                              WMSS1                  498             14.22
Putnam VT Growth and Income Fund - Class IB Shares            EPG                322,959             25.76
Putnam VT International Growth Fund - Class IB Shares         EPL                147,371             17.67
                                                              WIGR3              112,982             17.67
                                                              WIGR1               30,034             17.67
Putnam VT Vista Fund - Class IB Shares                        EPT                 28,361             19.60
                                                              WVIS3               94,316             19.60
                                                              WVIS1               30,480             19.60

American Express FlexChoice(SM) Variable Annuity
   American Enterprise Variable Annuity Account
--------------------------------------------------------------------------------


8. INVESTMENT TRANSACTIONS

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, were as follows:

                                                                            Year ended Dec. 31,
Investment                                                    Subaccount            2000              1999
AXP(R) Variable Portfolio - Blue Chip Advantage Fund          WBCA5(1)          $ 19,708               $--
                                                              WBCA3(1)           828,917                --
                                                              SBCA1(2)           848,945                --
                                                              WBCA1(1)            79,108                --
AXP(R) Variable Portfolio - Bond Fund                         ESI              3,173,327         4,264,147
                                                              SBND2(3)            65,911                --
                                                              SBND1(2)           725,727                --
AXP(R) Variable Portfolio - Cash Management Fund              EMS             23,690,904         3,721,067
                                                              SCMG2(3)         9,719,793                --
                                                              SCMG1(2)        44,161,739                --
AXP(R) Variable Portfolio - Diversified Equity Income Fund    WDEI5(1)             7,810                --
                                                              WDEI3(1)            71,273                --
                                                              SDEI1(2)            53,950                --
                                                              WDEI1(1)            48,826                --
AXP(R) Variable Portfolio - Extra Income Fund                 EIA(4)             605,365           359,305
                                                              WEXI3(1)           302,587                --
                                                              SEXI1(2)           384,229                --
                                                              WEXI1(1)             8,199                --
AXP(R) Variable Portfolio - Federal Income Fund               WFDI5(1)            40,650                --
                                                              WFDI3(1)           270,300                --
                                                              SFDI1(2)            25,632                --
                                                              WFDI1(1)            67,968                --
AXP(R) Variable Portfolio - Managed Fund                      EMG              3,742,448         3,779,798
                                                              SMGD2(3)            50,845                --
                                                              SMGD1(2)         1,055,426                --
AXP(R) Variable Portfolio - New Dimensions Fund(R)            EGD              3,563,534         1,646,330
                                                              WNDM3(1)         2,376,709                --
                                                              SNDM1(2)         2,667,601                --
                                                              WNDM1(1)           211,071                --
AXP(R) Variable Portfolio - Small Cap Advantage Fund          WSCA5(1)            15,367                --
                                                              WSCA3(1)           166,008                --
                                                              SSCA1(2)           160,461                --
                                                              WSCA1(1)            39,866                --
FTVIPT Franklin Small Cap Fund - Class 2                      WSMC5(1)           180,893                --
                                                              WSMC3(1)           582,349                --
                                                              WSMC1(1)            79,687                --
FTVIPT Mutual Shares Securities Fund - Class 2                EMU(5)             155,889            31,563
                                                              WMSS3(1)            41,459                --
                                                              SMSS1(2)            96,245                --
                                                              WMSS1(1)             6,709                --
Putnam VT Growth and Income Fund - Class IB Shares            EPG              3,569,720         5,266,904
Putnam VT International Growth Fund - Class IB Shares         EPL(5)           6,617,463           577,265
                                                              WIGR3(1)         2,081,827                --
                                                              WIGR1(1)           577,260                --
Putnam VT Vista Fund - Class IB Shares                        EPT(4)             638,634             1,142
                                                              WVIS3(1)         2,089,466                --
                                                              WVIS1(1)           715,091                --

(1) Operations commenced on March 3, 2000.
(2) Operations commenced on Feb. 11, 2000.
(3) Operations commenced on May 1, 2000.
(4) Operations commenced on Aug. 26, 1999.
(5) Operations commenced on Sept. 22, 1999.

                                                               45271-20 A (2/02)

PART C.

Item 24.  Financial  Statements  and Exhibits

     Financial Statements included in Part A of this Registration
     Statement upon amendment:

     American Enterprise Life Insurance Company

     Balance sheet as of September 30, 2001.
     Statements of Income as of September 30, 2001 and 2000.
     Statements of Cash Flows as of September 30, 2001 and 2000.
     Notes to Financial Statements.

     Financial Statements included in Part A of this Registration Statement:

     Report of Independent Auditors dated Feb. 8, 2001.
     Balance sheets as of Dec. 31, 2000 and 1999.
     Statements of Income for the years ended Dec. 31, 2000, 1999, and 1998. Statements of Stockholder's Equity for the three years ended Dec. 31, 2000. Statements of Cash Flows for the years ended Dec. 31, 2000, 1999, and 1998. Notes to Financial Statements.

     Financial Statements included in Part B of this Registration Statement upon amendment:

     American Enterprise Variable Annuity Account

     Statements of Net Assets for the year ended Dec. 31, 2001.
     Statements of Operations for the period ended Dec. 31, 2001.
     Statements of Changes in Net Assets for the period ended Dec. 31, 2001. Notes to Financial Statements.

     Report of Independent Auditors dated March 23, 2001.
     Statements of Net Assets for the year ended Dec. 31, 2000.
     Statements of Operations for the period ended Dec. 31, 2000.
     Statements of Changes in Net Assets for the period ended Dec. 31, 2000. Notes to Financial Statements.

(b)  Exhibits:

1.1 Resolution of the Executive Committee of the Board of Directors of American Enterprise Life Insurance Company establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

1.2 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 10 subaccounts dated Aug. 21, 1997, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 8 to Registration Statement No. 33-54471, filed on or about Aug. 27, 1997, is incorporated by reference.

1.3 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 6 subaccounts dated June 17, 1998, filed electronically as Exhibit 1.3 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 12 to Registration Statement No. 33-54471, filed on or about Aug. 24, 1998, is incorporated by reference.

1.4 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 16 subaccounts dated Jan. 20, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Pre-Effective Amendment No. 1 to Registration Statement No. 333-67595, filed on or about Feb. 16, 1999, is incorporated by reference.

1.5 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 37 subaccounts dated June 29, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about July 8, 1999, is incorporated by reference.

1.6 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 236 subaccounts dated Sept. 8, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Pre-Effective Amendment No. 1 to Registration Statement No. 333-82149, filed on or about Sept. 21, 1999, is incorporated by reference.

1.7 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 67 subaccounts dated Nov. 22, 1999, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 2 to Registration Statement No. 333-85567 filed on or about Dec. 30, 1999 is incorporated by reference.

1.8 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 15 subaccounts dated Feb. 2, 2000, filed electronically as Exhibit 1.2 to American Enterprise Variable Annuity Accounts Pre-Effective Amendment No. 1 to Registration Statement No. 333-92297, filed on or about Feb. 11, 2000, is incorporated by reference.

1.9 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 141 additional subaccounts within the separate account dated April 25, 2000, filed electronically as Exhibit
          1.3 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 5 to Registration Statement No. 333-85567 filed on or about April 28, 2000 is incorporated by reference.

1.10 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 1 subaccount dated April 25, 2000, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 3 to Registration Statement No. 333-74865, filed on or about April 27, 2001, is incorporated by reference.

1.11 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 21 subaccounts dated April 13, 2001, filed electronically as Exhibit 1.4 to American Enterprise Variable Annuity Accounts Post-Effective Amendment No. 7 to Registration Statement No. 333-85567, filed on or about April 30, 2001, is incorporated by reference.

1.12 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 12 subaccounts dated Sept. 29, 2000, filed electronically as Exhibit 1.12 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

1.13 Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing 85 subaccounts dated Feb. 5, 2002, filed electronically as Exhibit 1.13 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

2.        Not applicable.

3.1 Form of Selling Agreement for American Enterprise Life Insurance Company Variable Annuities, filed electronically as Exhibit 3 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 filed on or about Nov. 4, 1999 is incorporated by reference.

3.2 Form of Master General Agent Agreement for American Enterprise Life Insurance Company Variable Annuities (form 9802 B), filed electronically as Exhibit 3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865 filed on or about Aug. 4, 1999, is incorporated by reference.

4.1 Form of Deferred Annuity Contract for the American Express FlexChoice(SM) Variable Annuity contract Option L (form 271496), filed electronically as Exhibit 4.1 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

4.2 Form of Deferred Annuity Contract for the American Express FlexChoice(SM) Variable Annuity contract Option C (form 271491), filed electronically as Exhibit 4.2 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

4.3 Form of Enhanced Death Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 44213), filed electronically as Exhibit 4.3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.4 Form of Guaranteed Minimum Income Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 44214), filed electronically as Exhibit 4.4 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.5 Form of Disability Waiver of Withdrawal Charges Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 44215), filed electronically as Exhibit 4.5 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-85567 on form N-4, filed on or about Nov. 4, 1999, is incorporated by reference.

4.6 Form of Roth IRA Endorsement for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity, the American Express Signature One Variable Annuity(SM) and the American Express FlexChoice(SM) Variable Annuity (form 43094) filed electronically as Exhibit 4.2 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about Aug. 4, 1999, is incorporated by reference.

4.7 Form of SEP-IRA for the American Express FlexChoice(SM) Variable Annuity (form 43433) filed electronically as Exhibit 4.3 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-74865, filed on or about Aug. 4, 1999, is incorporated by reference.

4.8 Form of TSA Endorsement for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 43413), filed electronically as Exhibit 4.4 to American Enterprise Variable Annuity Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-72777 on form N-4, filed on or about July 8, 1999, is incorporated by reference.

4.9 Form of Benefit Protector(SM) Death Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity, the American Express(R) Signature One Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 271155), filed electronically as Exhibit 4.15 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567, filed on or about March 1, 2001, is incorporated by reference.

4.10 Form of Benefit Protector(SM) Plus Death Benefit Rider for the Wells Fargo Advantage(SM) Variable Annuity, the Wells Fargo Advantage(SM) Builder Variable Annuity, the American Express(R) Signature One Variable Annuity and the American Express FlexChoice(SM) Variable Annuity (form 271156), filed electronically as Exhibit 4.16 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 6 to Registration Statement No. 333-85567, filed on or about March 1, 2001, is incorporated by reference.

5 Form of Variable Annuity Application for the American Express FlexChoice(SM) Variable Annuity (form 271552), filed electronically as
          Exhibit 5 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

6.1 Amendment and Restatement of Articles of Incorporation of American Enterprise Life dated July 29, 1986, filed electronically as Exhibit
          6.1 to American Enterprise Life Personal Portfolio Plus 2's Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

6.2       Amended By-Laws of American  Enterprise Life, filed  electronically as
          Exhibit 6.2 to American Enterprise Life Personal Portfolio Plus 2's Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated by reference.

7.        Not applicable.

8.1 (a) Copy of Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds Corp. and American Enterprise Life Insurance Company, dated Jan. 16, 1995, filed electronically as Exhibit 8.2 to American Enterprise Life Personal Portfolio Plus 2's Post-Effective Amendment No. 2 to Registration Statement No. 33-54471, is incorporated by reference.

8.1 (b)   Form of  Amendment  No.  5 to  Participation  Agreement  among  Putnam
          Capital  Manager  Trust,   Putnam  Mutual  Funds  Corp.  and  American
          Enterprise  Life  Insurance   Company  dated  July  16,  1999,   filed
          electronically  as  Exhibit  8.1  (b)  to  Registrant's  Pre-Effective
          Amendment No. 1 to Registration Statement No. 333-85567 filed on or about Nov. 4, 1999 is incorporated by reference.

8.2 Copy of Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American Enterprise Life Insurance Company, on behalf of itself and its separate accounts, and American Express Financial Advisors, Inc., dated Oct. 30, 1997, filed electronically as Exhibit 8.5 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated by reference.

8.3 (a) Copy of Participation Agreement among Variable Insurance Products Fund, and Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
          Exhibit 1.A.(8)(a) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.3 (b) Copy of Participation Agreement among Variable Insurance Products Fund III, and Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as
          Exhibit 1.A.(8)(b) to American Enterprise Variable Life Account's Pre-Effective Amendment No. 1 to Registration Statement No. 333-84121, filed on or about Nov. 16, 1999, is incorporated by reference.

8.3 (c) Form of Second Amendment to Participation Agreement among Variable Insurance Products Fund III, and Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated Feb. __, 2002, filed electronically as Exhibit 8.3 (c) to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

8.4 (a) Copy of Participation Agreement among MFS Variable Insurance Trust, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated Sept. 1, 1999, filed electronically as Exhibit 1.A.(8)(m) to American Enterprise Variable Life Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, filed on or about April 27, 2001, is incorporated by reference.

8.4 (b) Form of Amendment to Participation Agreement among MFS Variable Insurance Trust, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated Feb. 28, 2002, filed electronically as Exhibit 8.4 (b) to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002, is incorporated by reference.

9. Opinion of counsel and consent to its use as to the legality of the securities being registered, filed electronically herewith.

10. Consent of Independent Auditors for the American Express FlexChoice(SM) Variable Annuity, filed electronically herewith.

11.       None.

12.       Not applicable.

13.       Copy  of  schedule  for  computation  of  each  performance  quotation provided in the Registration Statement for the American Express FlexChoice(SM) Variable Annuity in response to Item 21, filed electronically as Exhibit 13 to Registrant's Pre-Effective Amendment No. 1 to Registration Statement No. 333-73958, filed on or about Feb. 20, 2002.

14.       Not applicable.

15. Power of Attorney to sign this Registration Statement, dated April 25, 2001, filed electronically as Exhibit 24 to American Enterprise MVA Account's Post-Effective Amendment No. 7 to Registration Statement
          333-86297 on form S-1, filed on or about April 26, 2001, is incorporated by reference.


Item 25. Directors and Officers of the Depositor (American Enterprise Life Insurance Company)

Name                                  Principal Business Address             Positions and Offices with Depositor
------------------------------------- -------------------------------------- --------------------------------------

Gumer C. Alvero                       829 AXP Financial Center               Director, Chairman of the Board and
                                      Minneapolis, MN  55474                 Executive Vice President - Annuities

Douglas K. Dunning                    829 AXP Financial Center               Director
                                      Minneapolis, MN  55474

Lorraine R. Hart                      829 AXP Financial Center               Vice President, Investments
                                      Minneapolis, MN  55474

Carol A. Holton                       829 AXP Financial Center               Director, President and Chief
                                      Minneapolis, MN  55474                 Executive Officer

Bruce A. Kohn                         829 AXP Financial Center               Vice President, Group Counsel and
                                      Minneapolis, MN  55474                 Assistant Secretary

Paul S. Mannweiler                    Indianapolis Power and Light           Director
                                      One Monument Circle
                                      P.O. Box 1595
                                      Indianapolis, IN  46206-1595

Eric L. Marhoun                       829 AXP Financial Center               Vice President, Group Counsel and
                                      Minneapolis, MN  55474                 Assistant Secretary

Mary Ellyn Minenko                    829 AXP Financial Center               Vice President, Group Counsel and
                                      Minneapolis, MN  55474                 Assistant Secretary

Teresa J. Rasmussen                   829 AXP Financial Center               Director, Vice President, General
                                      Minneapolis, MN  55474                 Counsel and Secretary

Philip C. Wentzel                     829 AXP Financial Center               Vice President and Controller
                                      Minneapolis, MN  55474

David L. Yowan                        829 AXP Financial Center               Vice President and Treasurer
                                      Minneapolis, MN  55474


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

         American Enterprise Life Insurance Company is a wholly-owned subsidiary of IDS Life Insurance Company which is a wholly-owned subsidiary of American Express Financial Corporation. American Express Financial Corporation is a wholly-owned subsidiary of American Express Company (American Express).

The following list includes the names of major subsidiaries of American Express.
                                                                                          Jurisdiction of
Name of Subsidiary                                                                        Incorporation

I. Travel Related Services

     American Express Travel Related Services Company, Inc.                               New York

II. International Banking Services

     American Express Bank Ltd.                                                           Connecticut

III. Companies engaged in Financial Services

     Advisory Capital Strategies Group Inc.                                               Minnesota
     American Centurion Life Assurance Company                                            New York
     American Enterprise Investment Services Inc.                                         Minnesota
     American Enterprise Life Insurance Company                                           Indiana
     American Express Asset Management Group Inc.                                         Minnesota
     American Express Asset Management International Inc.                                 Delaware
     American Express Asset Management International (Japan) Ltd.                         Japan
     American Express Asset Management Ltd.                                               England
     American Express Certificate Company                                                 Delaware
     American Express Client Service Corporation                                          Minnesota
     American Express Corporation                                                         Delaware
     American Express Financial Advisors Inc.                                             Delaware
     American Express Financial Corporation                                               Delaware
     American Express Insurance Agency of Arizona Inc.                                    Arizona
     American Express Insurance Agency of Idaho Inc.                                      Idaho
     American Express Insurance Agency of Nevada Inc.                                     Nevada
     American Express Insurance Agency of Oregon Inc.                                     Oregon
     American Express Minnesota Foundation                                                Minnesota
     American Express Property Casualty Insurance Agency of Kentucky Inc.                 Kentucky
     American Express Property Casualty Insurance Agency of Maryland Inc.                 Maryland
     American Express Property Casualty Insurance Agency of Pennsylvania Inc.             Pennsylvania
     American Express Trust Company                                                       Minnesota
     American Partners Life Insurance Company                                             Arizona
     IDS Cable Corporation                                                                Minnesota
     IDS Cable II Corporation                                                             Minnesota
     IDS Capital Holdings Inc.                                                            Minnesota
     IDS Futures Corporation                                                              Minnesota
     IDS Insurance Agency of Alabama Inc.                                                 Alabama
     IDS Insurance Agency of Arkansas Inc.                                                Arkansas
     IDS Insurance Agency of Massachusetts Inc.                                           Massachusetts
     IDS Insurance Agency of New Mexico Inc.                                              New Mexico
     IDS Insurance Agency of North Carolina Inc.                                          North Carolina
     IDS Insurance Agency of Utah Inc.                                                    Utah


     IDS Insurance Agency of Wyoming Inc.                                                 Wyoming
     IDS Life Insurance Company                                                           Minnesota
     IDS Life Insurance Company of New York                                               New York
     IDS Management Corporation                                                           Minnesota
     IDS Partnership Services Corporation                                                 Minnesota
     IDS Plan Services of California, Inc.                                                Minnesota
     IDS Property Casualty Insurance Company                                              Wisconsin
     IDS Real Estate Services, Inc.                                                       Delaware
     IDS Realty Corporation                                                               Minnesota
     IDS Sales Support Inc.                                                               Minnesota
     IDS Securities Corporation                                                           Delaware
     Investors Syndicate Development Corp.                                                Nevada
     Public Employee Payment Company                                                      Minnesota

Item 27.   Number of Contract owners

           This contract is new and, therefore, does not have any contract owners.

Item 28.   Indemnification

           The By-Laws of the depositor provide that the Corporation shall have the power to indemnify a director, officer, agent or employee of the Corporation pursuant to the provisions of applicable statues or pursuant to contract.

           The Corporation may purchase and maintain insurance on behalf of any director, officer, agent or employee of the Corporation against any liability asserted against or incurred by the director, officer, agent or employee in such capacity or arising out of the director's, officer's, agent's or employee's status as such, whether or not the Corporation would have the power to indemnify the director, officer, agent or employee against such liability under the provisions of applicable law.

           The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

           Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters.



Item 29. Principal Underwriters.

(a) American Express Financial Advisors acts as principal underwriter for the following investment companies:

     AXP Bond Fund, Inc.; AXP California Tax-Exempt Trust; AXP Discovery Fund, Inc.; AXP Equity Select Fund, Inc.; AXP Extra Income Fund, Inc.; AXP Federal Income Fund, Inc.; AXP Global Series, Inc.; AXP Growth Series, Inc.; AXP High Yield Tax-Exempt Fund, Inc.; AXP International Fund, Inc.; AXP Investment Series, Inc.; AXP Managed Series, Inc.; AXP Market Advantage Series, Inc.; AXP Money Market Series, Inc.; AXP New Dimensions Fund, Inc.; AXP Partners Series, Inc.; AXP Precious Metals Fund, Inc.; AXP Progressive Fund, Inc.; AXP Selective Fund, Inc.; AXP Special Tax-Exempt Series Trust; AXP Stock Fund, Inc.; AXP Strategy Series, Inc.; AXP Tax-Exempt Series, Inc.; AXP Tax-Free Money Fund, Inc.; AXP Utilities Income Fund, Inc., Growth Trust; Growth and Income Trust; Income Trust; Tax-Free Income Trust; World Trust; IDS Certificate Company.


(b)  As to each director, officer or partner of the principal underwriter:


Name and Principal Business Address   Position and Offices with
                                      Underwriter
------------------------------------- -----------------------------------

Ronald. G. Abrahamson                 Vice President - Business
200 AXP Financial Center              Transformation
Minneapolis, MN  55474

Douglas A. Alger                      Senior Vice President - Human
200 AXP Financial Center              Resources
Minneapolis, MN  55474

Gumer C. Alvero                       Vice President - Annuities
200 AXP Financial Center
Minneapolis, MN  55474

Peter J. Anderson                     Senior Vice President -
200 AXP Financial Center              Investment Operations
Minneapolis, MN  55474

Ward D. Armstrong                     Senior Vice President -
200 AXP Financial Center              Retirement Services
Minneapolis, MN  55474

John M. Baker                         Vice President - Plan Sponsor
200 AXP Financial Center              Services
Minneapolis, MN  55474

Dudley Barksdale                      Vice President - Service
200 AXP Financial Center              Development
Minneapolis, MN  55474

Joseph M. Barsky, III                 Vice President - Mutual Fund
200 AXP Financial Center              Equities
Minneapolis, MN  55474

Timothy V. Bechtold                   Vice President - Risk Management
200 AXP Financial Center              Products
Minneapolis, MN  55474

John D. Begley                        Group Vice President -
Suite 100                             Ohio/Indiana
7760 Olentangy River Rd.
Columbus, OH  43235

Brent L. Bisson                       Group Vice President - Los
Suite 900                             Angeles Metro
E. Westside Twr
11835 West Olympic Blvd.
Los Angeles, CA  90064

Walter K. Booker                      Group Vice President - New Jersey
200 AXP Financial Center
Minneapolis, MN  55474

Bruce J. Bordelon                     Group Vice President - San
1333 N. California Blvd.              Francisco Bay Area
Suite 200
Walnut Creek, CA  94596

Charles R. Branch                     Group Vice President - Northwest
Suite 200
West 111 North River Dr.
Spokane, WA  99201

Douglas W. Brewers                    Vice President - Sales Support
200 AXP Financial Center
Minneapolis, MN  55474

Kenneth J. Ciak                       Vice President and General
IDS Property Casualty                 Manager - IDS Property Casualty
1400 Lombardi Avenue
Green Bay, WI  54304

Paul A. Connolly                      Vice President - Retail
200 AXP Financial Center              Distribution Services
Minneapolis, MN  55474

Henry J. Cormier                      Group Vice President - Connecticut
Commerce Center One
333 East River Drive
East Hartford, CT  06108

James M. Cracchiolo                   Director, President and Chief
200 AXP Financial Center              Executive Officer
Minneapolis, MN  55474

John M. Crawford                      Group Vice President -
Suite 200                             Arkansas/Springfield/Memphis
10800 Financial Ctr Pkwy
Little Rock, AR  72211

Kevin F. Crowe                        Group Vice President -
Suite 312                             Carolinas/Eastern Georgia
7300 Carmel Executive Pk
Charlotte, NC  28226

Colleen Curran                        Vice President and Assistant
200 AXP Financial Center              General Counsel
Minneapolis, MN  55474

Luz Maria Davis                       Vice President - Communications
200 AXP Financial Center
Minneapolis, MN  55474

Arthur E. DeLorenzo                   Group Vice President - Upstate
4 Atrium Drive, #100                  New York
Albany, NY  12205

Scott M. DiGiammarino                 Group Vice President -
Suite 500                             Washington/Baltimore
8045 Leesburg Pike
Vienna, VA  22182

Bradford L. Drew                      Group Vice President - Eastern
Two Datran Center                     Florida
Penthouse One B
9130 S. Dadeland Blvd.
Miami, FL  33156

Douglas K. Dunning                    Vice President - Assured Assets
200 AXP Financial Center              Product Development and Management
Minneapolis, MN  55474

James P. Egge                         Group Vice President - Western
4305 South Louise, Suite 202          Iowa, Nebraska, Dakotas
Sioux Falls, SD  57103

Robert M. Elconin                     Vice President - Government
200 AXP Financial Center              Relations
Minneapolis, MN  55474

Phillip W. Evans,                     Group Vice President - Rocky
Suite 600                             Mountain
6985 Union Park Center
Midvale, UT  84047-4177

Gordon M. Fines                       Vice President - Mutual Fund
200 AXP Financial Center              Equity Investments
Minneapolis, MN  55474

Douglas L. Forsberg                   Vice President - International
200 AXP Financial Center
Minneapolis, MN  55474

Peter A. Gallus                       Vice President-Investment
200 AXP Financial Center              Administration
Minneapolis, MN  55474

Derek G. Gledhill                     Vice President - Integrated
200 AXP Financial Center              Financial Services Field
Minneapolis, MN  55474                Implementation

David A. Hammer                       Vice President and Marketing
200 AXP Financial Center              Controller
Minneapolis, MN  55474

Teresa A. Hanratty                    Senior Vice President-Field
Suites 6&7                            Management
169 South River Road
Bedford, NH  03110

Robert L. Harden                      Group Vice President - Boston
Two Constitution Plaza                Metro
Boston, MA  02129

Lorraine R. Hart                      Vice President - Insurance
200 AXP Financial Center              Investments
Minneapolis, MN  55474

Janis K. Heaney                       Vice President - Incentive
200 AXP Financial Center              Management
Minneapolis, MN  55474

Brian M. Heath                        Senior Vice President and General
Suite 150                             Sales Manager
801 E. Campbell Road
Richardson, TX  75081

Jon E. Hjelm                          Group Vice President - Rhode
310 Southbridge Street                Island/Central - Western
Auburn, MA  01501                     Massachusetts

David J. Hockenberry                  Group Vice President - Tennessee
30 Burton Hills Blvd.                 Valley
Suite 175
Nashville, TN  37215

Carol A. Holton                       Vice President - Third Party
200 AXP Financial Center              Distribution
Minneapolis, MN  55474

David R. Hubers                       Chairman of the Board
200 AXP Financial Center
Minneapolis, MN  55474

Debra A. Hutchinson                   Vice President - Relationship
200 AXP Financial Center              Leader
Minneapolis, MN  55474

Diana R. Iannarone                    Group Vice President -
3030 N.W. Expressway                  Kansas/Oklahoma
Suite 900
Oklahoma City, OK  73112

Theodore M. Jenkin                    Group Vice President - Cleveland
                                      Metro

James M. Jensen                       Vice President - Advice and
200 AXP Financial Center              Retail Distribution Group
Minneapolis, MN  55474                Products, Compensation and Field
                                      Administration

Marietta L. Johns                     Senior Vice President - Field
200 AXP Financial Center              Management
Minneapolis, MN  55474

Nancy E. Jones                        Vice President - Business
200 AXP Financial Center              Development
Minneapolis, MN  55474

John C. Junek                         Senior Vice President, General
200 AXP Financial Center              Counsel
Minneapolis, MN  55474

Ora J. Kaine                          Vice President - Financial
200 AXP Financial Center              Advisory Services
Minneapolis, MN  55474

Linda B. Keene                        Vice President - Market
200 AXP Financial Center              Development
Minneapolis, MN  55474

Raymond G. Kelly                      Group Vice President - North Texas
Suite 250
801 East Campbell Road
Richardson, TX  75081

John M. Knight                        Vice President - Investment
200 AXP Financial Center              Accounting
Minneapolis, MN  55474

Claire Kolmodin                       Vice President - Service Quality
200 AXP Financial Center
Minneapolis, MN  55474

David S. Kreager                      Group Vice President - Greater
Suite 108                             Michigan
Trestle Bridge V
5126 Lovers Lane
Kalamazoo, MI  49002

Steven C. Kumagai                     Director and Senior Vice
200 AXP Financial Center              President-Direct and Interactive
Minneapolis, MN  55474                Group

Mitre Kutanovski                      Group Vice President - Chicago
Suite 680                             Metro
8585 Broadway
Merrillville, IN  48410

Kurt A. Larson                        Vice President - Senior Portfolio
200 AXP Financial Center              Manager
Minneapolis, MN  55474

Lori J. Larson                        Vice President - Brokerage and
200 AXP Financial Center              Direct Services
Minneapolis, MN  55474

Daniel E. Laufenberg                  Vice President and Chief U.S.
200 AXP Financial Center              Economist
Minneapolis, MN  55474

Jane W. Lee                           Vice President - New Business
200 AXP Financial Center              Development and Marketing
Minneapolis, MN  55474

Peter A. Lefferts                     Senior Vice President - Corporate
200 AXP Financial Center              Strategy and Development
Minneapolis, MN  55474

Fred A. Mandell                       Vice President - Distribution
200 AXP Financial Center              Channel Marketing
Minneapolis, MN  55474

Daniel E. Martin                      Group Vice President - Pittsburgh
Suite 650                             Metro
5700 Corporate Drive
Pittsburgh, PA  15237

Timothy J. Masek                      Vice President and Director of
200 AXP Financial Center              Global Research
Minneapolis, MN  55474

Paula R. Meyer                        Vice President - Mutual Funds
200 AXP Financial Center
Minneapolis, MN  55474

Shashank B. Modak                     Vice President - Technology Leader
200 AXP Financial Center
Minneapolis, MN  55474

Pamela J. Moret                       Senior Vice President - Products
200 AXP Financial Center              Group
Minneapolis, MN  55474

Barry J. Murphy                       Executive Vice President - U.S.
200 AXP Financial Center              Retail Group
Minneapolis, MN  55474

Mary Owens Neal                       Vice President-Consumer Marketing
200 AXP Financial Center
Minneapolis, MN  55474

Scott M. Nelson                       Vice President - Alternative
200 AXP Financial Center              Investments
Minneapolis, MN  55474

Thomas V. Nicolosi                    Group Vice President - New York
Suite 220                             Metro Area
500 Mamaroneck Avenue
Harrison, NY  10528

Michael J. O'Keefe                    Vice President - Advisory
200 AXP Financial Center              Business Systems
Minneapolis, MN  55474

James R. Palmer                       Vice President - Taxes
200 AXP Financial Center
Minneapolis, MN  55474

Marc A. Parker                        Group Vice President -
10200 SW Greenburg Road               Portland/Eugene
Suite 110
Portland, OR  97223

Carla P. Pavone                       Vice President - Business
200 AXP Financial Center              Development
Minneapolis, MN  55474

Kris Petersen                         Vice President - Non-propriety
200 AXP Financial Center              Products
Minneapolis, MN  55474

Susan B. Plimpton                     Vice President - Marketing
200 AXP Financial Center              Services
Minneapolis, MN  55474

Larry M. Post                         Group Vice President -
One Tower Bridge                      Philadelphia Metro and Northern
100 Front Street, 8th Fl              New England
West Conshohocken, PA  19428

Ronald W. Powell                      Vice President and Assistant
200 AXP Financial Center              General Counsel
Minneapolis, MN  55474

James M. Punch                        Vice President - Branded Platform
200 AXP Financial Center              Project
Minneapolis, MN  55474

Frederick C. Quirsfeld                Senior Vice President - Fixed
200 AXP Financial Center              Income
Minneapolis, MN  55474

Teresa J. Rasmussen                   Vice President and Assistant
200 AXP Financial Center              General Counsel
Minneapolis, MN  55474

Rollyn C. Renstrom                    Vice President - Corporate
200 AXP Financial Center              Planning and Analysis
Minneapolis, MN  55474

Ralph D. Richardson III               Group Vice President - Southern
Suite 800                             Texas
Arboretum Plaza One
9442 Capital of Texas Hwy. N
Austin, TX  78759

ReBecca K. Roloff                     Senior Vice President - Field
200 AXP Financial Center              Management and Financial Advisory
Minneapolis, MN  55474                Service

Stephen W. Roszell                    Senior Vice President -
200 AXP Financial Center              Institutional
Minneapolis, MN  55474

Max G. Roth                           Group Vice President -
Suite 201 S. IDS Ctr                  Wisconsin/Upper Michigan
1400 Lombardi Avenue
Green Bay, WI  54304

Diane M. Ruebling                     Group Vice President - Central
                                      California/Western Nevada

Erven A. Samsel                       Senior Vice President - Field
45 Braintree Hill Park                Management
Suite 402
Braintree, MA  02184

Theresa M. Sapp                       Vice President - Relationship
200 AXP Financial Center              Leader
Minneapolis, MN  55474

Russell L. Scalfano                   Group Vice President -
Suite 201                             Illinois/Indiana/Kentucky
101 Plaza East Blvd.
Evansville, IN  47715

William G. Scholz                     Group Vice President -
Suite 205                             Arizona/Las Vegas
7333 E. Doubletree Ranch Rd
Scottsdale, AZ  85258

Stuart A. Sedlacek                    Senior Vice President and Chief
200 AXP Financial Center              Financial Officer
Minneapolis, MN  55474

Donald K. Shanks                      Vice President - Property Casualty
200 AXP Financial Center
Minneapolis, MN  55474

Judy P. Skoglund                      Vice President - Quality and
200 AXP Financial Center              Service Support
Minneapolis, MN  55474

James B. Solberg                      Group Vice President - Eastern
466 Westdale Mall                     Iowa Area
Cedar Rapids, IA  52404

Bridget Sperl                         Senior Vice President - Client
200 AXP Financial Center              Service
Minneapolis, MN  55474

Paul J. Stanislaw                     Group Vice President - Southern
Suite 1100                            California
Two Park Plaza
Irvine, CA  92714

Lisa A. Steffes                       Vice President - Marketing Offer
200 AXP Financial Center              Development
Minneapolis, MN  55474

Lois A. Stilwell                      Group Vice President - Outstate
Suite 433                             Minnesota Area/North
9900 East Bren Road                   Dakota/Western Wisconsin
Minnetonka, MN  55343

James J. Strauss                      Vice President and General Auditor
200 AXP Financial Center
Minneapolis, MN  55474

Jeffrey J. Stremcha                   Vice President - Information
200 AXP Financial Center              Resource Management/ISD
Minneapolis, MN  55474

Barbara Stroup Stewart                Vice President - Channel
200 AXP Financial Center              Development
Minneapolis, MN  55474

Craig P. Taucher                      Group Vice President -
Suite 150                             Orlando/Jacksonville
4190 Belfort Road
Jacksonville, FL  32216

Neil G. Taylor                        Group Vice President -
Suite 425                             Seattle/Tacoma/Hawaii
101 Elliott Avenue West
Seattle, WA  98119

John R. Thomas                        Senior Vice President -
200 AXP Financial Center              Information and Technology
Minneapolis, MN  55474

Keith N. Tufte                        Vice President and Director of
200 AXP Financial Center              Equity Research
Minneapolis, MN  55474

Peter S. Velardi                      Group Vice President -
Suite 180                             Atlanta/Birmingham
1200 Ashwood Parkway
Atlanta, GA  30338

Charles F. Wachendorfer               Group Vice President - Detroit
Suite 100                             Metro
Stanford Plaza II
7979 East Tufts Ave. Pkwy
Denver, CO  80237

Donald F. Weaver                      Group Vice President - Greater
3500 Market Street, Suite 200         Pennsylvania
Camp Hill, PA  17011

Norman Weaver Jr.                     Senior Vice President - Alliance
1010 Main St., Suite 2B               Group
Huntington Beach, CA  92648

Michael L. Weiner                     Vice President - Tax Research and
200 AXP Financial Center              Audit
Minneapolis, MN  55474

Jeffry M. Welter                      Vice President - Equity and Fixed
200 AXP Financial Center              Income Trading
Minneapolis, MN  55474

Thomas L. White                       Group Vice President - Cleveland
Suite 200                             Metro
28601 Chagrin Blvd.
Woodmere, OH  44122

Eric S. Williams                      Group Vice President - Virginia
Suite 250
3951 Westerre Parkway
Richmond, VA  23233

William J. Williams                   Group Vice President - Twin
200 AXP Financial Center              Cities Metro
Minneapolis, MN  55474

Edwin M. Wistrand                     Vice President and Assistant
200 AXP Financial Center              General Counsel
Minneapolis, MN  55474

Michael D. Wolf                       Vice President - Senior Portfolio
200 AXP Financial Center              Manager
Minneapolis, MN  55474

Michael R. Woodward                   Senior Vice President - Field
32 Ellicott St.                       Management
Suite 100
Batavia, NY  14020

David L. Yowan                        Vice President and Treasurer
American Express Co.
New York

Rande L. Zellers                      Group Vice President-Gulf States
1 Galleria Blvd., Suite 1900
Metairie, LA  70001

Item 29(c)


                        Net Underwriting
Name of Principal       Discounts and         Compensation on      Brokerage
Underwriter             Commissions           Redemption           Commissions           Compensation

American Express        $32,468,381           $662,606                None                  None
Financial Advisors
Inc.

Item 30.   Location of Accounts and Records

           American Enterprise Life Insurance Company
           829 AXP Financial Center
           Minneapolis, MN 55474

Item 31.   Management Services

           Not applicable.

Item 32.   Undertakings

           (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

           (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

           (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to American Enterprise Life Contract Owner Service at the address or phone number listed in the prospectus.

           (d) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

           (e) Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. Avail. Nov. 28, 1988). Further, Registrant represents that it has complied with the provisions of paragraphs (1) -
                  (4) of that no-action letter.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, American Enterprise Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Minneapolis, and State of Minnesota, on the 1st day of March, 2002.

                         AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT
                         --------------------------------------------
                                    (Registrant)

                         By American Enterprise Life Insurance Company
                         ---------------------------------------------
                                    (Sponsor)


                         By /s/ Carol A. Holton*
                            --------------------
                                Carol A. Holton
                                President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 1st day of March, 2002.

Signature                                               Title

/s/  Gumer C. Alvero*                     Director, Chairman of the Board and
---------------------                     Executive Vice President - Annuities
     Gumer C. Alvero

/s/  Carol A. Holton*                     Director, President and Chief
----------------------                    Executive Officer
     Carol A. Holton

/s/  Paul S. Mannweiler*                  Director
------------------------
     Paul S. Mannweiler

/s/  Teresa J. Rasmussen*                 Director, Vice President, General
-------------------------                 Counsel and Secretary
     Teresa J. Rasmussen

/s/  Philip C. Wentzel*                   Vice President and Controller
-----------------------
     Philip C. Wentzel

/s/  David L. Yowan*                      Vice President and Treasurer
---------------------
     David L. Yowan

*Signed pursuant to Power of Attorney, dated April 25, 2001, filed electronically as Exhibit 24 to American Enterprise MVA Account's Post-Effective Amendment No. 7 to Registration Statement 333-86297 on form S-1, filed on or about April 26, 2001, is incorporated by reference.



By:/s/ James M. Odland
   ------------------
       James M. Odland

CONTENTS  OF  PRE-EFFECTIVE  AMENDMENT  NO.  2  TO  REGISTRATION  STATEMENT  NO.
333-73958

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

     The prospectus.

Part B.

     Statement of Additional Information.

Part C.

     Other Information.

     The signatures.

     Exhibits.